Form 20-F
period 2007-09-30
Pediment Exploration Ltd
filed 2008-03-31
CIK 1348909

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Annual Report

Fiscal 2007 Ended September 30, 2007

   [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

          OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from __________ to ________

OR

   [ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

        THE SECURITIES EXCHANGE ACT OF 1934

        Date of event requiring this shell company report  __________

SEC FILE No. 000-52509

Pediment Exploration Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                                                                   None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.     33,638,135

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.                                      Yes [ ]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                                         Yes [ ]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

                                                                     Yes [ ]     No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (Check one):

Large accelerated filer [ ]   Accelerated filer [ ]           Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

                                                            Item 17 [X]     Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                  Yes [ ] No [X]

Index to Exhibits on Page 83

PEDIMENT EXPLORATION LTD.

FORM 20-F ANNUAL REPORT

FISCAL 2007 ENDED SEPTEMBER 30, 2007

TABLE OF CONTENTS

Introduction                                                                 3

PART I

Item 1.    Identity of Directors, Senior Management and Advisors            11

Item 2.    Offer Statistics and Expected Timetable                          11

Item 3.    Key Information                                                  11

Item 4.    Information on the Company                                       11

Item 5.    Operating and Financial Review and Prospects                     49

Item 6.    Directors, Senior Management and Employees                       59

Item 7.    Major Shareholders and Related Party Transactions                70

Item 8.    Financial Information                                            71

Item 9.    The Offer and Listing                                            72

Item 10.   Additional Information                                           78

Item 11.   Quantitative and Qualitative Disclosures About Market Risk       80

Item 12.   Description of Securities Other Than Equity Securities           80

PART II

Item 13.   Default, Dividend Arrearages and Delinquencies                   80

Item 14.   Material Modifications to the Rights of

            Security Holders and Use of Proceeds                            80

Item 15.   Controls and Procedures                                          80

Item 16.   Reserved                                                         81

Item 16A.  Audit Committee Financial Expert                                 81

Item 16B.  Code of Ethics                                                   81

Item 16C.  Principal Accountant Fees and Services                           81

Item 16D.  Exemptions from the Listing Standards for Audit Committees       81

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers                            81

PART III

Item 17.   Financial Statements                                             82

Item 18.   Financial Statements                                             82

Item 19.   Exhibits                                                         83

INTRODUCTION

Pediment Exploration Ltd. is organized under the laws of British Columbia, Canada.  In this Annual Report, the “Company”, “Pediment”, “we”, “our” and “us” refer to Pediment Exploration Ltd. and its subsidiary (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Principal corporate offices are located at 789 West Pender St., #720, Vancouver, British Columbia, Canada  V6C 1H2.  Our telephone number is 604-682-4418.

We file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov.  Further, we also files reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

BUSINESS OF PEDIMENT EXPLORAION LTD.

Pediment Exploration Ltd. (the “Company”) is a mineral exploration company.  Its main focus is on exploring thirteen gold/silver/copper projects in Mexico: Caborca Copper-gold; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; La Colorada Gold/Silver; Manuel/Mel Gold; San Antonio Gold; Texson Gold; and Valenzuela Silver; Roja Gold; Nopal Gold and Caribe Gold.  The Company anticipates expending US$8.7 million on property acquisition/exploration during Fiscal 2008.  Refer to ITEM #4B for a more detailed discussion of the acquisition/exploration activities with respect to these interests.  Refer to ITEM #4D for a more detailed discussion of the obligations and rights with respect to these interests.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. Forward-looking statements may be identified by the use of words like “plans”, “expects”, “aims”, “believes”, “projects”, “anticipates”, “intends”, “estimates”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors.  We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in Mexico, which factors are set forth in more detail in the sections entitled “Risk Factors” in Item #3D, “Business Overview” in ITEM #4B, and “Operating and Financial Review and Prospects” at ITEM #5.

GLOSSARY

Adit:  A horizontal or nearly horizontal tunnel made for exploration or mining.

Alteration zones:  portions of bedrock where the mineralogic composition of the rock has been changed by physical or chemical means, especially by the actions of hydrothermal solutions.

Andesite:  A dark-colored, fine-grained volcanic rock.

Anomalies:  deviations from uniformity or regularity in geophysical or geochemical quantities.

Anomalous values:  results of geophysical or geochemical testing which deviate from the expected or calculated value.

Archean:  rocks formed during the earliest part of Precambrian time, prior to 2,500 million years before present.

Arenaceous:  Rocks with a high sand component in their make up.

Au: Gold

Base metal:  any of the more common and more chemically active metals, e.g. lead, copper and zinc.

Bedrock conductors:  portions of consolidated earth material which offers a low resistance to the passage of an electric current.

Breccia:  Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Channel Sample:  A sample taken continuously over a specified distance.

Chromium:  A metal used for corrosion-resistant steels and whose compounds have many beautiful colors.

Cross-cut:  a mining tunnel driven perpendicular to the dominant trend of a vein or ore bearing structure.

Cut-off grade:  the lowest grade of mineralized material considered economic to mine and process; used in the calculation of reserves.

Deposit:  A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

Diabase:  A dark-colored very fine grained and hard intrusive rock.

Diamond drill holes:  a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

Differentiated:  A natural process during cooling of rocks where by one type of rock can solidify first followed by another kind.

Drive:  a mining tunnel driven parallel to the dominant trend of a vein or ore bearing structure.

Dyke:  An igneous mass injected into a fissure in rock.

Electromagnetic:  of, produced by or having to do with magnetic fields associated with currents artificially or naturally maintained in the sub-surface of the earth.

Epiclastic:  Sediments consisting of weathered products of older rock.

Feasibility study:  a definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed.  The study is used to define the economic viability of a project and to support the search for project financing.

Felsic:  an igneous rock made up of light colored minerals; composed primarily of feldspar and silica.

Float:  Rock this is not outcrop and has been transported some distance from its source

g/t; g Au/t: Grams per metric tonne; grams gold per metric tonne.

-genic:  meaning suitable to or pertaining to, e.g. syngenetic, meaning a ore deposit formed contemporaneously with the enclosing rocks

Geochemistry:  The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting mineralization.

Geochemical sampling:  a mineral exploration method whereby samples of soil, stream sediments, rocks, etal. are collected in a systematic way and analyzed for a suite of elements.

Geophysical:  relating to the physical properties, e.g. magnetic, seismic,et.al. of the earth and rock materials.

Gold or Au:  A gold metallic element that is ductile and very malleable.  This precious metal has industrial applications a well as being monetary value and used in jewelry.

Gossan:  Brown to orange to red colored rocks and soil, where the color is due to weathering sulphides.

Grade:  the amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

Grab Sample:  Sample of selected rock or saprolite collected at random from within a restricted area of interest.

Grid:  a systematic array of points or lines; e.g. a rectangular pattern of pits, boreholes or data collection locations used in mineral exploration.

Ground magnetic survey:  a mineral exploration method involving the use of hand held magnetometer instruments which measure the intensity of the earth’s magnetic field.  The survey usually takes the form of a regular pattern of parallel lines designed to cover the survey area with the objective of identifying magnetic anomalies, which may be indicative of hidden mineralization.

Hanging wall:  the overlying side of a fault, ore body, or mine working, in particular the wall rock above a fault or inclined vein.

Heap leach:  a relatively inexpensive processing method based on hydrometallurgical technology, whereby crushed rock is placed on an impermeable liner and is sprayed with a cyanide solution.  The resulting gold bearing liquid is collected and the gold is recovered employing conventional technologies culminating in smelting and doré production.

Hectare:  A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

Heterolithic:  Composed of fragments of several different rock types.

Host rock:  a volume of rock within which the ore body occurs.

Hydrogeological studies:  studies concerning the occurrence, movement and condition of ground water.

Hydrothermal solutions:  heated water, with or without demonstrable association with igneous processes.

In-situ-resource:  a tonnage of mineralized rock of intrinsic economic interest, the grades and limits of which are known with a specified degree of knowledge, expressed in terms of the material as it exists in the ground prior to mining.

IP (induced polarization):  a geophysical technique for detecting buried disseminated sulphides through the application to the ground of electrical currents.

IP survey:  systematic completion of IP on a grid over the area of interest.

Intrusive:  Rock mass formed below the earth’s surface from magma, which has intruded into a pre-existing rock mass.

Komatiite:  A volcanic rock with s distinctive texture.

Lead or Pb:  A soft, bluish metal that is ductile, heavy and acid resistant.

Limestone:  A rock composed principally of calcium carbonate, used as an essential ingredient in making cement.

Lineament:  a linear feature in the earth’s crust generally coincident with a geological fault.

Lithogeochemical:  relating to the trace element and major oxide chemistry of rocks to define alteration systems associated with mineralization.

Lithological contact:  a boundary between two different rock types.

Lode - a tabular or vein-like deposit of valuable minerals between well defined walls of rock.

Mafic:  an igneous rock composed chiefly of one or more ferromagnesian (containing iron and magnesium), dark colored minerals.

Mafic-ultramafic:  A dark colored intrusive rock.

Magnetic: having the property of attracting iron or steel, like a magnet.

Metamorphosed:  a term used to describe a rock mass which has been subjected to metamorphism.  Metamorphism is a geological process where the original mineral composition of a rock is changed or metamorphosed in response to local or regional scale changes in temperature, pressure and the action of chemically active fluids.

Metamorphism:  A natural process of heat and compression that changes rocks.

Metagabbro:  A gabbro that has been metamorphosed.

Metapyroxenite:  A pyroxenite that has been metamorphosed.

Metasediments:  sedimentary rocks, which are rocks formed out of the consolidation of sediment settled out of water, ice or air, which have been metamorphosed.

Mineralization:  the process by which a mineral or minerals, usually metals, are introduced into a rock, resulting in an economically valuable or potentially valuable deposit.  Also refers to mineral-bearing rock that has been identified by widely spaced drilling.

Mineralized material:  a mineralized volume of rock which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration.  Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Net Smelter Return:  A royalty payment made by a producer of metals based on gross mineral production from the property, less deductions of certain limited costs including smelter, refining, transportation and insurance costs.

Nickel or Ni:  A white metallic metal, very malleable and ductile, largely used in alloys because of its corrosion resisting property.

NSR:  Net smelter return.

Ore:  rock that contains one or more minerals or metals, at least one of which has commercial value and which can be recovered at a profit.

Ore body:  a continuous volume of mineralized material which may be economic and feasible to mine.

Outcrop:  Bedrock that is exposed at surface, and is not covered by soil or other material.

Overburden:  barren rock material, usually unconsolidated, overlying a mineral deposit and which must be removed prior to mining.

Palladium or Pd:  A silver-white metallic chemical element.  The metal and its alloys is used in electrical contacts, precision instruments and jewelry and as a catalyst in the chemical industry particularly for automobile exhaust systems to help control pollution.

Phanerozoic:  that part of geologic time for which, in the corresponding rocks, the evidence of life is abundant; geologic time from 570 million years ago to the present.

Phanerozoic Basin:  a general term for a depressed, Phanerozoic aged sediment filled area.

Placer mining:  the extraction of gold from loosely consolidated material, often a riverbed.

Platinum or Pt:  A silver-white metallic chemical element. It has a high melting point and is resistant to chemical attack.  The pure metal and its alloys are used in jewelry, electrical contacts, in laboratories as an acid resistant material and as an important catalyst.

Plutonic rocks:  a rock formed at considerable depth below the earth’s surface by crystallization of magma.

PGM:  Platinum group metals, which includes platinum, palladium, ruthenium, osmium, rhodium and iridium.

ppb:  Parts per billion.

ppm:  Parts per million.

Proterozoic:  Rocks formed between 1 and 2.2 billion years ago; the second oldest geological period after Archaean.

Pyrite:  A gold colored rock composed of iron and sulphur.

Pyroclastic:  Material ejected into the air from a volcanic vent.

Pyroxenite:  A dark rock composed of the mineral pyroxene.

Quartz or qtz:  A very common hard rock forming mineral, generally clear to white but can be a variety of colors.

Raking:  angle between a linear feature and the horizontal measured in the plane that contains the two.

Reserve:  that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation drilling:  a type of rotary drilling that uses a double-walled drill pipe.  Compressed air, water or other drilling medium is forced down the space between the two pipes to the drill bit and the drilled chips are flushed back up to the surface through the center tube of the drill pipe.

Reverse circulation holes:  a drilling method employing dual walled drill rods fitted with either a hammer or rotary drilling bit.  The pressurized drilling fluid (air or water) travels down the outer annulus and the return fluid travels up the center of the drill rod carrying the sample of rock chips and dust-sized particles to the surface.

Saprolite:  Rock that has weathered to clay, but is in place and has not been moved by erosion or other forces.

Schist:  a metamorphic rock characterized by a well-developed parallel orientation of more than 50% of the minerals present.

Scree:  Boulders and related debris which has fallen or slid down a steep embankment, hill or cliff.

Sediments:  Rocks, which are composed of various proportions of clay, silt, sand, gravel and pebbles.

Sedimentary:  formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of deposition.

Shearing:  the resulting action from stresses that cause or tend to cause contiguous parts of a body to slide relatively to each other in a direction parallel to their plane of contact.

Shear zones:  linear areas of weakness along which a failure occurred whereby the portion of mass on one side of the area slides past the portion on the opposite side and which often form conduits for mineralizing fluids.

Silver or Ag:  A white metallic element that is ductile, malleable and capable of high polish. This precious metal has major industrial applications in photography, x-ray films, electronics and electrical contacts, batteries, brazing alloys, catalysts, mirrors, jewelry and sterling ware.

Stock:  An intrusive body that is very approximately circular and generally less than 100m to 200m across.

Stockwork: a mineral deposit in the form of a branching or interlocking network of veinlets.

Stockwork of quartz veins:  a crosscutting network of fractures filled with quartz.

Strata:  A section of a formation that consist throughout of essentially the same kind of rock.

Stratigraphy:  the arrangement of rock strata, especially as to geographic position and chronologic order of sequence.

Strike:  geological measurement of the direction of a horizontal line on the surface of the bed.

Stripping ratio:  ratio of waste to ore.

Sulphides:  A rock whose dominant component is the element sulphur.

Supracrustal rocks:  rocks that overlie the basement.  Basement is defined as a complex of undifferentiated rocks that underlies the oldest identifiable rocks in the area.

Tectonic: pertaining to the forces involved in, or the resulting structures or features of the large scale architecture of the upper part of the Earth’s crust.

Tectonized:  a rock mass that has been severally modified by folding and/or faulting.

Tertiary:  that portion of the geologic sedimentary section younger than the Cretaceous and older than the Quaternary ranging in age from approximately 55 million to 2 million years old.

Ton: Short ton (2,000 pounds).

Tonne: Metric tonne (1,000 kilograms).

Tuff:  A rock formed by volcanic fragments generally less than 4 mm.

Vein:  sheet-like body of minerals formed by fracture filling or replacement of the host rock.

VLF (very low frequency):  a geophysical technique which utilizes the magnetic components of the electromagnetic field generated by long distance radio transmitters to delineate geological structures.

VHMS (volcanogenic massive sulphide) deposits:  deposits of base and precious metals were formed as layers at the bottom of bodies of water from sulfur-rich material erupted during volcanic activity

Volcanic:  pertaining to the activities, structures or rock types of a volcano.

Winze:  a vertical shaft in a mine sunk or excavated from top to bottom.

Zinc or Zn:  A bluish-white metallic element resistant to atmospheric corrosion.

CONVERSION  TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet Meters Miles Kilometers Acres Hectares Grams Ounces (troy) Tonnes Short tons Grams per tonne Ounces (troy) per tonne	Meters Feet Kilometers Miles Hectares Acres Ounces (troy) Grams Short tons Tonnes Ounces (troy) Grams per tonne	0.305 3.281 1.609 0.621 0.405 2.471 0.032 31.103 1.102 0.907 0.029 34.438

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- Not Applicable ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2007/2006/2005 ended September 30th was derived from the consolidated financial statements of the Company that have been audited by Smythe Ratcliffe LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2004/2003 was derived from audited consolidated financial statements of the Company, not included herein.

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements are the responsibility of the Company’s management.  The auditor’s responsibility is to express an opinion on the consolidated financial statements based on their audit.

The auditors conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  The auditor’s report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

The following table is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  All material numerical differences between Canadian GAAP and United States GAAP (US GAAP), as applicable to the Company, are described in footnotes to the consolidated financial statements.

All per-share figures and number of shares are adjusted for the one-for-fifteen stock consolidation effective 9/21/2004.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

_______________________________________________________________________________________

_______________________________________________________________________________________

                                                         Audited_______________________

                                      Year       Year       Year       Year       Year

                                     Ended      Ended      Ended      Ended      Ended

                                 9/30/2007  9/30/2006  9/30/2005  9/30/2004  9/30/2003

Canadian GAAP

Sales Revenue                           $0         $0         $0         $0         $0

Operating Loss                      ($2133)    ($1641)    ($1164)     ($112)     ($278)

Loss for the Period                 ($2609)    ($1587)    ($1135)        $8      ($284)

Basic (Loss) per Share              ($0.10)    ($0.08)    ($0.27)     $0.00     ($0.01)

Dividends Per Share                  $0.00      $0.00      $0.00      $0.00      $0.00

Wtg. Avg. Shares (000)               26941      20382       4101       3150       3150

Period-end Shares O/S (000)          33638      23609      16300       3150       3150

---------------------------------------------------------------------------------------

Working Capital                     $10144      $4663       $308      ($401)     ($414)

Mineral Interests                    $3385       1029        411          0          0

Long-Term Debt                          $0          0          0          0          0

Capital Stock                       $38558      28585      23858      20825      20825

Shareholders’ Equity                $13560       5724        719       (388)      (396)

Total Assets                        $13927       5844        898         17         35

---------------------------------------------------------------------------------------

US GAAP

Net Loss                            ($4964)    ($2206)    ($1135)

Net Loss Per Share                  ($0.28)    ($0.11)    ($0.27)

Mineral Interest                      $411       $411       $411

Shareholders' Equity                $10585      $5105       $308

Total Assets                        $10953      $5226       $488

-----------------------------------------------------------------------------------------

(1) Cumulative Net Loss since incorporation to 9/30/2007 under US GAAP was ($4,964,452).

(2) Under SEC interpretation of US GAAP, exploration costs related to exploration-stage properties are expensed in the period incurred.

(3) Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

_________________________________________________________________________________________

_________________________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended September 30th, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the previous six months are also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

------------------------------------------------------------------------------

February 2008                                            1.02     0.97    0.97

January 2008                                             1.03     0.99    1.00

December 2007                                            1.02     1.98    0.99

November 2007                                            1.00     0.92    1.00

October 2007                                             1.00     0.95    0.95

September 2007                                           1.06     1.00    1.00

------------------------------------------------------------------------------

Fiscal Year Ended 9/30/2007                    1.11      1.18     1.00    1.00

Fiscal Year Ended 9/30/2006                    1.14      1.20     1.11    1.12

Fiscal Year Ended 9/30/2005                    1.22      1.27     1.16    1.16

Fiscal Year Ended 9/30/2004                    1.32      1.40     1.26    1.26

Fiscal Year Ended 9/30/2003                    1.42      1.59     1.35    1.35

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

      --- Not Applicable ---

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements that involve risks and uncertainties.  The Company's actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include those discussed below and elsewhere in this Annual Report.

Pediment Exploration Ltd. Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company’s ability to continue as a Going Concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Pediment Exploration Ltd. Has No Revenues from Operations and No Ongoing Mining Operations of Any Kind.  The Chances of Pediment Exploration Ltd. Ever Reaching the Development Stage Are Remote.

The expenditures to be made by Pediment Exploration Ltd. in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Pediment Exploration Ltd. having to cease operations.  Management feels that if exploration efforts were unsuccessful for a period of ten years, the Company would cease operations.  If that were the case, investors would lose their entire investment in the company.

Pediment Exploration Ltd. Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations.

The properties in which Pediment Exploration Ltd. has an interest or the concessions in which Pediment Exploration Ltd. has the right to earn an interest are in the exploratory stage only and are without a known body of ore.  If Pediment Exploration Ltd. does not ultimately find a body of ore, it would have to cease operations.  As stated above, management believes that if reserves were not defined on any of the properties on which Pediment Exploration Ltd. has an interest after a period of ten years, the Company would cease operations.  If that were the case, investors would lose their entire investment in the Company.

Pediment Exploration Ltd. Has No Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  The sale of securities to the public results in dilution to existing shareholders.

None of Pediment Exploration Ltd.’ properties have advanced to the commercial production stage and Pediment Exploration Ltd. has no history of earnings or positive cash flow from operations.  Pediment Exploration Ltd. does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to Pediment Exploration Ltd. has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.

Pediment Exploration Ltd., at 2/29/2008, had 3,108,750 share purchase options outstanding and 5,951,373 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 40,451,544 (as of 2/29/2008) to 49,511,667.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Pediment Exploration Ltd.’s Stockholders.

Because the success of Pediment Exploration Ltd. is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. At 2/29/2008, there were 3,108,750 share purchase options outstanding, which, if exercised, would result in an additional 3,108,750 common shares being issued and outstanding. This represents an increase of 3% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.  For a breakdown of dilution, refer to the risk factor entitled: “Pediment Exploration Ltd. Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Pediment Exploration Ltd. Could Be In An Amount Great Enough to Force Vena Resources to Cease Operations.

The current and anticipated future operations of Pediment Exploration Ltd., including further exploration activities require permits from various Federal and regional governmental authorities in Mexico.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Refer to ITEM 4.B.8 of Form 20-F Annual Report.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Pediment Exploration Ltd. to cease operations.  If that were the case, investors would lose their entire investment in the Company.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Pediment Exploration Ltd. and Shareholders Could Find It Difficult to Sell Their Stock.

Pediment Exploration Ltd.’ common shares are subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Pediment Exploration Ltd. is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Pediment Exploration Ltd.’ business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Pediment Exploration Ltd.’s growth will depend, on the efforts of its Senior Management, particularly its President/CEO/Director, Gary Freeman; its VP Exploration/Director, Melvin Herdrick; its Chief Financial Officer, John Seaman; and its Corporate Secretary, Dayna Caouette; and its Board of Directors that also includes Bradley Aelicks, Andre Audet, Ewas Downie, Michael Halvorson, and Chris Theodorophulos.  Pediment Exploration Ltd. does not carry key-man insurance on any individuals.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against Pediment Exploration Ltd.  Pediment Exploration Ltd. is a corporation incorporated in the province of British Columbia, Canada; under the British Columbia Corporations Act.  A majority of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a "foreign private issuer”, Pediment Exploration Ltd. is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act Results in Shareholders Having Less Complete and Timely Data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K results in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders results in shareholders having less data in this regard.

MEXICO RISKS

The properties in which the Company has interests in Mexico are subject to changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico.

The Company's property interests are located in Mexico.  Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business.  Reference is made to “Item 4B. Business Overview, Mexican Mining Laws”.

Political events in Mexico could affect Mexican economic policy and adversely affect us.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy.  Mexican governmental actions concerning the economy could have a significant impact on Mexican private sector entities in general, as well as on market conditions and prices and returns on companies doing business in Mexico.

Mexican political events may also significantly affect our operations.  In the Mexican national elections held on during 2006, Felipe Calderon, the leader of the centrist National Action Party, narrowly won the presidency.  The election has been finalized and approved by the appropriate election regulatory authorities.  However, the primary challenger, Andres Manuel Lopez Obrador, leader of the leftist Democratic Revolution Party, continued to protest and civil unrest persisted for months and could return.

These events and the tight election may intensify legislative gridlock in the Mexican Congress and led to a slowdown in the progress of political reforms in Mexico.  There could be significant changes in laws, public policies and/or regulations that could adversely affect Mexico's political and economic situation, which could adversely affect our business.  Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect the Company and its ability to obtain financing.  It is also possible that political uncertainty may adversely affect Mexican financial markets.

Mexican foreign investment and income tax laws apply to the Company.

Corporations in Mexico are taxed only by the Federal Government.

Mexico has a general system for taxing corporate income, ensuring that all of a corporation's earnings are taxed only once, in the fiscal year in which profits are obtained.  There are two federal taxes in Mexico that apply to the Company’s Mexican projects; an asset tax and a corporate income tax.  Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities.  Corporate income tax is credited against this tax. Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions.  The 2005 corporate tax rate in Mexico is 32%.  The 2006 corporate tax rate in Mexico was 30%.  The current corporate tax rate in Mexico is 28%.

Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.

The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures that may adversely affect the Company's financial position and results.  As the Company maintains its accounts in Canadian dollars, any appreciation in Mexican currency against the Canadian dollar will increase our costs of carrying out operations in Mexico.  The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.  The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

Regulation of mining operations in Mexico is very extensive.

Regulatory requirements to which the Company is subject to in Mexico include certain permits that require periodic or annual renewal with governmental and regulatory authorities.  In addition, the Company is required to comply with existing permit conditions.  The Company believes that it is currently in full compliance with existing permit conditions.  Although its permits have been renewed by governmental and regulatory authorities in the past, there is a risk that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted, or that existing permits will not be revoked.  In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend operations.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

Pediment Exploration Ltd. (the “Company”) is a mineral exploration company.  Its main focus is on exploring nine gold/silver/copper projects in Mexico: Carborca Copper; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; Manuel/Mel Gold; San Antonio Gold; Texson Gold; Valenzuela Silver; La Colorada; Nopal; Roja; and Caribe.

Effective 9/29/2005, the Company completed the acquisition of Compania Minera Pitalla, S.A. de C.V. (“Pitalla”), a private Mexican company that owned the aforementioned property interests.  Compensation was the issuance of 5.4 million common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests.

The Company’s mineral properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

The Company’s executive office is located at:

  789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

  Telephone: 604-682-4418

  Facsimile: 604-669-0384

  E-mail: investor@pedimentexploration.com

  website: www.pedimentexploration.com

The Company’s registered office is located at:

  Bull Housser and Tupper, LLP

  3000 Royal Centre, 1055 West Georgia Street

  Vancouver, British Columbia, Canada  V6E 3R3

  Telephone: 604-687-6575

  Facsmile:  604-646-2634

The contact person is:  Dayna Caouette, Corporate Secretary.

The Company's fiscal year-end is September 30th.

The Company's common shares trade on the TSX Venture Exchange in Canada, under the symbol ”PEZ” and on the Pink Sheets in the United States.   ~~.~~   The common shares also trade in Europe, on the: Stuart art Stock Exchange, Munich Stock Exchange, Berlin Stock Exchange, Frankfurt stock Exchange, and XETRA Exchange.

The Company has an unlimited number of common shares without par value authorized.  At 9/30/2007, the end of the Company's most recent fiscal period, there were 33,638,135 common shares issued/outstanding; at 2/29/2008 there were 40,451,544 common shares issued/outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

The Company was incorporated pursuant to the laws of the Province of British Columbia on 12/23/1983 under the name “Magna Ventures Ltd.”.  On 8/9/1990, the Company's name was changed to “Consolidated Magna Ventures Ltd.”.  On 1/10/2002, the Company's name was changed to “Skinny Technologies Inc.”.  Effective 1/5/2005, the Company agreed to the sale of it’s subsidiary, PODbook.com Ltd. to Daniel C. Walters, a former President of the Company.  Effective 9/10/2005, the Company changed its name to Pediment Exploration Ltd.

Stock Consolidation

The Company effected a 1:15 stock consolidation on 9/21/2004.  All references to the number of shares and per share numbers have been reflected on a post-consolidation basis unless otherwise indicated.

Plan Of Operations

Source of Funds for Fiscal 2008 Ending 9/30/2008

The Company’s primary source of funds since incorporation has been through the issuance of equity and borrowing.  Currently the Company does not have operating revenues, and the Company anticipates generating no revenue during Fiscal 2008.  As of 9/30/2007, the Company had working capital of $10.1 million.

Use of Funds for Fiscal 2008 Ending 9/30/2008

During Fiscal 2008, the Company estimates that it might expend approximately $1.3 million on general/administrative and investor relations expenses.  During Fiscal 2008, the Company estimates that it might expend about $8 million on property acquisition and property exploration expenses.

Anticipated Changes to Facilities/Employees

The Company has limited plans to add additional personnel: receptionist/administrator, investor relations, in-house accounting in Vancouver, BC; and land staff in Mexico.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B.  BUSINESS OVERVIEW

Pediment Exploration Ltd. (the “Company”) is a mineral exploration company.  Its main focus is on exploring nine gold/silver/copper projects in Mexico: Carborca Copper/Gold; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; Manuel/Mel Gold; San Antonio Gold; Texson Gold; and Valenzuela Silver.

Effective 9/29/2005, the Company completed the acquisition of Compania Minera Pitalla, S.A. de C.V. (“Pitalla”), a private Mexican company that owned the aforementioned property interests.  Compensation was the issuance of 5.4 million common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests: if more than one million ounces of gold or gold equivalent are discovered on three or fewer Pitalla projects, with at least 500,000 ounces on a single project.  The aforementioned Carborca, Chocis, Daniel, Manuel/Mel, San Antonio, Texson, and Valenzuela projects were included in the acquisition.

The Company’s exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore; with the exception of the La Colorada project which is a past-producing gold-silver mine, which needs reevaluation of its mineral resources and further exploration.

The Company holds eleven fully-owned projects and two optioned project; and reconnaissance work continues to assess and acquire more.  The primary focus of this work has been gold and silver targets with an emphasis on the still evolving "orogenic" deposit model.  Orogenic gold deposits are a recently recognized grouping or deposit model type resulting from deposition of gold and/or silver into amenable host rocks by fluids streaming from areas of intrusive activity.  This is an important new class, as it includes many of the world's largest gold deposits.

In the Baja California Sur, the San Antonio gold district hosts a number of gold deposits.  The Company's San Antonio Gold Project is located east-southeast of La Paz beyond the northern termination of a series of mountain ranges.

In Sonora, Pediment's decision to option the La Colorada Gold-Silver mine project was based on developing a modified geological model for the formation of the vein and stockwork deposits.  La Colorada was until recently Sonora's largest historic gold producing mine.

The Mojave-Sonora Megashear gold-silver belt (MSM) hosts several significant producing mines owed by other companies.  Pediment holds eight prospective projects in the MSM trend which are targeted for the exploration of bulk tonnage gold mineralization: the Daniel, Manuel/Mel, Cochis, Glor, La Cien gold targets and the Texson silver-gold project and the Caborca copper-gold target.

The Mega-Shear trend (or Belt) is a fold-thrust belt deforming Mesozoic aged volcanic and sedimentary rocks and Precambrian gneiss and granite.  Gold and/or silver mineralization is localized where metal bearing fluids channeled by low-angle shear zones intersect high-angle structures.  Another company already has a producing gold mine already in this belt.

The Sierra Madre Occidental gold-silver belt in the Mulatos district has seen recent discoveries and hosts a producing gold mine.  Large resources of strata-bound high-sulfidation gold mineralization are being developed by two other mining companies.  The Company's Valenzuela property is located in this highly prolific belt.

The Company is applying the latest techniques to seek blind deposits and extend known mineralization to depth and laterally under pediment cover in promising areas that have seen no modern exploration.  The Company's concessions are generating drill targets in areas that have never been explored below surface.  The corporate goal is to have multiple projects advancing with new targets constantly in the pipeline to ensure Pediment's investors always have a multiple chances for success.

The Company's exploration programs are conducted under the direction of expert geologist Melvin Hendrick, MSc (Registered Professional, Washington State), who is a qualified person within the definition of National Instrument 43-101; and, except where otherwise noted, is the person responsible for the technical disclosure in this document relating to the Company’s Mexican properties.

Mexican Mining Law

Only Mexican Nationals or Mexican incorporated companies may hold concessions, although there are no restrictions on foreign ownership of such companies.  Concessions are acquired by locating and erecting a principal monument and having the concession located by an official surveyor.  All concessions must be registered with the Public Registry of Mining.  The General Direction of Mines grants mining concessions for periods of 50 years so long as work is performed on the ground, assessment reports are filed in May and the taxes, based on the area and age of the concession, are paid in advance in January and July of each year. The Mining Concession can be renewed for another 50-year period.  Properties less than 1,000 hectares in size do not require annual work commitments. The surface rights are owned either by private persons or ejidos, the local village.  Compensation on a yearly basis is usually required to carry out any extensive work programs and the landholders must also be compensated should the land be required for development.

The environmental standards for an exploration including a drill program are addressed in NORMA Oficial Mexicana law, NOM-120-SEMARNAT-1997 as Modified on May 6, 2004.  This law established specifications of environmental protection in mineral exploration programs that must be complied with in Mexico.  The Company meets or exceeds the requirements stated by this environmental protection law.

Exploration Efforts

The Company’s primary focus for exploration has been the San Antonio, Daniel, Carborca properties; however, La Colorada has become important.

Exploration Expenditures	Fiscal 2006	Fiscal 2007	Estimated Fiscal 2008
San Antonio Gold Project	$300,378	$1,606,163	$5,000,000
La Colorada	n/a	n/a	$2,700,000
Daniel Gold Project	$64,729	$463,375	$1,000,000
Carborca Copper/Gold Project	$59,567	$153,221	n/a
Other Projects	$193,628	$467,035	$100,000
TOTAL	$618,302	$2,689,794	$8,800,000

La Colorada Gold-Silver Project

In October 2007, the Company acquired the La Colorada Gold-Silver Project in Sonora, Mexico, for US$1.1 million and a commitment to pay an additional US$1.65 million over the next two years.  The Company’s decision to option the project is based on developing a modified geological model for the formation of the La Colorada vein and stockwork deposits following field investigations and a review of historic data.  The Company initially plans to conduct studies of the engineering and environmental parameters for dealing with the existing resource and workings while it completes database and geological studies to outline new targets for testing as possible high-grade ore sources.  The Company's primary goal is to test the project's high-grade vein potential, using exploration parameters for epithermal gold-silver systems (see below).  This will include evaluating both the bulk tonnage and high-grade potential of structures for which there is limited indication of past exploration testing.

San Antonio Gold Project

The San Antonio Project (formerly Baja California Sur) is located on the Baja Peninsula, adjacent to the historic mining town of San Antonio and 40 kilometers southeast from the port city of La Paz.  The 100%-owned project consists of three concessions and covers 100,000 acres and about nine miles of favorable geological trend.  In the late 1990s Echo Bay Minerals located and partly tested the Colinas gold resource that is contained by the Company's staked ground.

District Background

There has been mining from two separate deposits types in the region.  Vein mining of silver-base metals deposits has taken place along a northeast-southwest trend, and more limited load gold mining along a separate and younger north-south trend.  The northerly extensions of these two mineralized trends are projected to intersect in a flat-lying, pediment-covered area within the Company's holdings.  This setting is a prime target for discovery of new deposits.

The Company's primary exploration model is focused on locating bulk tonnage grade gold deposits that could be mined by open pit.  During the late 1990s work by Echo Bay outlined the Paradones Amarillo deposit (owned by a third party) on the southern end of the known trend that has measured and indicated resources, and the Colinas deposit on the northern end of the known trend.  These deposits are analogous to the gold mines of the Mojave-Sonora Megashear that include the gold deposits at Mesquite in California and at La Herradura in northwest Sonora.

The "Megashear" and BCS models contain gold deposited in shallowly dipping thrust faults that have enhanced grades and thickness at flexures (bends) in the systems and where they are accompanied by high angle structures that likely acted as conduits for hydrothermal fluids that carried the gold into the deposit traps.  The deposits generally have subtle and restricted alteration envelopes.  Gold is associated with sulphide minerals that typically represent a minor portion of a deposit volume.  Because of a highly fractured character and oxidation of the of the sulphide minerals near surface, the deposits tend to "weather down" and be hidden beneath overburden.

San Antonio Project

The San Antonio project contains Mesozoic aged quartz-diorite and gabbro bodies intruding older metamorphic rocks.  The Mesozoic intrusives include "peraluminous" bodies that are typically associated with gold bearing fluids generation. Low angle fault complexes, that may include zones of cataclasite and mylonite, are a locus for gold deposition.  The Company is confirming past results of reverse circulation drill testing by Echo Bay, and is conducing geochemical and induced polarization surveys as well new geological mapping in order to locate new targets.

Las Colinas Deposit

This deposit located is located in Pediment's Cirio concession.  It was outlined by Echo Bay (now Kinross Gold) in 1996-1997 during a 31-hole reverse circulation drill program in this area.  Drill testing by the Company has confirmed its location.  The Colinas mineralization is hosted by within shallow lying fault zones containing disseminated and veinlet sulphide minerals.  The deposit can reach 20-40 meters in thickness and is concentrated where high angle faults have cut the lower angle fault zones.

North target area (Los Planes)

In addition to outlining the Colinas deposit, drill testing by Echo Bay intersected three significant drill intersections within a broad pattern of testing in an area north of Colinas.

Current Exploration

The Company's latest results from reverse circulation drilling at its 100%-owned San Antonio Gold Project, Baja California Sur, Mexico has extended the main Los Planes zone by 100 meters to the south with thick intersections of good grade oxide gold mineralization and deeper intersections of gold in mixed/sulphide mineralization.  Over 18,000 meters of reverse circulation drilling has been completed to date.  The drill program has been indefinitely extended in order to further expand and determine the boundaries of the Los Planes deposit.

This expansion includes over 2,000 meters of Diamond Core drilling completed during 2008 within Los Planes and Fandango zones.

Southern Extension

To this date, drill-holes PLRC-54, PLRC-55, and PLRC-56 have tested the southern portion of Los Planes zone. All of these holes cut shallow gold intersections in oxidized material, and deeper primary gold mineralization. PLRC-54 and PLRC-55 drilled 200 meters south and southwest of PLRC-25, have returned 9.2 meters of gold mineralization beginning at 42.7 meters and 9.2 meters of gold mineralization beginning at 27.4 meters, respectively.  Also, drill-hole PLRC-56, the southernmost drill-hole that collared 50 meters south of previous holes, has returned 12.2 meters of gold mineralization beginning at 70.1 meters down-hole.  These holes indicate a potential to expand the gold resource in good grades to the south.

Western Testing New

Testing on the west-central portion of Los Planes main zone, have been carried-out.  Drill-hole PLRC-59 intersected 54.6 meters of gold mineralization including 10.67 meters of higher grad mineralization.  Angle hole PLRC-51 returned two separate sections of 51.8 meters of gold mineralization and 53.3 meters of gold mineralization in a section totaling 125 meters length beginning 82.9 meters down-hole.  Vertical drill-hole PLRC-50, located in the same pad as PLRC-51 returned 76.2 meters of gold mineralization closely followed by 21.3 meters of gold mineralization.  PLRC-62 was drilled at an angle of -70º and returned three separate 1.5 meter sections of gold mineralization within nine meters; and PLRC-18 (vertical) returned contiguous 1.5 meter sections of gold mineralization.  Higher grade intersections noted in Holes #50, #52, #63, and #68 demonstrate continued expansion of the high-grade west-central portions of the Los Planes zone.

In Fill Drilling - "Central" area

Drill holes PLRC-19 and PLRC-21/PLRC-22/PLRC-23 were drilled as part of in-fill testing at 50-meter spacing in the central part of the deposit.  PLRC-19, PLRC-21, PLRC-22 and previously reported PLRC-20 have been plotted on a north-south trending long-section   PLRC-23 is located 50 meters to the east of PLRC-22.  Note that PLRC-19 was terminated at 60 meters depth and was intended only to test the shallow oxide section above previous angle holes PLRC-05 and LCDD-19 (a core hole).

In addition, others holes were drilled to in-fill the Southern and Southern up-dip portions of the Los Planes zone. Highlights from these holes include shallow intersections in PLRC-57 of 59.4 meters of gold mineralization, and in PLRC 58 of 71.6 meters of gold mineralization.  Drill-hole PLRC-43 contained intervals of 36.6 meters, 33.5 meters, and 68.6 meters of gold mineralization in a section totaling 150.9 meters.  And Hole PLRC-38 returned 88.4 meters and 35 meters of gold mineralization.

Eastern (Up-Dip) Testing

Several holes were part of the ongoing expansion testing to the east of the discovery area, where a series of post-mineral faults have down dropped the mineralized system and effectively extended the Los Planes system to the east within a series fault bounded, near surface sub-zones of oxidized mineralization.  The limits of this eastern extension have not yet been determined.  Holes PLRC-15 and PLRC-26 were collared 100 meters and 200 meters east of PLRC-16, respectively.  PLRC-15 contained 35 meters of moderate grade oxide gold mineralization in two sections while PLRC-26 contained narrower but higher-grade gold mineralization in oxidized intersections.  Similarly, drill hole PLRC-14 was collared 200 meters east of previously reported PLRC-01, and contained 50 meters of moderate grade oxide gold mineralization in two sections.  Drill hole PLRC-27 is the most easterly hole at Los Planes to date, and encountered 10.6 meters of material gold mineralization in oxides starting at a depth of 62 meters.  PLRC-29 both confirms oxide mineralization up-dip to the east from the core area and higher-grade sections 200 meters east of PLRC-07.  PLRC-33 and 36 confirm the northeast mineralization extension, and the northernmost PLRC-42 indicates the system continues for 150 meters to the north of the previous northern results.

Daniel Gold Project

Project Update

The 13,350 hectare Daniel project is located in northwest Sonora State, 40 kilometers northwest of Caborca and 15 kilometers south of Tajitos which is connected to Caborca by State Highway 2. Access to most of the concession area is good.

The exploration model for Daniel is the nearby producing La Herradura gold mine, hosted by stacked thrust fault zones in Precambrian granite with gold associated with the thrust zones and related flat lying veins.  The geological setting at Daniel is very similar to La Herradura and appears permissive of the deposition of bulk tonnage gold silver mineralization.

Most of the project area is underlain by massive Triassic-Jurassic rhyodacite volcanics that has been intruded in places by andesite volcanic dykes and sills.  Rhyodacite is the common basement rock throughout the region and is the host rock for the La Herradura gold mine and other local deposits.  As with other Mojave-Sonora Megashear projects, the dominant structural feature on the Daniel project is low angle thrust faults that are the focus of most of the known mineralization.  The thrust zone can be seen in the Coronela Mine area where brecciation and silicification associated with the zone reaches widths of 25 meters.  It continues for at least one kilometer to the north, but is cut off by a crosscutting fault to the south.  There are also a number of steep northeast trending faults that cut the flat lying zones and may have been the conduits for mineralizing fluids.  The steeper faults tend to have less silica content and hence do not outcrop as often.

There are three main areas of abandoned mine workings on the Daniel property, all of them very old and most of them completely or partially caved.  The Coronela Mine is located in the middle of the eastern side of the concession, the Sierrita workings located 1.5 kilometers south of Coronela and the Morita area workings located from 1.5 kilometers to 3 kilometers northwest of Coronela.  Coronela is reported to be 0.5 meters to 2 meters wide; current evidence for it is a series of five shallow shafts or pits in a largely pediment covered area.  Southwest of this area is a long northwesterly trending ridge in which the silicified thrust zone is visible.  The thrust dips at a shallow 6-degree-to-10-degree angle intersected by a northeast trending steep fracture zone that may be the source of mineralizing fluids.  Samples of the thrust zone exposed in pits 30 meters apart near the fracture zone showed gold and silver mineralization over three meters in one pit and gold and silver mineralization in the other.

The Sierrita workings accessed a 1.5 meter vein that dipped at 20-30 degrees to the southwest and was traceable for about 180 meters until it passed out of the ridge.  Workings in the valley floor 400-500 meters farther south occupy the projected trace of the vein.  Samples of the vein taken in an adit near the ridge top showed high grade gold and silver mineralization.  500 meters farther south still, old pits expose a zone of fracturing and stockwork veining with abundant limonite and some chrysocolla.  A three-meter horizontal sample taken here showed gold mineralization and high-grade silver mineralization.

The Morita area contains a number of old workings spread over a broad area that do not appear to be targeting the thrust zones as the other areas do.  Workings are centered on high-angle quartz veins hosted by rhyodacite with north and northeasterly orientations.  The veins are contained within a fault block.  Samples from a number of veins in this area showed gold and silver mineralization.  Two new trenching results of the La Morita area contained 18 meters of gold mineralization in the first trench, and a second north-south oriented trench located 200 meters to the southeast returned separate sections with 24 meters of gold mineralization and 12 meters of silver mineralization.

The Coyote zone is located about one kilometers west of the Coronela showings in an area with no evidence of prior prospecting.  It was originally identified by a gold-in-soil anomaly from sample lines with 50-meter sample spacing, and confirmed by continuous chip sampling.  The rock-chip samples were taken from surface exposures focused on a zone of quartz veining and stockwork that has an approximate thickness of 30 meters.  Structural features observed within the Coyote zone include abundant high-angle and low-angle structures with common hematitic limonite material derived from oxidized sulfides.  Stockwork fracturing and veining is also present between the structures in gold mineralized areas. The gold-in-soil anomaly continues for 300 metres north within pediment cover from the rock chip-sampled area.

Exploration Update

Geological mapping and trench sampling at Daniel has established a trend of approximately four-kilometer length in which gold is associated with quartz-carbonate vein and stockwork zones.

The Company recently added 11,000 ha to the north and west of the original holdings area to cover trend extensions from the Morita zone.  This new concession extends Pediment's project area to the boundary of the Noche Buena gold deposit area which is currently being assessed by Seabridge Gold.

Pediment has completed phase one reverse circulation drilling program at Daniel totaling 4934.5 meters in 28 drill-holes, their assay results are still pending. These drill-holes were intended to test the broad areas of gold anomaly in trench sampling at the Coronela and on-trend Sierrita showings. Several holes are also testing the Coyote target and La Morita target that is currently the northern most extent of the main trend in Pediment ground.

Caborca Copper Project

Joint Venture Partner

The Company has signed an agreement with Inmet Mining Corp. that will allow Inmet to explore for copper-gold porphyry deposits.  Inmet is a Canadian-based global mining company that produces copper, zinc and gold.  Inmet owns and operates mining operations in Turkey, Finland and Canada and has interests in a mining operation in Papua New Guinea, a major development project in Spain and a pre-development project in Panama.

The Company has granted Inmet an option to earn up to 70% of the Caborca Copper Project in return for payments of $250,000 and exploration expenditures of $5,000,000 over four years. (For more information on the agreement please refer to ITEM #4D.

Project Description

Initial Exploration

Initial work by Pediment has included partially mapping surface exposures of the zone and collecting 35 reconnaissance rock samples, including several from old dumps.  Surface exposures show leaching of copper, so most effective sampling to estimate grades can only be done where old workings expose mineralization below surface. Copper near surface is largely in the secondary mineral chrysocolla that typically exhibits favorable metallurgy leach characteristics.

Related to the Lista Blanca zone, the Caborca Project also recognizes two porphyry targets that were identified by a recent completed Reconnaissance Induced Polarization (RIP) survey.  RIP is a broad area IP type sampling looking for anomalous sulfide zones.  The RIP survey located two areas separated by the Lista Blanca Fault zone.

RIP target "Lista Blanca", adjacent to the Lista Blanca Replacement Zone, is three kilometers long by 1.5 kilometers across, and flanks a regional magnetic low along most its length.  The connected RIP target "San Juan", located further to the southeast of the Lista Blanca Replacement Zone, is about two kilometers across and is roughly centered over a regional aeromagnetic low.

2006-2007 Exploration

Based on an agreement between Pediment and Inmet, the Company began a grid- based induced-polarization (IP) survey with the objective to investigate anomalies indicated by the 2006 reconnaissance IP survey.  The results of this survey will be used to target drill holes that will test for a potential large porphyry type copper-gold deposit.  The 40-kilometer survey will use a dipole-dipole line array with an initial dipole spacing of 200 meters.

In 2006, Pediment conducted the first ever drill test of the Lista Blanca zone, which was designed to test its potential contained resource, and to determine whether it may indicate the presence of a related porphyry copper-gold system in adjacent pediment-covered areas.

The mineralization encountered is in oxide form with minor bornite.  Drilling results identified higher gold mineralization than anticipated.  Current results seem to show that shorter intervals of higher grades are closer to surface while longer intervals of lower grades are seen at depth.

Texson Gold Project

The 3200-hectare Texson Property is in a silver-enriched portion of the Mojave-Sonora Megashear.  Texson is located 40 kilometers southwest of highway electrical main and rail access at Trincheras, and 100 kilometers south of the region's supply base at Caborca.  Gravel roads from Trincheras that access the district's placer and hardrock gold operations also traverse the Texson Property.  The district is one of Mexico's most important historic placer gold producers, but has no recorded history of silver output or exploration.  Old workings expose gold-silver bearing quartz veins at the southern end of the target area and silver bearing workings at its north end. There is no history of drill testing within the Texson Project.

The project contains two significant areas of exposed alteration and mineralization at either end of a five-kilometer long flexure in the regional scale shear-thrust zone that hosts them.  The portion of the shear-thrust zone between the two mineralized areas is pediment covered and will be targeted for drilling using geochemical and geophysical surveys. The Cerro Colorado gold mine is located 4.5 km on trend to the north-northwest from Pediment property boundary.

The northerly Texson Ridge target is an exposure of shattered, Precambrian aged granite and gneiss that has been broadly altered to limonite, jarosite and sericite.  The top of the ridge is a silica stockwork zone at the hanging wall of the shallow dipping, regional shear zone that hosts the mineralization.  The silica may have acted as a barrier that caused metal laden fluids flooding the shear zone to pond below it.  Several old workings that appear to date from the 1800s have been located in the alteration on the northwest face of the ridge.  This alteration is exposed across 200 to 400 meters of the shear, and over a one kilometer strike length.  A similar color anomaly extends for a further 1 km distance in pediment cover beyond the southern end of the ridge exposure.

Limited grab sampling of old dumps and exposed mineralization on Texson Ridge has returned strong silver values, plus gold.  A single sample located 300 meters southeast of Texson Ridge has returned high-grade silver mineralization and gold mineralization in a narrow vein hosted by limestone.  An aerial view of the Texson Ridge color anomaly is to the left with the on-trend anomaly to the right.

The Calerita-Olivios area at the southern end of the project contains a number of narrow quartz veins that have been exposed in this flat lying area by old open workings and trenches. The pediment cover surrounding this vein area is a red color anomaly similar to that at Texson Ridge.  Limited grab sampling has returned gold and silver values from the veins.

Texson is being targeted primarily to test for bulk tonnage, leach extractable silver and/or gold potential.  Planned work includes extensive sampling and trenching at Texson Ridge, character sampling at the Calerita-Olivios area, and geophysical and geochemical surveys over the entire five plus kilometers of prospective trend and other areas of interest.

There is a limited history of bulk mining using acid leach extraction of deposits that have silver as the primary product. But there is a 30-year history of successful heap and vat leach extraction in gold mining, and many of these deposits also recovery silver.  The Alamo Dorado deposit located in southern Sonora State, within a fold-trust belt similar to but separate from the Megashear, was acquired by Pan American Silver by takeover of Corner Bay Minerals in 2003.  Pan American Silver has indicated it is proceeding to production of the deposit.  There are also advanced exploration silver projects in southern Argentina and southern Peru being assessed for development that may include acid leach extraction processes for the silver.

Fiscal 2007/Fiscal 2008 Exploration Details

In October 2006, the Company reported progress on the Daniel gold project in Sonora State, Mexico, from which results of an initial 318 soil-sample program have been received.  A soil sample grid with 50-meter spaced samples taken along east-west lines of 100-to-200 meters separation was completed over an area of more than two square kilometer centered on the Coronela showings.  The main anomaly indicates a northwest oriented area of 1000-by-300 meters.  Narrow, structurally related “arms” extend for an additional 500 meters to the northeast from the main anomaly.  Near old prospect pits at Coronela, gold values were obtained near where rock sampling previously returned values over three meters in one pit.  Located an additional 300 meters NW of those pits, anomalous results were obtained adding to the strike length of the Coronela gold anomaly.  A low-level arsenic anomaly is coincident with the above described gold anomaly.  A thrust fault forms the contact between granitic intrusive and Jurassic dacitic volcanics in the prospect area.  This contact contains areas of brecciation and silicification with related gold mineralization.  The gold-in-soils anomaly is also partly coincident with areas of quartz veinlets within the granite intrusive near its contact with dacite volcanics.  A trenching program to explore bedrock in the gold anomalous areas at Daniel was expected to commence as soon as a pending group of soil-sample analyses are received from the laboratory.  Samples were taken from five-to-fifteen centimeters of depth in soil, located by hand held GPS and transported to the ALS Chemex preparation facilities in Hermosillo.  Multi-element analysis was performed on a screened fraction of the samples using ICP mass spectrometer by ALS Chemex in its North Vancouver laboratory.  The Daniel project is located within the regional Mojave-Sonora Megashear trend hosting gold mines and deposits that include the La Herradura Mine and the Noche Buena deposit located to the northwest of the Daniel project 45 and 22 kilometers respectively.  Northwestern Mexico is seeing numerous mineral deposits advancing to production with as many as six having started in the past year.

In October 2006, the Company reported on assays received for three drill holes (LB-01, LB-02 and LB-04) testing the Lista Blanca target.  The Lista Blanca target, located south of the city of Caborca in northwestern Sonora State, is an outcropping with linear hydrothermal breccia containing zones of high copper and gold content.  The drilling was designed to test its potential contained resource, and to determine whether it may indicate the presence of a related porphyry copper-gold system in adjacent pediment-covered areas where a Reconnaissance Induced Polarization (RIP) program generated two large areas of geophysical anomalies earlier this year.  The zone drilled is concluded to be an entirely hydrothermal breccia, and essentially an elongated “breccia pipe” created by multiple internal stages of hydrothermal breccia development.  Breccia pipes of this sort are a common feature in a number of porphyry copper type systems.  The mineralization encountered is in oxide form with minor bornite.  Drilling results to date identified higher gold mineralization than anticipated.  Current results seem to show that shorter intervals of higher grades are closer to surface while longer intervals of lower grades are seen at depth.  Granodiorite porphyry dikes intrude the breccia and are locally brecciated themselves.  The best copper and gold mineralization is close to the dikes which are also irregularly altered and mineralized with copper.  The dikes seem to be characteristic of porphyry-copper related intrusives and occur most frequently in drill intercepts from the area of LB-04 and northwesterly for 500-600 meters.  The nearest drill holes to LB-04 are LB-5 located 90 meters southeast (assays pending), and LB-02 located 350 meters northwest.  The company plans to continue working in the area as we feel there is additional information required to properly assess the project.  After we receive the balance of the drill assays the company will then develop the next stage of the exploration plan.  Additional assays will be made available in due course.

In November 2006, the Company reported an extensive program of mechanical trenching has begun at the Daniel project in Sonora State, Mexico.  Trenching will follow-up the successful initial grid soil sampling program.  Soil sampling revealed a large gold in soil anomaly measuring 300-by-1000 meters, oriented in a north-northwest direction with an additional 500 meter “arm” striking to the northeast from the center of the anomaly.  The main anomaly is centered on the 100-plus year-old Coronela gold mine area where sampling of old test pits returned gold and silver values.  The most highly anomalous gold values on the main soil grid roughly follow the interpreted thrust contact between intrusive and volcanic rocks as well as crosscutting vertical structures that are thought to be feeders for the gold system.  Soil sampling continued during October-November 2006 prior to trenching, adding additional lines to the grid to tighten up targeting and to extend and close off portions of the soil anomaly in the northeast and southern portion of the main grid.  Results received to date from new southern lines indicate areas of anomalous gold and arsenic values close to the old “Sierrita” workings where reconnaissance sampling of an old adit on a one meter vein returned gold and silver values.  Additionally, lines have been added to the “North Grid” which is offset to the west from the main grid to follow the thrust contact.  The last sample located at the northeastern corner of this grid showed gold in hematitic soil.  Lines have been added as well as extended eastward in this area to determine the size of the anomaly.  This area known as the old “Morita Ranch area” has workings which follow high angle veins rather than the shallowly dipping thrust fault veins as seen at Coronela and Sierrita.

In November 2006, the Company provided an update of its exploration activities in Northwestern Mexico.  During the past quarter, Pediment had greatly expanded its technical staff, adding three geologists and numerous field assistants and outside specialist consultants.  The Company is and expects to continue to be active on several projects simultaneously for the foreseeable future.  Pediment is subject to the same delays in receiving assay and analytical results that plague the entire sector but will press ahead with field-work while results are awaited.  With over 4000 samples in or en route to the lab and new sampling programs ongoing, the Company will have a heavy reporting schedule going forward.  Sample preparation and shipping has been completed for the nine-hole drill program on the Lista Blanca zone at the Caborca copper project.  Results for the first three holes were reported earlier and the remainder will be released as soon as available.  One of the most significant findings from this drill program was a reclassification of the Lista Blanca zone as hydrothermal breccia and the presence of porphyry dykes hosting or proximal to areas of higher copper and gold grades.  Pediment believes these findings enhance the potential of the large porphyry targets beneath the valley to the east and southeast of Lista Blanca ridge.  A follow-up program to pursue these targets is being developed.  Mechanical trenching has begun at the Daniel project on the Mojave-Sonora Megashear.  Trenches are being cleaned, mapped and sampled while the bulldozer and excavator work on creating new exposures.  Ten or more large trenches are planned at Daniel, after which the equipment will move to the Texson project.  Trenching at Texson is designed to assess the Texson Ridge silver target, a 700-meter long silver in soil anomaly discovered by Pediment earlier this year.  Both of these trenching programs should be finished and results reporting begun before year end.  At Baja Sur, a geophysical crew from Durango Geophysics of Durango Colorado is mobilizing and will start in December 2006 on a pole-dipole Induced Polarization (IP) survey to the north of the Company’s existing Colinas resource.  This survey will define and extend the Reconnaissance IP anomalies generated earlier this year.  The survey will be conducted on a number of the lines that were recently soil sampled by Pediment.  Results of the survey will be combined with geochemical results from 3600 soil samples currently in the lab.  It is expected that a number of new drill targets will be defined by these programs.  Testing will focus on both flat lying shears and steeper feeder structures that are expected to yield higher grades.

To that end, Pediment is pleased to report that it has signed agreements with Diamond Drilling Consultants of Spokane, WA for a core-drilling program at Baja Sur.  The initial contract is for a minimum of 3000 meters and is extendible at Pediment’s election.  Drilling equipment is en route and expected to arrive at San Antonio BCS in December 2006.  Drilling is expected to begin in 2007 when new geochemical and IP results have been compiled and interpreted.  The initial focus of the drilling will be completing holes required bring the current Colinas mineralization to 43-101 standards followed by expansion testing and testing of new target areas.

In December 2006, the Company signed an agreement with Inmet Mining that will allow Inmet to explore for copper gold porphyry deposits on Pediment’s Caborca project.  The agreement allows Pediment to continue to focus on project acquisition and exploration of its mineralization properties while Inmet funds work towards the discovery of porphyry mineralization at Caborca.  The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement.  Pediment will be the initial operator of the project.  Pediment has granted Inmet an option to earn up to 70% of the Caborca copper project in return for payments of $250,000 and exploration expenditures of $5,000,000 over four years.  Inmet is expected to complete due diligence within two months and, on notice, pay $50,000 and commit to $100,000 in exploration expenditures within six months.  Pediment will be the initial operator for the project.  Upon earning its 70% interest, a Joint Venture between Pediment and Inmet will be formed, with each party paying their pro-rata share of ongoing expenses.  Pediment may elect not to contribute and have its interest ultimately reduce to sliding scale copper and gold Net Smelter Return royalties.  At current copper and gold prices, the copper royalty would be 3% and the gold royalty 2%.  The agreement is subject to regulatory approval.  Pediment and Inmet have agreed that the next stage of exploration at Caborca will be a pole-dipole IP survey that will be used to better define the reconnaissance IP targets and estimate depths of mineralization.  A deposit like Ajo would have low total sulfide content with bornite and chalcopyrite as the principle copper sulfides and a surrounding pyrite zone.  IP was designed to detect this type of mineralization.  A moderate to strong anomaly would be expected for porphyry copper sulfide mineralization and its surrounding pyritic halo.  The survey will be carried out by Durango Geophysical Operations once they have completed the IP survey now underway on Pediment’s Baja Sur project.  It is expected the survey will take place early in 2007 and will be followed by a drill program of approximately $250,000 to test the refined targets, if warranted, in year one.  All regulatory and due diligence approvals have been completed.  All required cash payments, share issuances, and exploration expenditures have been made on time.

In December 2006, the Company announced that the program of tractor and backhoe trenching has been completed on the Daniel project.  The Daniel concessions are located west of Caborca, Sonora Mexico.  Nine trenches were excavated to provide bedrock exposure within the main gold and arsenic in soil anomaly in the centre of the grid area known as the Coronela Mine area.  East-west oriented trenches ranging in length from 136-to-485 metes were dug at 100-meter intervals within the anomaly area.  Trench locations roughly correspond to existing gridlines, starting at line 209N in the south and ending at line 217N in the north.  Seven of the trenches have been rock sampled so far and the remaining two should be completed shortly.  Roughly 900 rock samples will be taken from the trenches during this program; several groups of samples have been sent to the lab and results will be reported when received.  As part of the current program, a number of soil lines and line extensions were added to the north and south in order to investigate anomalous values on the edges of the previous grid.  Six lines were added at 100-meter intervals at the south end of the grid.  Results from the new lines indicate an additional gold anomaly extends through the new lines and continues open to the south.  The anomaly is roughly north-northwest oriented and aligned with the main Coronela anomaly where the trenching took place.  Several lines were also added on the north and northwest part of the grid.

Arsenic results have been received for all the new lines in this area; gold results are still pending for four lines.  The arsenic results show a new 350-meter-long anomaly in this area with the same orientation, but offset to the west.  The zones of anomalous soil geochemistry follow the mapped exposures and projected surface trace of one or more low angle thrust faults which are often the contact between dacitic volcanics and granodiorite porphyry on the Daniel concessions.  This geological and structural environment in the Daniel concession is analogous to the La Herradura Mine and Noche Beuna deposit located 45 and 22 kilometers respectively to the northwest within the Mohave-Sonora Megashear.

In early January 2007, the Company signed agreements to acquire a 100% interest in the Juliana project located in the Mulatos-La India camp, Sonora Mexico.  The Juliana concessions, which total approximately 700 hectares, are located between recent discoveries at La India by Grayd Resource Corp. and the producing Mulatos gold mine owned by Alamos Gold.  The Juliana property is located about 6 kilometers west of the Mulatos open-pit, heap-leach gold mine.  Past work at Juliana includes surface sampling and drilling.  Prior drilling at Juliana consisted of 16 short percussion drill holes and five core holes that targeted a northerly-trending gold mineralized structure referred to as the “Main Feeder Fault”.  Surface sampling prior to drilling returned a number of encouraging samples from this structural zone.  Pediment’s due diligence sampling in the same area also returned encouraging gold values over one-to-three-meter sample lengths.  Pediment was drawn to the camp based on recent exploration successes by both Grayd and Alamos in stratigraphically- (rather than structurally) controlled gold zones.  Gold zones with stratigraphic controls have the potential for rapid resource growth to large size with exploration success.  Our geological review of the targets at Juliana indicate a stratabound, epithermal gold-mineralized zone may exist within a complex set of parallel block faults.  Prior work at Juliana focused only on the Main Feeder Fault, a steeply dipping structural zone, whereas Pediment is focusing on stratabound mineralization.  The structural zone was an obvious target based on high surface-gold grades in channel samples and the scattered presence of visible native gold within gambusino workings confined to the Main Feeder Fault structure.  The Juliana option includes complete access to a multi-element analytical database of existing information including the drill holes with continuous down-hole analyses, about 1000 rock chip and channel samples, and more than 1325 soil samples.  This database, combined with additional data collected by Pediment, provides a sound foundation for targeting and testing new stratabound gold targets with multi-million-ounce gold potential in this highly prospective gold district.  Pediment geologists are currently analyzing the database and planning follow-up sampling and permitting.  The Company expects to be able to rapidly advance the Juliana project to drill stage in the next few months.  The agreement between Pediment’s Mexican subsidiary and three private Mexican owners covers three concessions; Juliana, Juliana 1, and Juliana 2 totaling 700 hectares.  The agreement calls for an initial payment of US$30,000 and total payments of US$800,000 over four years.  The majority of the purchase price falls in the fourth year.  On completion of the payments Pediment will own 100% of the project, with the vendors retaining a 1.0%-1.5% royalty, depending on the size of any NI 43-101 compliant mineable reserve discovered on the property.  The Juliana acquisition adds a third major gold district to Pediment’s areas of active exploration.  These are, in addition to Mulatos, the Caborca-Megashear region (Daniel concessions), and Baja California Sur (Las Colinas).

In late January 2007, the Company announced that Inmet Mining Corp completed due diligence on the Caborca copper project, made the initial $50,000 payment and approved the Phase I program and budget.  The next cash payment of $50,000 is due on or before the first anniversary of the Holding Company Incorporation date, an event that has not yet occurred.  Inmet’s ratification of the Option Agreement commits it to $100,000 in spending at Caborca within six months.  Phase I will consist of a program of linear pole-dipole IP in areas where earlier reconnaissance IP discovered two large chargeability anomalies. This survey will confirm and define the anomalies in sufficient detail to target follow up drilling.  The IP program will be carried out by Pediment’s geophysical contractor Durango Geophysical Operations (“DGO”).  DGO just completed an extensive program of IP surveys on the Baja Sur project and will mobilize immediately to Caborca.  Interpretation of the Baja Sur surveys is expected in February 2007 and details of that work will be announced when received by the Company.  The IP surveys at Caborca are expected to take three-to-five weeks to complete.  Upon the receipt of favorable results, Inmet and Pediment will finalize drill hole locations to test the anomalies.  Drilling would then proceed as soon as a suitable drill rig can be obtained.

In October 2007, the Company reported the start of a 2,000-meter, HQ-diameter, core drilling program at the Caborca project.  The drill program was designed to test the copper-gold porphyry targets defined by IP geophysical surveys, in conjunction with geological mapping and interpretation of surrounding, nearby outcrops that are indicative of porphyry mineralization.

Pediment contracted Layne de Mexico to carry out the drilling program on the Caborca project.  The drill program consisted of five core holes, targeting anomalous chargeability responses at depths that were identified by the aforementioned IP survey carried out by Gradient Geophysics.  Drilling at Caborca continued for several weeks and results will be reported once they have been received, compiled and interpreted by Pediment and Inmet.

The La Juliana project was explored from January 2007 through June 2007 through an exploration agreement with purchase option. The exploration program included compilation of previous exploration data, surface rock-sampling and 1,332 metres of reverse-circulation drilling. The total cost of the exploration program (including the payments for the exploration agreement) was $333,846. Due to unsatisfactory drill results, the Company decided not to pursue the project any further and all associated costs were written off.

In March 2008, the Company entered into an agreement with arm’s length parties pursuant to which it will acquire five mining-exploration concessions located in the State of Baja California Sur, Mexico, comprising approximately 1,790 hectares.  The cost of acquisition would be a cash payment of $11,250 and 25,000 common shares.  Company management is of the view that this acquisition will compliment the Company’s exploration program presently underway at its wholly owned San Antonio gold project in Baja California Sur.  This acquisition is subject to the acceptance of the TSX Venture Exchange.

Two of these concessions, Triunfo Este Fr. 1 and 2, are located south of the Company’s Las Colinas historic gold resource, while two others, Triunfo Oeste Fr. 1 and 2, are located within the historic Triunfo silver-gold mining district located westerly of the main focus of Pediment gold exploration in the San Antonio project.  The Company plans, upon completing required approvals, to immediately incorporate the contiguous concessions in the San Antonio project’s on-going program of reconnaissance geophysical and geochemical surveying. The expansion drill testing at San Antonio continues.

United States vs. Foreign Sales/Assets

The Company has generated no sales revenue since incorporation.

At 9/30/2007, $10,126,566 and $3,800,454, respectively, of its assets were located in Canada and Mexico.  At 9/30/2006, $4,709,476 and $1,134,449, respectively, of its assets were located in Canada and Mexico.

4.C. Organization Structure

The Company is incorporated under the laws of British Columbia, Canada.

The Company currently has two wholly-owned subsidiaries:

a.  Compania Minera Pitalla, S.A. de C.V.

    Incorporated in Mexico on 8/13/2002

    Acquired on 9/29/2005.

b.  Pediment Exploration Mexico S DE RL DE C.V.

    Incorporated in Mexico on 3/23/2005

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in leased premises of approximately 440 sq. ft. at 789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2.  The Company began occupying these facilities in June 2007.  The Company rents office space on a month-to-month basis with no annual commitment.

Pediment Exploration Ltd. (the “Company”) is a mineral exploration company.  Its main focus is on exploring thirteen gold/silver/copper projects in Mexico: Carborca Copper; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; La Colorada Gold-Silver; Manuel/Mel Gold; San Antonio Gold; Texson Gold; Valenzuela Silver; Roja; Nopal: and Caribe.

The Company’s exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

Caborca Project

100%-Owned Silver/Copper/Gold Exploration Property

Sonora, Mexico

Acquisition Details

The Caborca Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.  Pitalla originally staked 600 hectares covering exposures of oxidized copper mineralization in replacement and skarn zones.  Based on recent work, the project has been expanded to almost 14,000 hectares to contain areas prospective for discovery of porphyry mineralization.

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Caborca property consists of three separate concessions: Pitalla, Diana, and Martha.  The concessions are located within 25 kilometers of Caborca, Sonora.  Each concession covers a particular prospect.  The concessions total 1,647 acres.  All of the properties are within several hundred meters of paved roads close to the city of Caborca.  The climate is arid and hot, with an average temperature of 23oC, with lows of 8oC and highs of 38oC.  Precipitation averages 240 millimeters, most of it occurring during the period July to September.  Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes, including manzanilla, mesquite, ironwood, cat claw and palo verde.  The property is characterized by gravel pediment with the hills rising 300 meters above the average elevation of 250 meters ASL.  All of the showings and past workings are exposed on the lower slopes of the range.  Supplies and equipment are available in Caborca, a city with a population of 120,000.  Local labor is available in the nearby villages.  Power and water are readily available.  Although Caborca has an airport, the nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities.

Prior Exploration

All three concessions have seen limited historical mining.  The Lista Blanca Mine on the Pitalla Concession was worked by the Caborca Mining and Development around 1953.  The mining was centered on exposures on the lower slopes of the hill over an 80 meters vertical extent.  Five ore bodies are reported to occur along the footwall of the Lista Blanca fault and were developed by a 150-meter drift, two shallow shafts and a 100-meter shaft.  Access to the drift is by a 40-meter tunnel from the side of the hill.  Numerous open cuts are also visible.  The ore was treated in a 300 TPD flotation mill but due to poor recoveries, production ceased early on.

Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property and their work was limited to data compilation, rock sampling and limited preliminary metallurgical testwork.  Additional samples taken from the Lista Blanca Mine in Fall 2004 were submitted for leach tests.  Pitalla conducted reconnaissance level rock sampling over the property.  Composite grabs were taken from the dumps and representative chips were taken from outcrops and structures showing visible copper.  Each sample was described and located using a GPS.  The samples taken by Pitalla were sent to recognized laboratories.  No special security measures were taken.  Copper and silver were assayed using aqua regia acid digestion and either AA or ICP finish.  Total copper was reported.  Gold was determined by standard fire assay methods (Chemex) or aqua regia digestion and ICP finish (ACT).  Acid soluble copper was determined by sulphuric acid leach methods.  The laboratory uses a hot sulphuric leach.

During a site visit, two samples were taken, as the copper oxides were clearly visible in all the outcrops.  Visually verified was the presence of visible gold found in one of the open cuts on the Pitalla Concession.  The samples were prepared and shipped to a Vancouver, British Columbia, Canada, laboratory for assay using standard assay techniques. Gold was determined using a 30-gram fire-assay with atomic absorption (AA) finish. Silver was determined by a four acid digestion and AA finish.  Copper samples were assayed using acid digestion with AA finish.  Copper analyses above 1% were rerun.  The samples indicate the presence of copper accompanied by gold, and silver and substantiate the general tenure of the mineralization as reported by Pitalla.  Sample M180750 included rocks with visible gold.  Samples were sent to a Spokane, Washington, USA, laboratory for bucket leach tests in early 2004 to determine acid soluble copper and recoverable silver using cyanide.  For the bucket leach tests the sample is submerged in the acid and checked on a daily basis for free acid.  If required, the bucket is drained and the acid replaced.  The copper present in the acid is measured using AA techniques.  A pulverized sample from the dumps on the Pitalla Concession indicated material copper/silver mineralization.  Numerous samples indicated material copper/silver mineralization with gold present.  Additional testing was recommended.

Cochis Gold Project

100%-Owned Gold Exploration

Sonora, Mexico

Acquisition Details

The Cohis Gold Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Cochis project was staked in 2004 and consists of a single concession, El Toro, which is 250 hectares in area.  A 30-hectare internal claim held by a third party covers one of the areas of old workings.  Cochis is located approximately 70 kilometers northeast of Hermosillo and 15 kilometers from Gaudalupe de Ures which is connected to Hermosillo by Highway #21.  Gravel roads and local ranch roads access most areas of the property.  The concession was staked to protect 3.5 kilometers of the Cochis fault, a sheared fault zone that has a number of old workings along its length.  Associated structures are stone construction with large trees growing through them, indicating they are at least 100 years old.  The area north of the fault is underlain by quartzites, shales and limestones assumed to be Cretaceous in age and analogous to the sedimentary units hosting the Santa Gertrudis gold deposit further to the north.  Most of the sediments but particularly the quartzite have been thoroughly shattered and altered by silica flooding and sericitization over a broad area near the fault.  Widespread limonite indicates suphides were placed hydrothermally throughout the altered zone.  Within the fault zone area is an intruding porphyry dyke that roughly follows the fault zone.  The dyke is also heavily altered and has large amounts of limonite indicating it had a high sulphide content that is now oxidized near surface.  The dyke weathers in but was seen in several places and appears to follow the entire fault zone through the property.  South of the fault intrusives are more common, with the fault itself the likely boundary.  The Cochis fault zone is complex with at least six different strands and appears to be a large displacement strike-slip fault.  The fault channeled the porphyry dike and acted as the conduit for the mineralizing fluids that caused the broad pervasive alteration.  Quartz veins are also seen following the fault in several areas and these may have been the target for miners in the past seeking high-grade ores.

Prior Exploration

A number of reconnaissance samples were taken along the fault zone from various structures and alteration areas that averaged about 33 g/t silver and 0.5 g/t gold.  In general the area bears many similarities to some sub-classes of the Carlin model, with structurally controlled gold mineralization driven by fault structures cutting sedimentary units and in particular the Getchell model.  Gold and silver were anomalous in most samples taken along the 3.5-kilometer strike of the fault covered by the concession.  Mineralization is also present in parallel-brecciated fault-zones and cross faults perpendicular to the Cochis fault.  Given the widespread gold and silver values and permissive structural framework of the area Pediment plans to follow up with more detailed mapping and a sampling campaign to highlight areas with the best gold silver concentrations at surface for follow up with trenching, drilling and subsurface sampling where old workings can be accessed.

Daniel Project

100%-Owned Gold Exploration Property

Sonora, Mexico

Acquisition Details

The Daniel Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Daniel Property consists of four concessions: Daniel, Daniel #1, Daniel #3, and Daniel #4.  The property is located 40 kilometers northwest of the city of Caborca, Sonora, Mexico.  The concessions total 2350 hectares.  The property is reached by 15 kilometers of good dirt roads south of Tajitos from Highway #2 north of Caborca.  Most of the concession can be reached by dirt roads, although parts of Daniel #4 have poor road access.  The climate is arid and hot, with an average temperature of 23oC, with lows of 8oC and highs of 38oC.  Precipitation averages 240 millimeters, most of it occurring during the period July to September.  Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes, including manzanilla, mesquite, ironwood, cat claw and palo verde.  Supplies and equipment are available in Caborca, a city with a population of 120,000.  Local labor is available in the nearby villages.  Power and water are readily available.  Although Caborca has an airport, the nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities.  The property is characterized by gravel pediment and low rounded hills rising 100 meters above the average elevation of 250 meters ASL.

Prior Exploration

Historically the area is known as the Coronela District.  Old workings are found at the Coronela Mine, Sierrita Mine and Morita Mine.  The main focus as evidenced by the older prospecting within the concession area was on veins hosted in the Mesozoic rhyodacites.  All workings are very old, and most are partly caved.  No water was observed in any of the workings.  The historic workings were re-examined by Independence Mining in the early 1990s that carried out mapping, hand trenching and blasting.  The results of this work are not currently available.  In 1995-1996, Hecla Mining carried out an exploration program in the northwest part of the property and completed five drill holes investigating high–grade quartz veins.  The data is not currently available.

Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property; and their work was limited to compilation and limited rock sampling.  Composite grabs were taken from the dumps and representative chips were taken from outcrops.  Pitalla conducted reconnaissance level rock sampling over the property with representative chips taken from outcrops and veins.  Where possible the veins were sampled by taking a chip channel across strike. Each sample was described and located using a GPS.  During a site visit, four samples were taken from the various dumps and trenches on the property.  The samples were prepared, and then assayed using standard assay techniques.  Gold was determined using a 30-gram fire-assay with atomic absorption (AA) finish.  Silver was determined by a four-acid digestion and AA-finish.  The samples indicate the presence of gold and silver and substantiate the general tenure of the mineralization.

Glor Project

100%-Owned Gold Exploration Property

Sonora, Mexico

La Cien Project

100%-Owned Gold Exploration Property

Sonora, Mexico

In April 2006, the Company announced it had staked two additional concessions in the Mojave-Sonora Megashear.

The 5000-hectare Glor Concession is located 15 kilometers northeast of the city of Caborca, on the west flank of Cerro El Alamo.  Historic work has been confined to four main zones, two of which include a cluster of old mine prospects: Liebre zone, San Jose zone, Cinco Amigos, and San Francisco-Bolina zone.  The prospect development consists of numerous pits, shafts, and tunnels in the south side of Cerro El Alamo except San Jose that is located in shallow pediment cover.  The old workings targeted gold in high angle structures (veins) seeking higher-grade material.  These will be investigated; though the primary target for the Company is larger disseminated zones in flat lying thrust faults -- the same target deposit type PEZ is exploring for on other Mojove-Sonora Megashear projects.  It is expected that these flat lying faults will occur below pediment cover and they will be explored for using pediment geochemistry and geophysics.  Mineralization at Glor and Chanate are hosted by a Mesozoic aged sedimentary sequence that is divided into a lower mudstone unit and an upper unit containing sandstone and conglomerate.

The 400-hectare La Cien Concession is in a historic gold district, La Cieniega, located 40 kilometers south of Caborca in northern Sonora State.  Large nuggets are still being found there with modern detectors.  The La Cien Concession contains Precambrian aged granite and schist cut by an easterly dipping low angle thrust fault.  Gold associated with felsic dikes is found in the footwall of the thrust zone.  The Company will carry out programs at the La Cien Concession to determine the structure's potential along an observed length of two kilometers, and to look for hidden deposits.

La Colorada Project

Optioned Gold-Silver Exploration Property

Sonora, Mexico

Acquisition Details

The La Colorada Project was acquired pursuant to an option agreement dated 10/16/2007.  The Company has an option to acquire 100% of 18 concessions held by private owners and is also working with Industrias Peñoles S.A.de C.V. ("Peñoles") for acquisition of an additional five concessions.  To acquire the 18 concessions plus 1130 hectares of surface holdings that includes production plant and offices, the Company made an initial payment of US$1.1 million; and must make additional payments totaling US$1.65 million over a two-year period.

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is located approximately 40 km southeast of Hermosillo, Sonora State, Mexico.

The property is located approximately 40 kilometer southeast of Hermosillo, Sonora State, Mexico.  Access to the area is via paved Mexico highway No. 16, with a driving time of approximately 40 minutes from Hermosillo. Hermosillo, the Sonora state capital is located 300 kilometer south of Tucson, Arizona.

Physiographically, La Colorada Property is located in the rolling western foothills of the Sierra Madre Occidental Mountain Ranges in the northern Sonora Desert climatic region.  Its topography is characterized by northerly elongate mountain ranges separated by broad, flat-bottomed valleys. Average valley elevation on the property is 400-meters-to-450 meters above sea level, with hills reaching 650 meters elevation.

La Colorada climate is characterized by a long hot and dry summer with daytime temperatures ranging from 25 to 50ºC, while winter temperatures range from 10ºC to 25ºC.  The average annual rainfall is about 25 centimeters with most precipitation during August and between December and March.  Water is generally available at a depth of 15-meters-to-20 meters in the numerous shafts and underground workings on the property.

Unpaved roads within the property exist and are in good conditions.

Prior Exploration

La Colorada originally operated as a high-grade underground mine, which closed at the start of the Mexican Revolution in 1914.  During the period 1993-2000 Eldorado Gold Corp developed a bulk tonnage heap leach operation from several open pits; although the operation was sold in late 2000, production continued by a private Mexican owner until April 2002.  La Colorada was until recently Sonora's largest historic gold producer. Currently the La Herradura mine is Sonora's largest producing gold mine.

During the main historic mining period from 1876-1914 the production of more than 3 million ounces of gold was recorded. In I990 the Mexican Geological Service (SGM) measured 1.5 million tons of tailings that were utilized at the start of the open pit production by Eldorado in 1993.  The last formal resource estimates for the open pit project were done by Eldorado in 2000.

Geological Background

The La Colorada gold vein deposits are hosted in a volcano-sedimentary sequence that has been locally altered to skarn by magma intrusions.  Veins are focused along east-west and northeast-southwest trending structures that dip to the north and northwest at moderate angles, and cut across the skarn and intrusions.  Surface mining was focused along three structures, the upper parts of which flare out into stockwork zones. Eight different structures in the La Colorada mine area appear to have older underground workings in gold bearing quartz veins.  Past reports indicated the gold deposits formed under mesothermal or deep epithermal conditions, and implied a genetic relationship to the Cretaceous aged magma intrusions that created the skarn.  Recent fluid-inclusion studies on veins indicate a low-temperature regime in the epithermal range, and radiometric age determinations indicate ages younger then those for the Cretaceous period of magma intrusion.  In addition to this, recent investigations indicate some veins cut Miocene aged volcanic rocks, which suggests the vein forming period at La Colorada is as young as the veins of the Sierra Madre Occidental gold-silver belt located to the east of La Colorada.

Manuel & Mel Project

100%-Owned Gold Exploration Property

Sonora, Mexico

Acquisition Details

The Manuel & Mel Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The two concessions are located 110 kilometers northwest of Caborca, just west of Highway #2.  The concessions total 2,879 acres.  The properties are located eight kilometers west of the Highway #2, 40 kilometers south of Sonoita, which is on the border with Arizona.  Gravel and dirt roads provide access to the property from the highway.  The climate is arid and hot, with an average temperature of 23oC, with lows of 8oC and highs of 38oC.  Precipitation averages 240 millimeters, most of it occurring during the period July to September.  Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes, including manzanilla, mesquite, ironwood, cat claw and palo verde.  Supplies and equipment are available in Sonoita, 40 km to the north or Caborca, 110 kilometers southeast.  Local labor is available in the nearby villages.  Power and water are readily available from Quitovac.  The nearest scheduled air service is available from Tucson or Hermosillo which has direct flights to the United States and other Mexican cities.  The property is characterized by gravel pediment with hills rising as high as 600 meters ASL, above the average elevation of 350 meters ASL.

Prior Exploration

There is a decline of unknown age on a quartz vein on the Mel Concession.  The Manuel Concession includes the former La Negrita Mine and several other old prospects, including the remnants of a stamp mill.  La Negrita developed a one-to-three meter quartz vein hosted by a black andesite.  Past production is unknown.  Hecla held the concessions in the early 1990s.  On the Mel Concession, Hecla drilled four holes to test the quartz vein that had been developed in the past.  Results of the drilling are not available.

Prior to its acquisition in July 2005, Pitalla’s work consisted of compilation and reconnaissance level rock geochemical sampling.  One sample, Mlu-1 is located five meters above the vein described previously on the Mel Concession.  The remainder of the samples are from Manuel Concession.  Composite grabs were taken from the dumps and representative chips were taken from outcrops and veins.  Where possible, the veins were sampled by taking a chip channel across strike.  Each sample was described and located using a GPS.

San Antonio Project (Formerly Baja California Sur)

100%-Owned Gold Exploration;  Baja California, Mexico

Acquisition Details

The San Antonio Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Baja California Sur (Las Colinas) property currently consists of two concessions: Cirio and Emily.  The concessions total approximately 8,163 acres.  They are located in the San Antonio mining district located 40 kilometers southeast of La Paz, Mexico, capital city of the State of Baja California Sur.  The property is easily accessible by improved gravel roads that extend 5 kilometers north-northeast of the town of San Antonio located on Highway No 1.  Dirt roads provide access throughout the property.  The climate is arid and hot, with an average temperature of 23oC, with lows of 12oC and highs of 35oC.  Precipitation averages 170 millimeters, most of it associated with hurricane systems occurring during the period August and September.  Vegetation consists of numerous varieties of thorny desert cacti, small shrubs and bushes, including manzanilla, mesquite, and palo verde.  Local labor is available in the nearby towns and La Paz.  The capital city, with a population of about 170,000, is serviced by daily flights from the United States and other cities in Mexico.  Electric power is readily available with a 115 kV power line passing through San Antonio.  The northern part of the property is characterized by rounded hills rising from the pediment with elevations ranging from 200-meters to 250-meters above sea level (ASL).  The southern part is more rugged with elevations from 400-meters to 600-meters ASL.

Prior Exploration

The Jesuits mined gold and silver in the 1700s from the San Antonio and nearby El Triunfo districts.  Old pits and shallow shafts have been noted on the both the Cirio and Emily Concessions.  The government geological branch, Consejo De Recursos Minerales (CRM), carried out work in the 1970’s consisting of mapping, trenching and limited magnetic and Induced Polarization (IP) surveys which covered portions of the Las Colinas Property.  Echo Bay Exploration Inc. (Echo Bay) acquired the concession in the mid-1990s at the same time that they were working on the Paredones Amarillos joint venture, 20 kilometers south.  Information on the Echo Bay program is limited to the public documents listed in the Reference section.  Echo Bay carried out detailed geological mapping, stream sediment, soil and rock chip sampling, trenching, ground geophysics, airborne geophysics, drilling and metallurgical studies.  Drilling of 31 reverse circulation (RC) holes totaling 6,085.5 meters resulted in the estimation of gold mineralizationa. The Company believes that approximately 15% of the historical mineralization is on the adjoining Texcalama Concession to the south that is not currently owned by the Company.  Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property and their work was limited to compilation and minor rock sampling on the northern extension of the main zone.  During the mid 1990s, Echo Bay carried out, airborne magnetics, ground electromagnetics, radiometrics and VLF surveys, ground magnetic and IP surveys, soil sampling, trenching, mapping and drilling.  A limited amount of the work is available in the public domain.  The radiometric survey is reported to have indicated an anomalous potassium and K/Th ratio response associated with the Las Colinas mineralization.  The cataclasite is a relative conductor compared to the diorite and granodiorite.  A close correlation between the increased polarization response and the sulphides containing the gold mineralization was noted.  The IP survey was run using 100-meter dipole spacing on lines spaced 200-meters apart.  Additional lines to the north were run using 50-meter dipoles on 200-meter line spacing.  Echo Bay concluded that the IP was successful in outlining the mineralization that was still open to the north beyond the IP coverage.  Incomplete results from a soil survey also suggest a continuation of the mineralization to the north.  Drill holes SA97-120 and SA97-123 confirm the extension of the mineralization to the north.

Texson Project

100%-Owned Gold Exploration Property

Sonora, Mexico

Acquisition Details

The Texson Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property consists of three concessions: Texson #1, and two internal fractions, Texson #2 and Texson #3 centered on historical workings.  Four concessions [San Jose, La Cava, Porvenoir and Porvenoir #2], internal to Texson #1, are owned respectively by un-related third parties.  The concessions total 7,207 acres.  The property is located 150 kilometers northwest of Hermosillo in the State of Sonora, Mexico.  Access to the property is by a well-maintained dirt road south of the village of Trincheras, 40 kilometers to the northeast.  Trincheras, accessed by paved roads, is 20 kilometers south of Highway #2 which connects Santa Anna and Caborca.  Trincheras is on a rail line and a 230 kV electric transmission line crosses the area between the property and Trincheras.  Adequate water should be available as irrigation is common throughout the Rio Magdalene Valley.  The climate is arid and hot, with an average temperature of 23oC, with lows of 8oC and highs of 38oC.  Precipitation averages 240 millimeters, most of it occurring during the period July to September.  Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes including manzanilla, mesquite, ironwood, cat claw and palo verde.  Supplies and equipment are available in Caborca, a city with a population of 120,000.  Local labor is available in Trincheras, population 500, and other nearby small towns.  Although Caborca has an airport, the nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities.  The property is characterized by gravel pediment and low rounded hills rising 50 meters above the average elevation of 700-meters to 800-meters ASL.

Prior Exploration

Records of previous mining activity are sparse.  Development of the placers began in the early 1800s and continues today.  Minera Secotec S.A. De C.V., an Australian-owned company, carries out dry-washing placer mining in an area five kilometers northeast of the Texson concessions.  Previous work on the precious metal veins is evidenced by trenching and shallow workings of unknown age.  Phelps Dodge Mining Company (PD) carried out a property examination of the area in 1982 and samples from the Calerita vein returned gold/silver/lead/zinc mineralization.  Dump samples from Los Olivos returned gold/silver mineralization, accompanied by minor base metals.  Pitalla reports that in 1995, Hecla Mining carried out a stream sediment bulk leach extractable gold (BLEG) survey and a regional mapping program.  No follow up was carried out on the resulting BLEG anomalies.

Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property and their work was limited to compilation and limited rock sampling.  The 25 samples received to date range from trace gold and silver up to material gold/silver mineralization.  Lead and zinc values were observed.  Three of the more encouraging samples are from the Calerita vein that is located on the El Porvenoir claim very close to the boundary of the Texson Fraction #2 but which dips onto the Texson property.  Pitalla conducted reconnaissance level rock sampling over the property.  Composite grabs were taken from the dumps and representative chips were taken from outcrops and veins.  Where possible, the veins were sampled by taking a chip channel across strike. Each sample was described and located using a GPS.

During a site visit it was noted that the current owner of the San Jose claim, an internal holding, had a diamond drill on site and had installed a temporary hoist over the shaft; nobody was on site during the visit to the area.  During the site visit, six samples were taken from the various dumps and trenches on the property.  The samples were prepared and assayed using standard assay techniques.  Gold was determined using a 30-gram fire-assay with atomic absorption (AA) finish.  Silver was determined by a four acid digestion and AA finish.  Samples that assayed greater than 100 g/t silver were rerun.  Samples that returned greater than 10 g/t gold were rerun using fire assay with gravimetric finish.  The samples indicate the presence of gold and silver and substantiate the general tenure of the mineralization.

Valenzuela Project (El Valle)

Gold-Silver Exploration Property

Sonora, Mexico

Acquisition Details

The El Valle concession portion of the Valenzuela Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.  Surrounded by the aforementioned El Valle concession, the two exploitation concessions (The San Martin concessions) were held under an Option to Purchase dated in 2002.  It was agreed to reinstate the original intent with a new agreement that was signed in January 2006.  The Company plans to finalize the acquisition of the San Martin concessions but there is no guarantee that they will be successful.

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The properties are located 100 kilometers southeast of Cananea in the state of Sonora, Mexico.  A paved road runs through the Groupo Mexico’s La Caridad open pit porphyry copper mine and mill facility east of Nacozari de Garcia.  From there a 20 kilometer gravel road runs to the village of San Juan Del Rio.  The property is a further 10 kilometers beyond the village by a dirt road.  The climate is arid and hot, typical of the Sierra Madre, with an average temperature of 18oC, with lows of 10oC and highs of 34oC.  Precipitation averages 550 millimeters, most of it occurring during the period July to September.  Snowfall is common in December and January but does not remain for long on the ground.  Vegetation is typical of the foothills of the Sierra Madre and includes oak and pine forests.  Supplies and experienced miners are available in the nearby mining community of San Juan Del Rio, population 350, and Cananea, a mining community with a population of 30,000, located 100 kilometers to the north.  Power and water are readily available.  The nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities.  The property is characterized by rugged hills, with elevations ranging from 900 meters ASL to 1180 meters ASL.

Prior Exploration

Production from the Valenzuela Mine began in the 1950s and extended over a five-year period with the mill located near San Juan Del Rio.  Minor production also occurred from the nearby Amelia Mine.  In the early 1980s Groupo Mexico drilled two or three holes on the top of the ridge to investigate the potential of the vein as a precious metal-bearing silica flux.  Results of the drilling are unknown.

Prior to its acquisition in July 2005, Pitalla carried out limited reconnaissance sampling in 2002.  An independent sampling program was carried out by SilverCrest Mines Inc. (SilverCrest) in December 2003.  SilverCrest assays consisted of both underground and surface samples.  Nine of the 48 samples assayed above 0.05 g/t gold or 15 g/t silver.  These results suggest the higher silver values are generally limited to the veins.  Pitalla conducted reconnaissance level rock sampling over the property.  Composite grabs were taken from the dumps and representative chips were taken from outcrops and veins.  Where possible the veins were sampled by taking a chip channel across strike.  Each sample was described and located using a GPS.  SilverCrest samples were taken by an independent Qualified Person.  Underground samples consisted of 1-meter to 2-meter wide chips taken along the wall of the drift.  Surface samples were taken across the vein or structure.  Pitalla samples were prepared in the ALS Chemex facility in Hermosillo and sent to Vancouver, British Columbia, for assay.  Standard fire assay procedures, 30-gram sample, with AA finish were used for the gold assays.  Silver assays were carried out using aqua regia digestion with an ICP finish.  No special security measures were taken.  SilverCrest samples were assayed at Chemex in Vancouver using standard fire assay procedures.  Sampling by an Independent Qualified Person contracted by SilverCrest substantiates the presence of gold and silver values.

Echo Bay has completed 31 RC holes totaling 6,085.5 meters.  Two cross sections, one through the center of the mineralized body and one to the north illustrate the continuation of the mineralization.  Echo Bay reports that the drilling was carried out using RC rigs.  Not seen were any RC chip trays, core, or drill logs; but, rock chips commonly found near RC holes were found at the hole collars which had been plugged and labeled by Echo Bay.

The sampling method used by Echo Bay in the collection of the trench samples and the RC drilling is not documented but is assumed to follow standard industry practices as it was carried out in 1996 to 1997, under the supervision of competent geologists.

The sample preparation and analysis procedures used at Las Colinas are not available at the present time.  During the Las Colinas drill program, Echo Bay was also carrying out drilling programs at the nearby Paredones project and a sample prep lab had been set up on site.  Analyses were carried out by Cone Laboratories in Denver using standard fire assay techniques.  The Company’s engineering firm author is familiar with this lab and it is considered to have an excellent reputation in the industry.  It is assumed that similar methods would have been used during the Las Colinas drilling.  There is no record of any particular security measures undertaken by Echo Bay.  The Company believes that the sampling and analytical procedures were carried out according to industry standards and that the assay results used in the historical resource estimate are considered reliable and representative of the mineralization on the property.

The Company has not verified the database used in the historical resource estimate.  During a site visit, eight samples were taken from the various dumps and trenches from the area explored by Echo Bay.  In addition, three samples were taken from old workings within several hundred meters of the highway on the south part of the Cirio concession south of San Antonio.  The samples were prepared, and then assayed using standard assay techniques.  Gold was determined using a 30-gram fire assay with atomic absorption (AA) finish.  Silver was determined by a four-acid digestion and AA finish.  Although direct comparisons with the Echo Bay sample results are not possible as the Company does not have access to the detailed Echo Bay data, the samples indicate the presence of gold and silver and substantiate the general tenure of the mineralization.

Echo Bay had metallurgical testwork carried out.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for fiscal years ended 9/30/2007, 9/30/2006, and 9/30/2005 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Introduction

Effective 9/21/2004, the Company consolidated its share capital on the basis of one new share for fifteen old shares.  All references to number of shares or to per share data refer to post-consolidation data unless otherwise indicated.

Effective 9/29/2005, the Company completed the acquisition of Compania Minera Pitalla, S.A. de C.V. (“Pitalla”), a private Mexican company that owned the aforementioned property interests.  Compensation was the issuance of 5.4 million common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests.

The Company uses consultants in two general area of its business.  Much of the day-to-day management of the Company is performed by consultants where full time service is not required.  Some geological activities are also handled by consultants where it is impractical to hire employees for short periods of time.  The Company also uses consultants for investor-relations activities and stock promotion.

To fund corporate expenses and the above efforts, the Company has issued equity in numerous public/private placements of equity, stock-for-property arrangements, stock-for-debt arrangements, bridge loans, and the exercise of stock options/warrants.  At 9/30/2007, the Company had $10.1 million in working capital; the Company believes it has sufficient funds to undertake its planned operations and exploration projects at least through Fiscal 2008.

Financing Time Line

Refer to ITEM #10.A.6

The Company relied upon the exemption from registration in the United States provided by Regulation S for the following equity offerings:

Effective 1/16/2005, a non-brokered private placement of 1,135,000 units at $0.30 per unit was completed for gross proceeds of $340,500.  A $28,350 cash commission  and a finder’s fee consisting of 100,000 units was paid to a third party.  Each unit consisted of one common share and one-half share purchase warrant; one whole share purchase warrant was exercisable at $0.35 per share until 1/16/2006.

Effective 1/16/2005, as part of the aforementioned private placement, the Company issued non-interest bearing convertible debentures maturing 12/31/2006, raising $409,500.  On 9/29/2005, the debentures converted into 1,365,000 units at a price of $0.30 per unit.  Each unit consisted of one common share and one-half share purchase warrant; one whole share purchase warrant was exercisable at $0.35 per share until 12/31/2006.

Effective 1/16/2005, the Company settled $157,500 of debt through the issuance of 350,000 common shares.

Effective 9/29/2005, a non-brokered private placement of 4,400,000 units at $0.45 per unit was completed for gross proceeds of $1,980,000.  A finder’s fee, consisting of 185,040 units was paid to a third party.  Each unit consisted of one common share and one-half share purchase warrant; one whole share purchase warrant is exercisable at $0.60 per share until 3/29/2007.  Share issuance and certain closing costs of $271,888 were incurred by the Company through the private placement.  As of 9/30/2005, fiscal yearend, the Company had $1,600,660 of share subscriptions receivables outstanding that were associated with this private placement.  These funds were held in trust with fiscal agents and corporate counsel on behalf of the Company.  All funds were received subsequent to fiscal yearend; and funds held in trust were released.

Effective 1/23/2006, a non-brokered private placement of 1,713,500 units at $0.64 per unit was completed for gross proceeds of $1,096,640.  Each unit consisted of one common share and one-half of a share purchase warrant.  One whole warrant entitled the holder to acquire an additional common share exercisable at $0.80 per share until 1/24/2007 (extended to March 31, 2007).  A finder’s fee consisting of 16,905 common shares and $65,945 cash was paid to a third party.

Effective 3/17/2006, a non-brokered private placement of 2,967,335 units at  $0.75 per unit was completed for gross proceeds of $2.22 million.  Due to heavy demand, the placement was increased from the original two million units to 2,967,335 units, for gross proceeds of $2.22 million.  Each unit was composed of one $0.75 share and one half of one share purchase warrant.  Each full warrant allowed the holder to purchase an additional share of Pediment for $0.91 on or before 3/17/2007.  The shares issued under the placement or on the exercise of warrants issued under the placement were subject to a hold period ending on 7/18/2006.  Share issuance and certain closing costs of $128,245 were incurred by the Company through the private placement.

Effective 4/25/2006, the Company completed a non-brokered private placement and issued 811,667 units at a price of $0.75 per unit for gross proceeds of $608,750.  58,250 additional units were issued to the agents as part of a finder’s fee arrangement.  Each unit consisted of one common share and one-half share purchase warrant.  One whole warrant entitled the holder to purchase one additional common share at a price of $0.91 per share on or before 4/25/2007.  Share issuance and certain closing costs of $22,312 were incurred by the Company through the private placement.

Effective 3/30/2007, the Company completed a non-brokered private placement and issued 1,635,002 units at a price of $0.75 per unit for gross proceeds of $1,226,252(instead of 1,500,000 units for gross proceeds of $1,125,000 as previously announced).  Each unit consisted of one common share and one half of one non-transferable share purchase warrant, each whole warrant entitling the holder to purchase one common share for $1.00 until 9/30/2008.  All securities issued were subject to a hold period until 7/31/2007.  Share issuance and certain closing costs of $9,752 were incurred by the Company through the private placement.

Effective 5/2/2007, the Company completed a non-brokered private placement of 514,000 units for gross proceeds of $436,900.  Each unit consisted of one common share and one half of one non-transferable share purchase warrant, each whole warrant entitling the holder to purchase one common share for $1.05 until 11/2/2008.  All securities issued were subject to a hold period until 9/3/2007.  Share issuance and certain closing costs of $14,762 were incurred by the Company in respect of the private placement.

Effective 8/21/2007, the Company completed a private placement of 4,000,000 units (the "Units") for gross proceeds of $6,000,000.  The private placement was oversubscribed by 50,000 Units for additional gross proceeds to the Company of $75,000.  Each Unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase one common share at a price of $2.00 per share until 2/21/2009.  In connection with the private placement, the Company paid PI Financial Corp. and Haywood Securities Inc. an aggregate of $325,050 and issued 60,500 Units (at a price of $1.50 per Unit) and 307,200 finder-warrants.  Each finder warrant are exercisable to acquire one common share at a price of $2.05 per share until 2/21/2009 and each Unit having the same terms as the Units described above.

Effective 12/3/2007, the Company completed a private placement of 5,849,300 units (the “Units”) for gross proceeds of $17,547,900.  Each unit consists of one common share in the capital of the Company and one-half of one share purchase warrant with each whole warrant entitling the holder to purchase one additional common share in the capital of the company at a price of $3.75 per share until 6/3/2009.  In connection with the private placement, the Company paid to six registered dealers as finder’s fees an aggregate of $425,520 and issued 101,000 Units (at a deemed issue price of $3.00 per unit) and 262,215 finders’ warrants.  Each finders’ warrant is exercisable to acquire one common share of the Company at a price of $3.80 per share until 6/3/2009, and each Unit has the same terms as the Units described above.  All securities issued under the Private Placement are subject to a four-month hold period and are not tradable in Canada until 4/4/2008.

Fiscal 2007 Ended September 30, 2007 vs. Fiscal 2006

Operating expenses increased to $2,132,635 from $1,640,864.  Salaries increased over the fiscal year due to the addition of new employees as well as increases in pay rates for some employees and increases in stock-based compensation expense recorded on options that vested during the year. Office Administration increased to $390,875 because of general office expenses for the period, as well, the Pediment office relocated in June 2007 and therefore there were additional expenses pertaining to the move and an increased rental rate. Legal fees, audit and accounting fees, rose due to 3 private placements which took place during the fiscal year, as well as accounting support with the quarterly statements throughout the fiscal year.

Other Income (Expenses) increased to ($475,869) compared to $53,582 due to the write-off of the Juliana Project in the amount of $333,846, increases in the foreign exchange loss of $265,040, offset by increases in interest income of $69,435 in the current year.

Net Loss for Fiscal 2007 was ($2,608,504) or ($0.10) per share.  Net Loss for Fiscal 2006 was ($1,587,282) or ($0.08) per share.

Liquidity and Capital Resources

At 9/30/2007, the Company had working capital of $10,144,238 compared to its 9/30/2006 working capital of approximately $4,662,546.  The Company is able to meet its past and ongoing financial obligations at this time.

Cash Used in Fiscal 2007 Operating Activities totaled ($1,854,696), including the ($2,608,504) Net Loss.  Significant adjustments included $634,366 in stock-based compensation, $333,846 write-off of mineral properties, and ($222,331) in changes in non-cash working capital balances related to operations”.  Cash Used in Fiscal 2007 Investing Activities was ($2,463,824), predominately for mineral property costs.  Cash provided from Fiscal 2007 Financing Activities was $9,796,655, primarily due to the aforementioned financings, offset by repayment of ($4,828) of “due from related parties”.

Fiscal 2006 Ended September 30, 2006 vs. Fiscal 2005

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development of resource properties in Mexico.  The goals of the Company are to identify and develop mineral resource targets.  The Company is in the exploration stage as its properties have not reached commercial production and none of its properties are beyond the advanced exploration stage.  The Company has financed its current operating and exploration activities principally by the issuance of common shares.

The Company, beginning in 2003, began to focus on a return to mineral resource exploration.  On 9/10/2004 the Company changed its name to Pediment Exploration Ltd. (“Pediment”).  Effective 9/21/2004, the Company consolidated its capital on a one-new-for-fifteen-old basis and its common shares commenced trading on the TSX Venture Exchange under the symbol PEZ.H.  This new focus culminated in the Company entering into share purchase agreement in July 2004 to acquire a 100% interest in Minera Pitalla, S.A. de C.V. (“Pitalla”), a Mexican company with six mineral projects in Mexico.

For the Company’s exploration activities, there is no production, sales or inventory. The recoverability of costs capitalized to mineral properties and the Company’s future financial success is dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  Many of the key factors are outside of the Company’s control.

The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they became payable.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller resource companies.  The Company is not aware of any seasonality in the business that have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting junior resource companies.  The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

The reactivation of the Company through the acquisition of Pitalla are reflected in significant improvements in cash resources and working capital, increased operating and due diligence expenditures, and an increase in its assets as the Company has proceeded with its acquisitions, related transactions and recent financings.

The Company spent the first year, to year and a half of existence on developing the Company’s Mexican subsidiary.  The Company now has an active office in Mexico with four geologists, and full bookkeeping and accounting capabilities.  The Company has consolidated all its property information into its new Mexican office.

Over the past year, the Company has successfully moved four of its seven properties out of their grass roots status into nearing the drilling stage.  The Company continues to advance these projects and expects to move additional projects into the drilling stage either through joint ventures or its own work programs, over the next four months.

On 11/30/2006, the Company signed an agreement with Inmet Mining Corp. allowing Inmet to explore for copper gold porphyry deposits on Pediment’s Caborca project.  The agreement allows Pediment to continue to focus on project acquisition and exploration of its mineralization properties while Inmet funds work towards the discovery of porphyry mineralization at Caborca.  The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement.  Pediment will be the initial operator of the project.  On 1/25/2007, Inmet Mining Corp. served the Company with a notice of its intention to proceed with the joint venture.  Inmet issued the first payment to Pediment for $50,000.  Payments total $250,000 and expenditures total $5 million over four years.  The holding company to be created is still pending and numerous potential deadlines and contract specifics are yet to be determined.

Results of Operations

The Company currently has no producing properties and consequently no operating income or cash flow.  The Company’s accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to defer all costs of acquiring natural resource properties and their related exploration and development costs until the property to which they relate is placed into production, sold or abandoned.  At that time, capitalized costs are either amortized over the useful life of the ore-body, following the commencement of production or written off it the property is sold or abandoned.

The Company currently does not have an operating mineral property. The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units.  The key determinants of the Company’s operating results are the following:

a.  the state of capital markets, which affects the ability of the Company to finance its exploration activities;

b.  the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and

c.  market prices for natural resources.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements. No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

Overall expenses increased 41%to $1,640,864 from $1,164,482 as the Company increased “investor relations and promotion”, travel and legal/audit expenses.  “Consultants” decreased by $263,900 to $538,290; but, this was offset by the payment of “Salaries” of $180,407.  “Investor relations and promotion” increased seventy-fold to $509,691 as the Company embarked on a program to improve communications with shareholders and the financial community.  “Travel” increased nearly tenfold to $167,370.

Management anticipates that general corporate expenses will rise next year; but, some of Fiscal 2006’s high costs will not re-occur. The Company anticipated expending $0.8 million on corporate expenses during Fiscal 2007.

Other Income (Expenses) increased to $53,582 from $29,245 reflecting the much higher investment/other income and a larger “foreign exchange loss”.

Net Loss for Fiscal 2006 was ($1,587,282) or ($0.08) per share.  Net Loss for Fiscal 2005 was ($1,135,237) or ($0.27) per share.

Liquidity and Capital Resources

At 9/30/2006, the Company had working capital of $4,662,546 compared to its 9/30/2005 working capital of approximately $308,000.  The Company anticipates being able to meet its planned operational and exploration expenditures from existing funds through at least the end of Fiscal 2008.

Cash Used in Fiscal 2006 Ended 9/30/2006 Operating Activities totaled ($1,193,487) including the ($1,587,282) Net Loss.  Significant adjustments included $561,588 in stock-based compensation and ($168,240) in changes in non-cash working capital balances related to operations”.  Cash Used in Fiscal 2005 Investing Activities was $593,423, primarily for mineral property costs.  Cash provided from Fiscal 2006 Financing Activities was $6,018,906, primarily from the aforementioned financings.

Parts of the funds raised in the private placements were used to cover the ongoing US$500,000 Phase 1 exploration program on the mineral projects of Pitalla.  In addition, on 9/25/ 2005 the Company issued 350,000 shares to retire $157,500 of liabilities held by non-arms length individuals at a price of $0.45 per share.

Disclosure and Financial Reporting Controls

The Company maintains accounting and internal control systems to provide reasonable assurance that all relevant and material information relating to the Company and required to be disclosed by regulatory authorities are recorded processed and summarized and reported.  Management is satisfied with the effectiveness of the Company’s disclosure controls and procedures employed during the year and more specifically, at 9/30/2007.  The Company has not made any change in internal controls over financial reporting during the past year.

Transactions with Related Parties

The Company had the following related party transactions and balances:

a.  Legal fees of $56,000 for legal services provided to the Company for the period July 2001 to December 2004 were paid during Fiscal 2005 to a law firm of which a director of the Company is a partner.  During fiscal 2005, beginning in December 2004 the Company accrued legal fees of $72,000 payable to the same law firm and, during the year ended 9/30/2006 approximately an additional $217,000 in legal fees (plus expenses and taxes) accrued. Management believes that these legal fees paid or accrued are at prevailing commercial rates.

b.  The Company entered into a management contract dated effective 4/1/2005 with Gary Freeman, the President of the Company.  Under the terms of the contract he received $5,000 per month retroactive to 4/1/2005, a $30,000 signing bonus and, beginning 8/1/2005 and coinciding with his appointment as President and his increased responsibilities, an increase in his monthly salary to $8,000 per month.  Under its terms, Mr. Freeman is entitled to up to 400,000 stock options in the Company (320,000 options granted to date).  The contract expired 12/31/2005 and was replaced by a contract dated effective 2/1/2006 providing for compensation of $8000 per month, which amount was increased to $12,000 per month effective 5/1/2006, and options as determined by the Board of Directors.  On 1/1/2008, Gary Freeman entered into a new consulting agreement regarding services provided as the President of the Company.  Under the terms of the contract, he receives $20,000 per month plus GST.  Under the new agreement, Mr. Freeman is entitled to up to 600,000 stock options in the Company (520,000 are currently granted).  The new contract expires on 12/31/2008.

c.   The total amount of professional fees and share issue costs paid to a law firm during the fiscal year ended September 30, 2007 in which a former director and officer of the Company is a partner was $24,935.

Fiscal 2005 Ended September 20, 2005 compared to Fiscal 2004

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development, when appropriate, of resource properties in Mexico.  The goals of the Company are to identify and develop mineral resource targets.  The Company is in the exploration stage as its properties have not reached commercial production and none of its properties are beyond the advanced exploration stage.

The Company, beginning in 2003, began to focus on a return to mineral resource exploration.  In September 2004, the Company changed its name to Pediment Exploration Ltd. (“Pediment”).  Effective September 2004, the Company consolidated its capital on a 1-new-for-15-old basis and its common shares commenced trading on the TSX Venture Exchange under the symbol PEZ.H.  This new focus culminated in the Company entering into share purchase agreement in July 2004 to acquire a 100% interest in Minera Pitalla, S.A. de C.V. (“Pitalla”), a Mexican company with six mineral projects in Mexico.  In October 2005, the Exchange approved the acquisition of Pitalla and the Company issued 5.4 million common shares to the 23 members of El Dragon Minerals LLC, a private Nevada limited liability company that owned all of the issued shares of Pitalla.  Approximately 2.8 million of these shares were issued subject to a three-year “value escrow” agreement.  In addition, the Company must issue an additional 2.5 million bonus shares if more than one million ounces of gold or gold equivalent are discovered on three or fewer of Pitalla’s mineral properties projects, with at least 500,000 ounces on a single project.

The Company currently has no producing properties and consequently no operating income or cash flow.  The Company’s accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to defer all costs of acquiring natural resource properties and their related exploration and development costs until the property to which they relate is placed into production, sold or abandoned.  At that time, capitalized costs are either amortized over the useful life of the ore-body, following the commencement of production or written off it the property is sold or abandoned.

During Fiscal 2005 the Company currently did not have an operating mineral property.  The Company had no earnings and therefore anticipates financing its future exploration activities by the sale of common shares or units.  The key determinants of the Company’s operating results are the following:

(a) the state of capital markets, which affects the ability of the Company to finance its exploration activities;

(b) the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and

(c) market prices for natural resources.

During Fiscal 2005, the Company conducted due diligence on Pitalla and its Mexican mineral properties.

Overall expenses increased tenfold to $1,164,482 from $112,179 as the Company consummated its acquisition of Pitalla.  The bulk of the costs were stock-based compensation related to the issuance of stock options/warrants and “interest and financing costs” = $840,413.  Another significant category were legal and audit costs of $70,881 that rose 80% reflecting increased activity related to completing the acquisition.  Similarly, “property investigation costs” were $61,284 (2004 = $nil) and travel was $17,592 (2004 = $1,441).  The Company spent $132,465 on consultants (2004 = $23,213) related to management services.  Management anticipates that general corporate expenses will rise next year; but, many of Fiscal 2005’s high costs will not re-occur.  As indicated in ITEM #4A, “Plan of Operations”, the Company anticipates expending $390,200 on corporate expenses during Fiscal 2006.

Other Income (Expenses) declined to $29,245.  During Fiscal 2004, the Company entered into settlement agreements for the reduction of certain accounts payable by $80,701 and also wrote-off other trade payables in the amount of $39,260 for an aggregate write-off of $119,961; such write-downs during Fiscal 2005 totaled only $29,603.

Net Loss for Fiscal 2005 was ($1,135,237) or ($0.27) per share.  Net Income for Fiscal 2004 was $7,782 or $0.00 per share.

Liquidity and Capital Resources

The Company had working capital of $308,105 at 9/30/2005.  Cash Used by Fiscal 2005 Operating Activities totaled ($535,298) including the ($1,135,237) Net Loss.  Significant adjustments included: $669,725 in stock-base compensation, $170,688 in non-cash financing costs, ($29,603) from recovery of liabilities written-off; and (211,528) in changes in non-cash working capital balances related to operations”.  Cash Used in Fiscal 2005 Investing Activities was $nil.  Cash provided from Fiscal 2005 Financing Activities was $945,655, including the aforementioned financings and a ($45,211) decrease in “due to related parties”.

5.C.  Research and development, patents and licenses, etc.

5.D.  Trend information

5.E.  Off-Balance Sheet Arrangements

5.G.  Safe harbor.

    --- No Disclosure Necessary ---

5.F.  Tabular disclosure of contractual obligations

Exploration licenses:  The Company holds, or is in the final stages of application for, exploration licenses in Mexico.  Licenses have commitments for exploration expenditures in the 2008 calendar year of about $500,000.

Acquisitions:  In connection with the purchase of Pitalla, the Company issued 5,549,998 common shares (including finder’s fee); the Company is contingently obligated to issue a further 2,500,000 common shares upon the achievement of certain performance standards related to the property interests.

Other than disclosed above, we do not have any contractual obligations and commitments as of 2/29/2008 that will require significant future cash outlays.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

February 29, 2008

______________________________________________________________________________

______________________________________________________________________________

                                                                       Date of

                                                                         First

                                                                   Election or

Name                       Position                        Age     Appointment

------------------------------------------------------------------------------

Bradley T. Aelicks (1)     Director                         47       July 1987

André D. Audet (1)         Director                         46   February 2005

Dayna Caouette (2)         Corporate Secretary              25      April 2007

Ewan S. Downie             Director                         41   February 2005

Gary Freeman (3)(1)        President/CEO/Director           50      March 2005

Michael Halvorson          Director                         62      March 2006

Melvin Herdrick (4)        VP Exploration/Director          65  September 2005

John Seaman (5)            Chief Financial Officer          40      April 2007

Chris Theodoropoulos       Director                         52      March 2007

------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  She spends full-time on the affairs of the Company.

(3)  He spends full time on the affairs of the Company.

(4)  He spends full-time on the affairs of the Company.

(5)  He spends about 10% of his time on the affairs of the Company.

______________________________________________________________________________

______________________________________________________________________________

Bradley T. Aelicks, Director, has over twenty years experience in geology, senior management/directorships of public companies, and financial consulting.  He graduated from Laurentian University with a Bachelor of Science degree in Geology in 1984.  Since March 2003, he has been a partner/founder of B&D Capital Partners, a management consulting and capital formation firm.  From 1997 until 2004, he held senior management positions (including President/Director from 1997 to Nov 2002 and Executive Vice President/Director from December 2002 until 2004) of Napier Environmental Technologies Inc.  He also held other senior management positions, including: Secretary/Director of Wavefront Energy and Environmental Services Inc. from May 1990 until 2003.

André D. Audet, Director, has over eleven years experience in the stockbrokerage industry and in corporate management/directorships of public mineral exploration companies.  Since December 2003, he has been President/CEO and a Director of Everton Resources Inc. (a mineral exploration company trading on the TSX Venture Exchange); a Director since August 2002.  From August 1999 to April 2004, he was Vice President/Director of Majescor Resources Inc.; President/CEO/Director since April 2004.

Dayna Caouette, Corporate Secretary, has three years experience as an executive/marketing assistant with mineral exploration firms.  From June 2006 until April 2007, she was an executive assistant with the Company.

Ewan S. Downie, Director, has over twenty years experience as a geologist and in senior management/directorships of mineral exploration firms.  From October 1995 to July 2007, he was President/CEO/Director of Wolfden Resources Inc., a mineral exploration company trading on the TSX Stock Exchange.  He is also the President, CEO and a director for Premier Gold Mines.

Gary Freeman, President/CEO/Director, has over 25 years experience in finance and marketing with a specialty in reorganizing companies.  He was appointed a Director in March 2005 and President/CEO in July 2005.  From March 2000 to September 2004, Mr. Freeman has also been engaged as a consultant to several public companies, including Cardero Resource Corp. and Athlone Energy Ltd. (from September 2001 to December 2003).  From October 1996 to February 1999, Mr. Freeman provided investor relations services to Palmer Resources Ltd.  He was appointed as a director of Becker Gold Mines in June 2007, and as President of Ethos Capital Corp. in October of 2007.

Michael Halvorson, Director, has wide financial industry experience with nearly forty years experience in the stockbrokerage and real estate industries.  He has been a financial consultant and a Director to numerous natural resource companies.  He formed and has headed Halcorp Capital Ltd., an Alberta-based financial consulting firm since 1980.  In addition to his directorship with Pediment Exploration Ltd., he is a director of several other public-traded natural resource companies including NovaGold Resources Inc., Strathmore Minerals Corp., Viceroy Exploration Ltd., Esperanza Silver Corporation, Gentry Resources Ltd., Fission Energy Corp., ICS Copper Systems Ltd., and Orezone Resources Inc.

Melvin Herdrick, VP Exploration/Director, is a professional geologist with over thirty years experience, including seven years as the Chief Geologist for Phelps Dodge in Mexico from 1994 to 2002.  In 2002, Mr. Herdrick founded Pitalla, the private Mexican company acquired by the Company in July 2005.  He was appointed VP Exploration in October and a Director in November 2005.

John Seaman, Chief Financial Officer since April 2007, has over fourteen years experience in corporate management and accounting.  He was CFO since October 2002 and Director since June 2003 of Wolfden Resources Inc., until May 2007. He has been CFO/Director of Premier Gold Mines Limited since May 2006; Director of MBMI Resources since June 2007; a director of Galena Capital Corp. since November 2007, a director of Skybridge Development Corp. since August 2007, and a director of Valor Ventures Inc. since August 2007.  He also has been Controller for Apex Investigation & Security Inc. since 1992 (a private security firm).

Chris Theodoropoulos, Director since March 2007, has been a barrister/solicitor since receiving his civil law degree (BCL) in 1981 and his common law degree in 1982.  For the past 20 years, he has practiced principally in the fields of corporate, securities, mining and commercial law involving publicly traded companies.  Since July 2006, he has been Director and Chairman of the Board of Africo Resources Ltd.  He was Associate Counsel with the firm of Getz Price Wells LLP, a law firm in Vancouver, BC from November 2003 until March 2007; and an independent legal and business consultant from 1996 to November 2003.  Since March 2007, he has served as Chairman of Africo Resources Ltd., working on a full-time basis.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Incorporation of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

Despite the Company’s Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

During the last five years, no material Canadian/USA regulatory actions were taken against any officer/director or companies they were affiliated with.

There are no family relationships between any Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Director Compensation

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Senior Management/Director Cash Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) to all Senior Management during Fiscal 2007 ended 9/30/2007was $236,215.

The following table details compensation paid/accrued for Fiscal 2007/2006/2005 ended September 30th for the Senior Management and Directors.

Table No. 4

Senior Management/Directors

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Comp.	Securities Under Option/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.
Gary Freeman Chief Executive Officer President	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	$144,000 $128,000 $21,000	Nil 370,000 320,000	Nil N/A N/A	Nil N/A N/A	Nil Nil Nil
Melvin Herdrick VP Exploration	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	$92,215 $85,000 Nil	50,000 55,000 95,000	Nil N/A N/A	Nil N/A N/A	Nil Nil Nil
James Grinnell Former CFO (till 1/2/2007)	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	$14,889 $42,000 $42,000	Nil Nil 40,000	Nil N/A N/A	Nil N/A N/A	Nil Nil Nil
John Seaman Chief Financial Officer	2007 2006 2005	Nil N/A N/A	Nil Nil Nil	Nil Nil Nil	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dayna Caouette Corporate Secretary	2007 2006 2005	$48,000 N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bradley Aelicks Director	2007 2006 2005	$nil $nil $nil	Nil Nil Nil	Nil $18,000 $27,000	Nil 50,000 70,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Abdre Audet Director	2007 2006 2005	$nil $nil $nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 70,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Evan Downie Director	2007 2006 2005	$nil $nil $nil	Nil Nil Nil	Nil Nil Nil	Nil 70,000 70,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Melvin Halvorson Director	2007 2006 2005	$nil $nil $nil	Nil Nil Nil	Nil Nil Nil	Nil 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Chris Theodoropoulos Director	2007 2006 2005	$nil $nil $nil	Nil Nil Nil	Nil Nil Nil	75,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
(1) Other Annual Compensation consisted of consulting fees. (2) No SARs have been granted. All securities are under option.

In addition, the granting of below-market stock options resulted in non-cash compensation of CDN$333,300 during Fiscal 2007.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At 10/1/2006, the beginning of the most recently completed fiscal year, there were 2,920,000 stock options outstanding.  During Fiscal 2007, stock options were granted to Senior Management, Directors and employees/consultants.  During Fiscal 2007, no SARs (stock appreciation rights) were granted.  During Fiscal 2007, no stock options were re-priced.  During Fiscal 2007, 285,000 stock options were forfeited.

Table No. 5

Stock Option Grants in Fiscal 2007 Ended 9/30/2007

________________________________________________________________________________

                           Percentage                 Market Value of Securities

                     Number        of    Exer.                Underlying Options

                         of     Total   Price                            on Date

                    Options   Options     Per       Grant  Expiration   of Grant

Name                Granted   Granted   Share        Date        Date  Per Share

--------------------------------------------------------------------------------

Melvin Herdrick      50,000     5.9%    $0.60   2/12/2007   2/12/2012      $0.71

John Seaman         100,000    11.8%    $0.78   4/27/2007   4/27/2012      $0.98

Chris Theodoropoulos 75,000     8.8%    $0.73   3/23/2007   3/23/2012      $0.91

--------------------------------------------------------------------------------

Employees           225,000    26.5%    $0.60   2/12/2007   2/12/2010      $0.71

Consultants          50,000     5.9%    $0.60   2/12/2007   2/12/2010      $0.71

Consultants         100,000    11.8%    $0.85   4/04/2007   4/04/2009      $1.06

Consultants          75,000     8.8%    $0.77   4/10/2007   2/01/2008      $0.96

Consultants         175,000    20.5%    $1.50   8/07/2007   8/07/2012      $1.71

--------------------------------------------------------------------------------

TOTAL               850,000   100.0%

________________________________________________________________________________

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, 475,000 stock options were exercised by Senior Management, Directors and/or employees/consultants.  No SARs (stock appreciation rights) were exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2007 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 6

Aggregated Stock Options Exercises in Fiscal 2007

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

______________________________________________________________________________

______________________________________________________________________________

                     Number                               Value of Unexercised

                         of                     Number of         In-the Money

                     Shares           Unexercised Options           Options at

                   Acquired  Aggregate  at Fiscal Yearend       Fiscal Yearend

                         on      Value       Exercisable/         Exercisable/

Name               Exercise   Realized      Unexercisable        Unexercisable

------------------------------------------------------------------------------

Bradley Aelicks           0         $0        107,500/12,500  $125,550/$15,250

Andre Audet          70,000    $91,000              0/0                  $0/$0

Ewan Downie               0         $0         52,500/17,500   $64,050/$21,350

Gary Freeman         37,500    $15,750        410,000/92,500  $455,263/$95,038

James Grinnell       40,000    $55,600              0/0                  $0/$0

Michael Halvorson         0         $0        150,000/50,000  $164,250/$54,750

Melvin Herdrick           0         $0        91,250/38,750   $105,700/$44,150

Stewart Lockwood     80,000    $76,500              0/0                  $0/$0

Chris Theodoropoulos      0         $0         37,500/37,500   $39,000/$39,000

John Seaman               0         $0         25,000/75,000   $24,750/$74,250

------------------------------------------------------------------------------

Subtotal            227,500   $238,850    873,750/323,750    $978,563/$343,788

------------------------------------------------------------------------------

Consultants         162,500    $91,875      683,750/218,750  $684,600/$179,875

Employees            85,000    $56,700      237,500/162,500  $302,125/$162,125

------------------------------------------------------------------------------

Subtotal            247,500   $148,575      921,250/381,250  $986,725/$342,000

------------------------------------------------------------------------------

TOTAL               475,000   $387,425  1,795,000/705,000  $1,965,288/$964,589

______________________________________________________________________________

______________________________________________________________________________

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Tables  #3 to #7 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. 10 and ITEM #7.B.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

The Company entered into a management contract dated effective 4/1/2005 with Gary Freeman, the President of the Company.  Under the terms of the contract he received $5,000 per month retroactive to 4/1/2005, a $30,000 signing bonus and, beginning 8/1/2005 and coinciding with his appointment as President and his increased responsibilities, $8,000 per month.  Under its terms, Mr. Freeman was entitled to up to 400,000 stock options in the Company (320,000 options granted to date).  The contract expired 12/31/2006 and was replaced, effective 2/1/2006, by a contract which paid Mr. Freeman $8,000 per month ($12,000 per month effective 5/1/2006); provides for stock options as determined by the Board of Directors; and provides for a minimum payout of six months in the event of termination not for cause.  On 1/1/2008 a new consulting agreement was put into place, which pays Mr. Freeman $20,000 plus GST per month and provides for stock options to be granted as determined by the board and for a maximum allotment of 600,000 at any time.  This contract expires on 12/31/2008.

The Company entered into a consulting contract dated effective 5/15/2006 with Mel Herdrick, a director of the Company.  Under the terms of the contract he received US$500.00 per month based on a normal work month of 20 days.  The contract is for a one-year term and can be terminated by either party with out cause by providing 90 days written notice.  On 1/1/2008, a new consulting agreement was formed between Melvin Herdrick and the Company.  Under the new agreement, Mr. Herdrick is paid US$15,000 per year and provides for stock options as determined by the Board of Directors. This contract expires on 12/31/2008.

6.C.  Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Senior Management are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.  The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.   The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies.  Strategic direction for the Company is developed through the Board’s annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

The Board has delegated to the President/CEO and other Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The President/CEO and other Senior Management review the Company’s progress in relation to the current operating plan at in-person and telephone-conference Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.

Refer to ITEM 6.B., “Written Management Agreements”.

6.C.3.  Board of Directors’ Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Gary Freeman (Committee Chairman), Bradley Aelicks (independent), and Andre Audet (independent).  The Audit Committee met once times during Fiscal 2007 and has met once during Fiscal 2008-to-date.

6.D.  Employees

As of 2/29/2008, the Company had fifty-five employees, including the Senior Management. Of those, forty-six are based in Mexico, forty-two as field workers, and four as office staff.  As of 9/30/2007 and 9/30/2006, the Company had forty-six and two employees, respectively, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

The follow table lists Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

February 29, 2008

____________________________________________________________________________

____________________________________________________________________________

Title of                                      Amount and Nature      Percent

Class      Name of Beneficial Owner     of Beneficial Ownership   of Class #

----------------------------------------------------------------------------

Common     Bradley Aelicks (1)                          591,399         1.5%

Common     Andre Audet (2)                               70,000         0.2%

Common     Dayna Caouette (3)                            37,500         0.1%

Common     Ewan Downie (4)                              105,000         0.3%

Common     Gary Freeman (5)                           1,872,500         4.6%

Common     Melvin Herdrick (6)                        1,545,305         3.8%

Common     Michael H. Halvorson (7)                   1,110,000         2.7%

Common     John Seaman (8)                               25,000        0.06%

Common     Chris Theodoropoulos (9)                      26,250        0.06%

           Directors and Management                   5,382,954        13.3%

           5% Non-Insider Shareholders                      nil         0.0%

           TOTAL                                      5,382,954        13.3%

----------------------------------------------------------------------------

(1)    145,000 represent currently exercisable stock options.

        45,000 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities

(2)     70,000 represent currently exercisable stock options.

(3)     37,500 represent currently exercisable stock options.

(4)     70,000 represent currently exercisable stock options.

(5)    492,500 represent currently exercisable stock options.

       150,000 represent currently exercisable warrants.

     1,864,000 shares/warrants and options are held indirectly through

               G.F. Consulting Corp., a private company controlled

               by Mr. Freeman.

       165,000 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities

(6)    412,592 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities.

       230,000 represent currently exercisable stock options.

 (7)   240,000 represent currently exercisable stock options.

       100,000 represent currently exercisable warrants.

 175,000 shares are held indirectly through

         Halcorp Capital   Ltd., a private company controlled by

         Mr. Halvorson.

(8)    25,000  represent currently exercisable stock options.

(9)    18,750  represent currently exercisable stock options.

        2,500  represent currently exercisable warrants.

#  Based on 40,451,544 common shares outstanding at 2/29/2008; and warrants and stock options held by each beneficial holder exercisable within sixty days.

____________________________________________________________________________

____________________________________________________________________________

Stock Options.  Incentive stock options are granted by the Company in accordance with the rules and policies of the TSX Venture Exchange, the British Columbia Corporations Act, and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the “Stock Option Plan”) on 3/27/2003.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management-company employees.  For the purposes of the Stock Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in TSX Venture Exchange Policy 4.4.  In addition, the term “director” is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan.  Currently, the Administrator is the Corporate Secretary of the Company.

The Stock Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments).  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Stock Option Plan.  Any stock option outstanding when the Stock Option Plan is terminated will remain in effect until it is exercised or it expires.  The Stock Option Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of ten years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1),

    in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(h) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for one year following the option holder’s death.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the following table, as well as the number of options granted to Directors/Senior Management and all employees/ consultants as a group.

Table No. 8

Stock Options Outstanding

February 29, 2008

______________________________________________________________________________

______________________________________________________________________________

Number of Shares of

                                 Common    Exercise         Grant   Expiration

Name                              Stock       Price          Date         Date

------------------------------------------------------------------------------

Gary Freeman                    285,000       $0.80      4/25/2006   4/25/2011

Gary Freeman                     55,000       $1.88     10/25/2007  10/25/2012

Gary Freeman                    180,000       $3.00     11/16/2007  11/16/2012

Melvin Herdrick                  25,000       $0.50      7/21/2005   7/21/2010

Melvin Herdrick                  30,000       $0.80      4/25/2006   4/26/2011

Melvin Herdrick                  25,000       $0.55      8/02/2006   8/02/2011

Melvin Herdrick                  50,000       $0.60      2/12/2007   2/12/2012

Melvin Herdrick                 200,000       $1.88     10/25/2007  10/25/2012

John Seaman                      50,000       $0.78      4/27/2007   4/27/2012

Dayna Caouette                   12,500       $0.55      8/02/2006   8/02/2011

Dayna Caouette                   50,000       $1.88     10/25/2007  10/25/2012

Bradley Aelicks                  70,000       $0.63      7/21/2005   7/21/2010

Bradley Aelicks                  50,000       $0.80      4/25/2006   4/25/2011

Bradley Aelicks

                  25,000       $3.00     11/16/2007  11/16/2012

Ewan Downie                      70,000       $3.00     11/16/2007  11/16/2012

Andre Audet                      70,000       $3.00     11/16/2007  11/16/2012

Michael Halvorson               100,000       $0.80      4/25/2006   4/26/2011

Michael Halvorson               100,000       $0.55      8/02/2006   4/26/2011

Michael Halvorson                40,000       $3.00     11/16/2007  11/16/2012

Chris Theodoropoulos             37,500       $0.73      3/23/2007   3/23/2012

Chris Theodoropoulos             30,000       $1.88     10/25/2007  10/25/2012

Chris Theodoropoulos             25,000       $3.00     11/16/2007  11/16/2012

Total Management/Directors    1,580,000

Total Employees/Consultants   1,528,750

Total                         3,108,750

------------------------------------------------------------------------------

------------------------------------------------------------------------------

(1)  Options, with the exception of the $3.00 options granted 11/16/2007, vest at 25% every three months following granting.

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 4/5/6/7/8

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders direct/indirect holdings of common shares.

______________________________________________________________________________

                                                Shares      Shares      Shares

                                                 Owned       Owned       Owned

                                             9/30/2007   9/30/2006   9/30/2005

Melvin Herdricks                             1,315,305   1,620,305   1,620,305

Gary Freeman                                 1,263,600   1,309,900   1,396,000

Bradley Aelicks                                446,399     733,899   1,103,943

Mark S. Isaacs                               1,025,065   1,025,065   1,025,065

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 9/12/2007, the Company’s shareholders’ list showed 33,536,383 common shares outstanding, with 346 registered shareholders.  230 of these shareholders were resident in Canada, holding 27,082,701 common shares (representing about 81% of the issued/outstanding shares); 103 registered shareholders were resident in the United States, holding 6,212,656 common shares (representing about 19%); and thirteen registered shareholders were resident in other countries, holding 204,966 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that on 9/18/2007 that it had about 1252 “holders of record” in Canada, holding approximately 81% of the outstanding shares of the Company, and over 1300 beneficial owners that own 100% of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

Stewart Lockwood, a former Director and former Executive Officer of the Company, is a partner of VECTOR Corporate Finance Lawyers.  The total amount of professional fees and share issue costs paid by the Company to the law firm for the year ended September 30, 2007 was $24,935.  Management believes that these legal fees paid or accrued are at prevailing commercial rates.

During Fiscal 2007: consulting fees in the amount of $236,215 were made to directors of the Company; in addition, reimbursement of expenses were paid to directors totalling $25,196.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 9/30/2006, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

--- Not Applicable ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Smythe Ratcliffe LLP are included herein immediately preceding the financial statements and schedules.

   Audited Financial Statements:

   For Fiscal 2007/2006/2005 Ended September 30th

8.A.7.  Legal/Arbitration Proceedings

The Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Toronto, Ontario, Canada, under its former name Consolidated Magna Ventures Ltd. in May 1984.  The current stock symbol is “PEZ”.  The CUSIP number is 70532U103.

The following table lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last eight fiscal quarters; and the last five fiscal years.  Prices and volume adjusted for 1:15 stock consolidation effective 9/21/2004.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

_____________________________________________________________________________

_____________________________________________________________________________

                                                             - Sales -

Period                                                       Canadian Dollars

Ended                                Volume            High     Low   Closing

Monthly

 2/29/2008                         3,798,500          $3.55   $2.20     $3.28

 1/31/2008                         6,353,154           3.40    1.87      2.76

12/31/2007                         3,169,252           3.13    2.46      2.69

11/30/2007                         6,026,652           3.50    2.78      3.05

10/31/2007                         7,718,631           3.35    1.74      3.00

 9/30/2007                         3,577,000           1.78    1.40      1.77

 8/31/2007                         7,206,000           2.15    1.38      1.49

-----------------------------------------------------------------------------

Quarterly

 9/30/2007                        17,261,400          $2.15   $0.74     $1.77

 6/30/2007                         8,306,829           1.03    0.74      0.82

 3/31/2007                         7,990,169           0.86    0.51      0.95

12/31/2006                         4,590,471           0.65    0.38      0.63

 9/30/2006                         3,024,000          $0.72   $0.39     $0.41

 6/30/2006                         7,849,800           1.15    0.65      0.70

 3/31/2006                         4,190,400           1.14    0.75      0.93

12/31/2005                         1,048,878           0.85    0.60      0.74

------------------------------------------------------------------------------

Yearly

 9/30/2007                        38,148,869          $2.15   $0.38     $1.77

 9/30/2006                        16,113,078           1.15    0.39      0.41

 9/30/2005                         2,587,443           0.71    0.21      0.65

 9/30/2004                           475,906           0.21    0.08      0.20

 9/30/2003                           722,646           0.75    0.15      0.45

_____________________________________________________________________________

_____________________________________________________________________________

The Company’s common shares began trading on the Pink Sheets in the United States on 9/17/2007, with the trading symbol of “PEZFF.PK”.  Total volume through 2/29/2008 was 4,646,721.  Prices ranged from US$1.43 to US$3.76; the closing price on 2/29/2008 was US$3.25.

The Company’s common shares began trading on the Stuttgart Stock Exchange on 2/2/2007, with the trading symbol of “P5E.SG”.  Total volume through 2/29/2008 was 380,621.  Prices ranged from euro$0.47 to euro$2.60; the closing price on 2/29/2008 was euro$2.13.

The Company’s common shares began trading on the Munich-Stock Exchange on 5/22/2006, with the trading symbol of “P5E.DE”.  Total volume through 2/29/2008 was 46,449.  Prices ranged from euro$0.25 to euro$2.57; the closing price on 2/29/2008 was euro$2.25.

The Company’s common shares began trading on the XETRA-Stock Exchange in Europe on 5/29/2006, with the trading symbol of “P5E.DE”.  Total volume through 6/26/2007 was 99,000.  Prices ranged from euro$0.39 to euro$0.74; the closing price on 6/26/2007 (last traded) was euro$0.60.

The Company’s common shares began trading on the Berlin-Bermen-Stock Exchange on 2/8/2006, with the trading symbol of “P5E.BE”.  Total volume through 2/29/2008 was 22,361.  Prices ranged from euro$0.23 to euro$2.57; the closing price on 2/29/2008 was euro$2.25.

The Company’s common shares began trading on the Frankfurt Stock Exchange on 2/29/2006, with the trading symbol of “P5E.F”.  Total volume through 1/31/2008 was 1,233,332.  Prices ranged from euro$0.23 to euro$2.60; the closing price on 2/29/2008 was euro$2.38.

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from the Toronto Stock Exchange; both exchanges are owned by the TSX Group.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is a reporting company listed on the Toronto Stock Exchange.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”).  The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity is handled by Market Regulation Services Inc.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow them to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Corporations Act.  Unless the British Columbia Corporation Act or the Company's Articles of Incorporation or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the British Columbia Corporations Act contain provisions, which require a “special resolution” for effecting certain corporate actions.  Such a “special resolution” requires a two-third vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a “special resolution” include:

a.  Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b.  Giving financial assistance under certain circumstances;

c.  Certain conflicts of interest by Directors;

d.  Disposing of all/substantially all of Company's undertakings;

e.  Removing Director before expiration of his term of office;

f.  Certain alterations of share capital;

g.  Changing the Company name; and

h.  Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM #6E, and Tables #4 to #7 for additional information.

Warrants

The following table lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  There were 119 holders of the outstanding 5 , ~~.~~ 951 , ~~.~~ 373 warrants: 81 of whom are resident in Canada; 23 of whom are resident in the United State; and 15 international holders.  These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 10

Share Purchase Warrants Outstanding

February 29, 2008

______________________________________________________________________________

______________________________________________________________________________

              Number of    Number of

              Share        Share                                    Expiration

              Purchase     Purchase                                    Date of

Effective     Warrants     Warrants                                      Share

Date of       Originally   Still                                      Purchase

Issuance      Issued       Outstanding    Year #1 Year #2             Warrants

------------------------------------------------------------------------------

 3/30/2007       817,501       545,000      $1.00   $1.00            9/30/2008

 5/02/2007       257,000       232,000      $1.05   $1.05           11/02/2008

 8/21/2007     2,055,250     1,805,559      $2.00   $2.00            2/21/2009

 8/21/2007       307,200       131,699      $2.05   $2.05            2/21/2009

 12/3/2007     2,975,150     2,975,150      $3.75   $3.75             6/3/2009

 12/3/2007       261,965       261,965      $3.80   $3.80             6/3/2009

______________________________________________________________________________

______________________________________________________________________________

Escrowed Shares

Escrow is a legal arrangement whereby a thing (usually money or securities) is delivered to a third party (called an escrow agent) to be held in trust pending a contingency or the fulfillment of a condition or conditions in a contract.  Upon that event occurring, the escrow agent will deliver the thing to the proper recipient, otherwise the escrow agent is bound by her or his fiduciary duty to maintain the escrow account.

PODbook Escrow Shares:  An aggregate of 426,666 common shares issued during Fiscal 2001 related to the acquisition of PODbook were deposited with Pacific Corporate Trust Company pursuant to an escrow agreement dated 7/30/2001 (the “Escrow Agreement”).  The Escrow Agreement requires the written consent of the TSX Venture Exchange for the shares to be released from escrow.  All share issuances are governed by a six-year time-release and gross revenue escrow provision.  The revenue earn-out provision requires the Company to generate $0.60 in gross revenue for every one share to be released from escrow.  In addition, the escrow agreement allows for the Company to make an application anytime after 7/30/2006 to cancel all of these escrow shares.  In January 2005, the Company returned PODbook to the past President in consideration for his agreement to cancel his 180,000 escrowed shares in the Company.  These shares expired on 7/31/2007 and were subsequently cancelled on 1/30/2008.

Pitalla Acquisition Escrow Shares:  Of the 5,399,998 common shares of the Company issued to the Principals (as defined by TSX Venture Exchange policies) of the Company pursuant to the acquisition of Pitalla, 2,950,370 common shares were required to be placed in escrow (the “Pitalla Acquisition Escrow Shares”) pursuant to TSX Venture Exchange Policy 5.4 (the “Escrow Policy”).  These shares are “Tier 2 Value Securities” as that term is defined in the Policy.

All of the Pitalla Acquisition Escrow Shares are to be subject to an escrow agreement (the “Pitalla Acquisition Share Escrow Agreement”) dated 7/31/2005 (the “Exchange Notice” date).  The Pitalla Acquisition Share Escrow Agreement is between the Principals of the Company and its registrar and transfer agent, Pacific Corporate Trust Company.

The Pitalla Acquisition Share Escrow Agreement provides that the Pitalla Acquisition Escrow Shares may not be transferred or otherwise dealt with during the term of the Pitalla Acquisition Share Escrow Agreement unless authorized by the TSX Venture Exchange or unless the transfers or dealings are within escrow and are:

(i)   transfers to continuing or, upon their appointment, incoming directors and  senior officers of the Company or of a material operating subsidiary, with approval of the Company’s board of directors;

(ii)  transfers to an RRSP or similar trusteed plan provided that the only beneficiaries are the transferor; and

(iii) transfers upon bankruptcy to the trustee in bankruptcy.

Tenders of Escrow Shares to a take-over bid will be permitted, provided that, if the tenderer is a principal of the successor company upon completion of the take-over bid, securities received in exchange for tendered Escrow Shares will be substituted in escrow on the basis of the successor company’s escrow classification. Upon the death of an Escrow Holder, a release from escrow to the legal representative will be permitted in certain circumstances.

Under the Escrow Policy, the Pitalla Acquisition Escrow Shares are to be released from escrow on a pro-rata basis on the following schedule:

Release Date                             % Permitted for Release

at the time of Exchange Notice (1)       10%

 6 months from Exchange Notice           15% ( 4/06/2006 released)

12 months from Exchange Notice           15% (10/03/2006 released)

18 months from Exchange Notice           15% ( 4/04/2007 released)

24 months from Exchange Notice           15% (10/04/2007 released)

30 months from Exchange Notice           15%

36 months from Exchange Notice           15%

TOTAL                                   100%

All these Pitalla Acquisition Escrow Shares and any other securities to be issued by the Company to Pitalla shareholders are expected to be subject to, in addition to any escrow, seed share restrictions or other restrictions imposed by the TSX Venture Exchange, a four (4) month hold from their date of issuance. The foregoing release dates and effected shareholders are, respectively, the minimum amounts and people that the Company expects will be subject to such escrow, seed share restrictions or other restrictions and the Exchange may require additional securities and securities of other shareholders to be subject to escrow and other restrictions.

9.A.6.    Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Canada and on the Pink Sheets in the United States.  The common shares also trade in Europe, on the: Stuart art Stock Exchange, Munich Stock Exchange, Berlin Stock Exchange, Frankfurt stock Exchange, and XETRA Exchange.  Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

        --- Not Applicable ---

10.B.  Notice of Articles and Articles of Incorporation

Refer to discussion in Form-20-FR Registration Statement and amendments for more information about the Company’s articles.

10.C.  Material Contracts

  Refer to ITEM #4.D for a detailed discussion of #b below;

  Refer to ITEM #6.B for a detailed discussion of #a below.

a.  Consulting Agreement with Mel Hendricks, dated 5/15/2006

b.  Option Agreement with Inmet regarding Caborca Project, dated 12/1/2006

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10.E., “Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”.  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a “U.S. Holder”) who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable years ended 9/30/2007 or 9/30/2006 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

10.G.  Statement by Experts

        --- Not Applicable ---

10.H.  Documents on Display

The Company’s documents can be viewed at its North American office, located at: 789 West Pender Street #720, Vancouver, British Columbia, Canada  V6C 1H2.  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files Form 6-K’s, Annual Reports, and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C.  20549.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a small business issuer, as defined in Section 240.12b-2; and thus, Item #11 is not applicable.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- Refer to ITEM #9, “Warrants”

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for public companies.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of two independent directors and the President/CEO, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes.  The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code; and accountability for adherence to the code.

ITEM 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Smythe Ratcliffe LLP, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Smythe Ratcliffe LLP for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Smythe Ratcliffe LLP to the Company are detailed below.

______________________________________________________________________________

Fiscal Year ended September 30, 2007 and 2006      Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                    2007            2006

------------------------------------------------------------------------------

Audit Fees                                             $25,700         $16,620

Audit Related Fees                                      29,420           0

Tax Fees                                                 1,500          _0

Total                                                  $56,620         $16,620

______________________________________________________________________________

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Smythe Ratcliffe are included herein immediately preceding the audited consolidated financial statements.

Auditor's Report, dated 1/16/2008

Consolidated Balance Sheets at 9/30/2007 and 9/30/2006

Consolidated Statements of Operations

  for the years ended 9/30/2007, 9/30/2006, and 9/30/2005

Consolidated Statements of Shareholders’ Equity

  For the years ended 9/30/2007, 9/30/2006, and 9/30/2005

Consolidated Statements of Cash Flows

  for the years ended 9/30/2007, 9/30/2006, and 9/30/2005

Notes to Consolidated Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Notice of Articles and Articles of Incorporation as currently in effect:

   Incorporated by reference to Form 20-FR Registration Statement, as amended

2.  Instruments defining the rights of holders of equity or

      debt securities being registered.

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:  No Disclosure Necessary

4.  Material Contracts:

    Incorporated by reference to Form 20-FR Registration Statement, as amended and Form 6-K’s

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries: Refer to ITEM #4.C. in text

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16B:       No Disclosure Necessary

12i:  Certifications required by Rule 13a-14(a) or Rule 15d-14(a)         attached

12ii: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)         attached

13i.  Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

      Section 1350 of Chapter 63 of Title 18 of the United States Code    attached

13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

      Section 1350 of Chapter 63 of Title 18 of the United States Code    attached

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     No Disclosure Necessary

15.  Additional Exhibits:

     Incorporated by reference to Form 20-FR Registration Statement, as amended and Form 6-K’s

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

Contents

Management’s Responsibility for Financial Reporting

85

Report of Independent Registered Public Accounting Firm

86

Consolidated Financial Statements

Consolidated Balance Sheets

87

Consolidated Statements of Operations

88

Consolidated Statements of Shareholders’ Equity

89-90

Consolidated Statements of Cash Flows

91

Notes to Consolidated Financial Statements

92-118

Management’s Responsibility for Financial Reporting

The consolidated financial statements of Pediment Exploration Ltd. are the responsibility of the Company’s management.  The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities.  The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at September 30, 2007 and 2006 and for the years ended September 30, 2007, 2006 and 2005 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Gary Freeman” (signed)

Gary Freeman

President

January 16, 2008

Report of Independent Registered Public Accounting Firm

To the Shareholders of Pediment Exploration Ltd.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Pediment Exploration Ltd. as at September 30, 2007 and 2006 and the consolidated statements of operations, shareholders’ equity, and cash flows for the years ended September 30, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and 2006 and the results of its operations and its cash flows for the years ended September 30, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

January 16, 2008

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

As at September 30	2007	2006

Assets
Current
Cash and cash equivalents	$10,122,241	$4,644,106
Accounts receivable	366,741	122,221
Due from related parties (note 7)	20,383	14,630
Prepaid expenses	2,211	1,777

Total current assets	10,511,576
Mineral properties (note 4)	3,385,091	1,029,143
Property and equipment (note 3)	30,353	32,048

Total assets	$13,927,020	$5,843,925

Liabilities
Current
Accounts payable and accrued liabilities	$363,362	$117,137
Due to related parties (note 7)	3,976	3,051

Total current liabilities and total liabilities	367,338	120,188

Shareholders’ Equity
Share capital	38,558,024	28,584,935
Contributed surplus	1,557,786	1,086,426
Deficit accumulated in the exploration stage	(26,556,128)	(23,947,624)

Total shareholders’ equity	13,559,682	5,723,737

Total liabilities and shareholders’ equity	$13,927,020	$5,843,925

Commitments (notes 4 and 10)

Subsequent events (note 12)

Approved on behalf of the Board:

“Bradley T. Aelicks” (signed)

__________________________________

Bradley T. Aelicks, Director

“Gary Freeman” (signed)

__________________________________

Gary Freeman, Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Statements of Operations

For the years ended September 30	2007	2006	2005

Expenses
Investor relations and promotion (note 5(g)(i))	$591,188	$509,691	$7,011
Salaries (note 5(g)(i))	482,740	180,407	-
Office and administration	390,875	91,820	3,973
Consultants (notes 5(g)(i) and 7(c))	321,772	538,290	802,190
Travel	169,683	167,370	17,592
Legal and audit (note 7(a))	130,539	121,874	70,881
Transfer agent, listing and filing fees	28,553	28,636	18,048
Property costs	12,740	-	61,284
Interest and financing costs (note 5(g)(ii))	4,190	2,329	182,846
Amortization	7,927	447	657
Expense recoveries	(7,572)	-	-

Total expenses	(2,132,635)	(1,640,864)	(1,164,482)

Other income (expenses)
Investment and other income	187,156	117,721	553
Foreign exchange loss	(329,179)	(64,139)	(911)
Write off of mineral properties	(333,846)	-	-
Gain on extinguishment of debt	-	-	29,603

Total other income (expenses)	(475,869)	53,582	29,245

Net loss for the year	$(2,608,504)	$(1,587,282)	$(1,135,237)

Loss per share, basic and diluted	$(0.10)	$(0.08)	$(0.27)

Weighted average number of common shares outstanding	26,941,138	20,382,356	4,101,381

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

					Deficit Accumulated in the Exploration Stage	Total
	Share Capital		Contributed Surplus	Subscriptions Receivable		Shareholders'
	Shares	Amount				Equity (Deficit)

Balance, September 30, 2004	3,150,244	$ 20,824,523	$ -	$ -	$ (21,212,460)	$ (387,937)
Shares issued during the year
For cash
Private placements net of share issue costs	7,185,040	2,429,762	-	-	-	2,429,762
Exercise of warrants	65,000	22,750	-	-	-	22,750
Settlement of debt	350,000	157,500	-	-	-	157,500
Conversion of contributed surplus to share capital on exercise of warrants	-	18,415	(18,415)	-	-	-
Shares exchange for acquisition of 100% of shares of Pitalla (note 4(c))	5,549,998	405,000	-	-	-	405,000
Stock-based compensation for the year	-	-	840,413	-	-	840,413
Amounts received subsequent to September 30, 2005 related to a private placement	-	-	-	(1,600,660)	-	(1,600,660)
Adjustment for purchase price discrepancy on acquisition of subsidiary	-	-	-	-	(12,645)	(12,645)
Net loss for the year	-	-	-	-	(1,135,237)	(1,135,237)

Balance, September 30, 2005	16,300,282	23,857,950	821,998	(1,600,660)	(22,360,342)	718,946
Shares issued during the year
For cash
Private placements net of share issue costs (notes 5(c)(i), (ii) and (iii))	5,634,470	3,693,995	-	-	-	3,693,995
Exercise of warrants	1,334,300	559,330	-	-	-	559,330
Exercise of options	340,000	176,500	-	-	-	176,500
Conversion of contributed surplus to share capital on exercise of warrants	-	85,340	(85,340)	-	-	-
Conversion of contributed surplus to share capital on exercise of options	-	211,820	(211,820)	-	-	-
Amounts received for subscriptions receivable	-	-	-	1,600,660	-	1,600,660
Stock-based compensation for the year	-	-	561,588	-	-	561,588
Net loss for the year	-	-	-	-	(1,587,282)	(1,587,282)

Balance, September 30, 2006	23,609,052	28,584,935	1,086,426	-	(23,947,624)	5,723,737

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

					Deficit accumulated in the exploration stage	Total
	Share Capital		Contributed Surplus	Subscriptions Receivable		Shareholders'
	Shares	Amount				Equity (Deficit)

Balance, September 30, 2006	23,609,052	28,584,935	1,086,426	-	(23,947,624)	5,723,737
Shares issued during the year
For cash
Private placements net of share issue costs (notes 5(c)(iv), (v) and (vi))	6,259,502	7,173,020	-	-	-	7,173,020
Exercise of warrants	3,284,581	2,202,095	-	-	-	2,202,095
Exercise of options	475,000	269,050	-	-	-	269,050
Conversion of contributed surplus to share capital on exercise of warrants	-	66,934	(66,934)	-	-	-
Conversion of contributed surplus to share capital on exercise of options	-	253,390	(253,390)	-	-	-
Shares issued for mineral property data (note 5(c)(vii))	10,000	8,600	-	-	-	8,600
Stock-based compensation for the year	-	-	634,366	-	-	634,366
Fair value of warrants issued as finders’ fees	-	-	157,318	-	-	157,318
Net loss for the year	-	-	-	-	(2,608,504)	(2,608,504)

Balance, September 30, 2007	33,638,135	$ 38,558,024	$1,557,786	$ -	$ (26,556,128)	$13,559,682

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For the years ended September 30	2007	2006	2005
			(note 13)
Cash flows used in operating activities
Net loss for the year	$(2,608,504)	$(1,587,282)	$(1,135,237)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	7,927	447	657
Stock-based compensation	634,366	561,588	669,725
Write off of mineral properties	333,846	-	-
Non-cash financing costs	-	-	170,688
Liabilities written-off	-	-	(29,603)
Changes in operating assets and liabilities:
Accounts receivable	(244,520)	(90,354)	(14,939)
Prepaid expenses	(434)	41,845	(42,372)
Accounts payable and accrued liabilities	22,623	(119,731)	18,421

Total cash flows used in operating activities	(1,854,696)	(1,193,487)	(362,660)

Cash flows used in investing activities
Expenditures on property and equipment	(6,232)	(32,495)	-
Expenditures and advances on mineral properties	(2,457,592)	(560,928)	-

Total cash flows used in investing activities	(2,463,824)	(593,423)	-

Cash flows provided by financing activities
Proceeds from issuance of common shares and share subscriptions, net of
issue costs (note 5)	9,801,483	6,030,485	851,852
Due from related parties	(4,828)	(11,579)	(88,613)

Total cash flows provided by financing activities	9,796,655	6,018,906	763,239

Increase in cash and cash equivalents	5,478,135	4,231,996	400,579
Cash acquired at date of acquisition (note 4(c))	-	-	9,778
Cash and cash equivalents, beginning of year	4,644,106	412,110	1,753

Cash and cash equivalents, end of year	$10,122,241	$4,644,106	$412,110

Supplemental disclosure with respect to cash flows (note 8).

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

1.

NATURE OF OPERATIONS

The Company is governed under the Business Corporations Act (British Columbia) and is engaged in the business of the acquisition, exploration for and development of mineral properties.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Compania Minera Pitalla, S.A. de C.V. (“Pitalla”) and Pediment Exploration Mexico, S. de C.V.  All significant intercompany transactions and balances have been eliminated on consolidation.

(b)

Cash and cash equivalents

Securities with original maturities of three months or less are considered known amounts of cash equivalents, at cost.  The securities are highly liquid and can be converted to known amounts of cash at any time, and are held by a Canadian chartered bank.  Accrued interest on the guaranteed investment certificates, included as cash equivalents, is at the stated interest rate over the term of the instrument and included in accounts receivable.

(c)

Equipment

Equipment is recorded at cost and amortized using a declining-balance method at rates varying from 20% to 30% annually.

(d)

Stock-based compensation

The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(f)

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  However, diluted loss per share is not presented as the effects of various conversions and exercise of options and warrants would be anti-dilutive.

Shares held in escrow are excluded from the calculation of the weighted average number of common shares outstanding, except when their release is based on the passage of time.

(g)

Financial instruments

During the year, the Company adopted a new standard, the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. Under the new standard, all financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Also adopted by the Company during the year was CICA Handbook Section 1530, “Comprehensive Income”. As a result of adopting these standards, a new category, Accumulated Other Comprehensive Income, is added to shareholder’s equity on the consolidated balance sheets. Major components for this category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in fair value of the effective portion of cash flow hedging amounts.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Financial instruments (Continued)

The adoption of the provisions of these new standards had no effect in the Company’s consolidated financial statements.

(i)

Fair value

The carrying values of cash, accounts receivable, due to and from related parties, and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of the instruments. The carrying value of cash equivalents approximates its fair value primarily due to the floating rate interest of the instrument.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(iii)

Credit risk

The Company is not exposed to significant credit risk on its financial assets due to cash being placed with Canadian chartered banks and amounts receivable due from government agencies.

(iv)

Currency risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred are not denominated in Canadian dollars.  The Company has not entered into any foreign currency contracts to mitigate this risk.

(v)

Derivatives – mineral properties

The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices.  These rights are derivative instruments.  However, the mineral interest to which they relate are not sufficiently developed to reasonably determine value.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse. Costs accumulated relating to projects that are abandoned are written-off in the year in which a decision to discontinue the project is made.

All deferred mineral property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the unit-of-production method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves.

The Company is still in the exploration stage and commercial production has not yet commenced. Hence, amortization has not been charged in these financial statements. Commercial production occurs when an asset or property is substantially complete and ready for its intended use.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property are recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include balances of accrued liabilities, amortization of property and equipment, the recoverability of mineral property interests, valuation allowance for future income tax assets and the determination of the variables used in the calculation of stock-based compensation. While management believes that these estimates are reasonable, actual results could differ from those estimates and would impact future results of operations and cash flows.

(j)

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange by quarter.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the period.

(k)

Asset retirement obligations

The Company’s proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures which comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Asset retirement obligations (Continued)

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  The obligation is measured initially at fair value using present value methodology and the resulting costs are capitalized into the carrying amount of the related asset.  In subsequent years, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows.  Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations.

No asset retirement obligation has been recorded on the Company’s mineral properties as the Company had only performed preliminary exploratory work and has not incurred significant asset retirement obligations.

3.

PROPERTY AND EQUIPMENT

	2007			2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Machinery and equipment	$21,014	$2,700	$18,314	$21,185
Office furniture	4,326	433	3,893	-
Computer equipment	11,007	2,861	8,146	10,863

	$36,347	$5,994	$30,353	$32,048

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

4.

MINERAL PROPERTIES

(a)

Capitalized mineral property expenditures are as follows:

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	Mel-Manuel Project	Valenzuela Project	Cochis Project	Other Projects	Total

Balance, September 30, 2005	$55,696	$32,194	$55,082	$70,568	$26,823	$27,428	$9,707	$133,343	$410,841

Deferred exploration costs
Mining concessions	12,756	1,515	4,108	4,226	-	64,459	-	4,305	91,369
Geological services	20,834	87,406	23,510	24,848	2,676	1,338	1,338	13,899	175,849
Tax on surface	10,607	5,326	5,169	6,365	1,558	-	-	2,214	31,239
Sampling and test	-	118,526	-	-	-	-	-	-	118,526
Fuel and gas	222	1,617	81	222	-	-	-	-	2,142
Travel	2,700	11,422	311	2,700	-	-	-	-	17,133
Stationery	146	98	174	188	28	14	14	84	746
Miscellaneous	12,302	74,468	21,554	26,180	9,252	4,626	4,626	28,290	181,298

Total expenditures for year	59,567	300,378	54,907	64,729	13,514	70,437	5,978	48,792	618,302

Balance, September 30, 2006	$115,263	$332,572	$109,989	$135,297	$40,337	$97,865	$15,685	$182,135	$1,029,143

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

4.

MINERAL PROPERTIES (continued)

(a)

Capitalized mineral property expenditures (Continued):

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	Mel-Manuel Project	Valenzuela Project	Cochis Project	Juliana Project	Other Projects	Total

Balance, September 30, 2006	$115,263	$332,572	$109,989	$135,297	$40,337	$97,865	$15,685	$-	$182,135	$1,029,143

Option payments	-	-	-	-	-	-	-	31,635	-	31,635

Deferred exploration costs
Mining concessions	-	-	-	6,067	-	-	-	-	12,288	18,355
Geological services	10,970	295,411	5,876	125,330	-	-	-	97,964	21,668	557,219
Tax on surface	1,752	4,189	8,681	5,433	-	-	-	-	21,968	42,023
Drilling, sampling and test	25,746	875,608	42,278	243,076	-	-	-	174,172	71,411	1,432,291
Geophysical	99,062	249,198	-	-				-	-	348,260
Fuel and gas	-	5,523	749	10,352	-	-	-	5,150	741	22,515
Travel	6,733	21,421	1,007	10,729	-	-	-	3,375	208	43,473
Stationery	-	580	-	200	-	-	-	453	57	1,290
Miscellaneous	8,958	154,233	(111)	62,188	-	-	-	21,097	(53,632)	192,733

Total expenditures for year	153,221	1,606,163	58,480	463,375	-	-	-	333,846	74,709	2,689,794

Write off of mineral properties	-	-	-	-	-	-	-	(333,846)	-	(333,846)
Balance, September 30, 2007	$268,484	$1,938,735	$168,469	$598,672	$40,337	$97,865	$15,685	$-	$256,844	$3,385,091

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

4.

MINERAL PROPERTIES (Continued)

(b)

The Company’s mineral property holdings consist of mineral concessions located in Sonora State and Baja California, Mexico. Descriptions of specific concession groups are as follows:

(i)

Caborca Project

The Caborca area project consists of four non-contiguous concessions, namely the Pitalla, Martha, Diana and Glor concessions, located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

On December 1, 2006, the Company signed an agreement with Inmet Mining Corp. (“Inmet”) to explore the Company’s Caborca Project.  The Company had granted Inmet an option to earn 70% of the Caborca Project in return for payments of $250,000 and exploration expenditures of $5,000,000 over four years.  Upon completion of due diligence, Inmet paid $50,000 and committed to $100,000 in exploration expenditures by June 2007. An extension on the deadline for expending $100,000 in exploration expenditures was issued by the Company to Inmet, and expended subsequent to September 30, 2007.  Upon earning the 70% interest, a joint venture will be formed with each party paying their pro-rata share of ongoing expenses.

(ii)

Las Colinas/San Antonio Project

San Antonio (formerly Las Colinas) consists of two concessions, Cirio and Emily, located in the state of Baja California Sur, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

(iii)

Texson Project

The Texson Project consists of three concessions, namely Texson Fraction 1, 2 and 3, and is located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

(iv)

Daniel Project

The Daniel Project consists of five concessions, Daniel 1, Daniel 2, Daniel 3, Daniel 4 and Daniel 7, and is located in Sonora State, Mexico.  The concessions are 100% owned by Pitalla and are in good standing.

(v)

Mel-Manuel Project

The Mel-Manuel Project consists of two non-contiguous concessions, the Mel and Manuel, located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

4.

MINERAL PROPERTIES (Continued)

(b)

continued

(vi)

Valenzuela Project

The Valenzuela Project consists of three contiguous concessions, the El Valle, San Martin and San Martin Extension, located in Sonora State, Mexico.  The concessions are 100% held by Pitalla and are in good standing.

(vii)

Cochis Project

The Cochis Project consists of a single concession, the El Toro, which was staked by the Company in July 2004 and remains in good standing.  The property is located 70 kilometres northeast of Hermosillo in Sonora State, Mexico.

(viii)

Juliana Project

On January 9, 2007, the Company signed an agreement to acquire a 100% interest in the Juliana Project located at Mulatos-La India Camp, Sonora, Mexico. The property was abandoned by the Company during the year and, accordingly, $333,846 in acquisition and exploration expenditures were written off.

(ix)

Other Projects

(a)

La Cien Project

The La Cien Project consists of a single concession, which was staked by the Company in January 2005. The concession is held 100% by Pitalla and is in good standing.

(b)

Glor Project

The Glor Project consists of a single concession, which was staked by the Company in June 2007. The concession is held 100% by Pitalla and is in good standing.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

4.

MINERAL PROPERTIES (Continued)

(b)

continued

(ix)

Other Projects - continued

(c)

El Caribe Project

The El Caribe Project consists of a single concession, which was staked by the Company in September 2007. The concession is held 100% by Pitalla and is in good standing.

(d)

La Colorada Project

La Colorada Project consists of a single concession, the LCA, which was acquired by the Company in July 2007.  The property is located in La Colorada County in Sonora State, Mexico. The title of this concession is held by Pitalla and is in good standing.

(e)

Pitalla Project

Pitalla 3 consists of one concession. The concession constitutes 95% of the total project, is held 100% by Pediment Mexico and is in good standing.

(c)

On September 29, 2005, the Company acquired 100% of the issued and outstanding shares of Pitalla, a non-reporting Mexican company, which owns or has rights to acquire various mining properties, concessions and prospects in Mexico.

In consideration of the acquisition, the Company issued 5,399,998 common shares to the vendors at a price of $0.075 per share for a total value of $405,000 pursuant to a letter of intent dated July 29, 2004. As part of a finder’s fee arrangement, 150,000 additional common shares were issued to the agents. In addition, 2,500,000 common shares may be issuable prior to December 31, 2011 if an aggregate of one million ounces of gold or gold equivalents are determined to be situated on three or fewer of the acquired properties, of which 500,000 ounces or equivalent must be in a single property.

This acquisition has been accounted for using the purchase method and the values of the assets acquired and liabilities assumed have been adjusted to reflect their fair values at the acquisition date. The purchase price has been allocated as follows:

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

4.

MINERAL PROPERTIES (Continued)

(c)

continued

Cash and cash equivalents	$9,778
Accounts receivable	15,340
Mineral interests	410,841
Due to related parties	(43,402)
Accounts payable	(202)

392,355
Issuance of common shares	(405,000)

Allocated to deficit	$(12,645)

Pitalla holds interests in mineral concessions as described in note 4(b).

(d)

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

(e)

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

5.

SHARE CAPITAL

(a)

Authorized

  Unlimited number of common shares without par value

(b)

Escrow shares

As at September 30, 2007, a total of 1,754,335 common shares were held in escrow. A total of 442,554 escrow shares will be released on January 30, 2008 and every six months thereafter.

(c)

Private placements

(i)

On January 24, 2006, the Company completed a non-brokered private placement and issued 1,713,500 units at a price of $0.64 per unit, for gross proceeds of $1,096,640. As part of a finder’s fee arrangement, 16,905 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $0.80 per share on or before January 24, 2007 (extended to March 31, 2007). Share issuance and certain closing costs of $86,337 were incurred by the Company through the private placement.

(ii)

On March 17, 2006, the Company completed a non-brokered private placement and issued 2,967,335 units at a price of $0.75 per unit, for gross proceeds of $2,225,500.  As part of a finder’s fee arrangement, 66,813 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before March 17, 2007. Share issuance and certain closing costs of $128,245 were incurred by the Company through the private placement.

(iii)

On April 25, 2006, the Company completed a non-brokered private placement and issued 811,667 units at a price of $0.75 per unit, for gross proceeds of $608,750.  As part of a finder’s fee arrangement, 58,250 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before April 25, 2007.  Share issuance and certain closing costs of $22,312 were incurred by the Company through the private placement.

(iv)

On March 30, 2007, the Company completed a non-brokered private placement and issued 1,635,002 units at a price of $0.75 per unit, for gross proceeds of $1,226,252.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $1.00 per share on or before September 30, 2008.  Share issuance and certain closing costs of $9,752 were incurred by the Company through the private placement.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

5.

SHARE CAPITAL (Continued)

(c)

Private placements - continued

(v)

On May 2, 2007, the Company completed a non-brokered private placement and issued 514,000 units at a price of $0.85 per unit, for gross proceeds of $436,900.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $1.05 per share on or before November 2, 2008 subject to a hold period until September 3, 2007. Share issuance and certain closing costs of $14,762 were incurred by the Company in respect of this placement.

(vi)

On August 21, 2007, the Company completed a non-brokered private placement and issued 4,050,000 units at a price of $1.50 per unit, for gross proceeds of $6,075,000. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $2.00 per share on or before February 21, 2009.  As part of the finder’s fee arrangement, 60,500 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each unit having the same terms as the units described above. In addition, 307,200 finder’s warrants valued at $157,318 were issued, each being exercisable to acquire one common share of the Company at a price of $2.05 per share until February 21, 2009. Cash share issuance and certain closing costs of $383,300 were incurred by the Company through the private placement.

(vii)

A total of 10,000 common shares were issued to acquire mineral property data relating to one of the Company’s mineral concessions. The fair value of these shares, based upon their market value at the time of issue, was $8,600.

(d)

Stock options

Pursuant to the policies of the TSX Venture Exchange, under the Company’s stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant.

A summary of the status of the Company’s outstanding and exercisable stock options at September 30, 2007 and 2006 and changes during the years then ended is as follows:

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

5.

SHARE CAPITAL (Continued)

(d)

Stock options - continued

	Outstanding	Exercisable	Weighted Average Exercise Price
Balance, September 30, 2005	1,075,000	1,075,000	$0.50
Exercised	(340,000)	(340,000)	$0.50
Cancelled	(75,000)	-	$0.80
Granted	2,260,000	993,750	$0.64

Balance, September 30, 2006	2,920,000	1,728,750	$0.60
Exercised	(475,000)	(475,000)	$0.57
Vested in year	-	912,500	$0.64
Forfeited	(285,000)	(217,500)	$0.58
Expired	(510,000)	(510,000)	$0.63
Granted	850,000	356,250	$0.86

Balance, September 30, 2007	2,500,000	1,795,000	$0.72

The following summarizes information about options outstanding at September 30, 2007 and 2006:

	Exercise	Number of Options
Expiry Date	Price	2007	2006

February 1, 2007	$0.80	-	75,000
February 1, 2007	$0.60	-	135,000
March 22, 2007	$0.60	-	300,000
February 1, 2008	$0.77	75,000	-
February 1, 2009	$0.80	50,000	50,000
February 9, 2009	$0.60	-	150,000
April 4, 2009	$0.85	100,000	-
February 12, 2010	$0.60	275,000	-
July 21, 2010	$0.50	195,000	265,000
July 21, 2010	$0.63	360,000	470,000
February 1, 2011	$0.60	200,000	200,000
April 25, 2011	$0.80	465,000	475,000
August 2, 2011	$0.55	380,000	800,000
February 12, 2012	$0.60	50,000	-
March 23, 2012	$0.73	75,000	-
April 27, 2012	$0.78	100,000	-
August 7, 2012	$1.50	175,000	-

		2,500,000	2,920,000

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

5.

SHARE CAPITAL (Continued)

(e)

Warrants

At September 30, 2007, the Company has outstanding warrants to purchase an aggregate 3,335,284 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2006	Issued	Exercised	Expired	Outstanding at September 30, 2007

$0.35	December 31, 2006	300,000	-	(300,000)	-	-
$0.60	March 29, 2007	1,893,221	-	(1,771,330)	(121,891)	-
$0.80	March 31, 2007	856,750	-	(721,750)	(135,000)	-
$0.91	March 17, 2007	1,517,074	-	-	(1,517,074)	-
$0.91	April 25, 2007	434,959	-	(389,834)	(45,125)	-
$1.00	September 30, 2008	-	817,501	(101,667)	-	715,834
$1.05	November 2, 2008	-	257,000	-	-	257,000
$2.00	February 21, 2009	-	2,055,250	-	-	2,055,250
$2.05	February 21, 2009	-	307,200	-	-	307,200

		5,002,004	3,436,951	(3,284,581)	(1,819,090)	3,335,284

(f)

Shares reserved for issuance

Shares

Outstanding at September 30, 2007	33,638,135
Stock options (note 5(d))	2,500,000
Warrants (note 5(e))	3,335,284

Fully diluted at September 30, 2007	39,473,419

(g)

Option compensation

(i)

The fair value of stock options granted, and which vested to directors, employees and consultants, was as follows:

	2007	2006	2005

Consultants	$97,416	$273,750	$-
Investor relations and promotion	177,794	137,075	669,725
Salaries	359,156	150,763	-

	$634,366	$561,588	$669,725

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

5.

SHARE CAPITAL (Continued)

(g)

Option compensation - continued

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005

Risk-free interest rate	3.61%	4.13%	2.97%
Expected dividend yield	-	-	-
Expected stock price volatility	60.71%	112.54%	174.28%
Expected option life in years	3.53	3.80	5.00

(ii)

The fair value of warrants attached to convertible debt in the amount of $nil  (2006 - $nil and 2005 - $170,688) has been recorded as financing costs during the year.

The fair value of stock warrants attached to convertible debt used to calculate financing costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2005

Risk-free interest rate	2.74%
Expected dividend yield	-
Expected stock price volatility	196.94%
Expected option life in years	1

(iii)

The fair value of warrants issued as finder’s fees and included in share issue costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2007

Risk-free interest rate	3.46%
Expected dividend yield	-
Expected stock price volatility	77.45%
Expected option life in years	1.5

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

6.

INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006	2005

	34.12%	34.12%	35.62%
Income tax benefit computed at average
statutory rates	$890,022	$541,581	$404,371
Permanent differences	(158,462)	(191,614)	(198,502)
Rate difference	(118,706)	-	-
Temporary differences	393,206	(40,480)	(21,623)
Unrecognized tax losses	(1,006,060)	(309,487)	(184,246)

Income tax expense	$-	$-	$-

The significant components of the Company’s future income tax assets and liabilities as at September 30, 2007 and 2006 are as follows:

	2007	2006

Future income tax assets
Non-capital losses carried forward	$2,135,230	$1,054,308
Net capital losses carried forward	813,270	813,270
Rate difference	38,110	-
Share issuance costs	201,180	-
Unused cumulative foreign exploration and
development expenditures	715,799	1,673,448
Unused cumulative Canadian exploration and
development expenditures	2,527,282	2,527,281
Equipment	490	152

	6,431,361	6,068,459
Valuation allowance	(6,431,361)	(6,068,459)

Future income taxes, net	$-	$-

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

6.

INCOME TAXES (Continued)

At September 30, 2007, the Company has non-capital losses of $6,258,000 that may be carried forward to apply against future years’ income. These losses expire as follows:

	Canada	Mexico	Total

2008	$317,000	$-	$317,000
2009	660,000	-	660,000
2010	85,000	-	85,000
2012	-	58,000	58,000
2013	-	36,000	36,000
2014	-	26,000	26,000
2015	585,000	24,000	609,000
2016	-	100,000	100,000
2017	-	1,940,000	1,940,000
2026	1,070,000	-	1,070,000
2027	1,357,000	-	1,357,000

	$4,074,000	$2,184,000	$6,258,000

The Company also has $4,767,000 of net capital losses available to apply against future capital gains in Canada. The tax benefit of the above losses has not been recorded in these financial statements as a full valuation allowance has been provided for these future tax assets.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

7.

RELATED PARTY TRANSACTIONS

(a)

The total amount of professional fees and share issue costs paid to a law firm in which a former director and officer of the Company is a partner was $24,935 (2006 - $217,263 and 2005 - $125,449).

The above transactions were incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

(b)

The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and due from/to directors.

Amounts due from directors arose as a result of advances made by the Company for travel and other expenses in respect of ongoing exploration of the Company’s properties. Amounts due to directors result from unpaid consulting fees.

(c)

Consulting fees in the amount of $236,215 (2006 - $176,352 and 2005 - $27,870) were paid/payable to directors of the Company.  In addition, reimbursement of expenses were paid to directors totalling $25,196 (2006 - $27,473 and 2005 - $20,582).

8.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006	2005
Non-cash transactions for the years ended
September 30
Share exchange of 5,399,998 common
shares for 100% of the issued and
outstanding shares of Pitalla	$-	$-	$405,000
Shares issued for mineral property data	$8,600	$-	$-

Other supplemental cash flow information:
Cash paid (received) during the year for:
Interest expense	$4,190	$-	$-
Interest income	$(186,746)	$(117,721)	$(553)

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

9.

SEGMENT DISCLOSURES

The Company operated in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico.  All current exploration activities are conducted in Mexico.  The net loss and assets identifiable with these geographic areas are as follows:

	2007	2006	2005
Net loss
Canada	$(1,822,266)	$(1,534,633)	$(1,073,953)
Mexico	(786,238)	(52,649)	(61,284)

	$(2,608,504)	$(1,587,282)	(1,135,237)

Assets
Canada	$10,126,566	$4,709,476
Mexico	3,800,454	1,134,449

	$13,927,020	$5,843,925

10.

COMMITMENTS

The Company has a commitment with respect to its premises operating lease. The minimum lease payments required under such leases are payable as follows:

2008	$42,161
2009	42,274
2010	42,274
2011	42,274
2012	28,183

$197,166

Additionally, the Company has committed to acquiring an interest in the La Colorada gold-silver mine subsequent to September 30, 2007 (note 12(d)).

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP)

(a)

Recent accounting pronouncements

(i)

SFAS 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. There is no impact on the Company’s consolidated financial statements.

(ii)

SFAS 157, Fair Value Measurements. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company’s consolidated financial statements.

(iii)

On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.  Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.  Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted.  There is no impact on the Company’s consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP) (Continued)

(a)

Recent accounting pronouncements - continued

(iv)

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – an Amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. There is no impact on the Company’s consolidated financial statements.

(v)

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin 108 (“SAB 108”). The interpretations in this bulletin express the staff’s views regarding the process of quantifying financial statement misstatements and are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. There is no impact on the Company’s consolidated financial statements.

(b)

Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures are capitalized (note 2(h)).  Under US GAAP, exploration costs are expensed as incurred.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP) (Continued)

(c)

Reconciliation of total assets, liabilities and shareholders’ equity

	2007	2006

Total assets for Canadian GAAP	$13,927,020	$5,843,925
Adjustments to US GAAP – deferred
expenditures	(2,974,250)	(618,302)

Total assets for US GAAP	$10,952,770	$5,225,623

Total liabilities for Canadian and US GAAP	$367,338	$120,188

Total equity for Canadian GAAP	13,559,682	5,723,737
Adjustments to US GAAP – deferred
expenditures	(2,974,250)	(618,302)

Total equity for US GAAP	10,585,432	5,105,435

Total equity and liabilities for US GAAP	$10,952,770	$5,225,623

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP) (Continued)

(d)

Reconciliation of loss reported in Canadian GAAP and US GAAP

	2007	2006	2005

Net loss per Canadian GAAP	$2,608,504	$1,587,282	$1,135,237
Expenditures on mineral properties, net of write offs	2,355,948	618,302	-

Net loss per US GAAP	$4,964,452	$2,205,584	$1,135,237

Net loss per share in accordance
with Canadian GAAP	$0.10	$0.08	$0.27
Total differences	0.18	0.03	0.00

Net loss per share in accordance
with US GAAP	$0.28	$0.11	$0.27

Weighted average number of
common shares outstanding	26,941,138	20,382,356	4,101,381

(e)

Comprehensive loss

	2007	2006	2005

Net loss per US GAAP	$4,964,452	$2,205,584	$1,135,237
Other comprehensive income (loss)	-	-	-

Comprehensive loss per US GAAP	$4,964,452	$2,205,584	$1,135,237

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP) (Continued)

(f)

Statements of cash flows

	2007	2006	2005

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(1,854,696)	$(1,193,487)	$(362,660)
Adjustments to net loss involving use of cash
Write off of expenditures on mineral properties	(2,457,592)	(560,928)	-

Net cash used in operating activities of continuing operations in accordance with US GAAP	(4,312,288)	(1,754,415)	(362,660)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(2,463,824)	(593,423)	-
Reclassification of expenditures on mineral properties	2,457,592	560,928	-

Net cash used in investing activities of continuing operations in accordance with US GAAP	(6,232)	(32,495)	-

Net cash flows from financing activities of continuing operations in accordance with Canadian and US GAAP	9,796,655	6,018,906	763,239

Net increase in cash and cash equivalents in accordance with Canadian and US GAAP	5,478,135	4,231,996	400,579
Cash acquired at date of acquisition (note 5(c))	-	-	9,778
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	4,644,106	412,110	1,753

Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$10,122,241	$4,644,106	$412,110

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

12.

SUBSEQUENT EVENTS

(a)

On December 3, 2007, the Company completed a non-brokered private placement and issued 5,849,300 units at a price of $3.00 per unit, for gross proceeds of $17,547,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share on or before June 3, 2009.  As part of the finder’s fee arrangement, $425,520 in cash was paid, and 101,000 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each unit having the same terms as the units described above. In addition, 261,965 finder’s warrants were issued, each exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009.

(b)

The Company granted stock options to acquire 400,000 common shares at an exercise price of $1.88 per share and stock options to acquire 840,000 common shares at an exercise price of $3.00 per share. All stock options were granted for a term of five years. Included in the stock options granted were 285,000 options to directors of the Company at $1.88 per share and 410,000 at $3.00 per share.

(c)

The Company issued a total of 1,116,756 common shares on the exercise of warrants and options for net proceeds of $1,354,240.

(d)

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property. The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1 million ($1,160,000 - paid), followed by additional payments of US$1,650,000 ($1,638,335) over the subsequent two-year period.

13.

COMPARATIVE FIGURES

Certain of the 2005 comparative figures have been reclassified to conform to the current year’s presentation.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd.; SEC File Number 000-52509

Registrant

Dated: March 28, 2008      By /s/ Gary Freeman_____________________________

                                  Gary Freeman, President/CEO/Director