Form 20-F
period 2008-09-30
Pediment Gold Corp.
filed 2009-03-31
CIK 1348909

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended September 30, 2008

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number 000-52509

Pediment Gold Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

Gary Freeman: 604-682-4418; investor@pedimentgold.com; West Pender St. #720, Vancouver, BC  V6C 1H2

(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	41,382,069

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days

	Yes [X]	No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer [ ] Accelerated filer [X ] Non-accelerated filer [ ]

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP [ ] International Financial Reporting Standards as issued by International Accounting Standards Board [ ] Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 [X]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes [ ]	No [X]

Index to Exhibits on Page 75

PEDIMENT GOLD CORP.

FORM 20-F ANNUAL REPORT

FISCAL 2008 ENDED SEPTEMBER 30, 2008

INTRODUCTION

Pediment Gold Corp. is organized under the laws of British Columbia, Canada.  In this Annual Report, the “Company”, “Pediment”, “we”, “our” and “us” refer to Pediment Gold Corp. and its subsidiaries (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Principal corporate offices are located at 789 West Pender St., #720, Vancouver, British Columbia, Canada  V6C 1H2.  Our telephone number is 604-682-4418.  Our corporate website is: www.pedimentexploration.com.

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

BUSINESS OF PEDIMENT GOLD CORP.

Pediment Gold Corp. (the “Company”) is a mineral exploration company with thirteen gold/silver/copper projects in Mexico: San Antonio Gold; La Colorada; Caborca Copper-Gold; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; Manuel/Mel Gold; Texson Gold; and Valenzuela Silver; and Nopal Gold. Its focus is to develop gold assets in Mexico, with its main focus being on the San Antonio Project in the Baja and the La Colorada project in Sonora.  The Company anticipates expending CDN$3.5 million on property acquisition/exploration during Fiscal 2009.  Refer to ITEM #4B for a more detailed discussion of the acquisition/exploration activities with respect to these interests.  Refer to ITEM #4D for a more detailed discussion of the obligations and rights with respect to these interests.

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

HMS (volcanogenic massive sulphide) deposits:  deposits of base and precious metals were formed as layers at the bottom of bodies of water from sulfur-rich material erupted during volcanic activity

Volcanic:  pertaining to the activities, structures or rock types of a volcano.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not Applicable ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2008/2007/2006 ended September 30th was derived from the consolidated financial statements of the Company that have been audited by Smythe Ratcliffe LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2005/2004 was derived from audited consolidated financial statements of the Company, not included herein.

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

The auditors conducted their audits in accordance with Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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

Table No. 1
Selected Financial Data
(CDN$, except per share data)
	Audited Fiscal 2008 Ended 9/30/2008	Audited Fiscal 2007 Ended 9/30/2007	Audited Fiscal 2006 Ended 9/30/2006	Audited Fiscal 2005 Ended 9/30/2005	Audited Fiscal 2004 Ended 9/30/2004
Canadian GAAP
Sales Revenue	Nil	Nil	Nil	Nil	Nil
Operating Income (loss)	($6,809,169)	($2,132,635)	($1,640,864)	($1,164,482)	($112,179)
Net Comprehensive Income (Loss)	($7,791,824)	($2,608,504)	($1,587,282)	($1,135,237)	17,782
Basic Income (Loss) Per Share	($0.20)	($0.10)	($0.08)	($0.27)	($0.00)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Basic Weighted Average Shares O/S	39,493,045	26,941,138	20,382,356	4,101,381	3,150,244
Period-End Shares O/S	41,382,069	33,638,135	23,609,052	16,300,282	3,150,244
Working Capital	$18,783,325	$10,144,238	$4,662,546	$308,105	($400,537)
Mineral Property Investments	$10,759,924	$3,385,091	$1,029,143	$410,841	Nil
Long-Term Obligations	Nil	Nil	Nil	Nil	Nil
Shareholders’ Equity	$29,518,448	$13,559,682	$5,733,737	$718,946	($387,937)
Total Assets	$29,782,559	$13,927,020	$5,843,925	$898,440	$17,191
US GAAP
Net Income (Loss) (1)	($12,924,935)	($4,964,452)	($2,205,584)
Net Income (Loss) Per Share	($0.33)	($0.18)	($0.11)
Mineral Property Investments	$2,652,563	$410,841	l
Shareholders’ Equity	$21,411,087	$10,585,432
Total Assets	$21,675,198	$10,952,770

(1) Cumulative Net Loss to 9/30/2008 under USGAAP was ($42,455,313).

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

Table No. 2
U.S. Dollar/Canadian Dollar
Period	Average	High	Low	Close
February 2009		1.27	1.22	1.27
January 2009		1.27	1.18	1.24
December 2008		1.30	1.20	1.22
November 2008		1.29	1.15	1.24
October 2008		1.29	1.06	1.22
September 2008		1.08	1.03	1.06
Fiscal Year Ended 9/30/2008	1.01	1.08	1.00	1.06
Fiscal Year Ended 9/30/2007	1.11	1.18	1.00	1.00
Fiscal Year Ended 9/30/2006	1.14	1.20	1.11	1.12
Fiscal Year Ended 9/30/2005	1.22	1.27	1.16	1.16
Fiscal Year Ended 9/30/2004	1.32	1.40	1.26	1.26

3.B.  Capitalization and Indebtedness

As at 9/30/2008 the Company has working capital of $18,783,325 compared to its 9/30/2007 working capital of approximately $10,144,238.  At 9/30/2008, the Company’s only long-term liability is $65,570 in future income taxes relating to its subsidiary in Mexico. The Company is able to meet its past and ongoing financial obligations at this time.

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

Pediment Gold Corp. Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company’s ability to continue as a Going Concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Pediment Gold Corp. Has No Revenues from Operations and No Ongoing Mining Operations of Any Kind.  The Chances of Pediment Gold Corp. Ever Reaching the Development Stage Are Remote.

The expenditures to be made by Pediment Gold Corp. in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and as such, the Company is exposed to a number of risks and uncertainties.  The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  Management was successful in accessing the equity markets during the period, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future.

Pediment Gold Corp. Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations.

The properties in which Pediment Gold Corp. has an interest or the concessions in which Pediment Gold Corp. has the right to earn an interest are in the exploratory stage only and are without a known body of ore.  The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  Management was successful in accessing the equity markets during the period, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future.

Pediment Gold Corp. Has No Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  The sale of securities to the public results in dilution to existing shareholders.

None of Pediment Gold Corp.’ properties have advanced to the commercial production stage and Pediment Gold Corp. has no history of earnings or positive cash flow from operations.  Pediment Gold Corp. does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to Pediment Gold Corp. has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.

Pediment Gold Corp., at 3/20/2009, had 3,052,500 share purchase options outstanding and 3,237,115 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 43,944,587 (as of 3/20/2009) to 50,234,202.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Pediment Gold Corp.’s Stockholders.

Because the success of Pediment Gold Corp. is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. At 3/20/2009, there were 3,052,500 share purchase options outstanding, which, if exercised, would result in an additional 3,052,500 common shares being issued and outstanding. This represents an increase of 7% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.  For a breakdown of dilution, refer to the risk factor entitled: “Pediment Gold Corp. Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Pediment Gold Corp. Could Be In An Amount Great Enough to Force Pediment Gold Corp. to Cease Operations.

The current and anticipated future operations of Pediment Gold Corp., including further exploration activities require permits from various Federal and regional governmental authorities in Mexico.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Refer to ITEM 4.B.8 of Form 20-F Annual Report.

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

Large increases in capital expenditures resulting from any of the above factors could force Pediment Gold Corp. to cease operations.  If that were the case, investors would lose their entire investment in the Company.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Pediment Gold Corp. and Shareholders Could Find It Difficult to Sell Their Stock.

Pediment Gold Corp.’ common shares are subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

Pediment Gold Corp. is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Pediment Gold Corp.’ business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Pediment Gold Corp.’s growth will depend, on the efforts of its Senior Management, particularly its President/CEO/Director, Gary Freeman; its VP Exploration/Director, Melvin Herdrick; its Chief Financial Officer, John Seaman; its VP Finance, Scott Kelly and its Corporate Secretary, Dayna Caouette; and its Board of Directors that also includes Chester Millar as Chairman, Leonard Harris, Larry Okada, Andre Audet, Michael Halvorson, and Chris Theodoropoulos.  Pediment Gold Corp. does not carry key-man insurance on any individuals.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against Pediment Gold Corp.  Pediment Gold Corp. is a corporation incorporated in the province of British Columbia, Canada; under the British Columbia Corporations Act.  A majority of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a "foreign private issuer”, Pediment Gold Corp. is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act Results in Shareholders Having Less Complete and Timely Data.

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

Mexico has a general system for taxing corporate income, ensuring that all of a corporation's earnings are taxed only once, in the fiscal year in which profits are obtained.  There are two federal taxes in Mexico that apply to the Company’s Mexican projects; an asset tax and a corporate income tax.  Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities.  Corporate income tax is credited against this tax. Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions.  The 2006 corporate tax rate in Mexico is 30%.  The 2007 corporate tax rate in Mexico was 29%.  The current corporate tax rate in Mexico is 28%.

Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.

The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures that may adversely affect the Company's financial position and results.  As the Company maintains its accounts in Canadian dollars, any appreciation in Mexican currency against the Canadian dollar will increase the Company’s costs of carrying out operations in Mexico.  Management has not entered into any foreign currency contracts to mitigate this risk; as such, the Company may suffer losses due to adverse foreign currency fluctuations.  The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

Pediment Gold Corp. (the “Company”) is a mineral exploration company whose main focus is on developing two gold projects in Mexico to production: San Antonio Gold (Baja California Sur) and La Colorada Gold/Silver (Sonora). In addition, Pediment also has eleven exploration projects in Sonora Mexico: Caborca Copper/Gold; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; Manuel/Mel Gold; Texson Gold; Nopal Gold; and Valenzuela Silver, Caribe and Roja.

Effective 9/29/2005, the Company completed the acquisition of Compania Minera Pitalla, S.A. de C.V. (“Pitalla”), a private Mexican company that owned the aforementioned property interests.  Compensation was the issuance of 5.4 million common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests: if more than one million ounces of gold or gold equivalent are discovered on three or fewer Pitalla projects, with at least 500,000 ounces on a single project.  The aforementioned Carborca, Cochis, Daniel, Manuel/Mel, San Antonio, Texson, and Valenzuela projects were included in the acquisition. On December 4, 2008, the Company issued the additional 2,500,000 common shares valued at $0.47 per share based on market rate pursuant to the agreement to acquire its interest in Pitalla for a total value of $1,175,000.

The Company’s mineral properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

The Company’s executive office is located at:

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

Telephone: 604-682-4418

Facsimile: 604-669-0384

E-mail: investor@pedimentgold.com

website: www.pedimentgold.com

The Company’s registered office is located at:

Bull Housser and Tupper, LLP

3000 Royal Centre, 1055 West Georgia Street

Vancouver, British Columbia, Canada  V6E 3R3

Telephone: 604-687-6575

Facsimile:  604-646-2634

The contact person is:  Dayna Caouette, Corporate Secretary.

The Company's fiscal year-end is September 30th.

The Company's common shares trade on the Toronto Stock Exchange in Canada, under the symbol ”PEZ” , on the OTC Bulletin Board in the United States under the symbol “PEZGF” and on the Frankfurt Stock Exchange under the symbol “P5E”.  The common shares also trade in Europe, on the: Stuttgart Stock Exchange, Munich Stock Exchange, Berlin Stock Exchange, Frankfurt stock Exchange, and XETRA Exchange.

The Company has an unlimited number of common shares without par value authorized.  At 12/31/2008, the end of the Company's most recent fiscal period, there were 43,822,069 common shares issued/outstanding; at 3/20/2009 there were 43,944,587 common shares issued/outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

The Company was incorporated pursuant to the laws of the Province of British Columbia on 12/23/1983 under the name “Magna Ventures Ltd.”.  On 8/9/1990, the Company's name was changed to “Consolidated Magna Ventures Ltd.”.  On 1/10/2002, the Company's name was changed to “Skinny Technologies Inc.”.  Effective 1/5/2005, the Company agreed to the sale of it’s subsidiary, PODbook.com Ltd. to Daniel C. Walters, a former President of the Company.  Effective 9/10/2005, the Company changed its name to Pediment Exploration Ltd.  Effective 2/26/2009, the Company changed its name to Pediment Gold Corp.

Stock Consolidation

The Company effected a 1:15 stock consolidation on 9/21/2004.  All references to the number of shares and per share numbers have been reflected on a post-consolidation basis unless otherwise indicated.

Plan Of Operations

Source of Funds for Fiscal 2009 Ending 9/30/2009

The Company’s primary source of funds since incorporation has been through the issuance of equity and borrowing.  Currently the Company does not have operating revenues, and the Company anticipates generating no revenue during Fiscal 2009.  As of 9/30/2008 and 12/31/2008, respectively, the Company had working capital of $18.8 million and $16.9 million.  As of 3/20/2009, 3,052,500 outstanding stock options with an average exercise price of $0.94 if exercised, would raise an additional $3,045,575. As of 3/20/2009, 3,237,115 outstanding share purchase warrants with an average exercise price of $3.75 if exercised, would raise an additional $12,152,279. There is no guarantee that the warrants or the options will be exercised.  The Company has had discussions with third parties about additional equity offerings; but the talks as of 3/20/2009 were preliminary.  Management believes that the cash the Company currently has on hand is sufficient to fund its planned expenditures and commitments through the end of Fiscal 2009 and Fiscal 2010.  As the Company chooses to proceed on additional exploration and development programs on its mineral projects, it probably will need to raise additional funds for those expenditures.

Use of Funds for Fiscal 2009 Ending 9/30/2009

During Fiscal 2009, the Company estimates that it might expend approximately $1 million on general/administrative and investor relations’ expenses.  During Fiscal 2009, the Company estimates that it might expend about $3.5 million on property acquisition and property exploration expenses.

Anticipated Changes to Facilities/Employees

The Company has limited plans to add additional personnel: receptionist/administrator, investor relations, in-house accounting in Vancouver, BC; and land staff in Mexico.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B.  BUSINESS OVERVIEW

Pediment Gold Corp. (the “Company”) is a mineral exploration company whose main focus is on developing two gold projects in Mexico to production: San Antonio Gold (Baja California Sur) and La Colorada Gold/Silver (Sonora). In addition, Pediment also has eleven exploration projects in Sonora Mexico: Cabora Copper/Gold; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; Manuel/Mel Gold; Texson Gold; Nopal Gold; and Valenzuela Silver, Caribe and Roja.

Effective 9/29/2005, the Company completed the acquisition of Compania Minera Pitalla, S.A. de C.V. (“Pitalla”), a private Mexican company that owned the aforementioned property interests.  Compensation was the issuance of 5.4 million common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests: if more than one million ounces of gold or gold equivalent are discovered on three or fewer Pitalla projects, with at least 500,000 ounces on a single project.  The aforementioned Carborca, Cochis, Daniel, Manuel/Mel, San Antonio, Texson, and Valenzuela projects were included in the acquisition. On December 4, 2008, the Company issued the additional 2,500,000 common shares valued at $0.47 per share based on market rate pursuant to the agreement to acquire its interest in Pitalla for a total value of $1,175,000.

The Company’s exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore; with the exception of the La Colorada project which is a past-producing gold-silver mine and needs re-evaluation of its mineral resources and further exploration; as well as the San Antonio project which has a 43-101 mineral resource calculation for the Los Planes-Las Colinas areas.

The Company holds twelve fully-owned projects and has one option contract for 3 mining concessions in the La Colorada area.

In addition, reconnaissance work remains active to assess and acquire more mineral concessions in the region or elsewhere in Mexico.  The primary focus of this work has been gold and silver targets with an emphasis on the still evolving "orogenic" deposit model.  Orogenic gold deposits are a recently recognized grouping or deposit model type resulting from deposition of gold and/or silver into amenable host rocks by fluids streaming from areas of intrusive activity.  This is an important new class, as it includes many of the world's largest gold deposits.

In the Baja California Sur, the San Antonio gold district hosts a number of gold deposits.  The Company's San Antonio Gold Project is located east-southeast of La Paz beyond the northern termination of a series of mountain ranges.

In Sonora, Pediment's decision to acquire the La Colorada Gold-Silver mine project was based on developing a modified geological model for the formation of the vein and stockwork deposits.  La Colorada was until recently Sonora's largest historic gold producing mine.

The Mojave-Sonora Megashear gold-silver belt (MSM) hosts several significant producing mines owned by other companies.  Pediment holds eight prospective projects in the MSM trend which are targeted for the exploration of bulk tonnage gold mineralization: the Daniel, Manuel/Mel, Cochis, Glor, La Cien gold targets, Nopal, Texson silver-gold and the Caborca copper-gold target.

The Mega-Shear trend (or Belt) is a fold-thrust belt deforming Mesozoic aged volcanic and sedimentary rocks and Precambrian gneiss and granite.  Gold and/or silver mineralization is localized where metal bearing fluids channeled by low-angle shear zones intersect high-angle structures.  Other companies already have producing gold mines in this belt.

The Sierra Madre Occidental gold-silver belt in the Mulatos district has seen recent discoveries and hosts a producing gold mine.  Large resources of stratabound, high-sulfidation gold mineralization are being developed by two other mining companies.  The Company's Valenzuela property is located in this highly prolific belt.

The Company´s exploration model is applying the latest techniques to seek blind deposits and extend known mineralization to depth and laterally under pediment cover in promising areas that have seen no modern exploration.  The Company's concessions are generating drill targets in areas that have never been explored below surface.  The corporate goal is to have multiple projects advancing with new targets constantly in the pipeline to ensure Pediment's investors always have a multiple chances for success.

The Company's exploration programs are conducted under the direction of expert geologist Melvin Herdrick, MSc (Registered Professional, Washington State), who is a qualified person within the definition of National Instrument 43-101; and, except where otherwise noted, is the person responsible for the technical disclosure in this document relating to the Company’s Mexican properties.

Mexican Mining Law

Only Mexican Nationals or Mexican incorporated companies may hold concessions, although there are no restrictions on foreign ownership of such companies.  Concessions are acquired by locating and erecting a principal monument and having the concession located by an official surveyor.  All concessions must be registered with the Public Registry of Mining.  The General Direction of Mines grants mining concessions for periods of 50 years so long as work is performed on the ground, assessment reports are filed in May and the taxes, based on the area and age of the concession, are paid in advance in January and July of each year. The Mining Concession can be renewed for another 50-year period.  Properties less than 1,000 hectares in size do not require annual work commitments. The surface rights are owned either by private persons or ejidos.  Compensation on a yearly basis is usually required to carry out any extensive work programs and the landholders must also be compensated should the land be required for development.

The environmental standards for an exploration including a drill program are addressed in NORMA Oficial Mexicana law, NOM-120-SEMARNAT-1997 as Modified on May 6, 2004.  This law established specifications of environmental protection in mineral exploration programs that must be complied with in Mexico.  The Company meets or exceeds the requirements stated by this environmental protection law.

Exploration Efforts

The Company’s primary focus for exploration had been the San Antonio, Daniel, Caborca properties; however, La Colorada also became important. Pediment will now focus more on developing and exploring the San Antonio and La Colorada projects.

Exploration Expenditures	Fiscal 2007	Fiscal 2008	Estimated Fiscal 2009
San Antonio Gold Project	$1,606,163	$6,106,222	$2,000,000
La Colorada	n/a	$2,714,963	$500,000
Daniel Gold Project	$463,375	$357,169	$0.00
Caborca Copper/Gold Project	$153,221	$124,229	$0.00
Other Projects	$467,035	$171,803	$0.00
TOTAL	$2,689,794	$9,474,386	$2,500,000

La Colorada Gold-Silver Project

Location and District Background

The La Colorada project is located by the town of La Colorada in the State of Sonora, approximately 40 kilometres east-southeast of the capital city of Hermosillo. The mine had been in operation since the 18th century by underground methods and in the mid- to late-nineties Eldorado began operations by open-pit mining and heap leaching. Eldorado left La Colorada in year 2000 and mining continued until 2002 by Exploraciones La Colorada, who was the owner previous to Pediment.

Land position

Pediment now controls a total of 34 mining concessions covering 18,510,653 hectares. Five of the concessions were directly staked by Pediment between 2007 and 2008 and the rest were either purchased or options from various parties.

In October 2007, the Company signed an option agreement to acquire the La Colorada Gold-Silver Project for US$1.1 million and a commitment to pay an additional US$1.65 million over the next two years. On December 1st, 2008, the company reached an agreement to adjust the original option to purchase certain holdings in the La Colorada project, in order to both reduce the cash cost to the Company and to accelerate the acquisition. The subject holdings encompass the past-producing, open-pit and underground workings of the Gran Central, La Colorada and Intermediate zone deposits, portions of the workings of the El Creston deposits, along-trend exploration ground, and surface holdings that contain plant and office complexes built during open-pit mining at the site from 1993-2002. Under the revised agreement, Pediment made one further payment of US$825,000 cash, assigned certain production royalties, and allowed the vendor the right to bid on a competitive basis for contracts to conduct open-pit mining at La Colorada should the Company choose to re-develop the project on that basis. The royalties are Net Smelter Return (NSR) on material from the subject holdings, of 3% if open pit mined, or of 2% if underground mined. The 2% NSR on underground production can be purchased by Pediment at any time for US$300,000. The vendors are working on securing an adjacent concession which the Company has agreed to purchase for 300,000 shares.

In addition, the company has also completed other key transactions in order to consolidate its land position at the La Colorada mine.

In August 2008, Pediment purchased six mineral concessions from the Peñoles group for a total consideration of approximately US$100,000.00.  These concessions cover 218 hectares and include part of the El Creston pit and adjacent ground, as well as additional exploration potential west of the pit. As part of this transaction, Pediment sold to Peñoles three of its concessions totaling approximately 1,521 hectares that make up the southern portion of its Texson exploration project in western Sonora for a total consideration of about US$2,000.

On February 2008, Pediment obtained from Minera Recami, an option to acquire three additional mineral concessions totaling 852 hectares for a total price of $800,000.00. The three additional concessions cover part of the Creston pit and possible vein extension.

With the above concessions acquired by staking or acquisition, Pediment now owns or controls 100% of all areas of historic open-pit mining and all known areas of historic underground production from the La Colorada gold-silver camp, plus owns or holds options to acquire adjacent areas of exploration potential. By completing this revised agreement the Company gains, in addition to a lower cash outlay, a greater flexibility in dealing with the various scenarios that might allow the redevelopment of the project.

Data Review and Potential for La Colorada

In addition, during the past months, Pediment has recompiled data archives and pertinent production data into electronic databases with all available information merged with newly generated data. Data relevant to both open-pit potential and high-grade underground resources are being reviewed. Pediment is currently undertaking studies leading to environmental impact permitting and reactivation potential of existing surface workings. Pediment is also preparing the La Colorada project for a second and more extensive program of work. Details of this program are being finalized and will be announced.

Review of Underground Potential

Pediment is also reviewing several historic calculations made for prior operator Eldorado Gold Corp. of high-grade vein mineralization below the La Colorada and Gran Central open pits, using the results from drilling conducted primarily to assess the project's open pit potential. The Company considers these historic calculations relevant to its own exploration planning. However, the Company cautions that these calculations were completed prior to establishment of NI 43-101 guidelines for resource estimation. Consequently, these historic results have not been categorized mineral resources or mineral reserves in accordance with NI 43-101. The Company believes these resources listed below would be categorized as "inferred" under current guidelines however, a "Qualified Person" as defined by NI43-101 has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon. The Company further cautions that though these historical calculations deal with different aspects of the high-grade potential, they may in part overlap with areas that had also been included in open pit resource historical calculations made prior to the cessation of pit mining. These historic calculations should not be considered in aggregate as material representations of current resource potential.

In 1997 the following historical estimate was completed by Duncan McBean for Eldorado using an 8 g/t cut-off grade, for the veins in sections directly below the "restricted pit limit" of La Colorada and Gran Central pits:

  La Colorada (LC) Vein - 140,400 tons @ 19.98 g/t Au, for 90,178 gold ounces.

  La Colorada Vein Possible - 213,400 tons @ 24.27 g/t Au, for 168,313 gold ounces

  Gran Central-LC Vein Zones - 72,913 tons @ 13.05 g/t Au, for 30,595 gold ounces

  Gran Central Extension - 30,750 tons @ 76.19 g/t Au, for 75,323 gold ounces.

The La Colorada and Gran Central veins had been partially mined during the 1874-1912 period of high-grade underground mining. The above historic calculations included were vein intersections from the La Colorada and Gran Central veins and between, but without regard to evidence of previous mining. In 1998, an internal scoping study coupled with additional historic resource calculations was completed by Eldorado assisted by MRDI Consulting that separated intersections which had no evidence of underground workings (un-mined) from those with evidence of workings (mined). Intersections located between the two main veins are referred to as "intermediate veins" and have no history of underground mining.

These historic calculations did not include the results of silver assaying. The Company considers silver also a potentially important by-product metal and will evaluate it in its on-going programs. The data review also suggests there is untested high-grade potential in down-dip and on-trend extensions of the historic calculations, and that there may be further potential in both fault displaced portions of these same structures, and in other similar structures within its holdings. From this and newly developed data we are developing a mineralization model. Historic data also has records of numerous fluid inclusion samples that indicate epithermal boiling zone is present in the mineralization.

No estimate of high-grade potential has been located for the El Creston veins within the recently acquired concessions. Records indicate that the bulk of pre-1912 underground vein mining was done in the Creston and Gran Central mine area. Historic estimates of near surface bulk material and potential can be found in Pediment's news release dated October 22, 2007.

Munro Legal in Sonora Mexico conducted an initial environmental evaluation of the La Colorada mine site and took water, soil and air samples to begin a baseline study.

San Antonio Gold Project

The San Antonio Project (formerly Baja California Sur) is located on the Baja Peninsula, adjacent to the historic mining town of San Antonio and 40 kilometers southeast from the port city of La Paz.  The 100%-owned project consists of 15 concessions and covers 114,480 acres and about nine miles of favorable geological trend.  In the late 1990s Echo Bay Minerals located and partly tested the Colinas gold resource that is contained by the Company's staked ground.

585,000 mE
590,000 mE
595,000 mE
600,000 mE
605,000 mE
610,000 mE
615,000 mE
2,655,000 mN
2,650,000 mN
2,645,000 mN
2,640,000 mN
2,635,000 mN
2,630,000 mN
2,625,000 mN
2,620,000 mN
2,615,000 mN
Trini Fraccion I
Triunfo Oeste Fracc. 1
PEZ Cirio
LOS PLANES
LAS COLINAS
El Triunfo Ampliacion
Emily
Triunfo Este Fracc. 2
Red. El Triunfo Uno Fraccion 1
Red. El Triunfo Uno Fraccion 2
Cirio
Trini Fraccion I
Triunfo Oeste Fracc. 2
Triunfo Este Fracc. 1
Trini Fraccion II
Trini Fraccion III
Cirio
El Triunfo Gold-Silver-Lead trend
PEDIMENT EXPLORATION
MAP OF MINING CONCESSIONS
SAN ANTONIO PROJECT
Valle Perdido
Trini Fraccion I
San Antonio Gold trend

District Background

There has been mining from two separate deposit types in the region.  Vein mining of silver-base metals deposits has taken place along a northeast-southwest trend, and more limited load gold mining along a separate and younger north-south trend.  The northerly extensions of these two mineralized trends are projected to intersect in a flat-lying, pediment-covered area within the Company's holdings.  This setting is a prime target for discovery of new deposits.

The Company's primary exploration model is focused on locating bulk tonnage grade gold deposits that could be mined by open pit.  During the late 1990s work by Echo Bay outlined the Paredones Amarillos deposit (owned by a third party) on the southern end of the known trend that has measured and indicated resources, and the Los Planes resource on the northern end of the known trend.  These zones are analogous to the gold mines of the Mojave-Sonora Megashear that include the gold deposits at Mesquite in California and at La Herradura in northwest Sonora.

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

San Antonio Project

The San Antonio project contains Mesozoic aged quartz-diorite and gabbro bodies intruding older metamorphic rocks.  The Mesozoic intrusives include "peraluminous" bodies that are typically associated with gold bearing fluids generation. Low angle fault complexes, that may include zones of cataclasite and mylonite, are a locus for gold deposition.  The Company has been actively exploring the project since 2007 with a program that includes surface sampling of soil and rock; reverse-circulation (RC) and diamond drilling and Induced Polarization (IP) geophysics.

IP Geophysics

Early Geophysical Induced-Polarization work at the San Antonio Project was performed for Pediment in 2007 by Durango Geophysics (DURANGO), based in Durango, CO. The IP program focused mostly on measuring east-west oriented lines in the northern portion of the current Los Planes mineralized body. IP was considered a useful tool in San Antonio for locating potentially mineralized areas because the mineralization at Las Colinas is related to the presence of sulphides, which show a strong chargeability response. The 2007 IP survey by DURANGO showed that chargeability anomalies continued in the pediment-covered area north of Las Colinas into Los Planes.  The survey also showed a decrease in chargeability to the northeast, which was later explained by the discovery of a deep zone of oxidation at Los Planes, extending as much as 100 metres vertically from surface. Additionaly, the geophysical work completed during 2007 by DURANGO shows thst the Los Planes zone can be traced in the IP data a distance of 600 metres further north from Line 2639800N. Pediment´s drill grid extends 400 metres north from this line and gold mineralization is still found in the north end of the grid.

Additionally, DURANGO also ran some east-west lines west of the Los Planes zone, in what is now known as the Fandango and La Virgen areas. These zones were characterized by high-chargeability anomalies and became interesting drill targets.

Las Colinas Resource

This resource is located in Pediment's southern portion of the Cirio concession and was outlined by Echo Bay (now Kinross Gold) in 1996-1997 during a 31-hole reverse circulation drill program.  RC and diamond drill testing by Pediment during 2007 and 2008 has confirmed the location of the Las Colinas mineralized zone and has updated the resource produced by Echo Bay.  The Las Colinas mineralization is hosted within shallow lying fault zones containing disseminated and veinlet sulphide minerals.  The deposit can reach 20-40 meters in thickness and is concentrated where high angle faults have cut the lower angle fault zones. Additional to the 4,576 metres drilled previously by Echo Bay, Pediment drilled 3,834 metres at the Las Colinas resource between the years of 2007 and 2008. Of that total, 1,436 metres were diamond holes and the rest were drilled by reverse circulation methods.

Los Planes Resource

Drill testing by Echo Bay between 1995 and 1997 not only outlined the Las Colinas resource, but also intersected three significant intervals within a broad pattern of testing in an area north of Las Colinas. Pediment later named the zone Los Planes, after the nearby town of Los Planes to the north, and continued to drill the zone discovered by Echo Bay.

Pediment drilled a total of 15,928 metres during 2007 and 15,476 metres during 2008, for a current total of 31,404.00 metres drilled. Most of the drilling was done by reverse circulation methods, totaling 28,760.00 metres (152 holes). Diamond drilling at Los Planes completed 2,644.00 metres (16 holes). Table 1 shows a chronological relation of all drilling done at the San Antonio project within Pediment Exploration’s Cirio concession. The table includes a relation of drilling from Echo Bay’s exploration programs.

		RC holes		Diamond holes
	Drilling by	Number of holes	Metres	Number of holes	Metres
1995
La Colpa	Echo Bay	2	310.00

1996
La Colpa	Echo Bay	2	397.50
Las Colinas	Echo Bay	15	2,770.50

1997
La Colpa	Echo Bay	1	150.00
Las Colinas	Echo Bay	2	414.00
Los Planes	Echo Bay	6	1,599.00
Intermediate (Colinas-Planes)	Echo Bay	2	430.50

Subtotal Echo Bay		31	6,185.50

2007
La Colpa	Pediment			9	476.00
Las Colinas	Pediment			5	823.00
Los Planes	Pediment	75	14,981.00	6	947.00
Fandango-La Virgen	Pediment

2008
La Colpa	Pediment	9	950.00
Las Colinas	Pediment	2	306.00	7	613.00
Los Planes	Pediment	77	13,779.00	10	1,697.00
Intermediate (Colinas-Planes)	Pediment	5	985.00
Fandango-La Virgen	Pediment			6	1,371.00

Subtotal Pediment		168	31,001.00	43	5,928.00

Total Echo Bay + Pediment		199	37,186.00	43	5928.00

After the fiscal year ended September 30, 2007, the drill program at the San Antonio project continued to progress. The majority of the Company’s efforts were focused on drill testing the Los Planes zone by reverse circulation methods. In December 2007, a diamond drill rig was added to the program, with the objective of drilling twin and infill holes at Los Planes and drill testing the Fandango zone which was based on a strong chargeability I.P. response.

In addition to Las Colinas and Los Planes, other targets drilled at San Antonio included:

•

950 metres of reverse-circulation and 476 metres of core drilling at La Colpa (west of Las Colinas)

•

984 metres of reverse-circulation drilling between Las Colinas and Los Planes (intermediate zone), and

•

1,371 metres of diamond drilling at the Fandango-La Virgen areas

2008 Resource calculation for Los Planes-Las Colinas

The Company completed an NI 43-101 compliant report for the Los Planes-Las Colinas, which was filed on SEDAR July, 15 2008. The following highlights are extracted from the report.

The current National Instrument 43-101 compliant Mineral Resource Estimates for the Los Planes (“Planes”) and Las Colinas (“Colinas”) zones on Pediment’s San Antonio project were completed by Dave Laudrum of Ashloo Consultants Ltd., under contract to Derry Michener Booth and Wahl Consultants (DMBW), using GEMS Software Version 6.1.3, from Gemcom Software International. The resource is reported based on cut-off grades and economic considerations provided by Ian S. Thompson of DMBW in Section 18.0 of this report.

Based on the parameters described in this report, DMBW has estimated an Inferred Mineral Resource, as at December 31, 2007, for the Los Planes deposit of 30.58 million tonnes at an average grade of 1.32 g/t Au, using a 0.4 g/t Au cut-off grade. In addition DMBW has estimated an Inferred Mineral Resource for the Las Colinas deposit of 5.62 million tonnes at an average grade of 0.83 g/t Au, using a 0.4 g/t Au cut-off grade.

1.

It cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Resource as a result of continued exploration.

2.

Mineral Resources which are not mineral reserves do not have demonstrated economic viability.

3.

Numbers may not add up, due to rounding.

4.

Oxidized’ refers here to rock affected by oxidation including weak-moderate-strong intensities.

At the current level of drilling there are well defined geological and grade domains at both deposit areas. These domains show good vertical and lateral continuity and were used as hard boundaries when interpolating grades into the block models. For Planes high-grade assays were capped at 30 g/t Au, although this capping level only affected 4 assay samples. No high-grade assay capping was applied at Colinas where the highest assay returned from the zone was 5.71 g/t Au. Density values of 2.7 for sulphide mineralization and 2.6 for oxide mineralization were used for both Planes and Colinas. Grades were interpolated by Ordinary Kriging. Search Ellipse and variogram ranges used were 65 m (along strike) x 65 m (down dip) x 25 m (across strike/dip).

The resource calculation study was done with all assay data available up to Pediment’s hole PLRC07-75 and also using previous drill results obtained by Echo Bay in the nineties; however no prior trench results were used as were used by Echo Bay studies at the time. Pediment has now completed an additional 16,699 metres of drilling at San Antonio after the data used for the 43-101 report and therefore the resource is planned to be updated.

Metallurgical testing

Bottle roll tests were completed for Los Planes material, including mineralized rock from the oxide, mixed and sulphide zones. Samples were of unprocessed RC drill cuttings of up to 3/8 inch size. These tests were performed by SGS labs in Durango, Mexico and results were positive with recoveries of up to 88.63% in oxide after a 96-hour test. Sulphide material also had significant recoveries with up to 73.61% recovery after 96 hours.

Currently Pediment is using Metcon Research in Tucson, AZ who is testing bulk samples of oxide, mixed and sulphide core material from the Los Planes zone in long-term column leach tests.

Land position

Subsequent to June 30, 2008 (July 3, 2008), the Company acquired a new group of adjacent concessions in the San Antonio district.  The Company won the concessions by making a bid of MXN $12,615,000.00 pesos ($1,241,568 CDN – Paid) to the Mexican Geological Survey and committing to a variable 1 to 3% net smelter royalty; payable to the Mexican Geological Survey. The package is called El Triunfo-Valle Perdido and is composed of 3 mining concessions covering 6,579 hectares. The El Triunfo-Valle Perdido package was part of the Mexican natural mineral reserve and covers a northeast trending mineralized system containing gold, silver, lead and zinc.

Triunfo and Valle Perdido areas of the Triunfo land package have old workings and a data base of sampling with some drill information.  Veins present range from 3 to 7 parallel veins that were worked as underground mines with combination of gold-silver values with lead and zinc.  Historic grades of reported resources in the government listing are stated at about 3 grams gold and 350-700 grams silver.  The historic vein resource was reported by the Mexican Geological Survey as follows: 950,547 tonnes distributed as follows:

Humboldt-Espinocena	56,613 tons	3.0 g Au	273 g Ag
Hormiguero-La Solidad	721,934 tons	3.3 g Au	436 g Ag
Dumps measured	547,000 tons	.86 g Au	126 g Ag
Lomboyal	172,000 tons	2.8 g Au	20 g Ag

Total 112,676 oz Au, 12,944,710 oz. Ag  In addition the combined lead zinc is about 4-5 percent.

Current Work and Future Exploration

The company’s exploration success at Los Planes is now being followed up by focusing on obtaining an updated resource of the Los Planes zone and on beginning the necessary engineering and permitting work to advance the project to a production stage. In addition Pediment plans to further refine the central Los Planes zone by completing an infill drilling grid with 12.5 metre spacing.

The Company still has numerous exploration targets, of which the most important is the northeast-southwest El Triunfo gold-silver-lead-zinc trend which is located within the concessions recently acquired from the Mexican Geological Survey.

Daniel Gold Project

Project Update

The Daniel project is located in northwest Sonora State, 40 kilometers northwest of Caborca and 15 kilometers south of Tajitos which is connected to Caborca by State Highway 2. Access to most of the concession area is good. The project is composed of 8 mining concessions covering 14,088.00 hectares. All concessions are continuous, except for the Ely concession (644.39 hectares) which is located about 5 kilometres north-northwest, on-trend of the main cluster of concessions. The main cluster of concessions includes the concessions Daniel Fracc. I and Daniel Fracc. II, which were added in 2008 to the north and west of the original holdings area to cover trend extensions from the Morita zone.  This new concession extends Pediment's project area to the boundary of the Noche Buena gold deposit area which is currently being assessed by Seabridge Gold and Grupo Penoles.

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

Exploration Update

Geological mapping and trench sampling at Daniel done from late 2006 through 2007 established a trend of approximately four-kilometer length in which gold is associated with quartz-carbonate vein and stockwork zones. Further to identifying targets within the trend, Pediment followed up with an RC drill program totaling 4,934 meters of drilling in early 2008. The final drilling resulted in numerous short intervals with gold mineralization, but not mineable grades or widths.  The project area is a small part of the larger concession area, and possible joint ventures or additional reconnaissance work may be done in the future. No further work has been conducted at the Daniel project since February 2008.

Caborca Copper Project

On November 30, 2006, the Company signed an agreement with Inmet Mining Corp. allowing Inmet to explore for copper gold porphyry deposits on Pediment’s Caborca project. The agreement allowed Pediment to continue to focus work and financial expenditures on gold dominated project acquisition and development of its extensive gold and silver holdings while Inmet funded exploration for porphyry-type mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. The best intercept of drilling was drillhole LB-04 with 16.0 metres of 2.46 grams per tonne gold and 1.04 percent copper.

From July 30 to October 2007, exploration work was carried out within the Inmet joint venture Project, including a induced-polarization geophysical and a diamond-drill program. The objective of this work was to further refine geophysical targets in the valley area, create drill targets and evaluate them. However, since testing of these targets was unsuccessful in locating porphyry copper-gold mineralization, plans are being made to reduce or eliminate the large concession of the joint venture.

Texson Gold Project

The Texson Property in Sonora Mexico is composed of two concessions totaling 2,615 hectares and is located in a silver-enriched portion of the Mojave-Sonora Megashear.  Texson is located 40 kilometers southwest of highway electrical main and rail access at Trincheras, and 100 kilometers south of the region's supply base at Caborca.  Gravel roads from Trincheras that access the district's placer and hardrock gold operations also traverse the Texson Property.  The district is one of Mexico's most important historic placer gold producers, but has no recorded history of silver output or exploration.  Old workings expose gold-silver bearing quartz veins at the southern end of the target area and silver bearing workings at its north end. There is no history of drill testing within the Texson Project.

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

Land position update

The project was formerly composed of 4 concessions covering 7,038.00 hectares; however Pediment sold the southern portion of the Texson concessions to Grupo Peñoles. The portion sold to Peñoles included the Texson Fracc. 1 Sur concession (which was derived from a division of the Texson Fracc. 1 concession), Texson Fracc. 2 and Texson Fracc. 3. Pediment still controls the northern end of the Texson project.

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

Exploration update

No further exploration work has been conducted in the Texson project since 2007.

Fiscal 2007 Exploration Details

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

At 9/30/2008, $18,416,369 and $11,366,190, respectively, of its assets were located in Canada and Mexico.

At 9/30/2007, $10,126,566 and $ 3,800,454, respectively, of its assets were located in Canada and Mexico.

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

Pediment Gold Corp. (the “Company”) is a mineral exploration company.  Its main focus is on exploring thirteen gold/silver/copper projects in Mexico: Carborca Copper; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; La Colorada Gold-Silver; Manuel/Mel Gold; San Antonio Gold; Texson Gold; Valenzuela Silver; Roja; Nopal: and Caribe.

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

La Colorada Project

Optioned Gold-Silver Exploration Property

Sonora, Mexico

Acquisition Details

On October 22, 2007, the Company acquired the La Colorada Gold-Silver Project in Sonora, Mexico, for US$1.1 million and a commitment to pay an additional US$1.65 million over the next two years.

On November 26, 2008, the Company amended the original option agreement dated October 22, 2007 and entered into a revised purchase agreement and option to purchase agreement in to the La Colorada project.

Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession agreed to under the original option agreement by making one further payment of US$825,000 (paid), for a total purchase price of US$1.925 million, and granted a net smelter return royalty of 3% if open-pit mined or of 2% if underground mined.  The 2% net smelter return royalty on underground production can be purchased by the Company at any time for US$300,000 ($367,380).

The option to purchase agreement grants the Company the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009 at a deemed price of $0.50 per share.

On February 12, 2008, the Company entered into an option agreement whereby they acquired the right to purchase three additional mineral concessions totalling 852 hectares for a total price of US$800,000 ($102,491 paid).  The remaining US$700,000 is due as follows:

US$100,000 – February 12, 2009

US$100,000 – February 12, 2010

US$160,000 – February 12, 2011

US$160,000 – February 12, 2012

US$180,000 – February 12, 2013

On August 14, 2008, the Company acquired six mineral concessions totalling 218 hectares for $109,688 (paid).

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for fiscal years ended 9/30/2008, 9/30/2007, and 9/30/2006 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

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

To fund corporate expenses and the above efforts, the Company has issued equity in numerous public/private placements of equity, stock-for-property arrangements, stock-for-debt arrangements, bridge loans, and the exercise of stock options/warrants.  At 9/30/2008, the Company had $18.8 million in working capital; the Company believes it has sufficient funds to undertake its planned operations and exploration projects at least through Fiscal 2009 and Fiscal 2010.

Financing Time Line

Refer to ITEM #10.A.6

The Company relied upon the exemption from registration in the United States provided by Regulation S for the following equity offerings:

Effective 1/23/2006, a non-brokered private placement of 1,713,500 units at $0.64 per unit was completed for gross proceeds of $1,096,640.  Each unit consisted of one common share and one-half of a share purchase warrant.  One whole warrant entitled the holder to acquire an additional common share exercisable at $0.80 per share until 1/24/2007 (extended to March 31, 2007).  A finder’s fee consisting of 16,905 units and $65,945 cash was paid to a third party.

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

Effective 8/21/2007, the Company completed a private placement of 4,000,000 units (the "Units") for gross proceeds of $6,000,000.  The private placement was oversubscribed by 50,000 Units for additional gross proceeds to the Company of $75,000.  Each Unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase one common share at a price of $2.00 per share until 2/21/2009.  In connection with the private placement, the Company paid PI Financial Corp. and Haywood Securities Inc. an aggregate of $325,050 and issued 60,500 Units (at a price of $1.50 per Unit) and 307,200 finder-warrants.  Each finder warrant were exercisable to acquire one common share at a price of $2.05 per share until 2/21/2009 and each Unit having the same terms as the Units described above.

Effective 12/3/2007, the Company completed a private placement of 5,849,300 units (the “Units”) for gross proceeds of $17,547,900.  Each unit consisted of one common share in the capital of the Company and one-half of one share purchase warrant with each whole warrant entitling the holder to purchase one additional common share in the capital of the company at a price of $3.75 per share until 6/3/2009.  In connection with the private placement, the Company paid to six registered dealers as finder’s fees an aggregate of $425,520 and issued 101,000 Units (at a deemed issue price of $3.00 per unit) and 261,965 finders’ warrants.  Each finders’ warrant is exercisable to acquire one common share of the Company at a price of $3.80 per share until 6/3/2009, and each Unit has the same terms as the Units described above.  All securities issued under the Private Placement were subject to a four-month hold period and were not tradable in Canada until 4/4/2008.

Fiscal 2008 Ended September 30, 2008 vs. Fiscal 2007

Operating expenses increased to $6,809,169 from $2,132,635. The increase is due to a $3,697,199 increase in stock-based compensation which increased from $634,366 in 2007 to $4,331,565 in 2008.  Consulting fees increased in 2008 as the Company increase the level of consultants retained in order to advance the Company’s development. Legal and audit fees increased as the Company incurred additional legal expenses due to the La Colorada acquisition and the additional concessions surrounding the San Antonio project and developing and testing its internal controls in order to meet the requirements under the Sarbanes-Oxley Act.

Other Income (Expenses) increased to ($917,085) compared to ($475,869).  The increase from prior year is due to the write-off of certain mineral properties in the amount of $2,099,553 (2007-333,846).  With the exception of the San Antonio and La Colorada projects, the company wrote down its’ mineral properties to $1.

Investment and other income are a function of the Company’s cash and cash equivalents and short-term investments balances.  The Company completed a CAD $17.5 million private placement during the current year, which resulted in investment and other income to increase to $679,442 (2007-187,156).

During the year, the Company recorded a $503,026 foreign exchange gain.  Significant foreign exchange gains/(losses) arise as a result of the Company incurring the majority of expenditures in US dollars and in the Mexican Peso.  The foreign exchange gain that was recorded during the year ended September 30, 2008 was a result of the Company advancing funds totaling CDN $10,777,441 to its Mexican subsidiaries, which was subsequently used to settle the Company’s liabilities that were incurred in both US dollars and Mexican Peso’s.

Net Loss for Fiscal 2008 was ($7,791,824) or ($0.20) per share.  Net Loss for Fiscal 2007 was ($2,608,504) or ($0.10) per share.

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

Liquidity and Capital Resources

At 9/30/2008, the Company had working capital of $18,783,325 compared to its 9/30/2007 working capital of approximately $10,144,238.  The Company is able to meet its past and ongoing financial obligations at this time.

Cash used in Fiscal 2008 Operating Activities totaled ($1,873,977), including the ($7,791,824) Net Loss.  Significant adjustments included $4,331,565 in stock-based compensation, $2,099,553 write-off of mineral properties, and ($574,870) in changes in non-cash working capital balances related to operations.  Cash Used in Fiscal 2008 Investing Activities was ($9,643,787), predominately for mineral property expenditures, which consisted of ($9,621,248).  Cash provided from Fiscal 2008 Financing Activities was $19,360,616, primarily due to the aforementioned financings, which consisted of $19,347,525, and the receipt of $13,091 owing from related parties.

Fiscal 2007 Ended September 30, 2007 vs. Fiscal 2006

Results of Operations

Operating expenses increased to $2,132,635 from $1,640,864.  Salaries increased over the fiscal year due to the addition of new employees as well as increases in pay rates for some employees and increases in stock-based compensation expense recorded on options that vested during the year. Office Administration increased to $383,303 because of general office expenses for the period, as well, the Pediment office relocated in June 2007 and therefore there were additional expenses pertaining to the move and an increased rental rate. Legal fees, audit and accounting fees, rose due to 3 private placements which took place during the fiscal year, as well as accounting support with the quarterly statements throughout the fiscal year.

Other Income (Expenses) increased to ($475,869) compared to $53,582 due to the write-off of the Juliana Project in the amount of $333,846, increases in the foreign exchange loss of $265,040, offset by increases in interest income of $69,435 in the current year.

Net Loss for Fiscal 2007 was ($2,608,504) or ($0.10) per share.  Net Loss for Fiscal 2006 was ($1,587,282) or ($0.08) per share.

Liquidity and Capital Resources

At 9/30/2007, the Company had working capital of $10,144,238 compared to its 9/30/2006 working capital of $4,662,546.  The Company is able to meet its past and ongoing financial obligations at this time.

Cash Used in Fiscal 2007 Operating Activities totaled ($1,785,016), including the ($2,608,504) Net Loss.  Significant adjustments included $634,366 in stock-based compensation, $333,846 write-off of mineral properties, and ($184,400) in changes in non-cash working capital balances related to operations”.  Cash Used in Fiscal 2007 Investing Activities was ($2,463,824), predominately for mineral property costs.  Cash provided from Fiscal 2007 Financing Activities was $9,796,655, primarily due to the aforementioned financings, offset by repayment of ($4,828) of “due from related parties”.

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

Results of Operations

The Company currently has no producing properties and consequently no operating income or cash flow.  The Company’s accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to defer all costs of acquiring natural resource properties and their related exploration and development costs until the property to which they relate is placed into production, sold or abandoned.  At that time, capitalized costs are either depleted using the unit-of-production method over the useful life of the ore-body, following the commencement of production or written off it the property is sold or abandoned.

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

Overall expenses increased 41%to $1,640,864 from $1,164,482 as the Company increased “investor relations and promotion”, travel and legal/audit expenses.  “Consultants” decreased by $263,900 to $264,540; but, this was offset by the payment of “Salaries” of $29,644.  “Investor relations and promotion” increased seventy-fold to $372,616 as the Company embarked on a program to improve communications with shareholders and the financial community.  “Travel” increased nearly tenfold to $167,370.

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

Cash Used in Fiscal 2006 Ended 9/30/2006 Operating Activities totaled ($1,161,955) including the ($1,587,282) Net Loss.  Significant adjustments included $561,588 in stock-based compensation and ($137,577) in changes in non-cash working capital balances related to operations”.  Cash Used in Fiscal 2005 Investing Activities was $593,423, primarily for mineral property costs.  Cash provided from Fiscal 2006 Financing Activities was $6,018,906, primarily from the aforementioned financings.

Parts of the funds raised in the private placements were used to cover the ongoing US$500,000 Phase 1 exploration program on the mineral projects of Pitalla.  In addition, on 9/25/ 2005 the Company issued 350,000 shares to retire $157,500 of liabilities held by non-arms length individuals at a price of $0.45 per share.

Disclosure and Financial Reporting Controls

The Company maintains accounting and internal control systems to provide reasonable assurance that all relevant and material information relating to the Company and required to be disclosed by regulatory authorities are recorded processed and summarized and reported. During the fiscal year ended September 30, 2008, Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2008.  Based on management’s assessment and those criteria, management has concluded that the internal control over financial reporting as at September 30, 2008 was effective.

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

5.E.  Off-Balance Sheet Arrangements

5.G.  Safe harbor.

---  No Disclosure Necessary ---

5.F.  Tabular disclosure of contractual obligations

Exploration licenses:  The Company holds, or is in the final stages of application for, exploration licenses in Mexico.  Licenses have commitments for exploration expenditures in the 2009 calendar year of approximately $200,000.

Acquisitions:  In connection with the purchase of Pitalla, the Company issued 5,549,998 common shares (including finder’s fee); the Company is contingently obligated to issue a further 2,500,000 common shares upon the achievement of certain performance standards related to the property interests. The performance standards of the purchase agreement state that the Company is obligated to issue an additional 2,500,000 shares prior to December 31, 2011 if an aggregate of one million ounces of gold or gold equivalents are determined to be situated on three or fewer of the acquired properties, of which 500,000 ounces or equivalent must be in a single property.  On December 4, 2008, the Company issued  the 2,500,000 shares pursuant to the Pitalla purchase agreement at a fair market value of $0.47 per share for a total value of $1,175,000.

On February 12, 2008, the Company entered into an option agreement whereby they acquired the right to purchase three additional mineral concessions adjacent to the La Colorada project totalling 852 hectares for a total price of US$800,000 ($102,491 paid).  The remaining US$700,000 is due as follows:

US$100,000 – February 12, 2009 (not paid)

US$100,000 – February 12, 2010

US$160,000 – February 12, 2011

US$160,000 – February 12, 2012

US$180,000 – February 12, 2013

The Company is currently in negotiations with the vendor to decrease the total value of the agreement and complete the transaction in full.  As at the date of this report, the Company is still in negotiations.

Other than disclosed above, we do not have any contractual obligations and commitments as of 2/28/2009 that will require significant future cash outlays.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No.3 Directors and Senior Management March 20, 2009

Name	Age	Date First Elected or Appointed
Chester Millar, Chairman of Board	81	June 2008
Andre Audet, Director (2) (3)	47	February 2005
Dayna Caouette (1)	26	April 2007
Leonard Harris, Director (3)	81	September 2008
Gary Freeman, President/CEO/Director (4)	51	March 2005
Michael Halvorson, Director	63	March 2006
Melvin Herdrick, VP Exploration/Director (5)	66	September 2005
John Seaman, Chief Financial Officer (6)	41	April 2007
Chris Theodoropoulos, Director (2) (3)	53	March 2007
Larry Okada (2)	49	March 2009
Scott Kelly, VP Finance (7)	34	May 2008

(1)  She spends full-time on the affairs of the Company

(2)  Member of Audit Committee

(3)  Member of Compensation Committee

(4)  He spends full time on the affairs of the Company

(5)  He spends full time on the affairs of the Company

(6)  He spends about 10% of his time on the affairs of the Company

(7)  He spends full-time on the affairs of the Company

______________________________________________________________________________________________

André D. Audet, Director, has over eleven years experience in the stockbrokerage industry and in corporate management/directorships of public mineral exploration companies.  Since December 2003, he has been President/CEO and a Director of Everton Resources Inc. (a mineral exploration company trading on the TSX Venture Exchange). He is currently Chairman of the Board of Majescor Resources Inc and prior to the appointment of Chairman, he served as President /CEO and Director since April 2004 and Vice President /CEO and Director from August 1999 to April 2004. He is currently President and Director of Pan Caribbean Minerals Inc since August 2008, as well is a Director of NQ Exploration Inc and Mazorro Resources Inc since August 2008. Since August, 2007 he has been Chairman of the Board of Adventure Gold Inc. Mr. Audet is also a director of Metco Resoures Inc.since February 2005.  Mr. Audet has been a director of several public mineral exploration companies since 2003 including Blue Note Mining Inc., Patrician Diamonds Inc., Phoenix Matachewan Mines Inc. and Forest Gate Resources.

Dayna Caouette, Corporate Secretary, has three years experience as an executive/marketing assistant with mineral exploration firms.  From June 2006 until April 2007, she was an executive assistant with the Company. Since May 20, 2008 she has been the Corporate Secretary for Becker Gold Mines Ltd.

Gary Freeman, President/CEO/Director, has over 25 years experience in finance and marketing with a specialty in reorganizing companies.  He was appointed a Director in March 2005 and President/CEO in July 2005. From March 2000 to September 2004, Mr. Freeman was engaged as a consultant to several public companies, including Cardero Resource Corp. and Athlone Energy Ltd. (from September 2001 to December 2003).  From October 1996 to February 1999, Mr. Freeman provided investor relations’ services to Palmer Resources Ltd.  He was appointed a Director of Becker Gold Mines in June 2007 and as President of Ethos Capital Corp. in October 2007. He has also been a Director of Pan Caribbean Minerals Inc. since August 2008.

Michael Halvorson, Director, has wide financial industry experience with nearly forty years experience in the stockbrokerage and real estate industries.  He has been a financial consultant and a Director to numerous natural resource companies.  He formed and has headed Halcorp Capital Ltd., an Alberta-based financial consulting firm since 1980.  In addition to his directorship with Pediment Gold Corp., he is a director of several other public-traded natural resource companies including Strathmore Minerals Corp., Esperanza Silver Corporation, Fission Energy Corp., Galena International Resources Ltd., and Orezone Gold Corporation.

Leonard Harris, Director since September 2008, has over 50 years experience in the mining industry which spans across all continents. Mr. Harris has held a number of prominent positions with major gold companies in Latin America and has also chaired industry standards organizations such as the Mining Task Force of the Chamber of the Americas and the International Committee of the SME. Mr. Harris has been honored with a number of awards including the Gold Medal from the Mining & Metallurgical Society of America, The Medal of Merit from the American Hall of Fame and Engineer of the Year award from the Peruvian Society of Engineers. Mr. Harris is currently on the Board of Directors for Alamos Gold Inc., Aztec Metals Corp., Canarc Resource Corp., Cardero Resource Corp., Castle Gold Corporation, Endeavour Silver Corp., Golden Arrow Resources Corporation, Indico Resources Limited, IMA Exploration Inc., Solitario Exploration & Royalty Corp., and Sulliden Exploration Inc.

Melvin Herdrick, VP Exploration/Director, is a professional geologist with over thirty years experience, including seven years as the Chief Geologist for Phelps Dodge in Mexico from 1994 to 2002.  In 2002, Mr. Herdrick founded Pitalla, the private Mexican company which Pediment Exploration Ltd acquired in July 2005.  He was appointed VP Exploration in October and a Director of Pediment Gold Corp. in November 2005. Mr. Herdrick is also a Director of Pan Caribbean Minerals Inc since August 2008.

Scott Kelly, VP Finance since May 2008, has been with the Company since May 2008. Mr. Kelly’s qualifications include over two years experience with a Big 4 audit firm as well as over 5 years of working with publicly listed companies.

Chester Millar, Chairman of the Board, a pioneer of heap leach gold production, began his career in the mining industry in the mid-1960's and is considered one of the mining industry's most successful company builders.  He assisted in transforming Glamis Gold and Eldoraldo Gold from junior exploration companies into substantial gold producers with global operations.  Mr. Millar served as Chairman of Glamis Limited from 1985 to 1998, Chairman of Eldorado Gold Corporation from 1992 to 1994, Chairman of Alamos Gold Inc. from 1996 to 2003 and Chairman of Castle Gold Corp. from August 2007 to September 2008. He was also recently inducted into the Canadian Mining Hall of Fame. Mr. Millar was appointed non-executive Chairman of the Board in June 2008.

Larry Okada, Director since March 2009, is currently the Chief Financial Officer of BCGold Corp., and has been involved with numerous public mining companies listed on the TSXV over the past 32 years. He is a Chartered Accountant in British Columbia (1976) and Alberta (1989) as well as a Certified Public Accountant in Washington State (2000). Mr. Okada has been in public practice with Deloitte & Touche LLP, his own firm, Staley, Okada & Partners and PricewaterhouseCoopers LLP over the past 35 years. Mr. Okada sits on various committees with the Institute of Chartered Accountants of British Columbia.

John Seaman, Chief Financial Officer since April 2007, has also been the Chief Financial Officer of Premier Gold Mines Limited, a mineral exploration company, since August, 2006. From 1992 to July 2008, he served as the Controller for Apex Investigation & Security Inc. (private security firm) and currently serves as its President and Chief Executive Officer. Mr. Seaman serves as an independent director of several TSXV listed companies, including Valor Ventures Inc., Skybridge Development Corp., Galena Capital Corp., and MBMI Resources Inc. From October 8, 2002 to May 11, 2007, Mr. Seaman served as the Chief Financial Officer of Wolfden Resources Inc., a mineral exploration and development company listed on the TSX. Mr. Seaman received a Bachelor of Education degree from Lakehead University in April 1993 and a Bachelor of Science degree in April 1990.

Chris Theodoropoulos, Director since March 2007, has been a barrister/solicitor since receiving his civil law degree (BCL) in 1981 and his common law degree in 1982.  For the past 20 years, he has practiced principally in the fields of corporate, securities, mining and commercial law involving publicly traded companies.  Since July 2006, he has been Director and Chairman of the Board of Africo Resources Ltd.  He was Associate Counsel with the firm of Getz Price Wells LLP, a law firm in Vancouver, BC from November 2003 until March 2007; and an independent legal and business consultant from 1996 to November 2003.  Since March 2007, he has served as Chairman of Africo Resources Ltd., working on a full-time basis. Mr. Theodoropoulos also serves as a director for; Novra Technologies Inc since Sept 2003, Gold Quest Mining Corp since December 2005, Pier 1 Network Enterprises Inc since December 2005, Ethos Capital Corp since March 2007 and Becker Gold Mines Ltd since May 2008.

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

6.B.  Compensation

Director Compensation

Effective October 1, 2008, the Company began paying Directors fees and Committee fees on a quarterly basis. At the end of each Fiscal Quarter, each director receives a cash payment of CDN$2,500 as a Directors fee and an additional CDN$1,000 for each Committee the Director is a member of (Compensation Committee, Audit Committee).  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments, prior to September 30, 2008.

Senior Management/Director Cash Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) to all Senior Management during Fiscal 2008 ended 9/30/2008was $735,619.

The following table details compensation paid/accrued for Fiscal 2008/2007/2006 ended September 30th for the Senior Management and Directors.

Table No. 4
Senior Management/Directors
Summary Compensation Table
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Comp.	Securities Under Option/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.
Gary Freeman Chief Executive Officer President	2008 2007 2006	Nil Nil Nil	$250,000 Nil Nil	$232,200 $144,000 $128,000	335,000 Nil 370,000	Nil N/A N/A	Nil N/A N/A	Nil Nil Nil
Melvin Herdrick VP Exploration	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$180,669 $92,215 $85,000	300,000 50,000 55,000	Nil N/A N/A	Nil N/A N/A	Nil Nil Nil
James Grinnell Former CFO (till 1/2/2007)	2008 2007 2006	N/A Nil Nil	N/A Nil Nil	N/A $14,889 $42,000	N/A Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A Nil Nil
John Seaman Chief Financial Officer	2008 2007 2006	Nil N/A N/A	Nil Nil Nil	Nil Nil Nil	50,000 100,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dayna Caouette Corporate Secretary	2008 2007 2006	$48,000 $48,000 N/A	Nil Nil Nil	Nil Nil Nil	95,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bradley Aelicks Former Director	2008 2007 2006	$nil $nil $nil	Nil Nil Nil	Nil $18,000 $27,000	25,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Andre Audet Director	2008 2007 2006	$nil $nil $nil	Nil Nil Nil	Nil Nil Nil	120,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ewan Downie Former Director	2008 2007 2006	$nil $nil $nil	Nil Nil Nil	Nil Nil Nil	70,000 Nil 70,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Halvorson Director	2008 2007 2006	$nil $nil $nil	Nil Nil Nil	Nil Nil Nil	90,000 Nil 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Leonard Harris Director	2008 2007 2006	$nil N/Al N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Chester Millar Chairman of the Board	2008 2007 2006	$nil N/Al N/A	Nil N/A N/A	Nil N/A N/A	250,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Chris Theodoropoulos Director	2008 2007 2006	$nil $nil $nil	Nil Nil Nil	Nil Nil Nil	105,000 75,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Scott Kelly VP Finance	2008 2007 2006	Nil N/A N/A	Nil N/A N/A	$24,750 N/A N/A	55,000 Nil Nil	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Peter Wong Director	2008 2007 2006	Nil N/Al N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

(1)  Other Annual Compensation consisted of consulting fees.

(2)  No SARs have been granted.  All securities are under option.

___________________________________________________________________________________________________

___________________________________________________________________________________________________

In addition, the granting of below-market stock options resulted in non-cash compensation of CDN$333,300 during FY2007. During FY2008, there were no below market stock options granted.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At 10/1/2007, the beginning of the most recently completed fiscal year, there were 2,500,000 stock options outstanding.  During Fiscal 2008, no stock options were re-priced.  During Fiscal 2008: 2,340,000 stock options were granted; 1,041,250 stock options were exercised; and 156,250 stock options were forfeited or expired unexercised.

During Fiscal 2008, 2,340,000 stock options were granted to Senior Management, Directors, and employees/consultants.  During Fiscal 2008, no SARs (stock appreciation rights) were granted.

Table No. 5
Stock Option Grants in Fiscal 2008 Ended 9/30/2008
Name	Number of Options Granted	Percent of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Market Value of Common Shares on Date of Grant
Senior Management and Directors
Gary Freeman	55,000	2.35%	$1.88	25/10/2007	25/10/2012	$3.23
Gary Freeman	180,000	7.69%	$3.00	16/11/2007	16/11/2012	$3.44
Gary Freeman	100,000	4.27%	$1.60	17/06/2008	17/06/2013	$1.59
Melvin Herdrick	200,000	8.55%	$1.88	25/10/2007	25/10/2012	$3.23
Melvin Herdrick	100,000	4.27%	$1.60	17/06/2008	17/06/2013	$1.59
Dayna Caouette	50,000	2.14%	$1.88	25/10/2007	25/10/2012	$3.23
Dayna Caouette	45,000	1.92%	$1.60	17/06/2008	17/06/2013	$1.59
Chris Theodoropoulos	30,000	1.28%	$1.88	25/10/2007	25/10/2012	$3.23
Chris Theodoropoulos	25,000	1.07%	$3.00	16/11/2007	16/11/2012	$3.44
Chris Theodoropoulos	50,000	2.14%	$1.60	17/06/2008	17/06/2013	$1.59
Bradley Aelicks	25,000	1.07%	$3.00	16/11/2007	16/11/2012	$3.44
Andre Audet	70,000	2.99%	$3.00	16/11/2007	16/11/2012	$3.44
Andre Audet	50,000	2.14%	$1.60	17/06/2008	17/06/2013	$1.59
Ewan Downie	70,000	2.99%	$3.00	16/11/2007	16/11/2012	$3.44
Michael Halvorson	50,000	2.14%	$1.60	17/06/2008	17/06/2013	$1.59
Michael Halvorson	40,000	1.71%	$3.00	16/11/2007	16/11/2012	$3.44
Scott Kelly	55,000	2.35%	$1.60	17/06/2008	17/06/2013	$1.59
Chester Millar	250,000	10.68%	$1.60	17/06/2008	17/06/2013	$1.59
John Seaman	50,000	2.14%	$1.60	17/06/2008	17/06/2013	$1.59
Employees and Consultants	65,000	2.78%	$1.88	25/10/2007	25/10/2012	$3.23
Employees and Consultants	30,000 400,000	1.28% 17.09%	$3.00 $3.00	16/11/2007 16/11/2007	16/11/2012 16/11/2012	$3.44 $3.44
Employees and Consultants	150,000 200,000	6.41% 8.55%	$1.60 $1.60	17/06/2008 17/06/2008	17/06/2013 17/06/2013	$1.59 $1.59
TOTAL	2,340,000	100%

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, 1,041,250 stock options were exercised by Senior Management, Directors, and employees/consultants.  No SARs (stock appreciation rights) were exercised during this period.

Table No. 6
Stock Option Exercises in Fiscal 2008 Ended 9/30/2008
Name	Number of Common Shares Acquired	Aggregate Value Realized
Senior Management and Directors
Gary Freeman	47,500	$127,300
Gary Freeman	170,000	$464,100
Ewan Downie	70,000	$175,000
Bradley Aelicks	70,000	$92,400
Bradlet Aelicks	50,000	$42,500
Chris Theodoropoulos	37,500	$96,375
John Seaman	50,000	$115,000
Employees and Consultants	546,250	$1,023,975
TOTAL	1,041,250	$2,136,650

Stock Options Outstanding at Fiscal Yearend and Stock Option Values at Fiscal Yearend

The following table gives certain information concerning stock option outstanding at fiscal yearend.

Table No. 7
Fiscal Yearend Stock Options Outstanding
Fiscal Yearend Stock Option Values
Name	Option exercise price	Option expiration date	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options un- exercisable	Value of unexercised in-the-money stock options exercisable	Value of unexercised in-the-money stock options unexercisable
Gary Freeman	$0.80	25/04/2011	285,000	0	$136,800	N/A
Gary Freeman	$1.88	25/10/2012	27,500	27,500	Nil	Nil
Gary Freeman	$3.00	16/11/2012	180,000	0	Nil	N/A
Gary Freeman	$1.60	17/06/2013	100,000	0	Nil	N/A
Melvin Herdrick	$0.50	21/07/2010	25,000	0	$19,500	N/A
Melvin Herdrick	$0.80	25/04/2011	30,000	0	$14,400	N/A
Melvin Herdrick	$0.55	02/08/2011	25,000	0	$18,250	N/A
Melvin Herdrick	$0.60	12/02/2012	50,000	0	$34,000	N/A
Melvin Herdrick	$1.88	25/10/2012	100,000	100,000	Nil	Nil
Melvin Herdrick	$1.60	17/06/2013	100,000	0	Nil	N/A
Michael Halvorson	$0.80	25/04/2011	100,000	0	$48,000	N/A
Michael Halvorson	$0.55	02/08/2011	100,000	0	$73,000	N/A
Michael Halvorson	$3.00	16/11/2012	40,000	0	Nil	N/A
Michael Halvorson	$1.60	17/06/2013	50,000	0	Nil	N/A
Chris Theodoropoulos	$0.73	23/03/2012	37,500	0	$20,625	N/A
Chris Theodoropoulos	$1.88	25/10/2012	15,000	15,000	Nil	Nil
Chris Theodoropoulos	$3.00	16/11/2012	25,000	0	Nil	N/A
Chris Theodoropoulos	$1.60	17/06/2013	50,000	0	Nil	N/A
Andre Audet	$3.00	16/11/2012	70,000	0	Nil	N/A
Andre Audet	$1.60	17/06/2013	50,000	0	Nil	N/A
Ewan Downie	$3.00	16/11/2012	70,000	0	Nil	N/A
Chester Millar	$1.60	17/06/2013	250,000	0	Nil	N/A
John Seaman	$0.78	27/04/2011	25,000	25,000	$12,500	$12,500
John Seaman	$1.60	17/06/2013	50,000	0	Nil	N/A
Scott Kelly	$1.60	17/06/2013	55,000	0	Nil	N/A
Dayna Caouette	$0.55	02/08/2011	12,500	0	$9,125	N/A
Dayna Caouette	$1.88	25/10/2012	25,000	25,000	Nil	Nil
Dayna Caouette	$1.60	17/06/2013	45,000	0	Nil	N/A
Employees/Consultants	$0.63	21/07/2010	290,000	0	$188,500	N/A
Employees/Consultants	$0.55	02/08/2011	92,500	0	$67,525	N/A
Employees/Consultants	$0.60	12/02/2010	150,000	0	$102,000	N/A
Employees/Consultants	$0.85	04/04/2009	55,000	25,000	$23,650	$10,750
Employees/Consultants	$1.88	25/10/2012	32,500	32,500	Nil	Nil
Employees/Consultants	$3.00	16/11/2012	430,000	0	Nil	N/A

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.

Refer to ITEM 6.B., “Written Management Agreements”.

6.C.3.  Board of Directors’ Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  Larry Okada (Committee Chairman, independent), Chris Theodoropoulos (independent), and Andre Audet (independent).  The Audit Committee met two times during Fiscal 2008 and has met once during Fiscal 2009-to-date.

6.D.  Employees

As of 3/20/2009, the Company has fourteen employees, including the Senior Management.  Of those, ten are based in Mexico, six as field workers, and four as office staff.  As of 9/30/2008 and 9/30/2007, the Company had thirty-three and forty-six employees, respectively, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

The follow table lists Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 8 Shareholdings of Directors and Senior Management Shareholdings of 5% Shareholders March 20, 2009
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	5% Shareholder Subtotal	NIL	0.0
Common	Andre Audet (1)	50,000	0.1%
Common	Dayna Caouette (2)	45,000	0.1%
Common	Chester Millar (3)	320,000	0.6%
Common	Gary Freeman (4)	1,656.348	3.3%
Common	Melvin Herdrick (5)	2,039,616	4.1%
Common	Michael Halvorson (6)	1,150,000	2.3%
Common	Chris Theodoropoulos (7)	165,000	0.3%
Common	Leonard Harris (8)	90,000	0.2%
Common	Larry Okada (9)	0	0.0%
Common	Scott Kelly (10)	125,000	0.2%
Common	John Seaman (11)	100,000	0.2%
	Directors and Senior Management Subtotal	5,740,964	11.4%
	TOTAL	5,740,964	11.4%

(1)	50,000 represent currently exercisable stock options.
(2)	45,000 represent currently exercisable stock options.
(3)	320,000 represent currently exercisable stock options.
(4)	17,500 represent currently exercisable warrants.
	465,000 represent currently exercisable stock options.
	1,597,348 shares, warrants and options are held indirectly through G.F. Consulting Corp., a private company controlled by Mr. Freeman.
(5)	230,000 represent currently exercisable stock options.
	50,000 represent currently exercisable warrants.
(6)	280,000 represent currently exercisable stock options.
	175,000 shares are held indirectly through Halcorp Capital Ltd., a private company controlled by Mr. Halvorson.
(7)	157,500 represent currently exercisable stock options.
	2,500 represent currently exercisable warrants.
	70,000 options are held indirectly through 143 Investments Ltd., a private company controlled by Mr. Theodoropoulos.
(8)	70,000 represent currently exercisable stock options.
(9)	Mr. Okada joined the Board on March 20, 2009
(10)	125,000 represent currently exercisable stock options.
(11)	100,000 represent currently exercisable stock options

%  based on 43,944,587 common shares issued and outstanding, plus 6,289,615 shares reserved for future issuance for a fully diluted number of 50,234,202 at 3/20/2009; and common shares, warrants and stock options held by each beneficial holder exercisable within sixty days.

Stock Options.  Incentive stock options are granted by the Company in accordance with the rules and policies of the Toronto Stock Exchange, the British Columbia Corporations Act, and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the “Stock Option Plan”) on 3/20/2008.

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

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management-company employees.  For the purposes of the Stock Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in Toronto Stock Exchange Policy 4.4.  In addition, the term “director” is defined in Toronto Stock Exchange Policy 4.4 to include directors, senior officers and management company employees.

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

a.

Options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

b.

options may be exercisable for a maximum of ten years from grant date;

c.

options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

d.

options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

e.

options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in Toronto Stock Exchange Policy, in any 12 month period;

f.

options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

g.

options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

h.

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

Table No. 9 Stock Options Outstanding March 20, 2009
Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors
Gary Freeman	285,000	$0.80	4/25/2006	4/25/2011
Gary Freeman	100,000	$1.60	6/17/2008	6/17/2013
Gary Freeman	80,000	$0.60	12/12/2008	12/12/2013
Melvin Herdrick	25,000	$0.50	7/21/2005	7/21/2010
Melvin Herdrick	30,000	$0.80	4/25/2006	4/25/2011
Melvin Herdrick	25,000	$0.55	8/02/2006	8/02/2011
Melvin Herdrick	50,000	$0.60	1/12/2007	1/12/2012
Melvin Herdrick	100,000	$1.60	6/17/2008	6/17/2013
John Seaman	50,000	$0.78	4/27/2007	4/25/2011
John Seaman	50,000	$1.60	6/17/2008	6/17/2013
Dayna Caouette	45,000	$1.60	6/17/2008	6/17/2013
Andre Audet	50,000	$1.60	6/17/2008	6/17/2013
Michael Halvorson	100,000	$0.80	4/25/2006	240252011
Michael Halvorson	100,000	$0.55	8/02/2006	8/02/2011
Michael Halvorson	50,000	$1.60	6/17/2008	6/17/2013
Michael Halvorson	30,000	$0.60	12/12/2008	12/12/2013
Chris Theodoropoulos	37,500	$0.73	3/23/2007	4/25/2011
Chris Theodoropoulos	50,000	$1.60	6/17/2008	6/17/2013
Chris Theodoropoulos	70,000	$0.60	12/12/2008	12/12/2013
Scott Kelly	55,000	$1.60	6/17/2008	6/17/2013
Scott Kelly	70,000	$0.60	12/12/2008	12/12/2013
Chester Millar	250,000	$1.60	6/17/2008	4/25/2013
Chester Millar	70,000	$0.60	12/12/2008	12/12/2013
Leonard Harris	70,000	$0.60	12/12/2008	12/12/2013
Total Officers/Directors	1,842,500
Employees/Consultants/etc.	1,210,000
TOTAL	3,052,500
(1) Options with the exception of the $1.60 options granted June 17, 2008 and the $0.60 options granted December 12, 2008, vest at 25% every six months following granting.

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

	Common Shares Owned at 9/30/2008	Common Shares Owned at 9/30/2007	Common Shares Owned at 9/30/2006
Melvin Herdrick	1,315,305	1,315,305	1,620,305
Gary Freeman	1,173,848	1,263,600	1,309,900
Michael Halvorson	820,000	520,000	n/a
Mark S. Isaacs	n/a	1,025,065	1,025,065
Bradley Aelicks	n/a	446,399	733,899

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 2/28/2009, the Company’s shareholders’ list showed 43,944,587 common shares outstanding, with 101 registered shareholders.  38 of these shareholders were resident in Canada, holding 35,410,233 common shares (representing about 80.6% of the issued/outstanding shares); 57 registered shareholders were resident in the United States, holding 7,661,842 common shares (representing about 17.4%); and 6 registered shareholders were resident in other countries, holding 872,512 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that on 3/12/2009 that it had about 2900 “holders of record” in Canada, holding approximately 81% of the outstanding shares of the Company, and over 3200 beneficial owners that own 100% of its common shares.

Warrants

The following table lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  There were 72 holders of the outstanding 3,237,115 warrants: 53 of whom are resident in Canada; Eight of whom are resident in the United State; and 11 international holders.  These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 10 Share Purchase Warrants Outstanding February 28, 2009
Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
12/3/2007	2,975,150	2,975,150	$3.75	$3.75	6/3/2009
12/3/2007	261,965	261,965	$3.80	$3.80	6/3/2009

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

Under the Escrow Policy, the Pitalla Acquisition Escrow Shares are to be released from escrow on a pro-rata basis on the following schedule:

Release Date	% Permitted for Release
at the time of Exchange Notice (1)	10%
6 months from Exchange Notice	15% ( 4/06/2006 released)
12 months from Exchange Notice	15% (10/03/2006 released)
18 months from Exchange Notice	15% ( 4/04/2007 released)
24 months from Exchange Notice	15% (10/04/2007 released)
30 months from Exchange Notice	15% ( 4/04/2008 released)
36 months from Exchange Notice	15% (10/08/2008 released)
TOTAL	100%

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

During Fiscal 2008/2007 consulting fees in the amount of $406,108 and $236,215 were made to directors of the Company; in addition, reimbursements of expenses were paid to directors totalling $13,251 and $25,196.

A bonus was paid to an officer of the Company in the amount of $250,000 (2007 - $nil and 2006 - $nil) and included in salaries expense.

Rent of $10,350 was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

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

   Audited Financial Statements:

   For Fiscal 2008/2007/2006 Ended September 30th

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

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Toronto, Ontario, Canada, under its former name Consolidated Magna Ventures Ltd. in May 1984.  The current stock symbol is “PEZ”.  The CUSIP number is 70532W109.

The following table lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last eight fiscal quarters; and the last five fiscal years.  Prices and volume adjusted for 1:15 stock consolidation effective 9/21/2004.  Effective 3/2/2009, the Company delisted from the TSX Venture Exchange and began trading on the Toronto Stock Exchange.

Table No. 11 TSX Venture Exchange Common Shares Trading Activity

Period Ended	Volume	High	Low	Closing
Monthly
2/28/2009	1,877,200	$1.17	$0.90	$1.07
1/31/2009	1,628,400	$1.19	$0.74	$0.96
12/31/2008	2,061,300	$1.01	$0.48	$0.99
11/30/2008	1,828,700	$0.84	$0.41	$0.51
10/31/2008	2,635,600	$1.32	$0.39	$0.65
9/30/2008	2,047.400	$1.48	$0.79	$1.28
8/31/2008	1,313,900	$1.44	$1.12	$1.34
Quarterly
9/30/2008	4,973,400	$1.61	$0.79	$1.28
6/30/2008	11,090,200	$2.74	$1.33	$1.47
3/31/2008	13,354,000	$3.74	$1.87	$2.63
12/31/2007	16,917,700	$3.50	$1.74	$2.69
9/30/2007	17,261,400	$1.15	$0.74	$1.77
6/30/2007	8,306,829	$1.03	$0.74	$0.82
3/31/2007	7,990,169	$0.86	$0.51	$0.95
12/31/2006	4,590,471	$0.65	$0.38	$1.28
Yearly
9/30/2008	29,417,600	$3.74	$0.79	$1.28
9/30/2007	38,148,869	$2.15	$0.38	$1.77
9/30/2006	16,113,078	$1.15	$0.39	$0.41
9/30/2005	2,587,443	$0.71	$0.21	$0.65
9/30/2004	475,906	$0.21	$0.08	$0.20

The Company’s common shares began trading on the OTC Bulletin Board in September 2007 under the symbol PEZFF.OB.

The following table lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for: the last six fiscal quarters.  The closing price on 2/27/2009 was US$0.82.

Table No. 11 OTC Bulletin Board Common Shares Trading Activity US Dollars
Period Ended				US Dollars
Quarterly	Volume	High	Low	Closing
12/31/2008	2,370,200	US$1.23	US$0.30	US$0.81
9/30/2008	1,961,800	$1.60	$0.79	$1.20
6/30/2008	3,211,000	$2.72	$1.34	$1.44
3/31/2008	2,520,300	$3.60	$1.93	$2.58
12/31/2007	2,299,200	$3.51	$1.75	$2.68
9/30/2007	279,100	$1.79	$1.43	$1.75

The Company’s common shares began trading on the Stuttgart Stock Exchange on 2/2/2007, with the trading symbol of “P5E.SG”.  Total volume through 1/31/2009 was 669,500.  Prices ranged from euro$0.28 to euro$2.60; the closing price on 1/31/2009 was euro$0.62.

The Company’s common shares began trading on the Munich-Stock Exchange on 5/22/2006, with the trading symbol of “P5E.DE”.  Total volume through 1/31/2009 was 1,051,400.  Prices ranged from euro$0.25 to euro$2.57; the closing price on 1/31/2009 was euro$0.63.

The Company’s common shares began trading on the XETRA-Stock Exchange in Europe on 5/29/2006, with the trading symbol of “P5E.DE”.  Total volume through 1/31/2009 was 145,100.  Prices ranged from euro$0.30 to euro$2.58; the closing price on 1/31/2009 was euro$0.31.

The Company’s common shares began trading on the Berlin-Bermen-Stock Exchange on 2/8/2006, with the trading symbol of “P5E.BE”.  Total volume through 1/31/2009 was 339,700.  Prices ranged from euro$0.23 to euro$2.57; the closing price on 1/31/2009 was euro$0.62.

The Company’s common shares began trading on the Frankfurt Stock Exchange on 3/25/2008, with the trading symbol of “P5E.F”.  Total volume through 1/31/2009 was 1,055,300.  Prices ranged from euro$0.23 to euro$2.60; the closing price on 1/31/2009 was euro$0.61.

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

Escrowed Shares

Escrow is a legal arrangement whereby a thing (usually money or securities) is delivered to a third party (called an escrow agent) to be held in trust pending a contingency or the fulfillment of a condition or conditions in a contract.  Upon that event occurring, the escrow agent will deliver the thing to the proper recipient; otherwise the escrow agent is bound by her or his fiduciary duty to maintain the escrow account.

PODbook Escrow Shares:  An aggregate of 426,667 common shares issued during Fiscal 2001 related to the acquisition of PODbook were deposited with Pacific Corporate Trust Company pursuant to an escrow agreement dated 7/30/2001 (the “Escrow Agreement”).  The Escrow Agreement requires the written consent of the TSX Venture Exchange for the shares to be released from escrow.  All share issuances are governed by a six-year time-release and gross revenue escrow provision.  The revenue earn-out provision requires the Company to generate $0.60 in gross revenue for every one share to be released from escrow.  In addition, the escrow agreement allows for the Company to make an application anytime after 7/30/2006 to cancel all of these escrow shares.  In January 2005, the Company returned PODbook to the past President in consideration for his agreement to cancel his 180,000 escrowed shares in the Company.  These shares expired on 7/31/2007 and were subsequently cancelled on 1/30/2008.

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

Under the Escrow Policy, the Pitalla Acquisition Escrow Shares are to be released from escrow on a pro-rata basis on the following schedule:

Release Date	% Permitted for Release
at the time of Exchange Notice (1)	10%
6 months from Exchange Notice	15% ( 4/06/2006 released)
12 months from Exchange Notice	15% (10/03/2006 released)
18 months from Exchange Notice	15% ( 4/04/2007 released)
24 months from Exchange Notice	15% (10/04/2007 released)
30 months from Exchange Notice	15% ( 4/04/2008 released)
36 months from Exchange Notice	15% (10/08/2008 released)
TOTAL	100%

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

9.A.6.    Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the Toronto Stock Exchange in Canada and on the OTC Bulletin Board in the United States.  The common shares also trade in Europe, on the: Stuart art Stock Exchange, Munich Stock Exchange, Berlin Stock Exchange, Frankfurt stock Exchange, and XETRA Exchange.  Refer to ITEM #9.A.4.

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

a.  Consulting Agreement with Mel Herdrick, dated 5/15/2006

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable years ended 9/30/2008 or 9/30/2007 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in taxable year ending 9/30/2009.

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.  The CEO and CFO have evaluated the Company’s disclosure controls and procedures and have concluded that they are effective as of September 30, 2008.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2008.  Based on management’s assessment and those criteria, management has concluded that the internal control over financial reporting as at September 30, 2008 was effective.

The Company’s Independent Registered Public Accounting Firm, Smythe Ratcliffe LLP, provided a report of their audit of the Company’s internal control over financial reporting as of September 30, 2008. The audit reports of Smythe Ratcliffe are included herein immediately preceding the audited consolidated financial statements.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

During the year ended 9/30/2008, Peter Wong joined the Board of Directors and was appointed the role of Chairman of the Audit Committee. Peter Wong is a Chartered Accountant and is considered to be an independent financial expert. At the Company’s Annual General Meeting held on Friday, March 20, 2009, Peter Wong stepped down from the Board of Directors. At the meeting Larry Okada joined the Board of Directors and took over the roll of Chairman of the Audit Committee. Mr. Okada is a Chartered Accountant in British Columbia and Alberta; and a Certified Public Accountant in Washington State. He is considered to be an independent financial expert. The Audit Committee now consists of Larry Okada and two additional independent directors, all of whom have significant board level experience working with publicly traded companies.

ITEM 16B.  CODE OF ETHICS

During the year ended 9/30/2008, the Company adopted a written “code of ethics” that meets the United States’ Sarbanes Oxley standards.  The Company has adopted a written code of ethics to promote a corporate culture that effectively deters wrongdoing and promotes honest ethical conduct; full, fair and accurate, timely, and understandable disclosure in reports and documents; the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code; and accountability for adherence to the code.

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

Fees, including reimbursements for expenses, for professional services rendered by Smythe Ratcliffe LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2008 Ended 9/30/2008	Fiscal 2007 Ended 9/30/2007
Audit Fees	$76,000	$25,700
Audit-Related Fees	$576	$29,420
Tax Fees	$1,200	$1,500
All Other Fees	$nil	$nil
TOTAL	$77,776	$56,620

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

Auditor's Report, dated 1/20/2009

Consolidated Balance Sheets at 9/30/2008 and 9/30/2007

Consolidated Statements of Operations

  for the years ended 9/30/2008, 9/30/2007, and 9/30/2006

Consolidated Statements of Shareholders’ Equity

  For the years ended 9/30/2008, 9/30/2007, and 9/30/2006

Consolidated Statements of Cash Flows

  for the years ended 9/30/2008, 9/30/2007, and 9/30/2006

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

        Section 1350 of Chapter 63 of Title 18 of the United States Code                                   attached

14.  Legal Opinion required by Instruction 3 of ITEM 7B:    No Disclosure Necessary

15.  Additional Exhibits:

       Incorporated by reference to Form 20-FR Registration Statement, as amended and Form 6-K’s

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended September 30, 2008, 2007 and 2006

Contents

Management’s Responsibility for Financial Reporting

77

Management’s Report on Internal Control over Financial Reporting

78

Report of Independent Registered Public Accounting Firm

79

Report of Independent Registered Public Accounting Firm

80

Consolidated Financial Statements

Consolidated Balance Sheets

81

Consolidated Statements of Operations

82

Consolidated Statements of Shareholders’ Equity

83 – 84

Consolidated Statements of Cash Flows

85

Notes to Consolidated Financial Statements

86 – 120

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

The consolidated balance sheets as at September 30, 2008 and 2007 and consolidated statements of operations, shareholders’ equity and cash flows for the years ended September 30, 2008, 2007 and 2006 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Gary Freeman” (signed)

Gary Freeman

President

January 20, 2009

Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at September 30, 2008.  Based on management’s assessment and those criteria, management has concluded that the internal control over financial reporting as at September 30, 2008 was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Smythe Ratcliffe LLP, independent registered public accounting firm, as stated in their report.

“Gary Freeman” (signed)

“John Seaman” (signed)

Gary Freeman

John Seaman

President and CEO

CFO

Vancouver, Canada

January 20, 2009

Report of Independent Registered Public Accounting Firm

To the Shareholders of Pediment Exploration Ltd.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Pediment Exploration Ltd. as of September 30, 2008 and 2007 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended September 30, 2008, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2008 and 2007 and the results of its operations and its cash flows for the years ended September 30, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of September 30, 2008 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations for the Treadway Commission and our report dated January 20, 2009 expressed an unqualified opinion.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

January 20, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pediment Explorations Ltd.
(An Exploration Stage Company)

We have audited Pediment Explorations Ltd.’s (the “Company”) internal control over financial reporting as of September 30, 2008 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risks.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of September 30, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years ended September 30, 2008, 2007 and 2006 and our report dated January 20, 2009 expressed an unqualified opinion on those financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

January 20, 2009

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Canadian Dollars)

As at September 30	2008	2007

Assets
Current
Cash and cash equivalents (note 3)	$18,049,781	$10,190,835
Amounts receivable	718,570	298,147
Due from related parties (note 9)	4,830	20,383
Prepaid expenses and deposits	208,685	2,211

Total current assets	18,981,866	10,511,576
Equipment (note 5)	40,769	30,353
Mineral properties (note 6)	10,759,924	3,385,091

Total assets	$29,782,559	$13,927,020

Liabilities
Current
Accounts payable and accrued liabilities	$197,027	$363,362
Due to related parties (note 9)	1,514	3,976

Total current liabilities	198,541	367,338
Future income tax liability (note 8)	65,570	-
Total liabilities	264,111	367,338

Shareholders’ Equity
Share capital (note 7)	57,856,097	38,558,024
Contributed surplus	6,010,303	1,557,786
Deficit accumulated in the exploration stage	(34,347,952)	(26,556,128)

Total shareholders’ equity	29,518,448	13,559,682

Total liabilities and shareholders’ equity	$29,782,559	$13,927,020

Nature of operations (note 1)

Commitments (notes 6 and 12)

Subsequent events (note 14)

Approved on behalf of the Board:

“Chris Theodoropoulos” (signed)

____________________________________________________________________

Chris Theodoropoulos, Director

“Gary Freeman” (signed)

____________________________________________________________________

Gary Freeman, Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Statements of Operations

(Canadian Dollars)

For the years ended September 30	2008	2007	2006

Expenses
Stock-based compensation (note 7(g)(i))	$4,331,565	$634,366	$561,588
Salaries (note 9(b))	569,836	123,584	29,644
Consultants (note 9(b))	619,577	224,356	264,540
Legal and audit	390,138	130,539	121,874
Office and administration	360,725	383,303	91,820
Investor relations and promotion	180,766	413,394	372,616
Travel	290,672	169,683	167,370
Transfer agent, listing and filing fees	53,767	28,553	28,636
Property costs	-	12,740	-
Interest and financing costs	-	4,190	2,329
Amortization	12,123	7,927	447

Total expenses	(6,809,169)	(2,132,635)	(1,640,864)

Other income (expenses)
Investment and other income	679,442	187,156	117,721
Foreign exchange gain (loss)	503,026	(329,179)	(64,139)
Write down of mineral properties (note 6(b))	(2,099,553)	(333,846)	-

Total other income (expenses)	(917,085)	(475,869)	53,582

Loss before taxes	(7,726,254)	(2,608,504)	(1,587,282)
Future income tax expense	(65,570)	-	-
Net loss and comprehensive loss for the year	$(7,791,824)	$(2,608,504)	$(1,587,282)

Loss per share, basic and diluted	$(0.20)	$(0.10)	$(0.08)

Weighted average number of common shares outstanding	39,493,045	26,941,138	20,382,356

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(Canadian Dollars)

					Deficit Accumulated in the Exploration Stage
	Share Capital		Contributed Surplus	Subscriptions Receivable		Total
	Shares	Amount				Shareholders' Equity

Balance, September 30, 2005	16,300,282	$ 23,857,950	$ 821,998	$ (1,600,660)	$ (22,360,342)	$ 718,946
Shares issued during the year
For cash
Private placements net of share issue costs (notes 7(c)(i), (ii) and (iii))	5,634,470	3,693,995	-	-	-	3,693,995
Exercise of warrants	1,334,300	559,330	-	-	-	559,330
Exercise of options	340,000	176,500	-	-	-	176,500
Transfer of contributed surplus to share capital on exercise of warrants	-	85,340	(85,340)	-	-	-
Transfer of contributed surplus to share capital on exercise of options	-	211,820	(211,820)	-	-	-
Amounts received for subscriptions receivable	-	-	-	1,600,660	-	1,600,660
Stock-based compensation for the year (note 7(g))	-	-	561,588	-	-	561,588
Net loss for the year	-	-	-	-	(1,587,282)	(1,587,282)

Balance, September 30, 2006	23,609,052	28,584,935	1,086,426	-	(23,947,624)	5,723,737
Shares issued during the year
For cash
Private placements net of share issue costs (notes 7(c)(iv), (v) and (vi))	6,259,502	7,173,020	-	-	-	7,173,020
Exercise of warrants	3,284,581	2,202,095	-	-	-	2,202,095
Exercise of options	475,000	269,050	-	-	-	269,050
Shares issued for mineral property data (note 7(c)(vii))	10,000	8,600	-	-	-	8,600
Transfer of contributed surplus to share capital on exercise of warrants	-	66,934	(66,934)	-	-	-
Transfer of contributed surplus to share capital on exercise of options	-	253,390	(253,390)	-	-	-
Stock-based compensation for the year (note 7(g))	-	-	634,366	-	-	634,366
Fair value of warrants issued as finders’ fees	-	-	157,318	-	-	157,318
Net Loss for the year					(2,608,504)	(2,608,504)

Balance, September 30, 2007	33,638,135	$ 38,558,024	$1,557,786	$ -	$ (26,556,128)	$13,559,682

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(Canadian Dollars)

				Deficit accumulated in the exploration stage
	Share Capital		Contributed Surplus		Total
	Shares	Amount			Shareholders' Equity

Balance, September 30, 2007	33,638,135	$ 38,558,024	$1,557,786	$ (26,556,128)	$ 13,559,682
Shares issued during the year
For cash
Private placements net of share issue costs (note 7(c)(viii))	5,950,300	16,816,005	-	-	16,816,005
Exercise of warrants	1,154,051	1,597,319	-	-	1,597,319
Exercise of options	1,041,250	693,350	-	-	693,350
Shares issued for mineral property (note 7(c)(ix))	25,000	71,500	-	-	71,500
Transfer of contributed surplus to share capital on exercise of warrants	-	90,143	(90,143)	-	-
Transfer of contributed surplus to share capital on exercise of options	-	635,623	(635,623)	-	-
Stock-based compensation for the year (note 7(g))	-	-	4,331,565	-	4,331,565
Fair value of warrants issued as finders’ fees	-	-	240,851	-	240,851
Escrowed shares cancelled (note 7(b))	(426,667)	(605,867)	605,867	-	-
Net loss for the year	-	-	-	(7,791,824)	(7,791,824)

Balance, September 30, 2008	41,382,069	$57,856,097	$6,010,303	$ (34,347,952)	$ 29,518,448

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Canadian Dollars)

For the years ended September 30	2008	2007	2006

Operating activities
Net loss for the year	$(7,791,824)	$(2,608,504)	$(1,587,282)
Adjustments to reconcile net loss to cash used in operating activities:
Amortization	12,123	7,927	447
Stock-based compensation	4,331,565	634,366	561,588
Write down of mineral properties	2,099,553	333,846	-
Future income tax expense	65,570	-	-
Unrealized loss (gain) on foreign exchange	(16,094)	31,749	869
Changes in operating assets and liabilities:
Amounts receivable	(420,423)	(206,589)	(59,691)
Prepaid expenses and deposits	(206,474)	(434)	41,845
Accounts payable and accrued liabilities	52,027	22,623	(119,731)

Cash used in operating activities	(1,873,977)	(1,785,016)	(1,161,955)

Investing activities
Expenditures on equipment	(22,539)	(6,232)	(32,495)
Expenditures and advances on mineral properties	(9,621,248)	(2,457,592)	(560,928)

Cash used in investing activities	(9,643,787)	(2,463,824)	(593,423)

Financing activities
Proceeds from issuance of common shares and share subscriptions, net of
issue costs	19,347,525	9,801,483	6,030,485
Due from/to related parties	13,091	(4,828)	(11,579)

Cash provided by financing activities	19,360,616	9,796,655	6,018,906

Foreign exchange effect on cash	16,094	(31,749)	(869)
Increase in cash and cash equivalents	7,858,946	5,516,066	4,262,659
Cash and cash equivalents, beginning of year	10,190,835	4,674,769	412,110

Cash and cash equivalents, end of year	$18,049,781	$10,190,835	$4,674,769
Cash and cash equivalents, consists of:
Cash	$2,424,466	$500,511	$80,291
Cash equivalents	15,625,315	9,690,324	4,594,478
Cash and cash equivalents, end of year	$18,049,781	$10,190,835	$4,674,769

Supplemental disclosure with respect to cash flows (note 10).

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

1.  NATURE OF OPERATIONS

The Company is governed under the Business Corporations Act (British Columbia) and is engaged in the business of the acquisition of, exploration for and development of mineral properties.

The Company reported a net loss of $7,791,824 (2007 - $2,608,504; 2006 - $1,587,282) for the year ended September 30, 2008 and has an accumulated deficit of $34,347,952 as at September 30, 2008 (2007 - $26,556,128).  As at September 30, 2008, the Company had $18,049,781 in cash and cash equivalents available to meet its liabilities as they become due and continue exploring and developing its mineral properties in the next year. The Company relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

2.  SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are stated in Canadian dollars, which is the Company’s functional currency.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Compania Minera Pitalla, S.A. de C.V. (“Pitalla”) and Pediment Exploration Mexico, S. de C.V. (“Pediment Mexico”).  All significant intercompany transactions and balances have been eliminated on consolidation.

(b)

Adoption of new accounting standards

Effective October 1, 2007, the Company adopted the following standards of the Canadian Institute of Chartered Accountants (“CICA”) Handbook:

(i)

Capital Disclosures (Section 1535)

Section 1535 specifies the disclosure of: (i) an entity’s objectives, policies and procedures for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and, (iv) if it has not complied, the consequences of such non-compliance.

As a result of the adoption of this standard, additional disclosure on the Company’s capital management strategy have been included in note 4.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Adoption of new accounting standards (continued)

(ii)

Financial Instruments – Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863).

Section 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosures and Presentation, revising its disclosure requirements, and carrying forward its presentation requirements. These new sections place increased emphasis on disclosures about the nature of and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and, (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

As a result of the adoption of these standards, additional disclosures on the risks of certain financial instruments have been included in note 3.

(c)

Cash and cash equivalents

Cash and cash equivalents is comprised of cash and highly liquid temporary investments maturing within ninety days from the original dates of acquisition and can be converted to known amounts of cash at anytime, and are held by a Canadian chartered bank.  Included in cash equivalents at September 30, 2008 are temporary investments earning interest between 2.00% and 2.95% and maturing at various dates between October 18, 2008 and September 8, 2009.

(d)

Equipment

Equipment is recorded at cost and amortized using a declining-balance method at rates varying from 20% to 30% annually.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees, and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(f)

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

(g)

Loss per share

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Financial instruments and comprehensive income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale, or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company’s shareholders. Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from operations calculated in accordance with Canadian GAAP.

The Company has no items of other comprehensive income in any period presented. Therefore, net loss as presented in the Company’s statements of operations equals comprehensive loss.

(i)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse. Costs accumulated relating to projects that are abandoned are written-off in the period in which a decision to discontinue the project is made.

All deferred mineral property expenditures are reviewed quarterly, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Mineral properties (continued)

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs will be depleted using the unit-of-production method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves.

The Company is still in the exploration stage and commercial production has not yet commenced. Hence, depletion has not been charged in these financial statements. Commercial production occurs when an asset or property is substantially complete and ready for its intended use.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property is recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

(j)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include the collectability of amounts receivable, balances of accrued liabilities, the fair value of financial instruments, the rates for amortization of equipment, the recoverability of mineral property interests, determination of asset retirement and environmental obligations, valuation allowance for future income tax assets and the determination of the variables used in the calculation of stock-based compensation. While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Integrated foreign operations are translated using the temporal method.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

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

(l)

Asset retirement obligations

The Company’s proposed mining and exploration activities are subject to various laws and regulations for federal and regional jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures that comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction, and normal operation of mining properties, plant and equipment.

The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on a straight-line basis over the estimated life of the asset.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  At present, the Company has determined that it has no material AROs to record in these financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)

Future changes in accounting policies

(i)

Amendments to Section 1400 – Going Concern

CICA Section 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern. The new requirements are effective for the Company for interim and annual financial statements beginning October 1, 2008. The Company is currently evaluating the impact of this new standard.

(ii)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The effective date for the Company is for interim and annual financial statements relating to the Company’s fiscal years beginning on or after October 1, 2011.  The transition date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010 and 2009.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company classified its cash and cash equivalents as held-for-trading; amounts receivable, deposits, and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

3.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy.  In regards to amounts receivable, the Company is not exposed to significant credit risk as they are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as all amounts are held at a single major Canadian financial institution. The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	2008	2007

Guaranteed investment certificates	$ 15,625,315	$ 9,690,324
Bank accounts	2,424,466	500,511
Total	$ 18,049,781	$ 10,190,835

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment grade ratings by a primary ratings agency.

The Company has no asset backed securities.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company maintains sufficient cash and cash equivalents at September 30, 2008 in the amount of $18,049,781 in order to meet short-term business requirements.  At September 30, 2008 the Company had accounts payable and accrued liabilities of $197,027 (2007 - $363,362) and due to related parties of $1,514 (2007 - $3,976), which will be repaid in fiscal 2009.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

3.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

(i)

Interest rate risk

The Company’s cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2008.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk as monetary financial instruments are denominated in Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

(iii)

Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

Net loss and other comprehensive loss for the year ended September 30, 2008 could have varied if the Canadian dollar to Mexican peso foreign exchange rate varied by reasonably possible amounts from their actual balance sheet date values.

The sensitivity analysis of the Company’s exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at September 30, 2008, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexico peso of 11% and the effect on net loss and comprehensive loss.  Monetary financial instruments denominated in Mexican pesos as at September 30, 2008 have been used in these calculations.

Reasonably Possible Changes

CDN $: MXN peso exchange rate variance	11%

Net loss and comprehensive loss	$1,196,691

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

4.  CAPITAL MANAGEMENT

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenues from its mineral properties and, therefore does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company defines its capital as shareholders’ equity.  Capital requirements are driven by the Company’s exploration activities on its mineral properties. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments, and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will continue this financing due to uncertain economic conditions. The Company believes that it has sufficient funds and additional receivables to fund its working capital for the coming year.

There have been no changes to the Company’s approach to capital management during the year.

5.  EQUIPMENT

	2008			2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$37,179	$11,908	$25,271	$32,021	$5,561	$26,460
Office furniture	21,707	6,209	15,498	4,326	433	3,893

	$58,886	$18,117	$40,769	$36,347	$5,994	$30,353

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

6.  MINERAL PROPERTIES

(a)

Capitalized mineral property expenditures are as follows:

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	Other Projects	Total

Balance, September 30, 2006	$115,263	$332,572	$109,989	$135,297	$336,022	$1,029,143

Acquisition costs	-	-	-	-	31,635	31,635

Deferred exploration costs
Mining concessions	-	-	-	6,067	12,288	18,355
Geological services	10,970	295,411	5,876	125,330	119,632	557,219
Tax on surface	1,752	4,189	8,681	5,433	21,968	42,023
Drilling, sampling and testing	25,746	875,608	42,278	243,076	245,583	1,432,291
Geophysical	99,062	249,198	-	-	-	348,260
Fuel and gas	-	5,523	749	10,352	5,891	22,515
Travel	6,733	21,421	1,007	10,729	3,583	43,473
Stationery	-	580	-	200	510	1,290
Miscellaneous	8,958	154,233	(111)	62,188	(32,535)	194,023

Total deferred exploration costs for the year	153,221	1,606,163	58,480	463,375	376,920	2,658,159

Total acquisition and exploration costs for the year	153,221	1,606,163	58,480	463,375	408,555	2,689,794

Mineral properties balance before write down	268,484	1,938,735	168,469	598,672	744,577	3,718,937

Write down of mineral properties	-	-	-	-	(333,846)	(333,846)
Balance, September 30, 2007	$268,484	$1,938,735	$168,469	$598,672	$410,731	$3,385,091

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

6.  MINERAL PROPERTIES (Continued)

(a)

Capitalized mineral property expenditures (continued):

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	La Colorada Project	Other Projects	Total

Balance, September 30, 2007	$268,484	$1,938,735	$168,469	$598,672	$-	$410,731	$3,385,091

Acquisition costs	-	1,322,668	-	-	1,297,697	-	2,620,365

Deferred exploration costs
Geological services	14,330	215,998	2,256	28,288	231,124	48,842	540,838
Tax on surface	8,156	42,882	7,177	17,390	68,596	61,931	206,132
Drilling, sampling, and testing	3,840	3,789,126	-	197,792	616,782	12,713	4,620,253
Technical assistance	7,751	52,526	417	7,019	33,850	15,032	116,595
Leasing	18,545	134,576	-	53,921	221,585	14,771	443,398
Salaries and fees	53,813	365,838	-	23,355	168,017	-	611,023
Miscellaneous	17,794	182,608	251	29,404	77,312	8,413	315,782

Total deferred exploration costs for the year	124,229	4,783,554	10,101	357,169	1,417,266	161,702	6,854,021

Total acquisition and exploration costs for the year	124,229	6,106,222	10,101	357,169	2,714,963	161,702	9,474,386

Mineral properties balance before write down	392,713	8,044,957	178,570	955,841	2,714,963	572,433	12,859,477

Write down of mineral properties	(392,712)	-	(178,569)	(955,840)	-	(572,432)	(2,099,553)
Balance, September 30, 2008	$1	$8,044,957	$1	$1	$2,714,963	$1	$10,759,924

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

6.  MINERAL PROPERTIES (Continued)

(b)

The Company’s mineral property holdings consist of mineral concessions located in Sonora State and Baja California, Mexico. Descriptions of specific concession groups are as follows:

(i)

Caborca Project

The Caborca area project consists of three non-contiguous concessions, namely the Pitalla, Martha and Diana concessions, located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

On December 1, 2006, the Company signed an agreement with Inmet Mining Corp. (“Inmet”) to explore the Company’s Caborca Project.  The Company had granted Inmet an option to earn 70% of the Caborca Project in return for payments of $250,000 and exploration expenditures of $5,000,000 over four years.  Upon completion of due diligence, Inmet paid $50,000 and committed to $100,000 in exploration expenditures by June 2007. An extension on the deadline for expending $100,000 in exploration expenditures was issued by the Company to Inmet, and expended during 2008.  Upon earning the 70% interest, a joint venture would have been formed with each party paying their pro-rata share of ongoing expenses.

Inmet has defaulted on the terms of the agreement and the Company has decided not to pursue this property and, accordingly, the Company has written down $392,712 in acquisition and exploration expenditures at September 30, 2008.

(ii)

San Antonio Project (Las Colinas)

San Antonio (formerly Las Colinas) consists of two concessions, Cirio and Emily, located in the state of Baja California Sur, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

During 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining-exploration concessions located in the state of Baja California Sur, Mexico.  The concessions were acquired for a cash payment of $11,250 (paid) and the issuance of 25,000 common shares of the Company valued at $71,500.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

6.  MINERAL PROPERTIES (Continued)

(b)

(continued)

(ii)

San Antonio Project (Las Colinas) (continued)

On July 3, 2008, the Company acquired a group of adjacent concessions in the San Antonio district.  The three concessions were acquired for a cash payment of $1,241,568 (paid) and subject to a variable 1% to 3% net smelter royalty.

(iii)

Texson Project

The Texson Project consists of three concessions, namely Texson Fraction 1, 2 and 3, and is located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

The Company has decided not to pursue this property and, accordingly, has written down $178,569 in acquisition and exploration expenditures at September 30, 2008.

(iv)

Daniel Project

The Daniel Project consists of five concessions, Daniel 1, Daniel 2, Daniel 3, Daniel 4 and Daniel 7, and is located in Sonora State, Mexico.  The concessions are 100% owned by Pitalla and are in good standing.

The Company has decided not to pursue this property and, accordingly, has written down $955,840 in acquisition and exploration expenditures at September 30, 2008.

(v)

La Colorada Project

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property.  The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1million ($1,085,518 – paid), followed by additional payments of US$1,100,000 on or before October 22, 2008 and US$550,000 on or before October 22, 2009.  Subsequent to year-end the Company amended this agreement (note 14(b)).

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

6.  MINERAL PROPERTIES (Continued)

(b)

(continued)

(v)

La Colorada Project (continued)

On February 12, 2008, the Company entered into an option agreement whereby they acquired the right to purchase three additional mineral concessions totalling 852 hectares for a total price of US$800,000 ($102,491 paid).  The remaining US$700,000 is due as follows:

US$100,000 – February 12, 2009

US$100,000 – February 12, 2010

US$160,000 – February 12, 2011

US$160,000 – February 12, 2012

US$180,000 – February 12, 2013

On August 14, 2008, the Company acquired six mineral concessions totalling 218 hectares for $109,688 (paid).

(vi)

Other Projects

a.

Mel-Manuel Project

The Mel-Manuel Project consists of two non-contiguous concessions, the Mel and Manuel, located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

b.

Valenzuela Project

The Valenzuela Project consists of three contiguous concessions, the El Valle, San Martin and San Martin Extension, located in Sonora State, Mexico.  The concessions are 100% held by Pitalla and are in good standing.

c.

Cochis Project

The Cochis Project consists of a single concession, the El Toro, which was staked by the Company in July 2004 and remains in good standing.  The property is located 70 kilometres northeast of Hermosillo in Sonora State, Mexico.

d.

Juliana Project

On January 9, 2007, the Company signed an agreement to acquire a 100% interest in the Juliana Project located at Mulatos-La India Camp, Sonora, Mexico.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

6.  MINERAL PROPERTIES (Continued)

(b)

(continued)

(vi)

Other Projects (continued)

e.

La Cien Project

The La Cien Project consists of a single concession, which was staked by the Company in January 2005. The concession is held 100% by Pitalla and is in good standing.

f.

Glor Project

The Glor Project consists of a single concession, which was staked by the Company in June 2007. The concession is held 100% by Pitalla and is in good standing.

g.

El Caribe Project

The El Caribe Project consists of a single concession, which was staked by the Company in September 2007. The concession is held 100% by Pitalla and is in good standing.

h.

Pitalla 3

Pitalla 3 consists of one concession. The concession constitutes 95% of the total project, is held 100% by Pediment Mexico and is in good standing.

The Company has decided not to pursue the above properties and, accordingly, has written down $572,432 (2007 - $333,846) in acquisition and exploration expenditures at September 30, 2008.

(c)

On September 29, 2005, the Company acquired 100% of the issued and outstanding shares of Pitalla, a non-reporting Mexican company, which owns or has rights to acquire various mining properties, concessions and prospects in Mexico.

In consideration of the acquisition, the Company issued 5,399,998 common shares to the vendors at a price of $0.075 per share for a total value of $405,000 pursuant to a letter of intent dated July 29, 2004. As part of a finder’s fee arrangement, 150,000 additional common shares were issued to the agents. In addition, 2,500,000 common shares may be issuable prior to December 31, 2011 if an aggregate of one million ounces of gold or gold equivalents are determined to be situated on three or fewer of the acquired properties, of which 500,000 ounces or equivalent must be in a single property.  Subsequent to September 30, 2008 the Company issued the 2,500,000 common shares (note 14(c)) valued at $1,175,000.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

6.  MINERAL PROPERTIES (Continued)

(c)

(continued)

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

Pitalla holds interests in mineral concessions as described in note 6(b).

(d)

Realization of assets

The investment in and expenditures on mineral properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

(e)

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

6.  MINERAL PROPERTIES (Continued)

(f)

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

7.  SHARE CAPITAL

(a)

Authorized - Unlimited number of common shares without par value

(b)

Escrow shares

As at September 30, 2008, a total of 442,556 common shares were held in escrow, and were released from escrow on October 8, 2008 (note 14(a)).

During the year ended September 30, 2008, the Company cancelled 426,667 common shares previously held in escrow.  Accordingly, the weighted average per common share amount of share capital attributed to the cancelled shares of $605,867 has been allocated to contributed surplus.

(c)

Private placements and shares issued for property

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

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

7.  SHARE CAPITAL (Continued)

(c)

Private placements and shares issued for property (continued)

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

(v)

On May 2, 2007, the Company completed a non-brokered private placement and issued 514,000 units at a price of $0.85 per unit, for gross proceeds of $436,900.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $1.05 per share on or before November 2, 2008. Share issuance and certain closing costs of $14,762 were incurred by the Company in respect of this placement.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

7.  SHARE CAPITAL (Continued)

(c)

Private placements and shares issued for property (continued)

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

(vii)

During the year ended September 30, 2007, a total of 10,000 common shares were issued to acquire mineral property data relating to one of the Company’s mineral concessions. The fair value of these shares, based upon their market value at the time of issue, was $8,600.

(viii)

On December 3, 2007, the Company completed a non-brokered private placement and issued 5,849,300 units at a price of $3.00 per unit, for gross proceeds of $17,547,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share on or before June 3, 2009.  As part of the finder’s fee arrangement, $425,520 in cash was paid, and 101,000 additional units, valued at the same amount as the placement units, were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each unit having the same terms as the units described above. In addition, 261,965 finder’s warrants were issued with a fair value of $240,851, each exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009. Other cash share issuance costs of $65,524 were incurred by the Company through the private placement.

(ix)

During the year ended September 30, 2008, a total of 25,000 common shares were issued to acquire mineral property data relating to one of the Company’s mineral concessions.  The fair value of these shares based upon their market value at the time of issue was $71,500.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

7.  SHARE CAPITAL (Continued)

(d)

Stock options

Pursuant to the policies of the TSX Venture Exchange, under the Company’s stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant for a maximum term of five years. The board of directors may grant options for the purchase of up to a total of 10% of the outstanding shares at the time of the option grant less the aggregate number of existing options and number of common shares subject to issuance under outstanding rights that have been issued under any other share compensation arrangement. Options granted under the plan may vest over a period of time at the discretion of the board of directors.

A summary of the status of the Company’s outstanding and exercisable stock options at September 30, 2008 and 2007 and changes during the years then ended is as follows:

	Outstanding	Exercisable	Weighted Average Exercise Price

Balance, September 30, 2006	2,920,000	1,728,750	$0.60
Exercised	(475,000)	(475,000)	$0.57
Vested in year	-	912,500	$0.64
Forfeited	(285,000)	(217,500)	$0.58
Cancelled	(510,000)	(510,000)	$0.63
Granted	850,000	356,250	$0.86

Balance, September 30, 2007	2,500,000	1,795,000	$0.72
Exercised	(1,041,250)	(1,041,250)	$0.67
Vested in year	-	611,250	$0.80
Forfeited	(156,250)	(112,500)	$1.74
Granted	2,340,000	2,140,000	$2.15

Balance, September 30, 2008	3,642,500	3,392,500	$1.61

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

7.  SHARE CAPITAL (Continued)

(d)

Stock options (continued)

The following summarizes information about options outstanding at September 30, 2008 and 2007:

	Exercise	Number of Options
Expiry Date	Price	2008	2007

February 1, 2008	$0.77	-	75,000
February 1, 2009	$0.80	-	50,000
April 4, 2009	$0.85	80,000	100,000
February 12, 2010 *	$0.60	150,000	275,000
July 21, 2010	$0.50	25,000	195,000
July 21, 2010	$0.63	290,000	360,000
February 1, 2011	$0.60	-	200,000
April 25, 2011	$0.80	415,000	465,000
August 2, 2011	$0.55	230,000	380,000
February 12, 2012	$0.60	50,000	50,000
March 23, 2012	$0.73	37,500	75,000
April 27, 2012	$0.78	50,000	100,000
August 7, 2012	$1.50	-	175,000
October 25, 2012 **	$1.88	400,000	-
November 16, 2012 ***	$3.00	815,000	-
June 17, 2013	$1.60	1,100,000	-

		3,642,500	2,500,000

* On December 29, 2008, 62,500 of these options were forfeited.

** These stock options were cancelled on December 12, 2008.

*** On November 26, 2008, 70,000 of these stock options were forfeited; the remaining 745,000 were subsequently cancelled on December 12, 2008.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

7.  SHARE CAPITAL (Continued)

(e)

Warrants

At September 30, 2008, the Company has outstanding warrants to purchase an aggregate 5,398,348 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2007	Issued	Exercised	Expired	Outstanding at September 30, 2008

$1.00	September 30, 2008	715,834	-	(695,834)	(20,000)	-
$1.05	November 2, 2008 *	257,000	-	(25,000)	-	232,000
$2.00	February 21, 2009	2,055,250	-	(257,191)	-	1,798,059
$2.05	February 21, 2009	307,200	-	(176,026)	-	131,174
$3.75	June 3, 2009	-	2,975,150	-	-	2,975,150
$3.80	June 3, 2009	-	261,965	-	-	261,965

		3,335,284	3,237,115	(1,154,051)	(20,000)	5,398,348

* These warrants expired unexercised subsequent to September 30, 2008.

At September 30, 2007, the Company has outstanding warrants to purchase an aggregate 3,335,284 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2006	Issued	Exercised	Expired	Outstanding at September 30, 2007

$0.35	December 31, 2006	300,000	-	(300,000)	-	-
$0.60	March 29, 2007	1,893,221	-	(1,771,330)	(121,891)	-
$0.80	March 31, 2007	856,750	-	(721,750)	(135,000)	-
$0.91	March 17, 2007	1,517,074	-	-	(1,517,074)	-
$0.91	April 25, 2007	434,959	-	(389,834)	(45,125)	-
$1.00	September 30, 2008	-	817,501	(101,667)	-	715,834
$1.05	November 2, 2008	-	257,000	-	-	257,000
$2.00	February 21, 2009	-	2,055,250	-	-	2,055,250
$2.05	February 21, 2009	-	307,200	-	-	307,200

		5,002,004	3,436,951	(3,284,581)	(1,819,090)	3,335,284

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

7.  SHARE CAPITAL (Continued)

(f)

Shares reserved for issuance at September 30, 2008 and 2007

	2008	2007

Outstanding at September 30	41,382,069	33,638,135
Stock options (note 7(d))	3,642,500	2,500,000
Warrants (note 7(e))	5,398,348	3,335,284

Fully diluted at September 30	50,422,917	39,473,419

(g)

Option compensation

(i)

The fair value of stock options granted, and which vested to directors, employees and consultants, is broken down as follows:

	2008	2007	2006

Salaries – Employees/Directors	$3,028,069	$536,950	$287,838
Consultants	1,303,496	97,416	273,750
	$4,331,565	$634,366	$561,588

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007	2006

Risk-free interest rate	3.90%	3.61%	4.13%
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	78.99%	60.71%	112.54%
Expected option life in years	5.00	3.53	3.80

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

7.  SHARE CAPITAL (Continued)

(g)

Option compensation (continued)

(ii)

The fair value of warrants issued as finder’s fees in the amount of $240,851 (2007 - $157,318) and included in share issue costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007

Risk-free interest rate	3.98%	3.46%
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	75.0%	77.45%
Expected option life in years	1.5	1.5

8.  INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2008	2007	2006

	32.16%	34.12%	34.12%
Income tax benefit computed at average statutory rates	$2,505,461	$890,022	$541,581
Non-deductible stock-based compensation	(1,392,815)	(216,446)	(191,614)
Deductible foreign mineral property expenditures	1,904,831	507,451	-
Write-down of mineral properties	(592,129)	-	-
Other permanent differences	(110,358)	57,984	-
Foreign tax rate difference	(258,498)	(118,706)	-
Temporary differences	(2,080)	(114,245)	(40,480)
Unrecognized tax losses	(1,988,842)	(1,006,060)	(309,487)

Future income tax expense	$65,570	$-	$-

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

8.  INCOME TAXES (Continued)

The significant components of the Company’s future income tax assets and liabilities as at September 30, 2008 and 2007 are as follows:

	2008	2007

Future income tax assets (liability)
Non-capital losses carried forward	$1,229,540	$2,135,230
Net capital losses carried forward	619,725	813,270
Share issuance costs	206,203	201,180
Unused cumulative foreign exploration and development expenditures	1,127,970	715,799
Unused cumulative Canadian exploration and development expenditures	1,925,830	2,527,282
Equipment	983	490

	5,110,251	6,431,361
Valuation allowance	(5,110,251)	(6,431,361)
	-	-
Non-capital loss carried forward in Mexico	3,258,080	-
Excess of book value over tax value of mineral properties in Mexico	(3,323,650)	-
Future income taxes, net	$(65,570)	$-

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

8.  INCOME TAXES (Continued)

At September 30, 2008, the Company has approximate non-capital losses of $16,365,000 in Canada and Mexico that may be carried forward to apply against future years’ income. These losses expire as follows:

	Canada	Mexico	Total

2009	$660,000	$-	$660,000
2010	85,000	-	85,000
2012	-	66,000	66,000
2013	-	40,000	40,000
2014	-	29,000	29,000
2015	585,000	27,000	612,000
2016	-	106,000	106,000
2017	-	5,147,000	5,147,000
2018	-	6,221,000	6,221,000
2026	1,070,000	-	1,070,000
2027	1,357,000	-	1,357,000
2028	972,000	-	972,000

	$4,729,000	$11,636,000	$16,365,000

The Company also has $4,767,000 of net capital losses available to apply against future capital gains in Canada. The tax benefit of the above losses has not been recorded in these financial statements as a full valuation allowance has been provided for these future tax assets.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

9.  RELATED PARTY TRANSACTIONS

(a)

The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

Amounts due from officers and companies with common directors arose as a result of advances made by the Company for travel and other expenses in respect of ongoing exploration of the Company’s properties and recoveries of rent for shared office space. Amounts due to officers result from unpaid consulting fees.

(b)

Consulting fees in the amount of $406,108 (2007 - $236,215 and 2006 - $176,352) were paid/payable to officers of the Company.  In addition, reimbursement of expenses were paid to officers totalling $13,251 (2007 - $25,196 and 2006 - $27,473).

(c)

A bonus was paid to an officer of the Company in the amount of $250,000 (2007 - $nil and 2006 - $nil) and included in salaries expense.

(d)

Rent of $10,350 was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

10.  SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007	2006

Non-cash transactions for the years ended
September 30
Shares issued for mineral property	$71,500	$8,600	$-
Accounts payable related to mineral properties	$62,614	$280,976	$57,374
Other supplemental cash flow information:
Cash paid during the year for
Interest expense	$-	$4,190	$-
Income tax expense	$-	$-	$-

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

11.  SEGMENT DISCLOSURES

The Company operated in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico.  All current exploration activities are conducted in Mexico.  The capital assets (including mineral properties) and total assets identifiable with these geographic areas are as follows:

	2008	2007

Capital assets (including mineral properties)
Canada	$13,232	$5,190
Mexico	10,787,461	3,410,254

	$10,800,693	$3,415,444

Total assets
Canada	$18,416,369	$10,126,566
Mexico	11,366,190	3,800,454

	$29,782,559	$13,927,020

12.  COMMITMENTS

The Company has a commitment with respect to its premises operating lease. The minimum lease payments required under such leases are payable as follows:

2009	$49,955
2010	41,520
2011	41,520
2012	27,680

$160,675

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

(a)

Recent accounting pronouncements

(i)

Statement of Financial Accounting Standards (“SFAS”) 157, Fair Value Measurements. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company’s consolidated financial statements.  SFAS 157-2 defers the Statement’s effective date for certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those years. The adoption of SFAS 157-2 is not expected to have an impact on the Company’s consolidated financial statements.

(ii)

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

(iii)

SFAS No. 141(R), Business Combinations, is to replace SFAS No. 141, Business Combinations. The new statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations. The new standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The new statement improves the comparability of the information about business combinations provided in financial reports. SFAS No.141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The adoption of this statement is not expected to have a significant impact on the Company’s consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(b)

Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures are capitalized (note 2(i)).  Under US GAAP, exploration costs are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties are measured periodically for recoverability of carrying values.

(c)

Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

(d)

Income taxes

Under Canadian GAAP, deferred tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(e)

Reconciliation of total assets, liabilities and shareholders’ equity

	2008	2007

Total assets for Canadian GAAP	$29,782,559	$13,927,020
Adjustments to US GAAP – deferred
expenditures	(8,107,361)	(2,974,250)

Total assets for US GAAP	$21,675,198	$10,952,770

Total liabilities for Canadian and US GAAP	$264,111	$367,338

Total equity for Canadian GAAP	29,518,448	13,559,682
Adjustments to US GAAP – deferred
expenditures	(8,107,361)	(2,974,250)

Total equity for US GAAP	21,411,087	10,585,432

Total equity and liabilities for US GAAP	$21,675,198	$10,952,770

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(f)

Reconciliation of net loss:

	2008	2007	2006

Net loss per Canadian GAAP	$7,791,824	$2,608,504	$1,587,282
Expenditures on mineral properties	6,854,021	2,658,159	618,302
Write down of exploration costs	(1,720,910)	(302,211)	-

Net loss per US GAAP	$12,924,935	$4,964,452	$2,205,584

Loss per share in accordance
with Canadian GAAP	$0.20	$0.10	$0.08
Total differences	0.13	0.08	0.03

Loss per share in accordance
with US GAAP	$0.33	$0.18	$0.11

Weighted average number of
common shares outstanding	39,493,045	26,941,138	20,382,356

(g)

Comprehensive loss

	2008	2007	2006

Net loss per US GAAP	$12,924,935	$4,964,452	$2,205,584
Other comprehensive income (loss)	-	-	-

Comprehensive loss per US GAAP	$12,924,935	$4,964,452	$2,205,584

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(h)

Statements of cash flows

	2008	2007	2006

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(1,873,977)	$(1,785,016)	$(1,161,955)
Adjustments to net loss involving use of cash
Write off of expenditures on mineral properties	(7,000,883)	(2,457,592)	(560,928)

Net cash used in operating activities of continuing operations in accordance with US GAAP	(8,874,860)	(4,242,608)	(1,722,883)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(9,643,787)	(2,463,824)	(593,423)
Reclassification of expenditures on mineral properties	7,000,883	2,457,592	560,928

Net cash used in investing activities of continuing operations in accordance with US GAAP	(2,642,904)	(6,232)	(32,495)

Net cash flows from financing activities of continuing operations in accordance with Canadian and US GAAP	19,360,616	9,796,655	6,018,906

Foreign exchange effect on cash in accordance with Canadian and US GAAP	16,094	(31,749)	(869)
Net increase in cash and cash equivalents in accordance with Canadian and US GAAP	7,858,946	5,516,066	4,262,659
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	10,190,835	4,674,769	412,110

Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$18,049,781	$10,190,835	$4,674,769

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

14.  SUBSEQUENT EVENTS

In addition to those subsequent events disclosed elsewhere:

(a)

On October 8, 2008, 442,556 common shares were released from escrow.

(b)

On November 26, 2008, the Company amended the original option agreement (note 6(b)(v)) and entered into a revised purchase agreement and option to purchase agreement in regards to the La Colorada Project.

Pursuant to the revised purchase agreement, the Company will acquire all concessions except the Sonora IV concession agreed to under the original option agreement by making one further payment of US$825,000 (paid), for a total purchase price of US$1.925 million, and granted a net smelter return royalty of 3% if open-pit mined or of 2% if underground mined.  The 2% net smelter return royalty on underground production can be purchased by the Company at any time for US$300,000 ($317,970).

The option to purchase agreement grants the Company the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009 at a deemed price of $0.50 per share.

(c)

On December 4, 2008, the Company issued 2,500,000 common shares valued at $0.47 per share based on market rate pursuant to an agreement to acquire its interest in Pitalla for a total value of $1,175,000, which will be allocated to mineral properties.

(d)

On December 12, 2008, the Company granted 1.27 million stock options exercisable for a period of five years from the date of grant at an exercise price of $0.60 per option.

(e)

On January 5, 2009, 12,500 stock options were exercised at $0.55 per share for gross proceeds to the Company of $6,875.

15.  COMPARATIVE FIGURES

Certain of the prior years’ comparative figures have been reclassified to conform to the current year’s presentation.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd.; SEC File Number 000-52509

Registrant

Dated: March 30, 2009                                            By /s/ Gary Freeman

                                                                                           Gary Freeman, President/CEO/Director