Form 20-F/A
period 2008-09-30
Pediment Gold Corp.
filed 2009-06-10
CIK 1348909

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Amendment No. 1

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended September 30, 2008

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

Pediment Gold Corp. (the “Company”) is a mineral exploration company whose main focus is on exploring two gold projects in Mexico to production: San Antonio Gold (Baja California Sur) and La Colorada Gold/Silver (Sonora). In addition, Pediment also has eleven exploration projects in Sonora Mexico: Caborca Copper/Gold; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; Manuel/Mel Gold; Texson Gold; Nopal Gold; and Valenzuela Silver, Caribe and Roja.

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

4.B.  BUSINESS OVERVIEW

Pediment Gold Corp. (the “Company”) is a mineral exploration company whose main focus is exploring two gold projects in Mexico to production: San Antonio Gold (Baja California Sur) and La Colorada Gold/Silver (Sonora). In addition, Pediment also has eleven exploration projects in Sonora Mexico: Cabora Copper/Gold; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; Manuel/Mel Gold; Texson Gold; Nopal Gold; and Valenzuela Silver, Caribe and Roja.

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

Exploration Efforts

The Company’s primary focus for exploration had been the San Antonio, Daniel, Caborca properties; however, La Colorada also became important. Pediment will now focus more on exploring the San Antonio and La Colorada projects.

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

Caborca Copper Project

On November 30, 2006, the Company signed an agreement with Inmet Mining Corp. allowing Inmet to explore for copper gold porphyry deposits on Pediment’s Caborca project. The agreement allowed Pediment to continue to focus work and financial expenditures on gold dominated project acquisition and exploration  of its extensive gold and silver holdings while Inmet funded exploration for porphyry-type mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. The best intercept of drilling was drillhole LB-04 with 16.0 metres of 2.46 grams per tonne gold and 1.04 percent copper.

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

In October 2006, the Company reported on assays received for three drill holes (LB-01, LB-02 and LB-04) testing the Lista Blanca target.  The Lista Blanca target, located south of the city of Caborca in northwestern Sonora State, is an outcropping with linear hydrothermal breccia containing zones of high copper and gold content.  The drilling was designed to test its potential contained resource, and to determine whether it may indicate the presence of a related porphyry copper-gold system in adjacent pediment-covered areas where a Reconnaissance Induced Polarization (RIP) program generated two large areas of geophysical anomalies earlier this year.  The zone drilled is concluded to be an entirely hydrothermal breccia, and essentially an elongated “breccia pipe” created by multiple internal stages of hydrothermal breccia development.  Breccia pipes of this sort are a common feature in a number of porphyry copper type systems.  The mineralization encountered is in oxide form with minor bornite.  Drilling results to date identified higher gold mineralization than anticipated.  Current results seem to show that shorter intervals of higher grades are closer to surface while longer intervals of lower grades are seen at depth.  Granodiorite porphyry dikes intrude the breccia and are locally brecciated themselves.  The best copper and gold mineralization is close to the dikes which are also irregularly altered and mineralized with copper.  The dikes seem to be characteristic of porphyry-copper related intrusives and occur most frequently in drill intercepts from the area of LB-04 and northwesterly for 500-600 meters.  The nearest drill holes to LB-04 are LB-5 located 90 meters southeast (assays pending), and LB-02 located 350 meters northwest.  The company plans to continue working in the area as we feel there is additional information required to properly assess the project.  After we receive the balance of the drill assays the company will then create the next stage of the exploration plan.  Additional assays will be made available in due course.

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

In November 2006, the Company provided an update of its exploration activities in Northwestern Mexico.  During the past quarter, Pediment had greatly expanded its technical staff, adding three geologists and numerous field assistants and outside specialist consultants.  The Company is and expects to continue to be active on several projects simultaneously for the foreseeable future.  Pediment is subject to the same delays in receiving assay and analytical results that plague the entire sector but will press ahead with field-work while results are awaited.  With over 4000 samples in or en route to the lab and new sampling programs ongoing, the Company will have a heavy reporting schedule going forward.  Sample preparation and shipping has been completed for the nine-hole drill program on the Lista Blanca zone at the Caborca copper project.  Results for the first three holes were reported earlier and the remainder will be released as soon as available.  One of the most significant findings from this drill program was a reclassification of the Lista Blanca zone as hydrothermal breccia and the presence of porphyry dykes hosting or proximal to areas of higher copper and gold grades.  Pediment believes these findings enhance the potential of the large porphyry targets beneath the valley to the east and southeast of Lista Blanca ridge.  A follow-up program to pursue these targets is being explored.  Mechanical trenching has begun at the Daniel project on the Mojave-Sonora Megashear.  Trenches are being cleaned, mapped and sampled while the bulldozer and excavator work on creating new exposures.  Ten or more large trenches are planned at Daniel, after which the equipment will move to the Texson project.  Trenching at Texson is designed to assess the Texson Ridge silver target, a 700-meter long silver in soil anomaly discovered by Pediment earlier this year.  Both of these trenching programs should be finished and results reporting begun before year end.  At Baja Sur, a geophysical crew from Durango Geophysics of Durango Colorado is mobilizing and will start in December 2006 on a pole-dipole Induced Polarization (IP) survey to the north of the Company’s existing Colinas resource.  This survey will define and extend the Reconnaissance IP anomalies generated earlier this year.  The survey will be conducted on a number of the lines that were recently soil sampled by Pediment.  Results of the survey will be combined with geochemical results from 3600 soil samples currently in the lab.  It is expected that a number of new drill targets will be defined by these programs.  Testing will focus on both flat lying shears and steeper feeder structures that are expected to yield higher grades.

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

Fiscal 2008 Ended September 30, 2008 vs. Fiscal 2007

Operating expenses increased to $6,809,169 from $2,132,635. The increase is due to a $3,697,199 increase in stock-based compensation which increased from $634,366 in 2007 to $4,331,565 in 2008.  Consulting fees increased in 2008 as the Company increase the level of consultants retained in order to advance the Company’s exploration. Legal and audit fees increased as the Company incurred additional legal expenses due to the La Colorada acquisition and the additional concessions surrounding the San Antonio project and developing and testing its internal controls in order to meet the requirements under the Sarbanes-Oxley Act.

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

Fiscal 2006 Ended September 30, 2006 vs. Fiscal 2005

The Company is a natural resource company engaged in the evaluation, acquisition, and exploration of resource properties in Mexico.  The goals of the Company are to identify and develop mineral resource targets.  The Company is in the exploration stage as its properties have not reached commercial production and none of its properties are beyond the advanced exploration stage.  The Company has financed its current operating and exploration activities principally by the issuance of common shares.

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

Results of Operations

The Company currently has no producing properties and consequently no operating income or cash flow.  The Company’s accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to defer all costs of acquiring natural resource properties and their related exploration costs until the property to which they relate is placed into production, sold or abandoned.  At that time, capitalized costs are either depleted using the unit-of-production method over the useful life of the ore-body, following the commencement of production or written off it the property is sold or abandoned.

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

---  Nothing Responsive to Disclose ---

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

John Seaman, Chief Financial Officer since April 2007, has also been the Chief Financial Officer of Premier Gold Mines Limited, a mineral exploration company, since August, 2006. From 1992 to July 2008, he served as the Controller for Apex Investigation & Security Inc. (private security firm) and currently serves as its President and Chief Executive Officer. Mr. Seaman serves as an independent director of several TSXV listed companies, including Valor Ventures Inc., Skybridge Development Corp., Galena Capital Corp., and MBMI Resources Inc. From October 8, 2002 to May 11, 2007, Mr. Seaman served as the Chief Financial Officer of Wolfden Resources Inc., a mineral exploration company listed on the TSX. Mr. Seaman received a Bachelor of Education degree from Lakehead University in April 1993 and a Bachelor of Science degree in April 1990.

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

a. Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

b. Interest rate risk

The Company’s cash and cash equivalents consist of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2008.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

c. Foreign currency risk

The Company is exposed to foreign currency risk as monetary financial instruments are denominated in Mexican pesos.  The Company has not entered into any foreign currency contracts to mitigate this risk.

d. Other price risk

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

Reasonably Possible Changes

CDN$: MXN peso exchange rate variance	11%

Net loss and comprehensive loss	$1,196,691

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

           --- Nothing Responsive to Disclose ---

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

During the period covered by this annual report, management assessed the Company’s internal controls, accounting controls/financial reporting and IT controls. Management was aggressive in formulating and implementing remediation actions to address the deficiencies that were identified prior to yearend.  Corrective actions implemented by management in 2008 include the formation of corporate governance policies, expense approval procedures refined, and IT access controls were implemented.  There was no remaining material weaknesses identified that had not been mitigated by compensating controls at the end of the fiscal year 2008.

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

            --- Nothing Responsive to Disclose ---

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

       --- Refer to Exhibit No. 1 ---

3.   Voting Trust Agreements:  No Disclosure Necessary

4.   Material Contracts:

   a.  Letter of Intent regarding acquisition of Pitalla, dated 7/29/2004

   b.  Acquisition Agreement for Pitalla, dated 6/22/2005

   c.  Management Agreement with Gary Freeman, dated 2/1/2006

   d.  Consulting Agreement with Melvin Herdricks, dated 5/15/2006

   ---“a” thru “d” incorporated by reference to Form 20-FR Registration Statement, as amended---

   e.  Purchase and Sale Agreement of La Colorada Mining Operation,

       dated 11/16/2008 (incorporated by reference to Form 6-K, dated 6/9/2009)

   f.  Exploration, Promise to Sell and Option to Purchase Mining Concession

       Agreement with  Exploraciones La Colorada, S.A. de C.V.,

       dated 11/26/2008 (incorporated by reference to Form 6-K, dated 6/9/2009)

   g.  Consulting Agreement with Gary Freeman, dated 1/1/2009

       (incorporated by reference to Form 6-K, dated 6/9/2009)

   h.  Consulting Agreement with Scott Kelly, dated 4/10/2008

       (incorporated by reference to Form 6-K, dated 6/9/2009)

   i.  Consulting Agreement with Melvin Herdrick, dated 1/1/2008

       (incorporated by reference to Form 6-K, dated 6/9/2009)

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

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

1.  NATURE OF OPERATIONS

The Company is governed under the Business Corporations Act (British Columbia) and is engaged in the business of the acquisition of, exploration for, and development of mineral properties.

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

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(b)

Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures are capitalized (note 2(i)).  Under US GAAP, exploration costs are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent development costs of the property would be capitalized.  The capitalized costs of such properties are measured periodically for recoverability of carrying values.

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

Pediment Exploration Ltd.; SEC File Number 000-52509

Registrant

Dated: June 10, 2009                                            By /s/ Gary Freeman

                                                                                           Gary Freeman, President/CEO/Director