Form 20-F/A
period 2008-09-30
Pediment Gold Corp.
filed 2009-10-02
CIK 1348909

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Amendment No. 2

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

BUSINESS OF PEDIMENT GOLD CORP.

Pediment Gold Corp. (the “Company”) is a mineral exploration company with thirteen gold/silver/copper projects in Mexico: San Antonio Gold; La Colorada; Caborca Copper-Gold; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; Manuel/Mel Gold; Texson Gold; and Valenzuela Silver; and Nopal Gold. Its focus is to explore gold assets in Mexico, with its main focus being on the San Antonio Project in the Baja and the La Colorada project in Sonora.  The Company anticipates expending CDN$3.5 million on property acquisition/exploration during Fiscal 2009.  Refer to ITEM #4B for a more detailed discussion of the acquisition/exploration activities with respect to these interests.  Refer to ITEM #4D for a more detailed discussion of the obligations and rights with respect to these interests.

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

Plan Of Operations

Source of Funds for Fiscal 2009 Ending 9/30/2009

The Company’s primary source of funds since incorporation has been through the issuance of equity and borrowing.  Currently the Company does not have operating revenues, and the Company anticipates generating no revenue during Fiscal 2009.  As of 9/30/2008 and 12/31/2008, respectively, the Company had working capital of $18.8 million and $16.9 million.  As of 3/20/2009, 3,052,500 outstanding stock options with an average exercise price of $0.94 if exercised, would raise an additional $3,045,575. As of 3/20/2009, 3,237,115 outstanding share purchase warrants with an average exercise price of $3.75 if exercised, would raise an additional $12,152,279. There is no guarantee that the warrants or the options will be exercised.  The Company has had discussions with third parties about additional equity offerings; but the talks as of 3/20/2009 were preliminary.  Management believes that the cash the Company currently has on hand is sufficient to fund its planned expenditures and commitments through the end of Fiscal 2009 and Fiscal 2010.  As the Company chooses to proceed on additional exploration programs on its mineral projects, it probably will need to raise additional funds for those expenditures.

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

The 5000-hectare Glor Concession is located 15 kilometers northeast of the city of Caborca, on the west flank of Cerro El Alamo.  Historic work has been confined to four main zones, two of which include a cluster of old mine prospects: Liebre zone, San Jose zone, Cinco Amigos, and San Francisco-Bolina zone.  The prospect consists of numerous pits, shafts, and tunnels in the south side of Cerro El Alamo except San Jose that is located in shallow pediment cover.  The old workings targeted gold in high angle structures (veins) seeking higher-grade material.  These will be investigated; though the primary target for the Company is larger disseminated zones in flat lying thrust faults -- the same target deposit type PEZ is exploring for on other Mojove-Sonora Megashear projects.  It is expected that these flat lying faults will occur below pediment cover and they will be explored for using pediment geochemistry and geophysics.  Mineralization at Glor and Chanate are hosted by a Mesozoic aged sedimentary sequence that is divided into a lower mudstone unit and an upper unit containing sandstone and conglomerate.

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

Fiscal 2006 Ended September 30, 2006 vs. Fiscal 2005

The Company is a natural resource company engaged in the evaluation, acquisition, and exploration of resource properties in Mexico.  The goal of the Company is to identify mineral resource targets.  The Company is in the exploration stage as its properties have not reached commercial production and none of its properties are beyond the advanced exploration stage.  The Company has financed its current operating and exploration activities principally by the issuance of common shares.

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

The Company spent the first year, to year and a half of existence on expanding the Company’s Mexican subsidiary.  The Company now has an active office in Mexico with four geologists, and full bookkeeping and accounting capabilities.  The Company has consolidated all its property information into its new Mexican office.  Over the past year, the Company has successfully moved four of its seven properties out of their grass roots status into nearing the drilling stage.  The Company continues to advance these projects and expects to move additional projects into the drilling stage either through joint ventures or its own work programs, over the next four months.

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

During the period covered by this annual report, management assessed the Company’s internal controls, accounting controls/financial reporting and IT controls. Management was aggressive in formulating and implementing remediation actions to address the deficiencies that were identified prior to year-end.  Corrective actions implemented by management in 2008 include the formation of corporate governance policies, expense approval procedures refined, and IT access controls were implemented.  There was no remaining material weaknesses identified that had not been mitigated by compensating controls at the end of the fiscal year 2008. The implementation of these compensating controls did not materially affect the Company’s internal control over financial reporting.

Other than disclosed above, there have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.  Nor have there been any corrective actions with regard to deficiencies or material weaknesses.

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

   a.  Letter of Intent regarding acquisition of Pitalla, dated 7/29/2004

   b.  Acquisition Agreement for Pitalla, dated 6/22/2005

   c.  Management Agreement with Gary Freeman, dated 2/1/2006

   d.  Consulting Agreement with Melvin Herdricks, dated 5/15/2006

   ---“a” thru “d” incorporated by reference to Form 20-FR Registration Statement   filed 3-20-2007, as amended---

       (Exhibits 4.a through 4.d in Registration Statement)

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

15.  Additional Exhibits:   No Disclosure Necessary

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

Pediment Exploration Ltd.; SEC File Number 000-52509

Registrant

Dated: October 2, 2009                                            By /s/ Gary Freeman

                                                                                           Gary Freeman, President/CEO/Director