Form 20-F
period 2010-09-30
Pediment Gold Corp.
filed 2010-12-29
CIK 1348909

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended September 30, 2010

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number 000-52509

Pediment Gold Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

789 West Pender Street, #680, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

Gary Freeman: 604-682-4418; investor@pedimentgold.com; 789 West Pender St., #680, Vancouver, BC  V6C 1H2

(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	50,517,072

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days

	Yes [X]	No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any,

every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T, (ss232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such

files).                                                                                                                                                                  Yes[X]         No[  ]

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

Index to Exhibits on Page 89

PEDIMENT GOLD CORP.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

INTRODUCTION

3

BUSINESS OF PEDIMENT

3

FINANCIAL AND OTHER INFORMATION

4

FORWARD-LOOKING STATEMENTS

4

GLOSSARY

5

PART I

11

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

11

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

11

ITEM 3.  KEY INFORMATION.

11

ITEM 4.  INFORMATION ON THE COMPANY

19

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

53

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

59

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

73

ITEM 8.  FINANCIAL INFORMATION

74

ITEM 9.  THE OFFER AND LISTING

75

ITEM 10.  ADDITIONAL INFORMATION

77

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

85

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

86

PART II

86

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

86

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

86

ITEM 15.  CONTROLS AND PROCEDURES

86

ITEM 16.  RESERVED

87

PART III

88

ITEM 17.  FINANCIAL STATEMENTS

88

ITEM 18.  FINANCIAL STATEMENTS

88

ITEM 19.  EXHIBITS

89

Consolidated Financial Statements For the years ended September 30, 2010, 2009 and 2008

90

SIGNATURE PAGE

132

INTRODUCTION

Pediment Gold Corp. is organized under the laws of British Columbia, Canada.  In this Annual Report, the “Company”, “Pediment”, “we”, “our” and “us” refer to Pediment Gold Corp. and its subsidiaries (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Principal corporate offices are located at 789 West Pender St., #680, Vancouver, British Columbia, Canada V6C 1H2.  Our telephone number is 604-682-4418.  Our corporate website is www.pedimentgold.com.

The Company files reports and other information with the Securities and Exchange Commission (the “SEC”) located at 100 F Street NE, Washington, D.C. 20549. You may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov.  Further, we also file reports under Canadian regulatory requirements on SEDAR. You may obtain our reports filed on SEDAR by accessing their website at www.sedar.com.  Finally, corporate information can be found on the Company’s website at www.pedimentgold.com.

BUSINESS OF PEDIMENT

Pediment is a natural resource company engaged in the evaluation, acquisition and exploration and ultimately working towards commercial production of gold and silver in Mexico. While none of the projects have reached commercial production, two projects, San Antonio in Baja California Sur and La Colorada in Sonora, are moving through the advanced exploration stage. In addition, Pediment also has nine exploration projects in Sonora Mexico: Caborca Copper/Gold; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; Manuel/Mel Gold; Texson Gold; Nopal Gold; and Valenzuela Silver.  The Company anticipates expending CDN$5.1 million on property acquisition/exploration during Fiscal 2011.  Refer to ITEM #4B for a more detailed discussion of the acquisition/exploration activities with respect to these interests.  Refer to ITEM #4D for a more detailed discussion of the obligations and rights with respect to these interests.

In October 2010, the Company and Argonaut Gold Inc. (“Argonaut”) entered into a binding agreement (the "Agreement") to complete a business combination (the "Transaction").  Argonaut is a gold production and exploration company and is currently producing gold at its El Castillo project in Durango, Mexico.  Pursuant to the terms of the Agreement, all of Pediment’s common shares issued and outstanding immediately prior to consummation of the business combination shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one (1) Pediment common shares.  Based on the closing price of Argonaut on the Toronto Stock Exchange ("TSX") on October 18, 2010, the exchange ratio implies an offer price of CDN$2.56 per Pediment common share and values Pediment's equity at approximately $137.1 million on a fully diluted in-the-money basis.

On November 22, 2010, Argonaut and the Company announced they were postponing their shareholder meetings that had been scheduled to consider the Transaction and agreed to amend the deadline for the completion of the Transaction from December 23, 2010 to January 31, 2011.  The extension of the completion deadline was implemented to allow the Company and Argonaut time to investigate proposed amendments to the local environmental laws in the State of Baja California Sur, Mexico the (“BCS”) which, if they were implemented, could have adversely affect the Company's ability to secure a building licence for the development of its San Antonio Project as currently envisioned.

Based on the information received since November 22, 2010, Argonaut and the Company now understand that that the amendments to the environmental legislation, as originally proposed, have not been approved by the BCS State Governor and the Governor has stated publicly that it will not be approved in its current form.  The current sitting of the BCS legislature has now ended.  The legislature is not expected to resume sitting until March 2011, at which time new members and a new Governor will be sworn in following elections.  There can be no certainty with respect to future legislative action, however, the Company and Argonaut have held meetings with a variety of local stakeholders and legislators and believe there is broad opposition to the proposed legislation and support for the Company’s San Antonio Project.  (See the discussion on the San Antonio Project below under Items # 4.A. History and Progress of the Company and #4.B. Business Overview.)

In view of the foregoing developments, the meetings of Argonaut and the Company’s shareholders to approve the transaction have now been rescheduled to take place on January 24, 2011.

Notwithstanding the foregoing, the Company’s projects remain subject to any future changes in the laws affecting mining projects in Mexico and any such changes could have a material impact on the Company’s business and prospects.  The risks associated with the Company’s operations in Mexico are discussed in more detail below in the section of this Annual Report entitled “Risk Factors” in Item #3D.

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

Dike:  An igneous mass injected into a fissure in rock.

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

genic:  Meaning suitable to or pertaining to, e.g. syngenetic, meaning a ore deposit formed contemporaneously with the enclosing rocks

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

Metagabbro:  A gabbro that has been metamorphosed.

Metamorphism:  A natural process of heat and compression that changes rocks.

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

VMS (volcanogenic massive sulphide) deposits:  Deposits of base and precious metals were formed as layers at the bottom of bodies of water from sulfur-rich material erupted during volcanic activity

Volcanic:  Pertaining to the activities, structures or rock types of a volcano.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not Applicable ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2010/2009/2008 ended September 30th was derived from the consolidated financial statements of the Company that have been audited by Smythe Ratcliffe LLP, independent Chartered Accountants, as indicated in their audit report which is included in this Annual Report.  The selected financial data of the Company for Fiscal 2007/2006 was derived from audited consolidated financial statements of the Company, not included herein.

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP (“US GAAP”), except as discussed in footnotes to the consolidated financial statements.

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use International Financial Reporting Standards (“IFRS”), replacing Canadian GAAP. The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company’s fiscal year beginning on October 1, 2011. The Company has begun the planning and analysis phase of the transition to IFRS.

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

The following table is derived from the consolidated financial statements of the Company, which have been prepared in accordance with GAAP.  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the consolidated financial statements.

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry.  Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage.  Significant costs related to property acquisitions are capitalized until the viability of the mineral property is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized.

Table No. 1 Selected Financial Data (CDN$, except per share data)

	Audited Fiscal 2010 Ended 9/30/2010	Audited Fiscal 2009 Ended 9/30/2009 (Restated)	Audited Fiscal 2008 Ended 9/30/2008 (Restated)	Audited Fiscal 2007 Ended 9/30/2007	Audited Fiscal 2006 Ended 9/30/2006
Canadian GAAP
Sales Revenue	Nil	Nil	Nil	Nil	Nil
Operating Income (loss)	($7,357,676)	($5,344,989)	($13,663,190)	($2,132,635)	($1,640,864)
Net loss and Comprehensive Income (Loss)	($7,340,712)	($5,060,377)	($12,859,365)	($2,608,504)	($1,587,282)
Basic Income (Loss) Per Share	($0.15)	($0.12)	($0.33)	($0.10)	($0.08)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Basic Weighted Average Shares O/S	47,553,400	43,506,184	39,493,045	26,941,138	20,382,356
Period-End Shares O/S	48,068,812	47,313,329	41,382,069	33,638,135	23,609,052
Working Capital	$8,693,883	$16,134,293	$18,783,325	$10,144,238	$4,662,546
Mineral Property Investments	$4,884,122	$4,716,904	$2,652,563	$3,385,091	$1,029,143
Long-Term Obligations	Nil	Nil	Nil	Nil	Nil
Shareholders’ Equity	$14,861,241	$21,158,434	$21,411,087	$13,559,682	$5,733,737
Total Assets	$16,155,466	$21,412,331	$29,782,559	$13,927,020	$5,843,925
US GAAP
Net Income (Loss) (1)	($7,340,712)	($5,060,377)	($12,859,365)	($4,964,452)
Net Income (Loss) Per Share	($0.15)	($0.12)	($0.33)	($0.18)
Mineral Property Investments	$4,884,122	$4,716,904	$2,652,563
Shareholders’ Equity	$14,861,241	$21,158,434	$21,411,087
Total Assets	$16,155,466	$21,412,331	$21,675,198
(1) Cumulative Net Loss to 9/30/2010 under USGAAP was ($30,224,906).

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

Table No. 2
U.S. Dollar/Canadian Dollar
Period	Average	High	Low	Close
November 2010	1.01	1.03	1.00	1.02
October 2010	1.02	1.02	1.00	1.02
September 2010	1.03	1.05	1.02	1.03
August 2010	1.04	1.02	1.06	1.06
July 2010	1.04	1.16	1.08	1.16
June 2010	1.04	1.07	1.01	1.05
Fiscal Year Ended 9/30/2010	1.05	1.16	1.00	1.03
Fiscal Year Ended 9/30/2009	1.18	1.30	1.06	1.07
Fiscal Year Ended 9/30/2008	1.01	1.08	1.00	1.06
Fiscal Year Ended 9/30/2007	1.11	1.18	1.00	1.00
Fiscal Year Ended 9/30/2006	1.14	1.20	1.11	1.12

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

There is no certainty that the properties that the Company has capitalized as assets on its balance sheet will be realized at the amounts recorded.  These amounts should not be taken to reflect realizable value.

The development and exploration activities of the Company are subject to various laws governing exploration, development, labour standards and occupational health, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could have an adverse effect on the Company’s financial position and results of operations.

The Company’s operations are currently conducted in Mexico, and as such the Company’s operations are exposed to various levels of political and other risks and uncertainties.  These risks and uncertainties are not limited to extreme fluctuations in currency exchange rates, high rates of inflation, labor unrest, changes in taxation policy, and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction.  The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

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

Risk factors are further discussed in the Audited Annual Consolidated Financial Statements of the Company for the Year Ended September 30, 2010.

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

Pediment, at 11/30/2010, had 3,027,500 share purchase options outstanding. If all of the share purchase options were exercised, the number of common shares issued and outstanding would increase from 50,517,072 (as of 11/30/2010) to 53,544,572.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Pediment’s Stockholders

Because the success of Pediment is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  The Company also has granted 600,000 Restricted Stock Units (RSU’s) to certain directors, which are subject to shareholder and TSX approval, as well as vesting provisions. To the extent that significant numbers of such options and RSU’s may be granted and exercised, the interests of the other stockholders of the Company may be diluted. At 11/30/2010, there were 3,027,500 share purchase options outstanding, which, if exercised, would result in an additional 3,027,500 common shares being issued and outstanding. This represents an increase of 6% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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

Share Price Fluctuations and Absence of Dividends

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies and  have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual fluctuations in price will not occur.

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Company’s securities other than possible capital gains.

Pediment is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Pediment’s business, its ability to continue its exploration of potential exploration projects, and the ability to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Pediment’s growth will depend on the efforts of its Senior Management, particularly its President/CEO/Director, Gary Freeman; its Vice President Exploration/Director, Melvin Herdrick; its Chief Financial Officer, John Seaman; its Vice President Finance, Scott Kelly, its Corporate Secretary, Dayna Leigh; and its Board of Directors that also includes, Peter Mordaunt, William Faust, Leonard Harris, Larry Okada, Michael Halvorson, and Chris Theodoropoulos.  Pediment does not carry key-man insurance on any individuals. The Company has a Directors’ and Officers’ Liability Insurance Policy in place.

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

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

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

These events and the tight election may intensify legislative gridlock in the Mexican Congress and lead to a slowdown in the progress of political reforms in Mexico.  There could be significant changes in laws, public policies and/or regulations that could adversely affect Mexico's political and economic situation, which could adversely affect our business.  Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect the Company and its ability to obtain financing.  It is also possible that political uncertainty may adversely affect Mexican financial markets.

Mexican foreign investment and income tax laws apply to the Company.

Corporations in Mexico are taxed only by the Federal Government.

Mexico has a general system for taxing corporate income, ensuring that all of a corporation's earnings are taxed only once, in the fiscal year in which profits are obtained.  There are two federal taxes in Mexico that apply to the Company’s Mexican projects - an asset tax and a corporate income tax.  Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities.  Corporate income tax is credited against this tax. Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions.  The 2008 corporate tax rate in Mexico was 28%.  The 2009 corporate tax rate in Mexico was 30%.  The current corporate tax rate in Mexico is 28%, and will increase to 30% in 2011.

Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.

The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures that may adversely affect the Company's financial position and results.  As the Company maintains its accounts in Canadian dollars, any appreciation in the Mexican currency against the Canadian dollar will increase the Company’s costs of carrying out operations in Mexico.  Management has not entered into any foreign currency contracts to mitigate this risk; as such, the Company may suffer losses due to adverse foreign currency fluctuations.  The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

Pediment is a natural resource company engaged in the evaluation, acquisition and exploration and ultimately working towards commercial production of gold and silver in Mexico. While none of the projects have reached commercial production, two projects, San Antonio in Baja California Sur and La Colorada in Sonora, are moving through the advanced exploration stage. In addition, Pediment also has nine exploration projects in Sonora Mexico: Caborca Copper/Gold; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; Manuel/Mel Gold; Texson Gold; Nopal Gold; and Valenzuela Silver.

On 9/29/2005, the Company completed the acquisition of Compañía Minera Pitalla, S.A. de C.V. (“Pitalla”), a private Mexican company that owns the aforementioned property interests.  Compensation was the issuance of 5.4 million common shares of the Company and the agreement to issue an additional 2,500,000 common shares of the Company upon the achievement of certain performance standards related to the property interests: if more than one million ounces of gold or gold equivalent are discovered on three or fewer Pitalla projects, with at least 500,000 ounces on a single project.  The aforementioned Carborca, Cochis, Daniel, Manuel/Mel, San Antonio, Texson, and Valenzuela projects were included in the acquisition. On December 4, 2008, the Company issued the additional 2,500,000 common shares valued at CDN$0.47 per share based on market rate pursuant to the agreement to acquire its interest in Pitalla for a total value of CDN$1,175,000.

In October 2010, the Company and Argonaut Gold Inc. (“Argonaut”) entered into a binding Agreement to complete a Transaction.  Argonaut is a gold production and exploration company and is currently producing gold at its El Castillo project in Durango, Mexico.  Pursuant to the terms of the Agreement, all of Pediment’s common shares issued and outstanding immediately prior to consummation of the business combination shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one (1) Pediment common share.  Based on the closing price of Argonaut on the TSX on October 18, 2010, the exchange ratio implies an offer price of C$2.56 per Pediment common share and values Pediment's equity at approximately $137.1 million on a fully diluted in-the-money basis.

On November 22, 2010, Argonaut and the Company announced they were postponing their shareholder meetings that had been scheduled to consider the Transaction and agreed to amend the deadline for the completion of the Transaction from December 23, 2010 to January 31, 2011.  The extension of the completion deadline was implemented to allow the Company and Argonaut time to investigate proposed amendments to the local environmental laws in the State of Baja California Sur, Mexico the (“BCS”) which, if they were implemented, could have adversely affect the Company's ability to secure a building licence for the development of its San Antonio Project as currently envisioned.

Based on the information received since November 22, 2010, Argonaut and the Company now understand that that the amendments to the environmental legislation, as originally proposed, have not been approved by the BCS State Governor and the Governor has stated publicly that it will not be approved in its current form.  The current sitting of the BCS legislature has now ended.  The legislature is not expected to resume sitting until March 2011, at which time new members and a new Governor will be sworn in following elections.  There can be no certainty with respect to future legislative action, however, the Company and Argonaut have held meetings with a variety of local stakeholders and legislators and believe there is broad opposition to the proposed legislation and support for the Company’s San Antonio Project.  (See the discussion on the San Antonio Project below under Items # 4.A. History and Progress of the Company and #4.B. Business Overview.)

In view of the foregoing developments, the meetings of Argonaut and the Company’s shareholders to approve the transaction have now been rescheduled to take place on January 24, 2011.

Notwithstanding the foregoing, the Company’s projects remain subject to any future changes in the laws affecting mining projects in Mexico and any such changes could have a material impact on the Company’s business and prospects.  The risks associated with the Company’s operations in Mexico are discussed in more detail below in the section of this Annual Report entitled “Risk Factors” in Item #3D.

The Company’s exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore; with the exception of the San Antonio project which has a National Instrument 43-101 Technical Report entitled “San Antonio Preliminary Assessment”, dated August 10, 2010, and the La Colorada project which is a past-producing gold-silver mine and where a NI 43-101 Resource Estimate was completed on November 30, 2009.

The Company’s executive office is located at:

789 West Pender Street, #680, Vancouver, British Columbia, Canada  V6C 1H2

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

The Company has an unlimited number of common shares without par value authorized.  At 9/30/2010, the end of the Company's most recent fiscal year and as at 11/30/2010, there were 48,068,812 and 50,517,072 common shares issued and outstanding, respectively.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

The Company was incorporated pursuant to the laws of the Province of British Columbia on 12/23/1983 under the name “Magna Ventures Ltd.”.  On 8/9/1990, the Company's name was changed to “Consolidated Magna Ventures Ltd.”.  On 1/10/2002, the Company's name was changed to “Skinny Technologies Inc.”.  Effective 1/5/2005, the Company agreed to the sale of its subsidiary, PODbook.com Ltd. to Daniel C. Walters, a former President of the Company.  Effective 9/10/2004, the Company changed its name to “Pediment Exploration Ltd.”  Effective 2/25/2009, the Company changed its name to “Pediment Gold Corp.”.

Plan Of Operations

Source of Funds for Fiscal 2011 Ending 9/30/2011

The Company’s primary source of funds since incorporation has been through the issuance of equity.  Currently the Company does not have operating revenues, and the Company anticipates generating no revenue during Fiscal 2011.  At 9/30/2010, the Company had working capital of $8,693,883.  As of 11/30/2010, 3,027,500 outstanding stock options with an average exercise price of CDN$1.09 if exercised would raise an additional CDN$3,299,975 based on the average exercise price.  As of 11/30/2010, there were no warrants that remained outstanding.  There is no guarantee that the options will be exercised.  Management believes that the cash the Company currently has on hand is sufficient to fund its planned expenditures and commitments through the end of Fiscal 2011.  As the Company chooses to proceed on additional exploration programs on its mineral projects, and continue to advance the San Antonio project, it probably will need to raise additional funds for those expenditures.  The proposed plan of arrangement with Argonaut may materially alter the Company’s plans.

Use of Funds for Fiscal 2011 Ending 9/30/2011

During Fiscal 2011, the Company estimates that it might expend approximately CDN$1.8 million on general/administrative and investor relations’ expenses.  During Fiscal 2011, the Company estimates that it might expend about CDN$5.1 million on property acquisition and property exploration expenses.  The proposed plan of arrangement with Argonaut may materially alter the Company’s plans.

Anticipated Changes to Facilities/Employees

The Company does not currently have plans to add additional personnel in the Vancouver, BC office. Should the Company’s exploration efforts increase in the next fiscal year, field workers and land staff will be hired in Mexico on a contract basis.  The proposed plan of arrangement with Argonaut may materially alter the Company’s plans.

Forward Looking Statement Caution:

The disclosure contained in the following sections Item 4.B “Business Overview”, and Item 4.D “Property, Plant and Equipment” contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the ongoing exploration activities at the Company’s San Antonio and La Colorada properties.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

4.B.  BUSINESS OVERVIEW

Pediment is a natural resource company engaged in the evaluation, acquisition and exploration of gold and silver resources in Mexico. While none of the projects have reached commercial production, two projects, San Antonio in Baja California Sur and La Colorada in Sonora, are moving through the advanced exploration stage. In addition, Pediment has nine exploration projects in Sonora Mexico: Caborca Copper/Gold; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; Manuel/Mel Gold; Texson Gold; Nopal Gold; and Valenzuela Silver.

Effective 9/29/2005, the Company completed the acquisition of Compañía Minera Pitalla, S.A. de C.V. (“Pitalla”), a private Mexican company that owned the aforementioned property interests.  Compensation was the issuance of 5.4 million common shares of the Company and the agreement to issue an additional 2,500,000 common shares of the Company upon the achievement of certain performance standards related to the property interests: if more than one million ounces of gold or gold equivalent are discovered on three or fewer Pitalla projects, with at least 500,000 ounces on a single project.  The aforementioned Carborca, Cochis, Daniel, Manuel/Mel, San Antonio, Texson, and Valenzuela projects were included in the acquisition. On December 4, 2008, the Company issued the additional 2,500,000 common shares valued at CDN$0.47 per share based on market rate pursuant to the agreement to acquire its interest in Pitalla for a total value of CDN$1,175,000.

The Company’s exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore; with the exception of the San Antonio project which has a National Instrument 43-101 Technical Report entitled “San Antonio Preliminary Assessment”, dated August 10, 2010, and the La Colorada project which is a past-producing gold-silver mine and where a NI 43-101 Resource Estimate was completed on November 30, 2009.

The Company holds eleven fully-owned projects and had one option contract for three mining concessions in the La Colorada area. The final payment for the option contract was made on October 21st, 2010 thus earning Pediment a 100% interest in the concessions Los Pilares, Carmelita and Crestoncito. The previous concessionaires retain a 3% NSR and a minimum payment of USD $50,000per year as concept of NSR, starting in 2011. These payments cannot be credited back to NSR payments once the Company has reached commercial production.

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

In Sonora, Pediment's decision to acquire the La Colorada Gold-Silver mine project was based on developing a modified geological model for the formation of the vein and stockwork deposits. Until recently, La Colorada was Sonora's largest historic gold producing mine.

The Mojave-Sonora Megashear gold-silver belt (MSM) hosts several significant producing mines owned by other companies.  Pediment holds eight prospective projects in the MSM trend which are targeted for the exploration of bulk tonnage gold mineralization: the Daniel, Manuel/Mel, Cochis, Glor, La Cien gold targets, Nopal, Texson silver-gold and the Caborca copper-gold target.

The Mega-Shear trend (or Belt) is a fold-thrust belt deforming Mesozoic-aged volcanic and sedimentary rocks and Precambrian gneiss and granite.  Gold and/or silver mineralization is localized where metal bearing fluids channeled by low-angle shear zones intersect high-angle structures.  Other companies already have producing gold mines in this belt.

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

The Company's exploration programs are conducted under the direction of expert geologist Melvin Herdrick, MSc (Registered Professional, Washington State), who is a qualified person within the definition of NI 43-101; and, except where otherwise noted, is the person responsible for the technical disclosure in this document relating to the Company’s Mexican properties.

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

Exploration Efforts

During Fiscal 2010, the Company focused on advancing the San Antonio project and finishing the drill program at La Colorada.

Exploration Expenditures	Fiscal 2009	Fiscal 2010	Estimated Fiscal 2011
San Antonio Gold Project	$633,670	$3,765,452	$3,225,666
La Colorada	$1,088,127	$634,973	$55,000
Other Projects	$9,804	$88,863	Nil
TOTAL	$1,731,601	$4,489,288	$3,280,666

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

District Background

There has been mining from two different deposit types in the region.  Vein mining of silver-base metals deposits has taken place along a northeast-southwest trend, and more limited gold-only mining along a north-south trend.  Mineralization in both districts is localized in broad shear zones which are part of a regionally extensive shear zone. The 30km distant Paredones Amarillos gold deposit is also located in a low-angle shear zone of similar character.

The Company's primary exploration model is focused on locating bulk-tonnage grade gold deposits that could be mined by open pit.  The late 1990s work by Echo Bay outlined the Paredones Amarillos deposit (owned by a third party) on the southern end of the known trend of gold mineralization that has measured and indicated resources, and the Los Planes and Colinas resource on the northern end of this known trend.  These zones are analogous to the gold mines of the Mojave-Sonora Megashear that include the gold deposits at Mesquite in California and at La Herradura in northwest Sonora.

The "Megashear" and BCS models contain gold deposited in shallowly-dipping thrust faults that have enhanced grades and thickness at flexures (bends) in the systems and where they are accompanied by high-angle structures that likely acted as conduits for hydrothermal fluids that carried the gold into the deposit traps.  The deposits generally have subtle and restricted alteration envelopes.  Gold is associated with sulphide minerals that typically represent a minor portion of a deposit volume.  Because of a highly fractured character and oxidation of the sulphide minerals near surface, the deposits tend to "weather down" and to be hidden beneath overburden.

The San Antonio project contains Mesozoic-aged granite, quartz-diorite and gabbro bodies intruding older metamorphic rocks.  The Mesozoic intrusives include "peraluminous" bodies that are typically associated with the generation of gold-bearing fluids. Low-angle fault complexes, that may include zones of cataclasite and mylonite, are a locus for gold deposition.  The Company has been actively exploring the project since 2007 with a program that includes surface sampling of soil and rock; reverse-circulation (RC) and diamond drilling and Induced Polarization (IP) geophysics.

IP Geophysics

Early Geophysical Induced-Polarization work at the San Antonio Project was performed for Pediment in 2007 by Durango Geophysics (DURANGO), based in Durango, CO. The IP program focused mostly on measuring east-west oriented lines in the northern portion of the current Los Planes mineralized body. IP was considered a useful tool in San Antonio for locating potentially mineralized areas because the mineralization at Las Colinas is related to the presence of sulphides, which show a strong chargeability response. The 2007 IP survey by DURANGO showed that chargeability anomalies continued in the pediment-covered area north of Las Colinas into Los Planes.  The survey also showed a decrease in chargeability to the northeast, which was later explained by the discovery of a deep zone of oxidation at Los Planes, extending as much as 100 metres vertically from surface. Additionally, the geophysical work completed during 2007 by DURANGO shows that the Los Planes zone can be traced in the IP data a distance of 600 metres further north from Line 2639800N. Pediment´s drill grid extends 400 metres north from this line and gold mineralization is still found in the north end of the grid.

Additionally, DURANGO also ran some east-west lines west of the Los Planes zone, in what is now known as the Fandango and La Virgen areas. These zones were characterized by high-chargeability anomalies and became interesting drill targets.

Land Position

In July 2008, the Company acquired a new group of adjacent concessions in the San Antonio district.  The Company won the concessions by making a bid of MXN12,615,000.00 (CDN$1,241,568 – paid) to the Mexican Geological Survey and committing to a variable 1 to 3% NSR; payable to the Mexican Geological Survey (MGS). The package is called El Triunfo-Valle Perdido and is composed of 4 mining concessions covering 6,725 hectares. The El Triunfo-Valle Perdido package was part of the Mexican natural mineral reserve and covers a northeast trending mineralized system containing gold, silver, lead and zinc. As a guarantee for the payment of NSR, the Company has to provide a bond to the MGS for the amount of MXN506,853; which the MGS could cash should Pediment produce and not make its NSR payment. The bond is renewed annually, so the amount of the bond is held in trust for as long as the SGM has its NSR active.

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

During fiscal 2008, the majority of the Company’s efforts were focused on drill testing the Los Planes zone by reverse circulation methods. In December 2007, a diamond drill rig was added to the program, with the objective of drilling twin and infill holes at Los Planes and drill testing the Fandango zone which was based on a strong chargeability I.P. response.

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

Based on the parameters described in this report, DMBW estimated an Inferred Mineral Resource, as at December 31, 2007, for the Los Planes deposit of 30.58 million tonnes at an average grade of 1.32 g/t Au, using a 0.4 g/t Au cut-off grade. In addition DMBW has estimated an Inferred Mineral Resource for the Las Colinas deposit of 5.62 million tonnes at an average grade of 0.83 g/t Au, using a 0.4 g/t Au cut-off grade.

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

With level of drilling at the time, there were well-defined geological and grade domains at both deposit areas. These domains show good vertical and lateral continuity and were used as hard boundaries when interpolating grades into the block models. For Planes high-grade assays were capped at 30 g/t Au, although this capping level only affected 4 assay samples. No high-grade assay capping was applied at Colinas where the highest assay returned from the zone was 5.71 g/t Au. Density values of 2.7 for sulphide mineralization and 2.6 for oxide mineralization were used for both Planes and Colinas. Grades were interpolated by Ordinary Kriging. Search Ellipse and variogram ranges used were 65 m (along strike) x 65 m (down dip) x 25 m (across strike/dip).

The resource calculation study was done with all assay data available up to Pediment’s hole PLRC07-75 and also using previous drill results obtained by Echo Bay in the nineties; however no prior trench results were used as were used by Echo Bay studies at the time.

Updated NI 43-101 Resource Estimate

An updated resource estimate was performed by Giroux Consultants Ltd. of Vancouver BC, to incorporate infill drill holes not included in the first estimate, conducted by Derry Michener Booth and Wahl Consultants Ltd. in 2008 (previously announced July 15, 2008).

This estimate was based on 242 holes totaling 42,891 m and comprising 26,613 gold assays using ordinary kriging over a range of gold cut off values.

As seen in the table below, the new resource estimate for San Antonio comprises a global total of 1.53 million ounces gold in the Measured and Indicated category plus 111,000 ounces gold in the Inferred category. The resource summarized below is based on a 0.4 g/t cut off. A 0.4 g/t cut off was chosen as a possible open pit economic cutoff. No economic evaluations were completed and the true economic cutoff is unknown.

San Antonio - Summary of Resources (2009) at 0.4 grams per tonne cutoff

Mineralization	Tonnes (MT)		Au (g/t)		Million Oz. Au
	M&I	Inferred	M&I	Inferred	M&I	Inferred
Oxide	7.24	0.17	0.928	0.592	0.216	0.003
Mixed	6.61	0.19	1.066	0.588	0.227	0.004
Sulphide	33.50	5.03	1.018	0.640	1.096	0.104
Total	47.35	5.39	1.01	0.637	1.539	0.11

Due to the material increase in current resources at San Antonio that was determined by the updated Resource Estimate, the Company engaged independent consultants to prepare an updated complete NI-43-101 compliant Technical Report.

2009 Technical Report and Resource Update for San Antonio

On December 18, 2009, the Company completed a report titled “Technical Report and Resource Update, San Antonio Gold Project, Baja California Sur” dated November 29, 2009 (the “Report”).  The Report was prepared for the Company by Melvin Allen Herdrick, MSc., PGeo., Pediment’s Vice-President, Exploration, and G.H. Giroux, MASc., PEng of Giroux Consultants Ltd. in accordance with Canadian Institute of Mining (“CIM”) guidelines and NI 43-101 requirements to summarize and confirm previously released results.  These include the updated independent resource estimates for the Los Planes, Las Colinas and Intermediate zones completed by G. Giroux that were released on August 25th, 2009.

The updated resource estimates contained, using a 0.4 g/t gold cut-off grade, a total of 1.54 million gold ounces in the M+I category plus a further 111,000 ounces in the Inferred category.  The estimates were categorized by their degree of weathering, as follows:

Mineralization	Tonnes (MT)		Au (g/t)		Million Oz. Au
	M&I	Inferred	M&I	Inferred	M&I	Inferred
Oxide	7.24	0.17	0.928	0.592	0.216	0.003
Mixed	6.61	0.19	1.066	0.588	0.227	0.004
Sulphide	33.50	5.03	1.018	0.640	1.096	0.104
Total	47.35	5.39	1.01	0.637	1.539	0.11

These estimates were based on 242 holes totaling 42,891 metres and comprising 26,613 gold assays.  The calculations used ordinary kriging and blocks were compiled over a range of gold grade cut-offs.  The values reported here are based on a 0.4-gram-per-tonne gold cut-off.  A total of 6 samples in the Planes Domain were capped at 33.2 g/t gold.  Based up results of testing by the Company, conversion from volume used a specific gravity of 2.62 for oxide material and of 2.69 for sulphide material.  The Report further documents the methodology in greater detail.

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

Surface and Access Rights

The Company has entered into agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of the San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a “temporary occupation agreement”, for access, exploration and production activities. The agreement has a term of 30 years and includes a one-time payment of MXN200,000 (CDN$16,230 – paid) for access and annual per hectare payments for areas subject to exploration or production activities within the Pediment concession holdings which total approximately 8,100 hectares. The minimum annual payment under the terms of the agreement is MXN600,000, or approximately CDN$47,000, plus annual inflation escalations. An advanced payment of MXN1,800,000 (CDN$146,070 - paid) that covers the first three years of the agreement was required and has been included in prepaid expenses.

In addition, the parties have signed an agreement allowing Pediment to purchase outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area for an agreed upon price of MXN6,500,000 (CDN$529,748 – paid). The parties also signed a separate agreement to transfer rights to certain waste rock or ‘dump’ material within the Company’s concession areas to the Ejido San Antonio.

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

Current Work and Future Exploration

40,000 Meter Drill Program

In June 2010, the Company commenced drilling on its 100%-owned San Antonio Gold property in Baja Sur, Mexico. The drill program was originally announced on January 14, 2010, and contemplated 11,000 metres, however due to additional information developed during the following months; the drill program was expanded to 40,000 metres and utilized one reverse circulation drill and one diamond drill. The program was designed to accomplish three key objectives; exploration, metallurgical geotechnical, and further definition sampling of the resources reported in the Technical Report and Resource Update, by Herdrick and Giroux, dated November 29, 2009. Additionally, later along the drill program, the Company decided it was also important to complete condemnation and drill holes and further holes for water monitoring.

Up to November 30, 2010 drilling at the San Antonio project has completed 34,077 meters of drilling, of which 25,165 meters are RC and 8,911 are core. These meters are further subdivided in the following categories:

Further definition or expansión of current resources
Zone	Meters drilled
Intermediate zone RC	5,650.08
Intermediate zone Core	2,323.50
Los Planes infill RC	12,733.93
Los Planes infill Core	1,165.60
Las Colinas infill RC	3,747.52
Las Colinas infill Core	391.50
Subtotal, combined RC + Core	26,012.13

Exploration near resource area
Zone	Meters drilled
La Colpa RC	1,214.63
La Colpa Core	753.00
Subtotal, combined RC + Core	1,967.63

Other drilling
Zone	Meters drilled
Met Samples (PQ)	1,817.78
Oriented geothech (HQ)	1,795.45
Condemnation RC	1,819.35
Condemnation CORE	664.77
Subtotal, combined RC + Core	6,097.35

At 11/30/2010, results from 106 drill holes have been released. Drilling within the Los Planes Zone, where most of the known resource exists, is designed to enhance and reclassify the known mineral resource.

Within the Intermediate Zone (south along strike of Los Planes); drilling intersected the continuation of gold mineralization with significant intercepts. The Intermediate Zone is a 600 metre long portion of mineralized trend between Los Planes and Las Colinas, which is defined by post mineral cross-faults that are now recognized to offset the Los Planes mineralization to the north and Las Colinas to the south. The Intermediate Zone had seen only limited testing prior to the current drill phase. There is now sufficient testing to confirm that gold mineralization was originally emplaced in a continuous trend of at least 2,000 metres of strike length from Los Planes through Intermediate to the Las Colinas zones.

Further south along strike of the Intermediate Zone is the Las Colinas Zone. Initial drilling here has and will continue to focus on in-fill and expanding the known gold mineralization.

Results received from the drill program to date were reported in news releases dated August 25, 2010, October 6, 2010 and November 18, 2010, which have been filed on SEDAR and can also be found on the Company’s website.

Collectively, these three zones (Los Planes-Main, Intermediate and Las Colinas-South) which are at least 2,000 metres in strike length are now recognized as one discrete and continuous horizon of gold mineralization. Drilling will continue in the coming months for these zones as part of the Company’s effort to attempt to fill in and enhance the known gold resource.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

All summarized intervals reported in the news releases and on the website for the 40,000 meter drill program at San Antonio were calculated using a 0.20 g/t Au cut-off grade. Intervals contain no more than three low-grade to barren samples between mineralized samples containing over 0.20 g/t Au. High grades were not capped, except where indicated. Pediment has a Quality Assurance/Quality Control program that includes insertion and verification of standards, blanks and duplicates. All samples here reported have passed QA/QC satisfactorily. Samples from the San Antonio Project are shipped to the preparation laboratory of ALS Chemex in Hermosillo, Sonora. The prep lab then sends the sample pulps to ALS Chemex’s laboratory in North Vancouver, where they are assayed for gold by fire assay with atomic absorption (Au AA-23 assay method code; 0.005 to 10ppm detection limit). Samples over 10 g/t Au are assayed with gravimetric finish (Assay code AU-GRA21). All samples are also assayed by ICP-MS (code ME-ICP41) for a suite of 35 elements.

Most drill-hole mineralized intercepts do not represent true widths. The mineralized zones referenced above have a dip between -45 and -50 degrees to the west. Drill holes oriented with a 090 azimuth and -45 to -50 dip are closer to showing true width. Please visit the Company’s website to see a complete collar table for the San Antonio project.

San Antonio Preliminary Assessment

In August 2010, AMEC E&C Services, Inc. (“AMEC”) completed and delivered a positive Preliminary Assessment (“PA” or “Preliminary Assessment”) for the  San Antonio project located in Baja California Sur, Mexico and recommended moving to more advanced studies. Details of the PA can be reviewed in the NI 43-101 Technical Report entitled “San Antonio Preliminary Assessment”, dated August 10, 2010, which the Company posted on its website (www.pedimentgold.com) and also filed on SEDAR.

A summary of the major areas of work related to the Preliminary Assessment are as follows:

Geology and Resource Model

AMEC reviewed the exploration data base and the Quality Control and Quality Assurance program that Pediment completed and noted that there were no major errors or omissions. The data gathered and processed was within industry standards for use in the resource model. A resource model produced for Pediment in 2009 was audited by AMEC, and mineral resource classifications were re-stated.  Mineralization that had reasonable prospects for economic extraction was confined within a Lerchs-Grossmann pit cone that used appropriate mining and processing costs benchmarked for an open pit operation in Mexico. The pit cone was run using AMEC’s view of industry consensus on a long-term gold price of $900 per ounce for mineral reserves, with a 15% upside applied for mineral resources, at US$1,035 per ounce. Based upon limited metallurgical work completed to date recoveries were expected to be 75% in the oxide and transition zone and 50% in the sulfide zone using heap leach methods.

The Qualified Person for the mineral resource estimate is Edward J.C. Orbock III, M.AusIMM., an AMEC employee.  Mr. Orbock is independent of the Company as within the meaning of NI 43-101.  Mineral resources have an effective date of 25 June 2010.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

AMEC’s classification of mineral resources is as follows:

Mineral Resource Estimate, San Antonio Gold Project, Edward J.C. Orbock III, MAusIMM, Effective Date of the Resource is June 25, 2010.

Class	Au Cut-off	Tonnes (x 1,000)	(Au g/t)	Total Au grams (x 1,000)	Au ounces (x 1,000)
Oxide/Transition
Measured	0.17	4,991	0.98	4,882	157
Indicated	0.17	10,963	0.85	9,282	298
Subtotal Oxide/Transition M + I	0.17	15,995	0.89	14,164	455
Sulfide
Measured	0.40	2,839	1.32	3,735	120
Indicated	0.40	15,991	1.25	19,945	641
Subtotal Sulfide M + I	0.40	18,830	1.26	23,679	761
Oxide/Transition
Inferred	0.17	769	0.65	496	16
Sulfide
Inferred	0.40	327	1.19	388	12

Notes to Accompany Mineral Resources Table:

1. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

2. Mineral resources are reported above a 0.17 g/t Au cut-off grade for oxide and transition material, and above a 0.40 g/t Au cut-off for sulfide material.

3. Mineral resources are reported as undiluted.

4. Mineral resources are reported within a conceptual pit shell.

5. Mineral resources are reported using a long-term gold price of US$1,035/oz, variable mining and processing costs and variable recoveries, based on the oxidation state of the sulfides in the deposit.

Mine Development

AMEC developed a conventional open pit mine plan for San Antonio and established a mine schedule for an 11,000 tonnes per day gold heap leach project. The ultimate pit includes 112 million tonnes of material including 31.1 million tonnes of ore and 80.9 million tonnes of waste.  “Ore” is used to refer to material that can be mined at a profit using heap leach methods, includes material classified as Inferred mineral resources, and does not refer to mineral reserves.  Pediment notes that the scheduled mine plan proposed incorporates less than 3% Inferred mineral resources.

The life-of-mine strip ratio is 2.6 to 1 (waste to ore). Total ounces of gold contained in the pit are 1.12 million. Of this 672,900 ounces are recovered during mine operations at an average production of 82,500 ounces gold annually. The mine plan and schedule cost analysis are based on Measured, Indicated and Inferred resources contained in a pit that was created with the LG US$900 per ounce gold pit cone. Pediment has just initiated a 40,000 meter drill program with the objective of delineating additional mineralization that could support mineral resource estimation, and potentially support reclassification of existing mineral resources to higher-confidence classification categories through infill and step-out drilling.

The following table is the Mine Production Schedule:

Period	Total (kt)	Rock Waste (kt)	Sand Waste (kt)	Oxide Tonnage (kt)	Oxide Grade (g/t Au)	Transition Tonnage (kt)	Transition Grade (g/t Au)	Sulfide Tonnage (kt)	Sulfide Grade (g/t Au)	Contained Gold (koz)
PP1	7,500	4,337	3,115	48	0.37	—	—	—	—	0.6
Year 1	15,000	8,992	1,993	3,562	0.95	452	1.51	1	1.55	131
Year 2	15,000	8,673	2,312	2,634	0.68	1,084	1.17	297	1.38	112
Year 3	15,000	8,800	2,185	1,675	0.74	2,212	0.90	128	1.96	112
Year 4	15,000	8,718	2,265	445	0.95	1,590	1.09	1,981	1.27	150
Year 5	15,000	9,553	1,431	125	0.49	333	0.61	3,558	1.44	173
Year 6	15,337	10,176	1,146	761	0.71	1,301	0.83	1,952	1.44	143
Year 7	9,290	5,275	—	—	1.00	363	0.93	3,652	1.11	141
Year 8	4,928	1,970	—	—	—	—	1.18	2,958	1.66	158
Total	112,055	66,495	14,448	9,250	0.81	7,335	0.99	14,527	1.38	1,119

The Base Case mining assumption and operating and capital cost estimates are for contract mining. AMEC completed a first principle build up and costing for the Base Case contract equipment fleet. Mining operating costs for San Antonio average US$1.94 per tonne mined. Contract mining represents a tradeoff between capital and operating cost with higher operating costs for contract mining but, lower capital costs for equipment.

Alternative Cases for Development Process Operating and Capital Costs

Four alternative development cases were evaluated:

1) Base Case - Contract mining and 11,000 tonne per day (“tpd”) heap leach with Run-of-Mine (ROM) for oxide/transitional ores and crushed sulfide material.

2) Mill Case – Contract mining and a CIL mill with a 10 year targeted process life,

3) ROM Case- Contract mining and 11,000 tpd heap leach with all material ROM and

4) Owner Mining Case – Owner mining and 11,000 tpd heap leach with ROM oxide/transitional and crushed sulfide material.

Once inputs for operating and capital costs for all scenarios were plugged into a model the Base Case was chosen due to the best combination of low operating and capital costs and the most robust IRR.

Pediment cautions that the Preliminary Assessment is preliminary in nature; all four development cases are partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that any forecasts in the Preliminary Assessment will be realized.

Capital Costs

San Antonio is a green field project site, and although no infrastructure to support a mining operation currently exists, local infrastructure is considered good. A powerline, a paved road and fiber-optic cable all traverse the project site, and will require relocation as they cross the proposed pit areas. Total cost for infrastructure in the PA is US$27 million and is broken down as follows:

Infrastructure	Total (US$ M)
Power, highway and cable relocation	10.6
Arroyo diversions and berm	0.4
Site facilities	2.3
Powerline upgrade	0.7
Mine facilities	3.7
Sub-total	17.7
Construction overhead	4.4
EPCM	4.9
Total	27.0

Total project capital required to bring San Antonio into production including contingency is US$71.1 million. This also includes the pre-production mining costs of US$18.2 million. The breakdown of project capital costs are as follows:

Sustaining capital requirements for the life of the mine are estimated at US$27.9 million. This includes Year 3 project costs of US$27.1 in capital to construct the sulfide material tertiary crushing plant along with a stacking system and the leach pad expansion to accommodate the additional ore. Other sustaining capital is mainly for parts and mobile equipment replacements.

Operating Costs

Life-of-mine (“LOM”) operating costs are estimated at US$11.10 per one leached. The mining cost at US$6.49 per one leached accounts for the majority of the overall cost at 58%.

The table below details the operating cost areas:

Initial project operating costs are US$10.68 per�one leached which is below the LOM average due to lower processing cost for oxide and transitional ores. Once the crushing plant is commissioned in Year 4, operating costs rise to US$11.87 per�one and peak at US$12.82 per�one in Year 5. Following Year 5, the strip ratio begins to decline thus, lower the overall operating costs.  This can be seen in the following figure.

Financial Model

Pediment cautions that the Preliminary Assessment is partly based on Inferred Mineral Resources which account for less than 3% of the total resource, are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Preliminary Assessment based on these Mineral Resources will be realized.

AMEC evaluated the overall economic viability of the San Antonio project using both pretax and after-tax discounted cash flow analysis and using the engineering work and cost estimates discussed in the PA. Over the LOM, the San Antonio produces on average 82,500 ounces of gold per year for 8.2 years at a cash cost of US$513 per ounce of gold. Under a US$900/oz gold price assumption and using an 8% discount rate the pretax net present value (NPV) is US$79.0 million and the IRR is 33%. The after tax NPV is US$56.6 million and IRR is 26%. The following tables detail the pre-tax and after-tax cashflows for the Base Case.

Sensitivity analysis was completed over the ranges of +/- 30 % for gold price, operating cost and capital costs. The results are shown on the spider plot below:

Execution Plan

Based on assumptions in the PA, Pediment estimates that the San Antonio gold project will take approximately three years to move into production, two years for permitting, feasibility study, and detailed engineering, and one year for construction.

Metallurgical Test Program

During Fiscal 2010 the Company engaged METCON Research (“METCON”) of Tucson, Arizona to conduct a comprehensive metallurgical test program for the San Antonio Gold Project. METCON developed a specific set of procedures for evaluating heap leach gold ores through a systematic, sequential test work culminating in column leach tests. The program for San Antonio has clear objectives for each phase of the metallurgical test program. Key procedures are as follows:

1)

Sample Preparation and Head Screen Assays from 20 PQ core drill holes representing approximately 17.5 tonnes of gold bearing material which is representative of 3 ore types (oxide, transitional oxide-sulphide and sulphide).

2)

Agitated Leach tests with Cyanidation Bottle Rolls on 4 Grind Calibrations and 3 ore types.

3)

Sample Characterization tests on ore types focused on Assaying for gold and silver, ICP 30 element chemistry on ore zones, Crusher Bond Work Index, Abrasion Index, Bulk Density, Specific Gravity and Acid Base Analysis (“ABA”) test work.

4)

Closed Cycle Column Leach Studies will be conducted on approximately 30 column leach tests with composite samples at crush sizes of 80 percent minus 2 inch, 3/4 inch, 3/8 inch and 1/4 inch inside columns 20 ft by 12 and 6 inches in diameter. Various flow rates will also be run to observe leach kinetics.

5)

Geo-Technical testing on leach residue from column test material will be sub-contracted to Golder Associates Inc. in Tucson, Arizona. This work is being conducted to gain a clear understanding of the physical properties of the leached ore for determination of height of the heap leach pad design as well as verify solution flow and application rate for leaching.

This work began with the delivery of all samples in late November.  Preparation of composites for the test work described above is planned in December 2010.  The planned program will require approximately 30 weeks to complete and will be used for advanced studies.

Pit Slope Study

Golder Associates Inc. was contracted in July 2010 to complete a final feasibility level pit slope study.  Through the fall, field work was conducted including the drilling and logging of 6 oriented drill core holes to better characterize the type of rock and existence of geologic structures such as faults and formations.  The field work is now being analyzed in the office and a final report is anticipated in early 2011.

Socio-economic Study

A Hermosillo, Sonora consulting firm, DS Dinamica Social was contracted in June 2010 to conduct field work and investigations relating to community relations and social impacts of the planned project.  Througout the Summer a team of interviewer went house-to-house conducting surveys in villages near the planned project.  In addition, several key government and community leaders were interviewed.  The results of this work is now being tabulated with a final report due in February 2011.  This work and report will serve not only as a basis for follow-on community development and relations programs but will also be incorporated into permits required prior to the startup of the mine.

Hydrologic Study

In May 2001 a hydrologic consulting firm called Schlumberger Water Services (“SWS”) was contracted to perform an initial investigation into issues related to water supply and usage for the project.  They completed field work and literature reviews over a four-month period and in September 2010 provided a Phase 1 hydrologic report.

The Phase I report summarized work done on the following tasks:

•

Data collection and analysis (water quality, precipitation, pumping, precipitation, well construction, etc).  This will include an evaluation of data quality and a gap analysis of the data for the Los Planes basin.  Information will also be obtained for the surrounding basins to determine if water resources might be available.

•

Meetings with CONAGUA.  It is important to establish a relationship early on with the local office of CONAGUA to obtain additional data that might not be in the public domain and to determine how they might want to collaborate on the solution of some of the water quantity and/or quality issues in the basin.

•

Well census.  While the CONAGUA database reports the amount of water that each well is allowed to pump, we have found out that these data are frequently incorrect.  To obtain a more accurate water balance for the basin, SWS will perform a well census to determine the volume and timing of groundwater extraction.

•

Precipitation calculations.  A key element in the evaluation of water resources and tailings facilities is a detailed analysis of precipitation data for the mine and the basin.  This allows us to determine the 100 year/24 hour storm event for tailings dam design as well an improved estimation of recharge to the basin.

Plans are to initiate a Phase 2 study in December 2011 which will continue key areas of the Phase 1 work including the development of monitoring and production water wells and an assessment of the general affect of the San Antonio operation on other users in the Los Planes groundwater basin.

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

Land position

In October 2007, the Company signed an option agreement to acquire the La Colorada Gold-Silver Project for US$1.1 million and a commitment to pay an additional US$1.65 million over the next two years. On November 26, 2008, the Company reached an agreement to adjust the original option to purchase certain holdings in the La Colorada project, in order to both reduce the cash cost to the Company and to accelerate the acquisition. The subject holdings encompass most of the past-producing, open-pit and underground workings of the Gran Central, La Colorada and Intermediate zone deposits, part of the El Creston deposits, and along-trend exploration ground, and surface holdings that contain plant and office complexes built during open-pit mining at the site from 1993-2002. Under the revised agreement, Pediment made one further payment of US$825,000 cash, assigned certain production royalties, and allowed the vendor the right to bid on a competitive basis for contracts to conduct open-pit mining at La Colorada should the Company choose to re-develop the project on that basis. The royalties are NSR on material from the subject holdings, of 3% if open pit mined, or of 2% if underground mined. The 2% NSR on underground production can be purchased by Pediment at any time for US$300,000. The Company signed an Option to Purchase agreement for a mining concession the vendors were still working on securing title. The concession is adjacent to the main group of concessions acquired from Exploraciones La Colorada (ELC), and if the vendor was successful in acquiring it, the Company had the option to purchase it for 300,000 common shares of the Company at a deemed price of $0.50 per share. However, the contract states that the concession would have to be secured by ELC by October 16, 2009, which marked the expiry date of the Option to Purchase Agreement. This did not occur and to the closing date of this report an agreement had not been negotiated to renew the option.

On August 14, 2008, Pediment purchased six mineral concessions from the Peñoles group for a total consideration of approximately US$100,000.00 (CDN$109,688 - paid).  These concessions cover 218 hectares and include part of the El Creston pit and adjacent ground, as well as additional exploration potential west of the pit. As part of this transaction, Pediment sold to Peñoles three of its concessions totaling approximately 1,521 hectares that make up the southern portion of its Texson exploration project in western Sonora for a total consideration of about US$2,000 (Received).

On February 12, 2008, Pediment obtained from Minera Recami, an option to acquire three additional mineral concessions totaling 400 hectares for a total price of US$800,000 (Paid – CDN$223,622) and a 3% NSR. The three additional concessions cover part of the Creston pit and possible vein extension.

On May 12, 2009, the Company amended the terms of the RECAMI agreement dated February 12, 2008, which reduced the total purchase price from US$800,000 to US$600,000 and introduced a portion payable in shares due as follows:

Cash:

US$100,000 – February 8, 2008 (CDN $102,491- paid)

US$100,000 – March 23, 2009 (CDN$121,131 - paid)

US$100,000 – March 3, 2010 (CDN$103,260 - paid)

US$100,000 – March 3, 2011

Common Shares:

Shares, equivalent to US$50,000 plus 15% VAT – May 28, 2009 (Issued 75,760 common shares valued at CDN $65,745

Shares, equivalent to US$50,000 plus 15% VAT – March 3, 2010 (Issued 40,483 common shares valued at CDN$59,915)

Shares, equivalent to US$100,000 plus 15% VAT – March 3, 2011

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advanced payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

On October 21, 2010, the Company agreed with RECAMI to make its last payment all cash for USD$200,000 and thus earned 100% interest in the properties. The final transfer agreement also states that RECAMI is entitled to a USD$50,000 per year payment for the concept of NSR, even before the Company has reached commercial production. However, these advance payments cannot be deducted from the NSR payments once the Company reaches commercial production. Nevertheless, at that time, should the 3%NSR be less than $50,000, Pediment will not have to pay any further amount to reach said figure.

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

Review of Underground Potential

Pediment is also reviewing several historic calculations made for prior operator Eldoradoof high-grade vein mineralization below the La Colorada and Gran Central open pits, using the results from drilling conducted primarily to assess the project's open pit potential. The Company considers these historic calculations relevant to its own exploration planning. However, the Company cautions that these calculations were completed prior to establishment of NI 43-101 guidelines for resource estimation. Consequently, these historic results have not been categorized mineral resources or mineral reserves in accordance with NI 43-101. The Company believes these resources listed below would be categorized as "inferred" under current guidelines however, a "Qualified Person" as defined by NI 43-101 has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon. The Company further cautions that though these historical calculations deal with different aspects of the high-grade potential, they may in part overlap with areas that had also been included in open pit resource historical calculations made prior to the cessation of pit mining. These historic calculations should not be considered in aggregate as material representations of current resource potential.

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

These historic calculations did not include the results of silver assaying. The Company considers silver also a potentially important ecomonic by-product metal and will evaluate it in its on-going programs. The data review also suggests there is untested high-grade potential in down-dip and on-trend extensions of the historic calculations, and that there may be further potential in both fault displaced portions of these same structures, and in other similar structures within its holdings. From this and newly developed data we are developing a mineralization model. Historic data also has records of numerous fluid inclusion samples that indicate epithermal boiling zone is present in the mineralization.

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

Recent Exploration Activities at La Colorada

During the year ended September 30, 2010, the Company continued exploration at La Colorada with further bench sampling and RC and diamond drilling. The objective of this program was to evaluate areas of near surface gold mineralization for its open-pit, heap-leach potential, as well as explore extensions of vein-type, higher grade gold mineralization. Following the 2008 drill program at La Colorada, which completed 4,315 meters of RC drilling, the Company started a large drill program at La Colorada which took place from June 2009 to January 2010.  This program completed a total of 8,031 meters of RC drilling and 1,375 meters of diamond drilling.  The 2009-2010 exploration work was more extensive at the new targets, La Verde and Veta Madre, but also included confirmation and exploration drilling in the pit areas of El Crestón and Gran Central. Assays of samples from the drilling program have been reported in the news release dated November 17, 2009. These results will be included in planning by

Pediment to grow resources and resume processing at La Colorada in the most efficient and expeditious manner. This data is also being used to construct a new district mineralization geologic model.

The Company continued working on 4 key peripheral areas to the historic open pit mine, including drilling, mapping, and bench sampling, and has confirmed the strike length of the vein system at more than 4 kilometres and open to extension at depth.

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

Twenty five drill holes have completed to test the La Verde area since 2008 (400 meters NE of the Creston pit) where drill hole R3 intersected three consecutive 1.5 m intervals returning 518, 0.93 and 12.6 g/t gold. While these results are concluded to represent a small high grade shoot, we expect larger tonnage potential to develop in two additional nearby zones as seen in R1. Drill testing at the Veta Madre zone which is located further east intersected 45.7 m, of 0.64 g/t gold and 7.5 g/t silver from surface.

2009 Resource Calculation for La Colorada

On December 18, 2009, the Company announced its initial, bulk tonnage resource estimate for the La Colorada gold-silver mine project.  The resource estimate was generated for the Company by Mr.  Gary Giroux and is presented in a NI 43-101 compliant technical report entitled “Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones, Sonora, Mexico”, dated November 30, 2009 prepared for the Company by independent consultants R.H. McMillan Ph.D., P.Geo., J.M. Dawson M.Sc., P. Eng. and Gary H. Giroux, M.A.Sc., P. Eng. (the “La Colorada Report”). This initial estimate does not include  the recently-drilled Mina Verde nor La Veta Madre targets, broken rock potential target (waste and leach piles), or recent results of drill testing by the Company that were unavailable at the time of compilation for the estimation.  This estimate is for bulk tonnage resources only and does not address deeper vein-type resource potential.

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

Daniel Gold Project

The Daniel project is located in northwest Sonora State, 40 kilometers northwest of Caborca and 15 kilometers south of Tajitos which is connected to Caborca by State Highway 2. Access to most of the concession area is good. The project is composed of 8 mining concessions covering 14,088 hectares. All concessions are continuous, except for the Ely concession (644 hectares) which is located about 5 kilometres north-northwest, on-trend of the main cluster of concessions. The main cluster of concessions includes the concessions Daniel Fracc. I and Daniel Fracc. II, which were added in 2008 to the north and west of the original holdings area to cover trend extensions from the Morita zone.  This new concession extends Pediment's project area to the boundary of the Noche Buena gold deposit area which is currently being assessed by Seabridge Gold and Grupo Penoles.

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

Exploration Update

Geological mapping and trench sampling at Daniel done from late 2006 through 2007 established a trend of approximately four-kilometer length in which gold is associated with quartz-carbonate vein and stockwork zones. Further to identifying targets within the trend, Pediment followed up with an RC drill program totaling 4,934 meters of drilling in early 2008. The final drilling resulted in numerous short intervals with gold mineralization, but not mineable grades or widths.  The project area is a small part of the larger concession area, and possible joint ventures or additional reconnaissance work may be done in the future. At September 30, 2010, the Company wrote down the value of the Daniel project to $0.

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

From July 30 to October 2007, exploration work was carried out within the Inmet joint venture Project, including a induced-polarization geophysical and a diamond-drill program. The objective of this work was to further refine geophysical targets in the valley area, create drill targets and evaluate them. Due to testing of these targets being unsuccessful in locating porphyry copper-gold mineralization, the Company has begun the reduction of the project by dropping concession Pitalla 2, Title number 223534, which covered a surface of 65 hectares (Effective February 27, 2009). The Company anticipates downsizing the project further and is currently evaluating which portions will be cut; however Pediment has determined that the portion encompassing the Lista Blanca zone (drilled in 2006) will be kept. At September 30, 2008, the Company has written down the Caborca acquisition and exploration expenditures to $1. The Company dropped the concession Pitalla 3 (T.226727) which covered 13,441 hectares and the concession was cancelled effective February 12, 2010.

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

Land Position Update

The project was formerly composed of 4 concessions covering 7,038 hectares; however Pediment sold the southern portion of the Texson concessions to Grupo Peñoles. The portion sold to Peñoles included the Texson Fracc. 1 Sur concession (which was derived from a division of the Texson Fracc. 1 concession), Texson Fracc. 2 and Texson Fracc. 3. Pediment still controls the northern end of the Texson project.

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

There is a limited history of bulk mining using acid leach extraction of deposits that have silver as the primary product. But there is a 30-year history of successful heap and vat leach extraction in gold mining, and many of these deposits also recovery silver.  The Alamo Dorado deposit located in southern Sonora State, within a fold-trust belt similar to but separate from the Megashear, was acquired by Pan American Silver Corp. by takeover of Corner Bay Minerals in 2003.  Pan American Silver has indicated it is proceeding to production of the deposit.  There are also advanced exploration silver projects in southern Argentina and southern Peru being assessed for development that may include acid leach extraction processes for the silver.

Exploration Update

No further exploration work has been conducted in the Texson project since 2007. At September 30, 2010, the Company wrote down the value of the Texson project to $0.

Other Projects (Valenzuela, Nopal, Glor, Cien, Mel/Manuel, Cochis)

The other projects that the Company holds cover areas thought to hold potential for bulk tonnage shear zone hosted gold deposits located in the Sonora-Mojave megashear area. These concessions in part cover old workings with gold mineralization mostly hosted in quartz veins and having geochemical characteristics similar to the other gold deposits in this trend. Soil sampling was completed on the Glor Concession area with several low level gold anomalies located. In addition 5 sites of prior 30 year old drill holes were located from prior programs. The Company has been approached for joint venture agreements for several of the projects. At September 30, 2010, the Company wrote down the value of the projects to $0.

United States vs. Foreign Sales/Assets

The Company has generated no sales revenue since incorporation.

At 9/30/2010, $8,573,640 and $7,581,826, respectively, of its assets were located in Canada and Mexico.

At 9/30/2009, $15,527,466 and $5,884,865, respectively, of its assets were located in Canada and Mexico.

4.C. Organization Structure

The Company is incorporated under the laws of British Columbia, Canada.

The Company currently has five wholly-owned subsidiaries:

a.  Compañía Minera Pitalla, S.A. de C.V.

    Incorporated in Mexico on 8/13/2002

    Acquired on 9/29/2005.

b.  Pediment Exploration de Mexico S de R.L. de C.V.

    Incorporated in Mexico on 3/23/2005

c. Megashear Mining-Exploration, S.A. de C.V.

    Incorporated in Mexico on July 11, 2008

d. Minera Sud California, S.A. de C.V.

    Incorporated in Mexico on July 11, 2008

e. Minexson, S.A. de C.V.

   Incorporated in Mexico on July 11, 2008

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in leased premises of approximately 2810 sq. ft. at 789 West Pender Street, #680, Vancouver, British Columbia, Canada  V6C 1H2.  The Company began occupying these facilities in January 2010 and has a lease agreement in place until January 2015.

Pediment is a mineral exploration company.  The Company’s main focus is on exploring two gold/silver projects in Mexico: San Antonio Gold, Baja California Sur, Mexico; La Colorada Gold-Silver in Sonora, Mexico.

The Company’s exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

San Antonio Project (Formerly Baja California Sur)

100%-Owned Gold Exploration;  Baja California, Mexico

Acquisition Details

San Antonio consists of two concessions, Cirio and Emily, located in Baja California Sur, Mexico.

On March 28, 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining exploration concessions located in Baja California Sur, Mexico.  The concessions were acquired for a cash payment of $11,250 (paid) and mineral property data related to the concessions were acquired for 25,000 common shares (issued) of the Company valued at $71,500 (note 9(c)(v)).

On July 3, 2008, the Company acquired the El Triunfo concession group, a group of adjacent concessions in the San Antonio district. The three concessions were acquired for a cash payment of $1,241,568 (paid) and are subject to a variable 1% to 3% net smelter royalty (“NSR”).

Pursuant to the terms of the Company’s purchase agreement to acquire Pitalla in 2005, if prior to December 31, 2011, an aggregate of one million ounces of gold or gold equivalents were determined to be situated on three or fewer of the properties acquired, of which 500,000 ounces or equivalent must be in a single property, the Company would be required to issue 2,500,000 common shares.  On December 4, 2008, the Company issued the 2,500,000 common shares valued at $1,175,000, which has been allocated to the acquisition cost of the San Antonio project (note 9(c)(iv)).

On December 13, 2009, the Company entered into a promissory agreement with the Ejido San Antonio to purchase outright the surface rights for the Planes and Colinas mineral targets.  Pursuant to the promissory agreement, the Company has acquired 260 hectares for total consideration of 6,500,000 pesos ($529,748 - paid), which has been allocated entirely to land.  The Company is currently arranging for the transfer of legal title to the land.

Concurrently, the Company entered into a rental agreement, called a “temporary occupation agreement”, securing long-term surface and access rights for the on-going exploration and operation of the San Antonio project.  The agreement has a term of 30 years and includes a one-time payment of 200,000 pesos ($16,230 -paid) for access and annual per hectare payments for areas subject to exploration or other disturbance within the Company’s concession holdings, which total approximately 8,100 hectares. Under the terms of the agreement, the minimum annual hectare payments are 600,000 pesos with the first three years payable in advance amounting to 1,800,000 pesos ($146,070 - paid).

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

Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession, land and mining equipment agreed to under the original option agreement by making one further payment of US$825,000 (paid), for a total purchase price of US$1.925 million, and granted a NSR royalty of 3% if open-pit mined or of 2% if underground mined.  The 2% NSR on underground production can be purchased by the Company at any time for US$300,000 ($367,380).

The option to purchase agreement granted the Company the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009 at a deemed price of $0.50 per share. The Company did not proceed with acquiring the Sonora IV concession and as at the date of this report, negotiations to reinstate the option have not been made.

On August 14, 2008, the Company acquired six mineral concessions totalling 218 hectares for CDN$109,688 (paid). These concessions cover 218 hectares and include part of the El Creston pit and adjacent ground, as well as additional exploration potential west of the pit.

On February 12, 2008, the Company entered into an option agreement whereby they acquired the right to purchase three additional mineral concessions totalling 852 hectares for a total price of US$800,000 (CDN$326,882 paid).  The remaining US$600,000 is due in varying amounts on the anniversary date of the agreement through to February 12, 2013. The contract also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR could be purchased by the Company at any time for a cash payment of US$200,000:

On May 12, 2009, the Company amended the terms of the aforementioned option agreement, which reduced the total purchase price from US$800,000 to US$600,000 and introduced a portion payable in common shares. The amended schedule of payments is as follows:

Cash:

US$100,000 – February 8, 2008 (Paid – CDN$102,491)

US$100,000 – March 23, 2009 (Paid – CDN$121,131)

US$100,000 – March 3, 2010 (Paid – CDN$103,260)

US$100,000 – March 3, 2011

Common Shares:

Shares, equivalent to US$50,000 plus 15% IVA – May 28, 2009 (Issued 75,760 common shares valued at CDN $65,745)

Shares, equivalent to US$50,000 plus 15% IVA – March 3, 2010 (Issued 40,483 common shares valued at CDN$59,915)

Shares, equivalent to US$100,000 plus 15% IVA – March 3, 2011

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advanced payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

On October 21, 2010, the Company agreed with RECAMI to make its last payment all cash for USD$200,000.00 and thus earned 100% interest in the properties. The final transfer agreement also states that RECAMI is entitled to a USD$50,000.00 per year payment for the concept of Net Smelter Royalties, even before the Company has reached commercial production. However, these advance payments cannot be deducted from the NSR payments once the Company reaches commercial production. Nevertheless, at that time, should the 3% NSR be less than $50,000.00, Pediment will not have to pay any further amount to reach said figure.

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

Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property and their work was limited to data compilation, rock sampling and limited preliminary metallurgical testwork.  Additional samples taken from the Lista Blanca Mine in Fall 2004 were submitted for leach tests.  Pitalla conducted reconnaissance level rock sampling over the property.  Composite grabs were taken from the dumps and representative chips were taken from outcrops and structures showing visible copper.  Each sample was described and located using a GPS.  The samples taken by Pitalla were sent to recognized laboratories.  No special security measures were taken.  Copper and silver were assayed using aqua regia acid digestion and either atomic absorption (“AA”) or ICP finish.  Total copper was reported.  Gold was determined by standard fire assay methods (Chemex) or aqua regia digestion and ICP finish (ACT).  Acid soluble copper was determined by sulphuric acid leach methods.  The laboratory uses a hot sulphuric leach.

During a site visit, two samples were taken, as the copper oxides were clearly visible in all the outcrops.  Visually verified was the presence of visible gold found in one of the open cuts on the Pitalla Concession.  The samples were prepared and shipped to a Vancouver, British Columbia, Canada laboratory for assay using standard assay techniques. Gold was determined using a 30-gram fire-assay with AA finish. Silver was determined by a four acid digestion and AA finish.  Copper samples were assayed using acid digestion with AA finish.  Copper analyses above 1% were rerun.  The samples indicate the presence of copper accompanied by gold, and silver and substantiate the general tenure of the mineralization as reported by Pitalla.  Sample M180750 included rocks with visible gold.  Samples were sent to a Spokane, Washington, USA, laboratory for bucket leach tests in early 2004 to determine acid soluble copper and recoverable silver using cyanide.  For the bucket leach tests the sample is submerged in the acid and checked on a daily basis for free acid.  If required, the bucket is drained and the acid replaced.  The copper present in the acid is measured using AA techniques.  A pulverized sample from the dumps on the Pitalla Concession indicated material copper/silver mineralization.  Numerous samples indicated material copper/silver mineralization with gold present.  Additional testing was recommended.

From July to October 2007, exploration work was carried out within the Inmet joint venture project, including a induced-polarization geophysical and a diamond-drill program. The objective of this work was to further refine geophysical targets in the valley area, create drill targets and evaluate them. Due to testing of these targets being unsuccessful in locating porphyry copper-gold mineralization, the Company has begun the reduction of the project by dropping concession Pitalla 2, Title number 223534, which covered a surface of 65 hectares (effective February 27, 2009). The Company anticipates downsizing the project further and is currently evaluating which portions will be cut; however Pediment has determined that the portion encompassing the Lista Blanca zone (drilled in 2006) will be kept.

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

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Daniel Property consists of four concessions: Daniel, Daniel #1, Daniel #3, and Daniel #4.  The property is located 40 kilometers northwest of the city of Caborca, Sonora, Mexico.  The concessions total 2,350 hectares.  The property is reached by 15 kilometers of good dirt roads south of Tajitos from Highway #2 north of Caborca.  Most of the concession can be reached by dirt roads, although parts of Daniel #4 have poor road access.  The climate is arid and hot, with an average temperature of 23oC, with lows of 8oC and highs of 38oC.  Precipitation averages 240 millimeters, most of it occurring during the period July to September.  Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes, including manzanilla, mesquite, ironwood, cat claw and palo verde.  Supplies and equipment are available in Caborca, a city with a population of 120,000.  Local labor is available in the nearby villages.  Power and water are readily available.  Although Caborca has an airport, the nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities.  The property is characterized by gravel pediment and low rounded hills rising 100 meters above the average elevation of 250 meters ASL.

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

The 5,000-hectare Glor Concession is located 15 kilometers northeast of the city of Caborca, on the west flank of Cerro El Alamo.  Historic work has been confined to four main zones, two of which include a cluster of old mine prospects: Liebre zone, San Jose zone, Cinco Amigos, and San Francisco-Bolina zone.  The prospect consists of numerous pits, shafts, and tunnels in the south side of Cerro El Alamo except San Jose that is located in shallow pediment cover.  The old workings targeted gold in high angle structures (veins) seeking higher-grade material.  These will be investigated; though the primary target for the Company is larger disseminated zones in flat lying thrust faults -- the same target deposit type PEZ is exploring for on other Mojove-Sonora Megashear projects.  It is expected that these flat lying faults will occur below pediment cover and they will be explored for using pediment geochemistry and geophysics.  Mineralization at Glor and Chanate are hosted by a Mesozoic aged sedimentary sequence that is divided into a lower mudstone unit and an upper unit containing sandstone and conglomerate.

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

Echo Bay has completed 31 RC holes totaling 6,085 meters.  Two cross sections, one through the center of the mineralized body and one to the north illustrate the continuation of the mineralization.  Echo Bay reports that the drilling was carried out using RC rigs.  Not seen were any RC chip trays, core, or drill logs; but, rock chips commonly found near RC holes were found at the hole collars which had been plugged and labeled by Echo Bay.

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

Effective February 27, 2009, the Company disposed of the Roja property.

Caribe

100% Owned Exploration Property

Sonora, Mexico

The Caribe project is 13,500 ha in size and is located west of the town of Trincheras and north of Pediment’s Texson property. The concession was originally acquired to protect the northern extension of reported vein zones and areas of placer gold in pediment cover that may indicate nearby hard-rock mineralization.  Effective February 27, 2009, the Company disposed of the Caribe property.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company for the years ended September 30, 2010, 2009 and 2008 and the accompanying notes thereto included elsewhere in this Report.  This discussion contains forward-looking statements that involve risks and uncertainties.  Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under ITEM #3.D – Risk Factors and ITEM #4.B – Business Overview, and elsewhere in this Annual Report.

Introduction

Effective 9/29/2005, the Company completed the acquisition of Compañía Minera Pitalla, S.A. de C.V. (“Pitalla”), a private Mexican company that owned the aforementioned property interests.  Compensation was the issuance of 5.4 million common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests.

The Company has engaged consultants to act in management capacities in the Vancouver office. Additionally, outside consultants have been engaged to conduct investor relations and promotional activities. In Mexico, the Company engages field workers to conduct geological services on a consulting basis, as it is impractical to hire employees for short intervals of time.

To fund corporate expenses and exploration plans, the Company has issued equity in numerous public/private placements of equity, stock-for-property arrangements, and the exercise of stock options/warrants.  At 9/30/2010, the Company had $8,693,883 in working capital.  The Company believes it has sufficient funds to undertake its planned operations and exploration projects at least through Fiscal 2011.  The proposed plan of arrangement with Argonaut may materially alter the Company’s plans.

In October 2010, the Company and Argonaut entered into a binding agreement (the "Agreement") to complete a business combination (the "Transaction").  Argonaut is a gold production and exploration company and is currently producing gold at its El Castillo project in Durango, Mexico.  Pursuant to the terms of the Agreement, all of Pediment’s common shares issued and outstanding immediately prior to consummation of the Transaction shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one (1) Pediment common share.  Based on the closing price of Argonaut on the Toronto Stock Exchange ("TSX") on October 18, 2010, the exchange ratio implies an offer price of CDN$2.56 per Pediment common share and values Pediment's equity at approximately CDN$137.1 million on a fully diluted in-the-money basis.

On November 22, 2010, Argonaut and the Company announced they were postponing their shareholder meetings that had been scheduled to consider the Transaction and agreed to amend the deadline for the completion of the Transaction from December 23, 2010 to January 31, 2011.  The extension of the completion deadline was implemented to allow the Company and Argonaut time to investigate proposed amendments to the local environmental laws in the State of Baja California Sur, Mexico the (“BCS”) which, if they were implemented, could have adversely affect the Company's ability to secure a building licence for the development of its San Antonio Project as currently envisioned.

Based on the information received since November 22, 2010, Argonaut and the Company now understand that that the amendments to the environmental legislation, as originally proposed, have not been approved by the BCS State Governor and the Governor has stated publicly that it will not be approved in its current form.  The current sitting of the BCS legislature has now ended.  The legislature is not expected to resume sitting until March 2011, at which time new members and a new Governor will be sworn in following elections.  There can be no certainty with respect to future legislative action, however, the Company and Argonaut have held meetings with a variety of local stakeholders and legislators and believe there is broad opposition to the proposed legislation and support for the Company’s San Antonio Project.  (See the discussion on the San Antonio Project below under Items # 4.A. History and Progress of the Company and #4.B. Business Overview.)

In view of the foregoing developments, the meetings of Argonaut and the Company’s shareholders to approve the transaction have now been rescheduled to take place on January 24, 2011.

Notwithstanding the foregoing, the Company’s projects remain subject to any future changes in the laws affecting mining projects in Mexico and any such changes could have a material impact on the Company’s business and prospects.  The risks associated with the Company’s operations in Mexico are discussed in more detail below in the section of this Annual Report entitled “Risk Factors” in Item #3D.

Financing Time Line

The Company relied upon the exemption from registration in the United States provided by Regulation S for the following equity offerings:

Effective 12/3/2007, the Company completed a private placement of 5,849,300 units at a price of CDN$3.00 per unit for gross proceeds of CDN$17,547,900.  Each unit consisted of one common of the Company and one-half of one share purchase warrant with each whole warrant entitling the holder to purchase one additional common share in the capital of the Company at a price of CDN$3.75 per share until 6/3/2009.  In connection with the private placement, the Company paid to six registered dealers as finder’s fees an aggregate of CDN$425,520 and issued 101,000 units (at a deemed issue price of CDN$3.00 per unit) and 261,965 finders’ warrants.  Each finder’s warrant was exercisable to acquire one common share of the Company at a price of CDN$3.80 per share until 6/3/2009, and each unit has the same terms as the units described in this paragraph.  All securities issued under the private placement were subject to a four-month hold period and were not tradable in Canada until 4/4/2008.

Effective 9/30/2009, the Company completed a private placement of 3,223,000 units at a price of CDN$0.75 per unit for gross proceeds of $2,417,250.  Each unit consisted of one common share and one-half of one share purchase warrant.  Each whole warrant is exercisable to acquire one additional common share at a price of $0.90 per share until March 30, 2011.  The Company paid a finder's fee in respect of the placement of the units in the form of a cash fee of 6.0% of the gross proceeds of the offering and 257,840 finder's warrants, each finder's warrant being exercisable to acquire one additional unit (the “finder’s fee units”) at a price of CDN$0.83 per finder’s fee unit until March 30, 2011. Each finder’s fee unit entitles the holder to purchase one common share and one-half of one share purchase warrant. Each whole warrant will then entitle the holder to purchase one further common share at a price of CDN$0.90 per share until March 30, 2011.  The subscriber was a prominent Mexican businessman with extensive business dealings and investments, including Mexican based mining operations.

Fiscal 2010 vs. Fiscal 2009

Dollar amounts are in Canadian $ unless otherwise expressed.

The Company recorded a net loss and comprehensive loss of $7,340,712 for the year ended September 30, 2010 ($0.15 loss per share) compared to a net loss and comprehensive loss of 5,060,377 ($0.12 loss per share) in the year ended September 30, 2009, a decrease in net loss and comprehensive loss of CDN$2,280,355, as explained in the following paragraphs.

Salaries expense and consulting fees were $1,206,998 in fiscal year 2010 compared to CDN$1,207,198 in the same period in 2009, a decrease of $200.  The Company has maintained its strategy of hiring qualified consultants in 2010 in order to help the Company to continue to progress through the advanced exploration stage.

Stock-based compensation, a non-cash item, is recorded when previously granted options vest.  This expense was $506,604 in the year ended September 30, 2010 compared to $1,158,891, in the same period in 2009, a decrease of $652,287. Less options vested in the year ended September 30, 2010 when compared to the year ended September 30, 2009.

Travel and investor relations expenses were $263,395 in the fiscal year ended September 30, 2010 compared to $285,342 in the year ended September 30, 2009, a decrease of $21,947.  The Company has increased its level of shareholder information while reducing the level of travel to and from its operations in Mexico.

Transfer agent and filing fees was $50,418 in the year ended September 30, 2010 compared to $131,685 in the year ended September 30, 2009, a decrease of $81,267. In 2009, the Company incurred additional listing fees as a result of moving to the TSX.

Legal and audit fees was $250,705 in the year ended September 30, 2010 compared to $262,237 in the year ended September 30, 2009, a decrease of $11,532.  In 2010, the Company’s use of external legal counsel and audit fees remained consistent when compared to the year ended September 30, 2009.

Investment and other income was $124,862 in the year ended September 30, 2010 compared to $365,461 in the year ended September 30, 2009, a decrease of $240,599 due to decreasing interest rates and the change in the average annual account balances that are held with major Canadian chartered banks.

During the year ended September 30, 2010 the Company expended $4,489,288 on exploration expenses compared to $1,731,601 during the year ended September 30, 2009, an increase of $2,757,687.  The increase is due to the extensive drill program at San Antonio project. Expenditures on the San Antonio project during the year ended September 30, 2010 were $3,765,452 compared to $633,670 during the year ended September 30, 2009, an increase of $3,131,782.  Expenditures on the La Colorada project during the year ended September 30, 2010 were $634,973 compared to $1,088,127 during the year ended September 30, 2009, a decrease of $453,154.  The remaining changes from the prior year related to the annual property taxes for the Company’s other mineral property concessions.

During the year ended September 30, 20010 the Company recorded a $107,894 foreign exchange loss compared to a $80,849 foreign exchange loss in the year ended September 30, 2009, an increase of $27,045.  The Company’s two geographical business segments are Canada and Mexico with the Company’s operations in Mexico accounting for $7,581,826 of its $16,155,466 in total assets.

The September 30, 2010 and 2009 Canadian dollar and Mexican Peso exchange rates were 12.26 and 12.57, respectively.  The September 30, 2009 and 2008 Canadian and US Dollar exchange rates were 1.03 and 1.06, respectively.  The $27,045 change in foreign exchange is a result of the reasonably unchanged year end rates from the year ended September 30, 2009.

Fiscal 2009 vs. Fiscal 2008

Dollar amounts are in Canadian $ unless otherwise expressed.

The Company recorded a net loss and comprehensive loss of $5,060,377 for the year ended September 30, 2009 ($0.12 loss per share) compared to a net loss and comprehensive loss of $12,859,365 ($0.33 loss per share) in the same period in 2008, a decrease in net loss and comprehensive loss of $7,798,988, as explained in the following paragraphs.

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

Stock-based compensation, a non-cash item, is recorded when previously granted options vest.  This expense was $1,158,891 in the year ended September 30, 2009 compared to $4,331,565, in the same period in 2008, a decrease of $3,172,674. Less options vested in the year ended September 30, 2009 when compared to the same period in 2008.

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

During the year ended September 30, 2009 the Company expended $1,731,601 on exploration expenses compared to $6,854,021during the year ended September 30, 2008, a decrease of $5,122,420.  The decrease is due to the company slowing down exploration activities in 2009 due to financial market conditions and completing a drill program on the San Antonio project in 2008. Expenditures on the San Antonio project during the year ended September 30, 2009 were $633,670 compared to $4,783,554 during the year ended September 30, 2008, a decrease of $4,149,884.  Expenditures on the La Colorada project during the year ended September 30, 2009 were $1,088,127 compared to $1,417,266 during the year ended September 30, 2010, a decrease of $329,139.  The remaining changes from prior year relate to the expenditures on the company’s other mineral concessions.

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

Cash used in Fiscal 2009 operating activities totaled ($3,687,253), including the ($5,060,377) Net Loss.  The significant adjustment of $115,889 relates to stock-based compensation.  Cash Used in Fiscal 2009 Investing Activities was ($110,646), predominately for mineral property expenditures, which consisted of ($823,596).  Cash provided from Fiscal 2009 Financing Activities was $2,352,795, primarily due to the aforementioned financing and exercise of stock-options, which consisted of $2,342,518, and the receipt of $10,277 owing from related parties.

The Company’s only expected cash inflows for Fiscal 2011 is interest income relating to the Company’s short-term investments, which is not expected to be significant.  The Company’s cash outflows are estimated to be roughly $1,100,000 relating to general and administrative expenses and $5,100,000 relating to the acquisition and exploration of mineral properties.

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

US$100,000 – March 3, 2010 (Paid – CDN$103,260)

US$100,000 – March 3, 2011

Common Shares:

Shares, equivalent to US$50,000 plus 15% IVA – May 28, 2009 (Issued 75,760 common shares valued at CDN $65,745)

Shares, equivalent to US$50,000 plus 15% IVA – March 3, 2010 (Issued 40,483 common shares valued at CDN$59,915).

Shares, equivalent to US$100,000 plus 15% IVA – March 3, 2011

On October 21, 2010, the Company agreed with RECAMI to make its last payment all cash for USD$200,000.00 and thus earned 100% interest in the properties. The final transfer agreement also states that RECAMI is entitled to a USD$50,000 per year payment for the concept of Net Smelter Royalties, even before the Company has reached commercial production. These advance payments; however cannot be deducted from the NSR payments once the Company reaches commercial production. Nevertheless, at that time, should the 3% NSR be less than $50,000, Pediment will not have to pay any further amount to reach said figure.

On September 13, 2010, the Board of Directors of the Company approved and adopted a RSU Plan, subject to acceptance by the Toronto Stock Exchange and disinterested shareholder approval. The RSU Plan becomes part of the Company’s existing overall equity-based compensation plan where the maximum number of common shares available for issuance in the aggregate under the RSU Plan and the Company’s existing Share Option Plan will be capped at a maximum of 10% of the number of common shares of the Company issued and outstanding at the time of grant.

On September 13, 2010, the Company granted RSUs to two of its directors, Peter Mordaunt and William Faust. If and when the Company institutes the RSU Plan, 300,000 RSUs entitling them each to acquire 300,000 fully paid and non-assessable shares of the Company will be available. One half of the proposed RSUs would not vest unless and until the Company receives an independently prepared bankable feasibility study supporting the development of a mine at the Company’s San Antonio project.

If the proposed RSU Plan does not receive the required acceptances and approvals, then the Company has agreed to make lump sum cash payments to the consultants in an amount that equates to the market value of the securities that would have otherwise been issuable. As at 11/30/2010 the Company has not obtained disinterested shareholder or TSX approval on the RSU Plan.

On February 1, 2010, the Company entered into a lease agreement with MJD Holdings Inc. and its duly authorized agent, Tonko Realty Advisors (B.C.) Ltd. The lease agreement is for an initial term of 5 years, expiring on January 31, 2015, and covers the rental of the Company’s office space at Suite 680 – 789 West Pender St., Vancouver, BC  V6C 1H2. The monthly rental rate is $9432.03.

Other than disclosed above, we do not have any contractual obligations and commitments as of 11/30/2010 that will require significant future cash outlays.

5.G.  Safe Harbor.

---  Nothing Responsive to Disclose ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No.3 Directors and Senior Management November 30, 2010

Name	Age	Date First Elected or Appointed
Gary Freeman, President/CEO/Director (1)	53	March 2005
Peter Mordaunt, Director (8)(9)	51	March 2010
William Faust, Director	59	January 2010
Michael Halvorson, Director (2) (3) (9)	65	March 2006
Leonard Harris, Director (2)(3)	83	September 2008
Melvin Herdrick, VP Exploration/Director (4)	68	November 2005
Larry Okada, Director (2)(8)	61	March 2009
Chris Theodoropoulos, Director (8)	55	March 2007
Scott Kelly, VP Finance (5)	36	April 2008
John Seaman, Chief Financial Officer (6)	43	May 2007
Dayna Leigh, Corporate Secretary (7)	28	April 2007

(1)  Mr. Freeman spends full time on the affairs of the Company

(2)  Member of Audit Committee

(3)  Member of Compensation Committee

(4)  Mr. Herdrick spends full time on the affairs of the Company

(5)  Mr. Kelly spends full-time on the affairs of the Company

(6)  Mr. Seaman spends about 10% of his time on the affairs of the Company

(7)  Mrs. Leigh spends full-time on the affairs of the Company

(8)  Member of Corporate Governance Committee

(9)  Member of Special Committee

Gary Freeman, President, CEO, and Director, has over 25 years experience in finance and marketing with a specialty in reorganizing companies.  He was appointed a Director in March 2005 and President/CEO in July 2005.  From March 2000 to September 2004, Mr. Freeman was engaged as a consultant to several public companies, including Cardero Resource Corp. and Athlone Energy Ltd. (from September 2001 to December 2003).  From October 1996 to February 1999, Mr. Freeman provided investor relations’ services to Palmer Resources Ltd.  Mr. Freeman currently holds titles with a number of companies including: Director of Pan Caribbean Minerals Inc. since August 2008, President, CEO and Director of Ethos Capital Corp. since May 2007, Director of Volcanic Capital Corp. since March, 2009, President of Indico Resources Limited since September 2009, and President, and Director of Becker Gold Mines Ltd. since June 2007. Past Directorships include: Excalibur Resources Ltd from March 2006 to November 2006, Wealth Minerals Ltd. from June 2003 to November 2006, GFK Resources Inc. from December 2008 to August 2009 and Bowmore Exploration Ltd. from September 2005 to July 2007.

Peter Mordaunt, Director, is a Registered Professional Geoscientist with over 25 years of experience in mining, mine development and advanced exploration, including 18 years of experience in Mexico. Mr. Mordaunt retired in January 2010 from his role as Chairman and CEO of Stingray Copper Inc., which he founded, managed and merged with Mercator Minerals Ltd. in December 2009. Previously he founded, managed and merged Corner Bay Silver Inc. with Pan American Silver Inc in 2003. Mr. Mordaunt’s business skills have been focused on advanced project development leading to bankable feasibility studies, finance, mergers and acquisitions for more than 20 years. Mr. Mordaunt graduated from the University of Guelph in 1984. He is a member of the Institute of Corporate Directors and has the Professional Certification as ICD.D which is recognized both nationally and internationally.

William Faust, Director, has over 28 years of engineering and management experience, including over 10 years of mine development and operations in Mexico. Mr. Faust currently serves as Chief Operations Officer and Senior VP for Crystallex International Corporation. Previously he served as VP Operations for Nevada Pacific Gold Ltd. which was acquired by Pan American Silver in 2003. From 1997 to 2001, Mr. Faust was VP Operations for Eldoraldo Gold after initially serving as General Manager for the La Colorada Mine, which is now a project owned by Pediment. Mr. Faust is a Registered Professional Engineer in New Mexico, and holds a MBA Finance, Management from Western New Mexico University, a BS, Mining Engineering from New Mexico Tech, and a BS, Civil Engineering from the University of New Mexico.

Michael Halvorson, Director, has wide financial industry experience with nearly forty years experience in the stockbrokerage and real estate industries.  He has been a financial consultant and a Director to numerous natural resource companies.  He formed and has headed Halcorp Capital Ltd., an Alberta-based financial consulting firm since 1980.  In addition to his directorship with Pediment, he is also a director of Orezone Gold Corporation, and Novus Energy Inc.

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

Larry Okada, Director since March 2009, is currently the Chief Financial Officer of BCGold Corp., and has been involved with numerous public mining companies listed on the TSXV over the past 32 years. He is a Chartered Accountant in British Columbia (1976) and Alberta (1989) as well as a Certified Public Accountant in Washington State (2000). Mr. Okada has been in public practice with Deloitte & Touche LLP, his own firm, Staley, Okada & Partners and PricewaterhouseCoopers LLP over the past 35 years. Mr. Okada sits on various committees with the Institute of Chartered Accountants of British Columbia.  Mr. Okada is also a Director of Forum Uranium Corp. since October 2009, a director of Revett Minerals, Inc since December 2009, and CFO of BCGold Corp. since August 2008.

Chris Theodoropoulos, Director since March 2007, has been a barrister/solicitor since receiving his civil law degree (BCL) in 1981 and his common law degree in 1982.  For the past 20 years, he has practiced principally in the fields of corporate, securities, mining and commercial law involving publicly traded companies.  Since July 2006, he has been Director and Chairman of the Board of Africo Resources Ltd.  He was Associate Counsel with the firm of Getz Price Wells LLP, a law firm in Vancouver, BC, from November 2003 until March 2007; and an independent legal and business consultant from 1996 to November 2003.  Mr. Theodoropoulos also serves as a director for Novra Technologies Inc since Sept 2003, Gold Quest Mining Corp since December 2005, Pier 1 Network Enterprises Inc. since December 2005, Ethos Capital Corp. since March 2007 and Becker Gold Mines Ltd since May 2008.

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

Dayna Leigh, Corporate Secretary since April 2007, has four years experience as an executive/marketing assistant with mineral exploration firms.  From June 2006 until April 2007, she was an executive assistant with the Company.  Since May 20, 2008 she has been the Corporate Secretary for Becker Gold Mines Ltd and since June 22, 2010 she has been the Corporate Secretary for Ethos Capital Corp.

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

The Company is a reporting issuer in the Canadian provinces of British Columbia, Alberta and Ontario. As such it is subject to disclosure regulations contained in Canadian National Instrument 43-101 (“43-101”) relating to technical disclosure relating to mineral properties and mining projects.  By a letter dated September 22, 2009 the Company was advised by the British Columbia Securities Commission (the “Commission”) that the Commission had concluded that the Company’s disclosure record did not comply with 43-101 and, as a result, the Company has been placed on the Commission’s Defaulting Issuers List.  Following discussions with and receipt of further guidance from the Commission, the Company prepared and filed the following updated technical reports:

a.  “Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones, Sonora, Mexico” dated November 30, 2009; and

b. “Technical Report and Resource Update, San Antonio Gold Project, Baja California Sur” dated November 29, 2009.

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

6.B.  Compensation

Director Compensation

Effective October 1, 2008, the Company began paying Directors fees and Committee fees on a quarterly basis. At the end of each Fiscal Quarter, each independent director receives a cash payment of CDN$2,500 as a Directors fee and an additional CDN$1,000 for each Committee the Director is a member of (Compensation Committee, Audit Committee & Corporate Governance Committee).  In addition, members of the Special Committee received an additional fee for services rendered as a member of the Committee. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Directors during Fiscal 2010 Ended 9/30/2010 was $615,950.

The following table details compensation paid/accrued for Fiscal 2010 Ended September 30th for the Directors.

Table No. 4
Director Compensation
Name	Fees Earned(2) (CDN$)	Option-based Awards(1) (CDN$)	All Other Compensation (CDN$)(4)	Total (CDN$)
Gary Freeman	N/A	Nil	$240,000	$240,000
Peter Mordaunt	N/A	$146,373	$33,552	$179,925
William Faust	N/A	$159,674	$77,403	$237,077
Michael Halvorson	$21,788.86	Nil	Nil	$21,788.86
Leonard Harris	$18,000	Nil	Nil	$18,000
Melvin Herdrick	N/A	$46,344	$180,000	$226,344
Larry Okada	$19,000	Nil	Nil	$19,000
Chris Theodoropoulos	$17,855.47	Nil	Nil	$17,855.47
Andre Audet(3)	$8,350.18	Nil	Nil	$8,350.18

(4)

The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and expected life of the options. The fair value of options granted on December 9, 2009 is $0.92488110, the fair value of the options granted on February 12, 2010 is $1.06449487 and the fair value of options granted on March 18, 2010 is $0.97582206. These options all vested upon grant.

(2)

The amounts listed in this column relate to Directors’ and Committee fees that were implemented at the beginning of Fiscal 2009. At the end of every quarter independent Directors are compensated with $2,500 in Directors’ fees and an additional $1,000 for each Committee that they serve on. In addition, members of the Special Committee received additional compensation for services provided as a member of that Committee.

(3)

Andre Audet ceased to be a Director of the Company on March 18, 2010.

(4)

These amounts relate to consulting fees.

The following table sets forth details of the value vested or earned for all incentive plan awards during Fiscal 2010 Ended September 30th by Directors.

Table No. 5
Directors Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year
Name	Option-based awards Value vested during the year (1)(CDN$)	Share-based awards – Value vested during the year (CDN$)	Non-equity incentive plan compensation - Value earned during the year (CDN$)
Gary Freeman	Nil	N/A	N/A
Peter Mordaunt	$146,373	N/A	N/A
William Faust	$159,674	N/A	N/A
Michael Halvorson	Nil	N/A	N/A
Leonard Harris	Nil	N/A	N/A
Melvin Herdrick	$46,344	N/A	N/A
Larry Okada	Nil	N/A	N/A
Chris Theodoropoulos	Nil	N/A	N/A
Andre Audet(2)	Nil	N/A	N/A

(2)

The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and expected life of the options. The fair value of options granted on December 9, 2009 is $0.92488110, the fair value of the options granted on February 12, 2010 is $1.06449487 and the fair value of options granted on March 18, 2010 is $0.97582206. These options all vested upon grant.

(2)

Andre Audet ceased to be a director of the Company on March 18, 2010.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management during Fiscal 2010 Ended 9/30/2010 was $558,000.

The following table details compensation paid/accrued for Fiscal 2010 Ended September 30th for the Senior Management and Directors.

Table No. 6
Senior Management Compensation
Name and Principal Positions	Year	Salary (CDN$)	Share-based awards (CDN$)	Option-based awards (CDN$)(2)	Non-equity incentive plan compensation (CDN$)		Pension value (CDN$)	All other compensation (CDN$)(1)	Total compensation (CDN$)
					Annual incentive plans	Long-term incentive plans
Gary Freeman, President/CEO	2010	Nil	N/A	Nil	N/A	N/A	N/A	$240,000	$240,000
Melvin Herdrick, VP Exploration	2010	Nil	N/A	$46,344	N/A	N/A	N/A	$180,000	$226,344
John Seaman, CFO	2010	Nil	N/A	Nil	N/A	N/A	N/A	$18,000	$18,000
Scott Kelly, VP Finance	2010	Nil	N/A	Nil	N/A	N/A	N/A	$65,000	$65,000
Dayna Leigh, Corporate Secretary	2010	$55,000	N/A	Nil	N/A	N/A	N/A	Nil	$55,000

(2)

All Other Compensation consisted of consulting fees.

(2)

The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and expected life of the options. The fair value of options granted on December 9, 2009 is $0.92488110, the fair value of the options granted on February 12, 2010 is $1.06449487 and the fair value of options granted on March 18, 2010 is $0.97582206. These options all vested upon grant.

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by Senior Management.

Table No. 7
Senior Management Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year
Name	Option-based awards Value vested during the year (1)(CDN$)	Share-based awards – Value vested during the year (CDN$)	Non-equity incentive plan compensation - Value earned during the year (CDN$)
Gary Freeman, President/CEO	Nil	N/A	N/A
Melvin Herdrick, VP Exploration	$46,344	N/A	N/A
John Seaman, CFO	Nil	N/A	N/A
Scott Kelly, VP Finance	Nil	N/A	N/A
Dayna Leigh, Corporate Secretary	Nil	N/A	N/A

(1) The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and expected life of the options. The fair value of options granted on December 9, 2009 is $0.92488110, the fair value of the options granted on February 12, 2010 is $1.06449487 and the fair value of options granted on March 18, 2010 is $0.97582206. These options all vested upon grant.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2010 Ended 9/30/2010, the most recently completed fiscal year; there were 3,772,500 stock options outstanding.  During Fiscal 2010, 600,000 stock options were granted to Senior Management, Directors, and employees/consultants.  During Fiscal 2010, no SARs (stock appreciation rights) were granted.  During Fiscal 2010, 715,000 stock options were exercised, 180,000 stock options were cancelled, forfeited and/or expired, and none were re-priced.

Table No. 8
Stock Option Grants
Fiscal 2010 Ended 9/30/2010
Name	Number of Options Granted	Percent of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Market Value Of Common Shares On Date of Grant
Senior Management and Directors
Melvin Herdrick	50,000	8.3%	$1.37	12/09/2009	12/09/2014	$1.37
William Faust	150,000	25%	$1.47	02/12/2010	02/12/2015	$1.47
Peter Mordaunt	150,000	25%	$1.40	03/18/2010	03/18/2015	$1.40
Employees and Consultants	50,000	8.3%	$1.37	12/09/2009	12/09/2014	$1.37
Employees and Consultants	200,000	33.4%	$1.37	12/09/2009	12/09/2010	$1.37
TOTAL	600,000	100%

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, 715,000 stock options were exercised by Senior Management, Directors, and employees/consultants.  No SARs (stock appreciation rights) were exercised during this period.

Table No. 9
Stock Option Exercises in Fiscal 2010 Ended 9/30/2010
Name	Number of Common Shares Acquired	Aggregate Value Realized
Senior Management and Directors
Andre Audet	70,000	$58,800
Employees and Consultants	645,000	$22,125
TOTAL	715,000	$418,200

Stock Options Outstanding at Fiscal Year End and Stock Option Values at Fiscal Year End

The following table gives certain information concerning stock option outstanding at September 30, 2010.

Table No. 10
Fiscal Year End Stock Options Outstanding
Fiscal Year End Stock Option Values
Name	Option exercise price	Option expiration date	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options un- exercisable	Value of unexercised in-the-money stock options exercisable	Value of unexercised in-the-money stock options unexercisable
Gary Freeman	$0.80	04/25/2011	285,000	0	$205,200	N/A
Gary Freeman	$1.60	06/17/2013	100,000	0	Nil	N/A
Gary Freeman	$0.60	12/12/2013	80,000	0	$73,600	N/A
Gary Freeman	$0.84	05/11/2013	235,000	0	$159,800	N/A
Melvin Herdrick	$0.80	04/25/2011	30,000	0	$21,600	N/A
Melvin Herdrick	$0.55	08/02/2011	25,000	0	$24,250	N/A
Melvin Herdrick	$0.60	02/12/2012	50,000	0	$46,000	N/A
Melvin Herdrick	$1.60	06/17/2013	100,000	0	Nil	N/A
Melvin Herdrick	$0.84	05/11/2014	70,000	0	$47,600	N/A
Melvin Herdrick	$1.37	12/09/2014	50,000	0	$7,500	N/A
Michael Halvorson	$0.80	04/25/2011	100,000	0	$72,000	N/A
Michael Halvorson	$0.55	08/02/2011	100,000	0	$97,000	N/A
Michael Halvorson	$1.60	06/17/2013	50,000	0	Nil	N/A
Michael Halvorson	$0.60	12/12/2013	30,000	0	$27,600	N/A
Michael Halvorson	$0.84	05/11/2014	40,000	0	$27,200	N/A
Chris Theodoropoulos	$0.73	03/23/2012	37,500	0	$29,625	N/A
Chris Theodoropoulos	$1.60	06/17/2013	50,000	0	Nil	N/A
Chris Theodoropoulos	$0.60	12/12/2013	70,000	0	$64,400	N/A
Chris Theodoropoulos	$0.84	05/11/2014	55,000	0	$37,400	N/A
William Faust	$1.47	02/12/2015	150,000	0	$7,500	N/A
Peter Mordaunt	$1.40	03/18/2015	150,000	0	$18,000	N/A
Andre Audet (1)	$1.60	03/18/2011	50,000	0	Nil	N/A
Leonard Harris	$0.60	12/12/2013	70,000	0	$64,400	N/A
Larry Okada	$0.84	05/11/2014	70,000	0	$47,600	N/A
Chester Millar (2)	$1.60	11/20/2010	250,000	0	Nil	N/A
John Seaman	$0.78	04/27/2011	50,000	0	$37,000	N/A
John Seaman	$1.60	06/17/2013	50,000	0	Nil	N/A
Scott Kelly	$1.60	06/17/2013	55,000	0	Nil	N/A
Scott Kelly	$0.60	12/12/2013	70,000	0	$64,400	N/A
Dayna Leigh	$1.60	06/17/2013	45,000	0	Nil	N/A
Dayna Leigh	$0.84	05/11/2014	50,000	0	$34,000	N/A
Employees/Consultants	$0.55	08/02/2011	80,000	0	$77,600	N/A
Employees/Consultants	$0.60	12/12/2013	30,000	0	$27,600	N/A
Employees/Consultants	$0.90	05/04/2011	150,000	50,000	$93,000	$31,000
Employees/Consultants	$1.60	06/17/2013	300,000	0	Nil	N/A
Employees/Consultants	$1.37	12/09/2010	200,000	0	$30,000	N/A
Employees/Consultants	$1.37	12/09/2014	50,000	0	$7,500	N/A

(1)

The expiry date of the 50,000 stock options granted to Andre Audet at a price of $1.60 has been revised from the original expiry date of 06/17/2013 to the new expiry date of 03/18/2011 due to his cessation as a Director of the Company on March 18, 2010.

This stock option terminated on 11/20/2010 due to Mr. Millar’s cessation as a Director and Chairman of the Company on November 20, 2009.

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

As per the employment agreement made effective March 1, 2009 through to February 28, 2011 between the Company, Compañía Minera Pitalla and Melvin Herdrick, in the event that during the term of the agreement there is a successful take over bid of the Company or a change of control in the Company resulting from a merger by way of an amalgamation or plan of arrangement or if any shareholder acquires in excess of 50% of the common shares of the Company, then Mr. Herdrick at any time within 120 days of such event will be entitled to terminate the agreement and receive the aggregate cash compensation equivalent to CDN$90,000.

The Company entered into consulting agreements with Peter Mordaunt and William Faust (the “Consultants”) dated September 9, 2010 (the “Consulting Agreements”), whereby the Company engaged the Consultants to provide mining exploration and development technical and business advisory service for the purpose of providing assistance to the Company in its efforts to complete a Bankable Feasibility Study (as defined in the subject Consulting Agreements).  The Consulting Agreements terminate on September 8, 2015.  Under the Consulting Agreements, the Company granted to each of the Consultants 150,000 RSUs having a term of 5 years and vesting immediately at the time of the grant and an additional 150,000 RSUs having a term of 5 years and vesting upon completion of the Bankable Feasibility Study.

The Consulting Agreements provide that in the event of a change of control of the Company any RSUs granted to the Consultants but not exercised will be deemed to have been fully exercised prior to the effective date of the change of control and the Company will issue 300,000 fully paid common shares to the Consultants coincident with a change of control.  If the RSU Plan has not received final approval by the TSX at the time of the change of control, in lieu of the issuance of 300,000 common shares, the Corporation will pay each of the Consultants a cash payment equal to 300,000 multiplied by the then Market Price per share.

The Company also has an employment agreement with Dayna Leigh which provides that in the event of a change of control of the Company, Ms. Leigh will be entitled to the equivalent of 6 months pay which is CDN$27,500.

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

Bonus/Profit Sharing/Non-Cash Compensation.

On September 13, 2010, the Board of Directors of the Company approved and adopted a Restricted Share Unit Plan (the “RSU Plan), subject to acceptance by the TSX and disinterested shareholder approval. The RSU Plan becomes part of the Company’s existing overall equity-based compensation plan where the maximum number of common shares available for issuance in the aggregate under the RSU Plan and the Company’s existing Share Option Plan will be capped at a maximum of 10% of the number of common shares of the Company issued and outstanding at the time of grant.

On September 13, 2010, the Company granted RSUs to two of its directors, Peter Mordaunt and William Faust. If and when the Company institutes the RSU Plan, 300,000 restricted share units (“RSUs”), entitling them each to acquire 300,000 fully paid and non-assessable shares of the Company will be available. One half of the propsed RSUs would not vest unless and until the Company receives an independently prepared bankable feasibility study supporting the development of a mine at the Company’s San Antonio project.

If the proposed RSU Plan does not receive the required acceptances and approvals, then the Company has agreed to make lump sum cash payments to the consultants in an amount that equates to the market value of the securities that would have otherwise been issuable. As at 11/30/2010, the Company has not obtained disinterested shareholder or TSX approval on the RSU Plan.  If the Arrangement Transaction with Argonaut is completed as anticipated in January 2011, then the outstanding RSUs held by Mordaunt and Faust will be deemed to be cancelled and the cash payment obligation will be triggered. (See Item #4A History and Progress of the Company).

Pension/Retirement Benefits.

No funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

The Company entered into a management contract dated effective 4/1/2005 with Gary Freeman, the President of the Company.  Under the terms of the contract, he received $5,000 per month retroactive to 4/1/2005, a $30,000 signing bonus and, beginning 8/1/2005 and coinciding with his appointment as President and his increased responsibilities, $8,000 per month.  Under its terms, Mr. Freeman was entitled to up to 400,000 stock options in the Company (320,000 options granted to date).  The contract expired 12/31/2006 and was replaced, effective 2/1/2006, by a contract which paid Mr. Freeman $8,000 per month ($12,000 per month effective 5/1/2006), provides for stock options as determined by the Board of Directors and provides for a minimum payout of six months in the event of termination not for cause.  On 1/1/2008 a consulting agreement was put into place, which pays Mr. Freeman $20,000 plus GST per month and provides for stock options to be granted as determined by the board and for a maximum allotment of 600,000 at any time.  On 1/1/2009, a new consulting agreement was put in place, which pays Mr.  Freeman $20,000 plus applicable taxes and provides for stock options to be granted as determined by the board and for a maximum allotment of 700,000 at any time. The contract is for a period of two years, expiring on 12/31/2011.

The Company entered into a consulting contract dated effective 5/15/2006 with Mel Herdrick, a director and the Vice-President, Exploration of the Company.  Under the terms of the contract he received US$500 per month based on a normal work month of 20 days.  The contract was for a one-year term and could be terminated by either party without cause by providing 90 days written notice.  On 1/1/2008, a new consulting agreement was formed between Mr. Herdrick and the Company.  Under the agreement, Mr. Herdrick is paid US$15,000 per month and provides for stock options as determined by the Board of Directors.  On 3/1/2009, an employment agreement was formed between Mr. Herdrick, Compañía Minera Pitalla and the Company.  Under the new agreement, Mr. Herdrick is paid the equivalent of CDN$15,000 per month and provides for the grant of stock options as determined by the Board of Directors.

The Company entered into a consulting agreement dated effective 01/01/2010 with Dayna Leigh, to act as Corporate Secretary for the Company. Under the terms of the contract Ms. Leigh receives a salary of CDN$55,000 and provides for the grant of stock options as determined by the Board of Directors.

The Company entered into a consulting agreement dated effective 04/10/2008 with Scott Kelly, to act as Vice-President, Finance for the Company.  Under the terms of the contract Mr. Kelly received CDN$5,500 plus applicable taxes per month and provides for the grant of stock options as determined by the Board of Directors.  On April 1, 2009, the Company entered into an extension letter agreement, to extend the term of the original agreement by two years, so that it expires on March 31, 2011.  There were no changes to the original terms of the agreement.

The Company entered into consulting agreements with Peter Mordaunt and William Faust (the “Consultants”) dated September 9, 2010 whereby the Company engaged the Consultants to provide mining exploration and development technical and business advisory service for the purpose of providing assistance to the Company in its efforts to complete a Bankable Feasibility Study (as defined in the subject Consulting Agreements).  The Consulting Agreements terminate on September 8, 2015.  Under the Consulting Agreements the Corporation granted to each of the Consultants 150,000 RSUs having a term of 5 years and vesting immediately at the time of the grant and an additional 150,000 RSUs having a term of 5 years and vesting upon completion of the Bankable Feasibility Study. If the proposed RSU plan does not receive the required acceptances and approvals, then the Company has agreed to make lump sum cash payments to the Consultants in an amount that equates to the market value of the securities that would have otherwise been issuable to the Consultants.

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.

Refer to ITEM 6.B., “Written Management Agreements”.

6.C.3.  Board of Directors’ Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors, the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The members of the Audit Committee are Larry Okada (Committee Chairman, independent), Leonard Harris (independent), and Michael Halvorson (independent).  The Audit Committee met four times during Fiscal 2010 and has met once during Fiscal 2011-to-date.

The Company has a Compensation Committee, which reviews and approves consulting and employment agreements and recommends the same for approval to the Board of Directors. The members of the Compensation Committee are Michael Halvorson and Leonard Harris (Committee Chairman).

6.D.  Employees

As of 11/30/2010, the Company had forty two employees, including the Senior Management.  Of those, thirty-seven are based in Mexico, thirty as field workers, and seven as office staff.  As of 9/30/2010 and 9/30/2009, the Company had seventeen and seventeen employees, respectively, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

The following table lists, as of 11/30/2010, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  The table also includes all other persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s voting securities.

Table No. 11 Shareholdings of Directors and Senior Management Shareholdings of 5% Shareholders November 30, 2010
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Ernesto Echavarria (1)	4,011,600	7.9%
Common	5% Shareholder Subtotal	4,011,600	7.9%
Common	Gary Freeman (2)	1,987,848	3.9%
Common	Peter Mordaunt (3)	300,000	0.6%
Common	William Faust (4)	300,000	0.6%
Common	Michael Halvorson (5)	1,140,000	2.4%
Common	Leonard Harris (6)	90,000	0.2%
Common	Melvin Herdrick (7)	2,134,616	4.2%
Common	Larry Okada (8)	70,000	0.1%
Common	Chris Theodoropoulos (9)	217,500	0.4%
Common	Dayna Leigh (10)	95,000	0.2%
Common	Scott Kelly (11)	125,000	0.2%
Common	John Seaman (12)	100,000	0.2%
	Directors and Senior Management Subtotal	6,559,964	13%
	TOTAL	10,571,564	20.9%
(1)	Mr. Echavarria is a resident of Mexico.
(2)	700,000 represent currently exercisable stock options. The 700,000 stock options and 1,232,848 shares are held indirectly through G.F. Consulting Corp., a private company wholly-owned by Mr. Freeman.
(3)	150,000 represent currently exercisable stock options.
150,000 represent currently exercisable RSUs.
(4)	150,000 represent currently exercisable stock options. 150,000 represent currently exercisable RSUs.
(5)	320,000 represent currently exercisable stock options.
175,000 shares are held indirectly through Halcorp Capital Ltd., a private company wholly-owned by Mr. Halvorson.
(6)	70,000 represent currently exercisable stock options.
(7)	325,000 represent currently exercisable stock options.
(8)	70,000 represent currently exercisable stock options.
(9)	212,500 represent currently exercisable stock options, of which
70,000 are held indirectly through 143 Investments Ltd., a private company controlled by Mr. Theodoropoulos.
(10)	95,000 represent currently exercisable stock options.
(11)	125,000 represent currently exercisable stock options.
(12)	100,000 represent currently exercisable stock options
“Percent of Class” is based on 50,517,072 common shares issued and outstanding, and warrants and stock options held by each beneficial holder exercisable within sixty days.

Stock Options.

Incentive stock options are granted by the Company in accordance with the rules and policies of the TSX, the BCBCA, and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written share option plan (the “Share Option Plan”) dated for reference 02/12/2008.

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

The maximum aggregate number of shares that may be made subject to issuance under options granted under the Share Option Plan is equal to 10% of the issued and outstanding common shares of the Company at the time of the option grant, less the aggregate number of existing options outstanding and the number of common shares that are subject to issuance under outstanding rights that have been issued by the Company under any other share compensation arrangement.  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Share Option Plan.  Any stock option outstanding when the Share Option Plan is terminated will remain in effect until it is exercised or it expires.  The Share Option Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

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

Table No. 12 Stock Options Outstanding November 30, 2010
Name	Number of Options Granted or Remaining (2)	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors
Gary Freeman	285,000	$0.80	4/25/2006	04/25/2011
Gary Freeman	100,000	$1.60	6/17/2008	06/17/2013
Gary Freeman	80,000	$0.60	12/12/2008	12/12/2013
Gary Freeman	235,000	$0.84	05/11/2009	05/11/2013
Melvin Herdrick	30,000	$0.80	04/25/2006	04/25/2011
Melvin Herdrick	25,000	$0.55	08/02/2006	08/02/2011
Melvin Herdrick	50,000	$0.60	02/12/2007	02/12/2012
Melvin Herdrick	100,000	$1.60	06/17/2008	06/17/2013
Melvin Herdrick	70,000	$0.84	05/11/2009	05/11/2014
Melvin Herdrick	50,000	$1.37	12/09/2009	12/09/2014
Michael Halvorson	100,000	$0.80	4/25/2006	04/25/2011
Michael Halvorson	100,000	$0.55	8/02/2006	08/02/2011
Michael Halvorson	50,000	$1.60	06/17/2008	06/17/2013
Michael Halvorson	30,000	$0.60	12/12/2008	12/12/2013
Michael Halvorson	40,000	$0.84	05/11/2009	05/11/2014
Chris Theodoropoulos	37,500	$0.73	3/23/2007	03/23/2012
Chris Theodoropoulos	50,000	$1.60	6/17/2008	06/17/2013
Chris Theodoropoulos	70,000	$0.60	12/12/2008	12/12/2013
Chris Theodoropoulos	55,000	$0.84	05/11/2009	05/11/2014
William Faust	150,000	$1.47	02/12/2010	02/12/2015
Peter Mordaunt	150,000	$1.40	03/18/2010	03/18/2015
Andre Audet (1)	50,000	$1.60	06/17/2008	03/18/2011
Leonard Harris	70,000	$0.60	12/12/2008	12/12/2013
Larry Okada	70,000	$0.84	05/11/2009	05/11/2014
John Seaman	50,000	$0.78	4/27/2007	4/27/2011
John Seaman	50,000	$1.60	6/17/2008	6/17/2013
Scott Kelly	55,000	$1.60	6/17/2008	6/17/2013
Scott Kelly	70,000	$0.60	12/12/2008	12/12/2013
Dayna Leigh	45,000	$1.60	6/17/2008	6/17/2013
Dayna Leigh	50,000	$0.84	5/11/2009	5/11/2014
Total Officers/Directors	2,367,500
Employees/Consultants/etc.	80,000	$0.55	08/02/2006	08/02/2011
Employees/Consultants/etc.	30,000	$0.60	12/12/2008	12/12/2013
Employees/Consultants/etc.	300,000	$1.60	06/17/2008	06/17/2013
Employees/Consultants/etc.	200,000	$1.37	12/09/2009	12/09/2010
Employees/Consultants/etc.	50,000	$1.37	12/09/2009	12/09/2014
TOTAL	3,027,500

(2)

The expiry date of the 50,000 stock options granted to Andre Audet at a price of $1.60 has been revised from the original expiry date of 06/17/2013 to the new expiry date 03/18/2011 due to his cessation as Director on March 18, 2010.

(2)

All options are fully vested, with the exception of the $0.90 options granted on May 4, 2009 which vest 25% on the date of grant, and then every 6 months thereafter, until fully vested.

Restricted Share Units

On September 13, 2010, the Board of Directors of the Company approved and adopted a RSU Plan, subject to acceptance by the TSX and disinterested shareholder approval. The RSU Plan becomes part of the Company’s existing overall equity-based compensation plan where the maximum number of common shares available for issuance in the aggregate under the RSU Plan and the Company’s existing Share Option Plan will be capped at a maximum of 10% of the number of common shares of the Company issued and outstanding at the time of grant.

On September 13, 2010, the Company granted RSUs to two of its directors, Peter Mordaunt and William Faust. If and when the Company institutes the RSU Plan, 300,000 RSUs entitling them each to acquire 300,000 fully paid and non-assessable shares of the Company will be available. One half of the propsed RSUs would not vest unless and until the Company receives an independently prepared bankable feasibility study supporting the development of a mine at the Company’s San Antonio project.

If the proposed RSU Plan does not receive the required acceptances and approvals, then the Company has agreed to make lump sum cash payments to the consultants in an amount that equates to the market value of the securities that would have otherwise been issuable. As at 11/30/2010 the Company has not obtained disinterested shareholder or TSX approval on the RSU Plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 4/5/6/7/8/9/10/11/12

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company has lead over the last several years to some significant changes in the holdings of major shareholders (5%) direct and/or indirect holdings of common shares.

	Common Shares Owned at 9/30/2010	Common Shares Owned at 9/30/2009	Common Shares Owned at 9/30/2008
Ernesto Echavarria	3,223,000	3,223,000	Nil

7.A.1.c.  Different Voting Rights.

The Company’s major shareholder does not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 11/30/2010, the Company’s shareholders’ list showed 50,517,072 common shares outstanding, with 65 registered shareholders. 24 of these shareholders were resident in Canada, holding 36,105,469 common shares (representing about 71% of the issued/outstanding shares); 36 registered shareholders were resident in the United States, holding 13,731,510 common shares (representing about 27%); and 5 registered shareholders were resident in other countries, holding 680,093 common shares (representing about 1%).

The Company has researched the indirect holdings of depository institutions and other financial institutions. Based on this research and other research into the indirect holdings of other institutions, the Company estimates that on 11/30/2010 that it had about 1,706 “holders of record” in Canada, holding approximately 91% of the outstanding shares of the Company, and over 4,200 beneficial owners that own 100% of its common shares.

Warrants

As at November 30, 2010, there were no Share Purchase Warrants outstanding.

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

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

During Fiscal 2010/2009, consulting fees in the amount of $530,955 and $388,928, respectively, were made to directors of the Company. In addition, reimbursements of expenses were paid to directors totalling $77,566.77 and $14,775.67, respectively.

During Fiscal 2010/2009, rent of $38,000 and $27,600, respectively, was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 9/30/2009, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

   Audited Financial Statements:

   For Fiscal 2010/2009/2008 Ended September 30th

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

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) under its former name, “Consolidated Magna Ventures Ltd.” in May 1984. Effective 03/02/2009, the Company delisted from the TSX Venture Exchange and began trading on the TSX. The current stock symbol of the Company is “PEZ” and the CUSIP number of the Company is 70532W109.

The following table lists the volume of trading and high, low and closing sales prices on the TSX/TSX Venture Exchange for the Company's common shares for the last six months, the last eight fiscal quarters and the last five fiscal years.  The closing price on November 30, 2010 was $1.95.

Table No. 14 Toronto Stock Exchange Common Shares Trading Activity

Period Ended	Volume	High	Low	Closing
Monthly
11/30/2010	7,944,297	$2.45	$1.84	$1.95
10/31/2010	9,461,073	$2.41	$1.56	$2.24
9/30/2010	2,401,500	$1.68	$1.40	$1.62
8/31/2010	1,872,500	$1.48	$1.10	$1.37
7/31/2010	1,158,900	$1.27	$1.01	$1.14
6/30/2010	994,100	$1.39	$1.20	$1.19
Quarterly
9/30/2010	5,432,900	$1.68	$1.01	$1.62
6/30/2010	4,797,800	$1.56	$1.20	$1.19
3/31/2010	9,474,000	$1.98	$1.33	$1.43
12/31/2009	12,709,400	$1.73	$0.81	$1.67
9/30/2009	6,944,900	$1.05	$0.72	$0.95
6/30/2009	4,665,000	$1.03	$0.78	$0.80
3/31/2009	5,757,600	$1.25	$0.83	$1.00
12/31/2008	6,525,600	$1.32	$0.39	$0.99
Yearly
9/30/2010	32,414,100	$1.98	$0.81	$1.62
9/30/2009	23,838,300	$1.05	$0.72	$0.95
9/30/2008	29,417,600	$3.74	$0.79	$1.28
9/30/2007	38,148,869	$2.15	$0.38	$1.77
9/30/2006	16,113,078	$1.15	$0.39	$0.41

The Company’s common shares began trading on the OTC Bulletin Board in September 2007 under the symbol “PEZFF.OB” and now trades under the symbol “PEZGF”.  The following table lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for: the last six months, the last eight fiscal quarters; and the last three fiscal years.  The closing price on 11/30/2010 was US$1.90.

Table No. 15 OTC Bulletin Board Common Shares Trading Activity US Dollars
Period Ended				US Dollars
Monthly	Volume	High	Low	Closing
11/30/2010	1,931,183	$2.45	$1.79	$1.90
10/31/2010	2,670,837	$2.26	$1.53	$2.22
9/30/2010	1,104,300	$1.65	$1.31	$1.55
8/31/2010	722,900	$1.32	$1.03	$1.29
7/31/2010	556,500	$1.21	$0.96	$1.06
6/30/2010	599,200	$1.28	$1.09	$1.12
Quarterly
9/30/2010	2,383,700	$1.65	$0.96	$1.55
6/30/2010	9,393,100	$1.55	$1.09	$1.12
3/31/2010	6,377,500	$1.90	$1.28	$1.40
12/31/2009	5,692,400	$1.66	$0.73	$1.59
9/30/2009	3,300,600	$0.96	$0.62	$0.89
6/30/2009	1,772,200	$1.01	$0.66	$0.69
3/31/2009	1,175,500	$1.00	$0.70	$0.82
12/31/2008	2,370,200	$1.23	$0.30	$0.81
Yearly
9/30/2010	17,469,200	$1.90	$0.73	$1.55
9/30/2009	8,618,500	$1.23	$0.30	$0.89
9/30/2008	9,992,300	$3.60	$0.79	$1.20

The Company’s common shares began trading on the Stuttgart Stock Exchange on 2/2/2007, under the trading symbol “P5E.SG”.  Total volume through 11/30/2010 was 894,400.  Prices ranged from €0.26 to €1.75; the closing price on 11/25/2010 was €1.44.

The Company’s common shares began trading on the Munich-Stock Exchange on 5/22/2006, under the trading symbol “P5E.DE”.  Total volume through 11/30/2010 was 1,092,700.  Prices ranged from €0.25 to €1.71; the closing price on 11/16/2010 was €1.71.

The Company’s common shares began trading on the XETRA-Stock Exchange in Europe on 5/29/2006, under the trading symbol “P5E.DE”.  Total volume through 11/30/2010 was 160,400.  Prices ranged from €0.30 to €1.76; the closing price on 11/23/2010 was €1.76.

The Company’s common shares began trading on the Berlin-Bermen-Stock Exchange on 2/8/2006, under the trading symbol “P5E.BE”.  Total volume through 11/30/2010 was 361,400.  Prices ranged from €0.23 to €1.71; the closing price on 11/30/2010 was €1.42.

The Company’s common shares began trading on the Frankfurt Stock Exchange on 3/25/2008, under the trading symbol “P5E.F”.  Total volume through 11/30/2010 was 2,298,700.  Prices ranged from €0.23 to €1.76; the closing price on 11/30/2010 was €1.42.

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

Restricted Share Units

Refer to ITEM #6E for additional information.

9.A.6.    Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares of the Company trade on the TSX in Canada and on the OTC Bulletin Board in the United States.  They also trade in Europe on the Stuartgart Stock Exchange, Munich Stock Exchange, Berlin Stock Exchange, Frankfurt Stock Exchange, and XETRA Exchange.  Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

        --- Not Applicable ---

10.B.  Notice of Articles and Articles of Incorporation

Refer to discussion in Form-20-FR Registration Statement and amendments for more information about the Company’s Articles.

10.C.  Material Contracts

Other than contracts entered into in the ordinary course of business, the Company has not entered into any material contracts within the past two years except as follows:

(a)

Business Combination Agreement dated October 18, 2010, as amended November 19, 2010, between the Company and Argonaut.  Refer to “Business of Pediment” on page 3 for a detailed discussion of this agreement.

(b)

Consulting Agreement dated September 9, 2010 between the Company and Peter Mordaunt. Refer to Item 6.B Compensation – Written Management Agreements for a detailed discussion of this agreement.

(c)

Consulting Agreement dated September 9, 2010 between the Company and William Faust. Refer to Item 6.B Compensation – Written Management Agreements for a detailed discussion of this agreement.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was a passive foreign investment company for the taxable years ended 9/30/2009 and 9/30/2010.  The contemplated business combination transaction with Argonaut Gold Inc. (“Argonaut”) by way of a plan of arrangement pursuant to the BC Business Corporations Act (the “Plan of Arrangement”), if completed, likely will have an impact on the Company’s status as a passive foreign investment company in future periods.  The tax consequences of the Plan of Arrangement are discussed in detail below.

Certain U.S. Federal Income Tax Consequences of the Plan of Arrangement

Characterization of the Argonaut Transaction

Certain tax consequences will arise if the Plan of Arrangement proceeds.  Pursuant to the Plan of Arrangement: (a) the U.S. Holders will exchange Pediment Shares and receive Argonaut Shares (the "Exchange"); and (b) Argonaut will then contribute the Pediment Shares to an Argonaut subsidiary (“Acquireco”) and Acquireco and Pediment will then amalgamate (the "Arrangement Transactions").  This summary assumes that the Exchange and Arrangement Transactions will be treated for U.S. federal income tax purposes as if Acquireco and Pediment merged with Pediment surviving the merger and Acquireco ceasing to exist as a separate legal entity, as specified in the Plan of Arrangement.  Although there are no authorities addressing facts identical to the Arrangement and therefore the matter is not free from doubt, the Exchange and the Arrangement Transactions should be treated as a single integrated transaction for U.S. federal income tax purposes.  If the Exchange and Arrangement Transactions are treated as a single integrated transaction for U.S. federal income tax purposes, although not free from doubt, the Arrangement should qualify as a tax-deferred "reorganization" within the meaning of Section 368(a) of the Code (a "Reorganization").

Since the Arrangement Transactions will be effected pursuant to applicable provisions of Canadian corporate law that are not identical to analogous provisions of U.S. corporate law, and there are no authorities which consider whether an amalgamation pursuant to a court order is treated as a statutory merger within the meaning of Section 368(a) of the Code, there can be no assurance that the IRS or a U.S. court would not take a contrary view of the Exchange and Arrangement Transactions.  Neither Pediment nor Argonaut has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement.  Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge.  The tax consequences of the Arrangement qualifying as a Reorganization or as a taxable transaction are discussed below.  U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the Arrangement.

Tax Consequences if Pediment is Classified as a PFIC

A U.S. Holder of Pediment Shares would be subject to special, adverse tax rules in respect of the Arrangement if Pediment was classified as a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) for any tax year during which such U.S. Holder holds or held Pediment Shares.

A non-U.S. corporation is classified as a PFIC for each tax year in which (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produce or are held for the production of passive income.  For purposes of the PFIC provisions, “gross income” generally means sales revenues less cost of goods sold, and “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas.  In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

Pediment believes that it was a PFIC during one or more prior tax years, and based on current business plans and financial projections, Pediment expects that it will be a PFIC during its current tax year which includes the Effective Date.  PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurances regarding the PFIC status of Pediment during the current tax year which includes the Effective Date or any prior tax year.

Under proposed U.S. Treasury Regulations, absent application of the “PFIC-for-PFIC Exception” discussed below, if Pediment is classified as a PFIC for any tax year during which a U.S. Holder holds Pediment Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Arrangement.  Under the default PFIC rules:

•

the Arrangement may be treated as a taxable exchange even if such transaction qualifies as a Reorganization as discussed below;

•

any gain on the sale, exchange or other disposition of Pediment Shares and any “excess distribution” (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated rateably over such U.S. Holder’s holding period;

•

the amount allocated to the current tax year and any year prior to the first year in which Pediment was classified as a PFIC will be taxed as ordinary income in the current year;

•

the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•

an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a “mark-to-market” election under Section 1296 of the Code or a timely and effective election to treat Pediment as a “qualified electing fund” under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to the Arrangement.

U.S. Holders should be aware that there can be no assurances that Pediment will satisfy the record keeping requirements that apply to a QEF, or that Pediment will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that Pediment is a PFIC during its tax year ended September 30, 2010 or for its current tax year.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their Pediment Shares.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Notwithstanding the foregoing, if (i) the Arrangement qualifies as a Reorganization, (ii) Pediment was classified as a PFIC for any tax year during which a U.S. Holder holds or held Pediment Shares, and (iii) Argonaut also qualifies as a PFIC for the tax year that includes the day after the Effective Date of the Arrangement, then proposed U.S. Treasury Regulations generally provide for Reorganization treatment to apply to such U.S. Holder’s exchange of Pediment Shares for Argonaut Shares pursuant to the Arrangement (for a discussion of the general nonrecognition treatment of a Reorganization, see discussion below under the heading “Tax Consequences if the Arrangement Qualifies as a Reorganization”).  For purposes of this summary, this exception will be referred to as the “PFIC-for-PFIC Exception.”  In addition, in order to qualify for the PFIC-for-PFIC Exception, proposed U.S. Treasury Regulations require a U.S. Holder to report certain information to the IRS on Form 8621 together with such U.S. Holder’s U.S. federal income tax return for the tax year in which the Arrangement occurs.

Based on current business plans and financial projections, Argonaut does not expect to be classified as a PFIC for the tax year that includes the day after the Effective Date of the Arrangement.  Accordingly, if the proposed U.S. Treasury Regulations were finalized and made applicable to the Arrangement (even if this occurs after the Effective Date of the Arrangement), it is anticipated that the PFIC-for-PFIC Exception would not be available to U.S. Holders with respect to the Arrangement.  PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurances regarding the PFIC status of Argonaut during the tax year which includes the day after the Effective Date of the Arrangement.

Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the exchange of Pediment Shares for Argonaut Shares pursuant to the Arrangement, and the information reporting responsibilities under the proposed U.S. Treasury Regulations in connection with the Arrangement.

In addition, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form.  The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992.  However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed.   Further, it is uncertain whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Arrangement.   In the absence of the proposed U.S. Treasury regulations being finalized in their current form, the U.S. federal income tax consequences to a U.S. Holder are generally set forth below in the discussion “Tax Consequences if the Arrangement Qualifies as a Reorganization.” If gain is not recognized under the proposed U.S. Treasury Regulations, a U.S. Holder’s holding period for the Argonaut Shares for purposes of applying the PFIC rules presumably would include the period during which the U.S. Holder held its Pediment Shares.  Consequently, a subsequent disposition of the Argonaut Shares presumably would be taxable under the default PFIC rules described above.  U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 would apply if the Arrangement qualifies as a Reorganization.

Tax Consequences if the Arrangement Qualifies as a Reorganization

If the Arrangement qualifies as a Reorganization, and the PFIC rules discussed above do not apply, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)

no gain or loss will be recognized by a U.S. Holder on the exchange of Pediment Shares for Argonaut Shares pursuant to the Arrangement;

(b)

the tax basis of a U.S. Holder in the Argonaut Shares acquired in exchange for Pediment Shares pursuant to the Arrangement will be equal to such U.S. Holder’s tax basis in the Pediment Shares exchanged;

(c)

the holding period of a U.S. Holder for the Argonaut Shares acquired in exchange for Pediment Shares pursuant to the Arrangement will include such U.S. Holder’s holding period for Pediment Shares; and

(d)

U.S. Holders who exchange Pediment Shares for Argonaut Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

The IRS could challenge a U.S. Holder’s treatment of the Arrangement as a Reorganization.  If this treatment were successfully challenged, then the Arrangement would be treated as a taxable transaction, with the consequences discussed immediately below (including the recognition of any realized gain).

Treatment of the Arrangement as a Taxable Transaction

If the Arrangement does not qualify as a Reorganization for U.S. federal income tax purposes, subject to the PFIC rules discussed above, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)

a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Argonaut Shares received in exchange for Pediment Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in Pediment Shares exchanged;

(b)

the tax basis of a U.S. Holder in the Argonaut Shares received in exchange for Pediment Shares pursuant to the Arrangement would be equal to the fair market value of such Argonaut Shares on the date of receipt; and

(c)

the holding period of a U.S. Holder for the Argonaut Shares received in exchange for Pediment Shares pursuant to the Arrangement will begin on the day after the date of receipt.

If Pediment is not classified as a PFIC for any tax year in which a U.S. Holder held Pediment Shares, any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Pediment Shares are held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of such U.S. Holder’s Pediment Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for Pediment Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Pediment Shares surrendered.  Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Pediment Shares have been held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  Deductions for capital losses are subject to complex limitations under the Code.

Ownership of Argonaut Shares

Distributions With Respect to Argonaut Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution (including a constructive distribution, but excluding certain pro rata distributions of stock described in Section 305 of the Code) with respect to the Argonaut Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Argonaut, as determined under U.S. federal income tax rules.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Argonaut, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Argonaut Shares, and (b) thereafter, as gain from the sale or exchange of such Argonaut Shares.  (See more detailed discussion below under the heading “Disposition of Argonaut Shares”).  However, Argonaut may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore may have to assume that any distribution by Argonaut with respect to Argonaut Shares will constitute ordinary dividend income. Dividends paid on the Argonaut Shares generally will not be eligible for the “dividends received deduction” generally available to U.S. corporate shareholders receiving dividends from U.S. corporations.

For tax years beginning before January 1, 2011, a dividend paid to a U.S. Holder who is an individual, estate or trust by a corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if the corporation is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the U.S. Holder’s shares are met.  A corporation generally will be a QFC as defined under Section 1(h)(11) of the Code if the corporation is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S.  However, even if a corporation satisfies one or more of these requirements, such corporation will not be treated as a QFC if the corporation is a “passive foreign investment company (or “PFIC,” as defined below) for the tax year during which it pays a dividend or for the preceding tax year.  See the section below under the heading “Passive Foreign Investment Company Rules” below.

For tax years beginning after January 1, 2011, assuming no changes are made to the Code in the interim, the preferential tax rates for dividends discussed above will no longer be available and dividends paid by Argonaut to a U.S. Holder generally will be taxed at ordinary income tax rates.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Disposition of Argonaut Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Argonaut Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Argonaut Shares sold or otherwise disposed of.  Subject to the PFIC rules, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Argonaut Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If Argonaut is or becomes a PFIC for any tax year in which a U.S. Holder held Pediment Shares or Argonaut Shares, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Argonaut Shares received pursuant to the Arrangement.

A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable "look through" rules, either (a) at least 75 percent of its gross income is “passive” income (the “income test”) or (b) at least 50 percent of the quarterly average of the fair market value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).  In determining whether or not a corporation is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

Special, and generally unfavorable, rules are applicable to U.S. Holders owning shares in a PFIC, including taxation at maximum ordinary income tax rates plus an interest charge on both gains on sale or other disposition and certain dividends, unless the U.S. Holder makes a timely and effective election to be taxed under an alternative regime.  In addition, any dividends will not be qualified dividends, and will not be eligible for the reduced rate that may apply to certain dividends received by U.S. Holders that are not corporations.

Based on current business plans and financial projections, Argonaut does not expect to be classified as a PFIC for its current tax year and for the foreseeable future.

However, the determination of whether Argonaut is a PFIC for any tax year is made on an annual basis and is based on the types of income Argonaut earns and the types and value of Argonaut’s assets from time to time, all of which are subject to change.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Furthermore, whether Argonaut will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by Argonaut concerning its PFIC status or that Argonaut will not be a PFIC for any taxable year.

Additional Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Argonaut Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Argonaut Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Argonaut Shares, or on the sale, exchange or other taxable disposition of Argonaut Shares, or any Canadian dollars received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising dissent rights under the Arrangement), will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U. S. Holders may be subject to these reporting requirements unless their Argonaut Shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to the PFIC rules.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the Argonaut Shares, (b) proceeds arising from the sale or other taxable disposition of Argonaut Shares, or (b) any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising dissent rights under the Arrangement) generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2010), if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Other Tax Considerations

Shareholders who are resident in jurisdictions other than the United States should consult their professional tax advisors with respect to tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of receiving and owning Argonaut Shares after the Arrangement.  Shareholders should also consult their own tax advisors regarding provincial, territorial or state tax considerations of the Arrangement or of receiving and holding Argonaut Shares.

10.F.  Dividends and Paying Agents

10.G.  Statement by Experts

        --- Not Applicable ---

10.H.  Documents on Display

The Company’s documents can be viewed at its North American office, located at 789 West Pender Street, #680, Vancouver, British Columbia, Canada  V6C 1H2.  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files Forms 6-K, Annual Reports, and other information with the SEC.  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C.  20549.  Further, the Company also files reports under Canadian regulatory requirements on SEDAR. You may access the Company’s reports filed on SEDAR by accessing their website at www.sedar.com.  Finally, corporate information can be found on the Company’s website at www.pedimentgold.com.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

a. Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

b. Interest rate risk

The Company’s cash and cash equivalents consist of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2010.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

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

Net loss and other comprehensive loss for the year ended September 30, 2010 could have varied if the Canadian dollar to Mexican peso foreign exchange rate varied by reasonably possible amounts from their actual balance sheet date values.

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

The sensitivity analysis of the Company’s exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at September 30, 2010 and 2009, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexican peso of 10% and 9%, respectively, and the effect on net loss and comprehensive loss.

	Reasonably Possible Changes
	2010	2009

CDN $: MXN peso exchange rate variance	+10%	+9%

Net loss and comprehensive loss	$44,110	$84,825

CDN $: MXN peso exchange rate variance	-10%	-9%

Net loss and comprehensive loss	$(53,913)	$(101,603)

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2010.  Based on management’s assessment and those criteria, management has concluded that the internal control over financial reporting as at September 30, 2010 was effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

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

Fees, including reimbursements for expenses, for professional services rendered by Smythe Ratcliffe LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2010 Ended 9/30/2010	Fiscal 2009 Ended 9/30/2009
Audit Fees	$46,500	$40,000
Audit-Related Fees	$nil	$640
Tax Fees	$1,750	$1,200
All Other Fees	$nil	$nil
TOTAL	$48,250	$41,840

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

--- Nothing Responsive to Disclose ---

ITEM 16G.  CORPORTE GOVERNANCE

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

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Smythe Ratcliffe LLP are included herein immediately preceding the audited consolidated financial statements.

Auditor's Report, dated 12/15/2010

Consolidated Balance Sheets at 9/30/2010 and 9/30/2009

Consolidated Statements of Operations and comprehensive loss for the years ended 9/30/2010, 9/30/2009, and 9/30/2008

Consolidated Statements of Shareholders’ Equity

  For the years ended 9/30/2010, 9/30/2009, and 9/30/2008

Consolidated Statements of Cash Flows

  for the years ended 9/30/2010, 9/30/2009, and 9/30/2008

Notes to Consolidated Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1.   Notice of Articles and Articles as currently in effect:

      Incorporated by reference to Form 6-K, filed with the SEC on April 30, 2008.

2.   Instruments defining the rights of holders of equity or debt securities being registered.

       Incorporated by reference to Form 20-FR Registration Statement, Exhibit #1, filed 3/20/2007, as amended

3.   Voting Trust Agreements:  No Disclosure Necessary

4.   Material Contracts:

      Incorporated by reference to Form 20-FR Registration Statement, as amended; and

      Form 6-Ks

(a)

Business Combination Agreement dated October 18, 2010, as amended November 19, 2010, between the Company and Argonaut.  Refer to “Business of Pediment” on page 3 for a detailed discussion of this agreement (6K filed on December 21, 2010).

(b)

Consulting Agreement dated September 9, 2010 between the Company and Peter Mordaunt. Refer to Item 6.B Compensation – Written Management Agreements for a detailed discussion of this agreement (6K filed on December 21, 2010).

(c)

Consulting Agreement dated September 9, 2010 between the Company and William Faust. Refer to Item 6.B   Compensation – Written Management Agreements for a detailed discussion of this agreement (6K filed on December 21, 2010).

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

13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

        Section 1350 of Chapter 63 of Title 18 of the United States Code                                   attached

14.  Legal Opinion required by Instruction 3 of ITEM 7B:    No Disclosure Necessary

15.  Additional Exhibits:  No Disclosure Necessary

Pediment Gold Corp.

(An Exploration Stage Company)

Consolidated Financial Statements For the years ended September 30, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

Contents

Management’s Responsibility for Financial Reporting

91

Report of Independent Registered Public Accounting Firm

92

Consolidated Financial Statements

Consolidated Balance Sheets

93

Consolidated Statements of Operations and Comprehensive Loss

94

Consolidated Statements of Shareholders’ Equity

95-96

Consolidated Statements of Cash Flows

97

Notes to Consolidated Financial Statements

98-130

Consolidated Schedule of Exploration Expenses

131

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

The consolidated balance sheets as at September 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended September 30, 2010, 2009 and 2008 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“Gary Freeman” (signed)

“John Seaman” (signed)

Gary Freeman

John Seaman

CEO

CFO

December 15, 2010

Report of Independent Registered Public Accounting Firm

To the Shareholders of Pediment Gold Corp.

 (An Exploration Stage Company)

We have audited the consolidated balance sheets of Pediment Gold Corp. (an exploration stage company) as at September 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended September 30, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2010 and 2009 and the results of its operations and its cash flows for the years ended September 30, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

December 15, 2010

Pediment Gold Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Canadian Dollars)

As at September 30	2010	2009
		Restated (note 2)
Assets
Current
Cash and cash equivalents	$8,416,574	$15,553,239
Taxes receivable	1,228,628	661,836
Amounts receivable	27,655	27,140
Due from related parties (note 11(a)(i))	2,604	19,419
Prepaid expenses and deposits (notes 8(b)(i) and 11(b))	312,647	126,556

Total current assets	9,988,108	16,388,190
Mineral properties (note 8)	4,884,122	4,716,904
Property and equipment (note 6)	1,049,818	307,237
Intangible assets (note 7)	177,425	-
Prepaid expenses (note 8(b)(i))	55,993	-

Total assets	$16,155,466	$21,412,331

Liabilities
Current
Accounts payable and accrued liabilities	$1,230,232	$227,517
Due to related parties (note 11(a)(ii))	63,993	26,380

Total liabilities	1,294,225	253,897

Shareholders’ Equity
Share capital (note 9)	62,352,455	61,393,374
Contributed surplus	7,299,618	7,215,180
Deficit accumulated in the exploration stage	(54,790,832)	(47,450,120)

Total shareholders’ equity	14,861,241	21,158,434

Total liabilities and shareholders’ equity	$16,155,466	$21,412,331

Nature of operations (note 1)

Commitments (notes 8 and 14)

Subsequent events (notes 4(a) and 16)

Approved on behalf of the Board:

“Chris Theodoropoulos” (signed)

“Gary Freeman” (signed)

Chris Theodoropoulos, Director

Gary Freeman, Director

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

 (An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Canadian Dollars)

For the years ended September 30	2010	2009	2008
		Restated (note 2)	Restated (note 2)
Expenses
Exploration (schedule)	$4,489,288	$1,731,601	$6,854,021
Consultants (notes 11(c) and (d))	710,823	823,613	619,577
Stock-based compensation (note 9(g)(i))	506,604	1,158,891	4,331,565
Salaries	496,175	383,585	569,836
Office and administration	312,569	332,912	360,725
Investor relations and promotion	263,395	285,342	180,766
Legal and audit	250,705	262,237	390,138
Travel	241,608	218,726	290,672
Transfer agent, listing and filing fees	50,418	131,685	53,767
Amortization	36,091	16,397	12,123

Total expenses	(7,357,676)	(5,344,989)	(13,663,190)

Other income (expenses)
Investment and other income	124,862	365,461	679,442
Foreign exchange (loss) gain	(107,894)	(80,849)	503,026
Write-down of mineral properties (notes 8(a) and 8(b)(iii))	(4)	-	(378,643)

Total other income (expenses)	16,964	284,612	803,825

Net loss and comprehensive loss for the year	$(7,340,712)	$(5,060,377)	$(12,859,365)

Loss per share, basic and diluted	$(0.15)	$(0.12)	$(0.33)

Weighted average number of common shares outstanding	47,553,400	43,506,184	39,493,045

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

 (An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(Canadian Dollars)

				Deficit Accumulated in the Exploration Stage
	Share Capital		Contributed Surplus		Total
	Common Shares	Amount			Shareholders' Equity
				Restated (note 2)	Restated (note 2)

Balance, September 30, 2007, restated (note 2)	33,638,135	$ 38,558,024	$ 1,557,786	$ (29,530,378)	$ 10,585,432
Common shares issued during the year
For cash
Private placements, net of share issue costs (note 9(c))	5,950,300	16,816,005	240,851	-	17,056,856
Exercise of warrants	1,154,051	1,597,319	-	-	1,597,319
Exercise of options	1,041,250	693,350	-	-	693,350
For mineral property data (note 9(c))	25,000	71,500	-	-	71,500
Transfer of contributed surplus to share capital on exercise of warrants	-	90,143	(90,143)	-	-
Transfer of contributed surplus to share capital on exercise of options	-	635,623	(635,623)	-	-
Stock-based compensation for the year (note 9(g))	-	-	4,331,565	-	4,331,565
Escrowed shares cancelled (note 9(b))	(426,667)	(605,867)	605,867	-	-
Net loss for the year, restated (note 2)	-	-	-	(12,859,365)	(12,859,365)

Balance, September 30, 2008, restated (note 2)	41,382,069	57,856,097	6,010,303	(42,389,743)	21,476,657
Common shares issued during the year
For cash
Private placement, net of share issue costs (note 9(c))	3,223,000	2,147,074	117,194	-	2,264,268
Exercise of options	132,500	78,250	-	-	78,250
For mineral property (note 9(c))	75,760	65,745	-	-	65,745
In relation to acquisition of the San Antonio Project (note 9(c))	2,500,000	1,175,000	-	-	1,175,000
Transfer of contributed surplus to share capital on exercise of options	-	71,208	(71,208)	-	-
Stock-based compensation for the year (note 9(g))	-	-	1,158,891	-	1,158,891
Net loss for the year, restated (note 2)	-	-	-	(5,060,377)	(5,060,377)

Balance, September 30, 2009, restated (note 2)	47,313,329	$ 61,393,374	$ 7,215,180	$ (47,450,120)	$ 21,158,434

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

 (An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(Canadian Dollars)

				Deficit Accumulated in the Exploration Stage
	Share Capital		Contributed Surplus		Total
	Common Shares	Amount			Shareholders' Equity
				Restated (note 2)	Restated (note 2)
Balance, September 30, 2009, restated (note 2)	47,313,329	$ 61,393,374	$ 7,215,180	$ (47,450,120)	$ 21,158,434
Common shares issued during the year
For cash
Exercise of options	715,000	477,000	-	-	477,000
For mineral property (note 9(c))	40,483	59,915	-	-	59,915
Transfer of contributed surplus to share capital on exercise of options	-	422,166	(422,166)	-	-
Stock-based compensation for the year (note 9(g))	-	-	506,604	-	506,604
Net loss for the year	-	-	-	(7,340,712)	(7,340,712)

Balance, September 30, 2010	48,068,812	$ 62,352,455	$ 7,299,618	$ (54,790,832)	$ 14,861,241

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Canadian Dollars)

For the years ended September 30	2010	2009	2008
		Restated (note 2)	Restated (note 2)
Operating activities
Net loss for the year	$(7,340,712)	$(5,060,377)	$(12,859,365)
Adjustments for non-cash items:
Amortization	36,091	16,397	12,123
Stock-based compensation	506,604	1,158,891	4,331,565
Write-down of mineral properties	4	-	378,643
Unrealized (loss) gain on foreign exchange	(2,612)	55,623	13,062
Changes in operating assets and liabilities:
Taxes and amounts receivable	(567,307)	29,594	(420,423)
Prepaid expenses and deposits	(242,084)	82,129	(206,474)
Accounts payable and accrued liabilities	1,002,715	30,490	(166,335)

Cash used in operating activities	(6,607,301)	(3,687,253)	(8,917,204)

Investing activities
Purchase of property and equipment	(778,672)	(282,865)	(22,539)
Purchase of intangible assets	(177,425)	-	-
Mineral property acquisition	(107,307)	(823,596)	(2,548,865)

Cash used in investing activities	(1,063,404)	(1,106,461)	(2,571,404)

Financing activities
Proceeds from issuance of common shares, net of issue costs	477,000	2,342,518	19,347,525
Due from related parties	54,428	10,277	13,091

Cash provided by financing activities	531,428	2,352,795	19,360,616

Foreign exchange effect on cash	2,612	(55,623)	(13,062)
(Decrease) increase in cash and cash equivalents	(7,136,665)	(2,496,542)	7,858,946
Cash and cash equivalents, beginning of year	15,553,239	18,049,781	10,190,835

Cash and cash equivalents, end of year	$8,416,574	$15,553,239	$18,049,781
Cash and cash equivalents consists of:
Cash	$338,655	$5,281,512	$2,424,466
Cash equivalents	8,077,919	10,271,727	15,625,315

	$8,416,574	$15,553,239	$18,049,781

Supplemental disclosure with respect to cash flows (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

1.

NATURE OF OPERATIONS

Pediment Gold Corp. (the “Company”) is governed under the Business Corporations Act (British Columbia) and is engaged in the business of the acquisition of, exploration for and development of mineral properties.  As of March 2, 2009, the Company’s shares were delisted from the TSX Venture Exchange (“TSX-V”) and commenced trading on the Toronto Stock Exchange (“TSX”).

The Company reported a net loss of $7,340,712 (2009 - $5,060,377; 2008 - $12,859,365) for the year ended September 30, 2010 and has a deficit accumulated in the exploration stage of $54,790,832 as at September 30, 2010 (2009 - $47,450,120).  As at September 30, 2010, the Company had $8,693,883 (2009 - $16,134,293) in working capital, which is sufficient capital to cover its fiscal 2011 planned expenditures. The Company expects to require additional financing through the issuance of additional share capital until such time as it achieves sustained profitability through its mining operations, or the receipt of proceeds from the disposition of its mineral properties.

2.

CHANGE IN ACCOUNTING POLICY

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry.  Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote-down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage.  Significant costs related to property acquisitions, including allocations for undeveloped mineral properties, are capitalized until the viability of the mineral property is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized.  The impact of this change on the previously reported September 30, 2009 and 2008 consolidated financial statements is as follows:

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

2.

CHANGE IN ACCOUNTING POLICY (Continued)

	As previously reported $	Restatement $	As restated $
Consolidated Balance Sheet
Mineral properties – September 30, 2009	14,546,062	(9,829,158)	4,716,904

Consolidated Statement of Operations and Comprehensive Loss
Exploration expenses for the year ended September 30, 2009	37,775	1,693,826	1,731,601
Stock-based compensation for the year ended September 30, 2009	1,130,920	27,971	1,158,891
Future income tax recovery for the year ended September 30, 2009	(65,570)	65,570	-
Net loss and comprehensive loss for the year ended September 30, 2009	3,273,010	1,787,367	5,060,377
Basic and diluted loss per share for the year ended September 30, 2009	0.08	0.04	0.12

Consolidated Statement of Shareholders’ Equity
Deficit at September 30, 2009	37,620,962	9,829,158	47,450,120

Statement of Cash Flows
Mineral property acquisitions for the year ended September 30, 2009	2,446,074	(1,622,478)	823,596
Accounts payable and accrued liabilities for the year ended September 30, 2009	(44,858)	75,348	30,490

Consolidated Statement of Operations and Comprehensive Loss
Exploration expenses for the year ended September 30, 2008	-	6,854,021	6,854,021
Write-down of mineral properties the year ended September 30, 2008	2,099,553	(1,720,910)	378,643
Future income tax expense for the year ended September 30, 2008	65,570	(65,570)	-
Net loss and comprehensive loss for the year ended September 30, 2008	7,791,824	5,067,541	12,859,365
Basic and diluted loss per share for the year ended September 30, 2008	0.20	0.13	0.33

Consolidated Statement of Shareholders’ Equity
Deficit at September 30, 2008	34,347,952	8,041,791	42,389,743

Statement of Cash Flows
Mineral property acquisitions for the year ended September 30, 2008	9,621,248	(7,072,383)	2,548,865
Accounts payable and accrued liabilities for the year ended September 30, 2008	52,052	114,283	166,335

Consolidated Statement of Shareholders’ Equity
Deficit at September 30, 2007	26,556,128	2,974,250	29,530,378

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are stated in Canadian dollars, which is the Company’s functional and reporting currency.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Compania Minera Pitalla, S.A. de C.V. (“Pitalla”), Pediment Exploration Mexico, S.A. de C.V. (“Pediment Mexico”), Minexson S.A. de C.V. (“Minexson”), Megashear Mining-Exploration S.A. de C.V (“Megashear”) and Minera Sud California S.A. de C.V. (“Sud California”).  All significant intercompany transactions and balances have been eliminated on consolidation.

(b)

Cash equivalents

The Company considers cash equivalents to be deposits with banks or highly liquid short-term interest-bearing instruments cashable within 90 days from the original dates of acquisition into known amounts of cash.

(c)

Property and equipment

Property and equipment are recorded at cost and amortized using the following annual rates and methods:

Computer equipment

- 30% declining balance

Office furniture

- 20% declining balance

Vehicles

- 4 years straight-line

Mining equipment

- 8 years straight-line

Leasehold improvements

- 5 years straight-line

In the year of acquisition, amortization is recorded at one-half the annual rate.

(d)

Intangible assets

Intangible assets are recorded at cost and amortized using the unit-of-production method. The Company will assess on a periodic basis the carrying amount of its purchased intangible assets to determine if there has been an event or changes in circumstances that indicate an impairment to their carrying value.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

3.

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

(f)

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantively enacted.  The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(g)

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Financial instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in operations. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

The Company categorizes its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Other than additional disclosure in note 4, the adoption of this revised section did not result in a material impact on the Company’s consolidated financial statements.

(i)

Mineral properties

Exploration costs are charged to operations as incurred until such time that proven reserves are discovered.  Costs of acquisition of mineral rights and option payments are capitalized until the properties are abandoned, sold, the rights expire or there is an impairment in value.

When proven reserves are determined, the Company will capitalize all costs to the extent that future cash flows from mineral reserves are expected to equal or exceed the costs deferred.  The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production.

All deferred mineral property costs are reviewed quarterly, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Mineral properties (Continued)

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

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property are recorded as a reduction of the mineral property costs.  The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

(j)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include the collectability of taxes and amounts receivable, balances of accrued liabilities, the fair value of financial instruments, the rates and methods for amortization of property and equipment, the recoverability of mineral properties, determination of asset retirement and environmental obligations, valuation allowance for future income tax assets and the determination of the variables used in the calculation of stock-based compensation. While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

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

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)

Asset retirement obligations (“ARO”)

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

(o)

Future changes in accounting policies

(i)

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

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

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)

Future changes in accounting policies (Continued)

(ii)

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company’s fiscal year beginning on October 1, 2011.  The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011.

The Company is performing a detailed analysis of the differences between IFRS and the Company’s accounting policies as well as assessing the impact of various alternatives.  The IFRS project plan is being completed in four phases: planning and analysis, identification of changes, solution development and implementation where necessary.

The Company has begun the planning and analysis phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2011.

The Company is in the exploration stage and therefore has adopted accounting policies for exploration companies.  The current analysis indicates that there will be very little effect on financial reporting as a result of the adoption of IFRS.

Some of the specific areas reviewed and considered to date are:

•

IFRS 1 – First-time adoption of IFRS

•

IFRS 2 – Share-based payments

•

IFRS 6 – Exploration and evaluation of mineral resources

•

IFRS 7 – Financial instruments – disclosure

•

IAS 12 – Income taxes

•

IAS 16 – Property, plant and equipment

•

IAS 32 – Financial instruments – a presentation

•

IAS 36 – Impairment of assets

•

IAS 37 – Provisions, contingent liabilities and contingent assets

•

IAS 39 – Financial instruments – recognition and measurement.

4.

FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

4.

FINANCIAL INSTRUMENTS (Continued)

The fair value of financial instruments at September 30, 2010 and 2009 is summarized as follows:

	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets
Held-for-trading
Cash and cash equivalents	$8,416,574	$8,416,574	$15,553,239	$15,553,239

Loans and receivables
Amounts receivable	$27,665	$27,665	$27,140	$27,140
Due from related parties	$2,604	N/A	$19,419	N/A

Financial Liabilities
Accounts payable and accrued liabilities	$1,230,232	$1,230,232	$227,517	$227,517
Due to related parties	$63,993	N/A	$26,380	N/A

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

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary ratings agency in accordance with the Company’s investment policy.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

4.

FINANCIAL INSTRUMENTS (Continued)

(a)

Credit risk (Continued)

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	2010	2009

Held at major Canadian financial institutions:
Cash	$ 266,968	$ 5,137,947
Cash equivalents	8,077,919	10,271,727

	8,344,887	15,409,674
Held at major Mexican financial institutions:
Cash	71,687	143,565

Total cash and cash equivalents	$8,416,574	$15,553,239

Included in cash equivalents at September 30, 2010 are cashable guaranteed investment certificates (“GIC”) earning interest at 0.70% and 1.15% (2009 - 0.25% and 2.66%) and maturing between October 18, 2010 and September 8, 2011 (2009 - October 18, 2009 and September 8, 2010), respectively.  The cashable GIC that matured on October 18, 2010 was reinvested.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company believes it has sufficient cash and cash equivalents at September 30, 2010 in the amount of $8,416,574 (2009 - $15,553,239) in order to meet its planned expenditures and obligations for the next year.  At September 30, 2010, the Company had accounts payable and accrued liabilities of $1,230,232 (2009 - $227,517) and amounts due to related parties of $63,993 (2009 - $26,380), which will become due for payment within three months.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

4.

FINANCIAL INSTRUMENTS (Continued)

(c)

Market risk (Continued)

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

The Company’s cash and cash equivalents consists of cash held in bank accounts and GICs that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2010 and 2009.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

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

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

4.

FINANCIAL INSTRUMENTS (Continued)

(c)

Market risk (Continued)

(ii)

Foreign currency risk (Continued)

The sensitivity analysis of the Company’s exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at September 30, 2010 and 2009, which includes a hypothetical change in the foreign exchange rate between the Canadian dollar and Mexican peso of 10% and 9%, respectively, and the effect on net loss and comprehensive loss.

	Reasonably Possible Changes
	2010	2009

CDN $: MXN peso exchange rate variance	+10%	+9%

Net loss and comprehensive loss	$44,110	$84,825

CDN $: MXN peso exchange rate variance	-10%	-9%

Net loss and comprehensive loss	$(53,913)	$(101,603)

(iii)

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

5.

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

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

6.

PROPERTY AND EQUIPMENT

	2010			2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$55,140	$31,591	$23,549	$32,005	$21,811	$10,194
Office furniture	66,998	16,388	50,610	28,370	9,508	18,862
Vehicles	99,067	17,150	81,917	18,748	3,195	15,553
Mining equipment	57,330	-	57,330	57,330	-	57,330
Leasehold improvements	54,764	5,476	49,288	-	-	-
Land	787,124	-	787,124	205,298	-	205,298
	$1,120,423	$70,605	$1,049,818	$341,751	$34,514	$307,237

At September 30, 2010 and 2009, the Company’s mining equipment is under development; therefore, it will be amortized once it is ready for use.

7.

INTANGIBLE ASSETS

During the year, the Company acquired water rights for $177,425 (2,177,000 pesos).  These water rights permit the Company to extract an annual fixed volume of water from the Baja aquifer for periods ranging from eight to ten years. As at September 30, 2010, no volume of water was extracted from the Baja aquifer.

8.

MINERAL PROPERTIES

(a)

Mineral properties at September 30, 2010 and 2009 are as follows:

	2010
	San Antonio Project	La Colorada Project	Other Projects	Total

Acquisition costs – September 30, 2009	$2,529,862	$2,187,038	$4	$4,716,904
Acquisition (write-down) during year	-	167,222	(4)	167,218

Balance, September 30, 2010	$2,529,862	$2,354,260	$-	$4,884,122

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

8.

MINERAL PROPERTIES (Continued)

(a)

(Continued)

	2009
	San Antonio Project	La Colorada Project	Other Projects	Total
	Restated (note 2)
Acquisition costs – September 30, 2008	$1,354,862	$1,297,697	$4	$2,652,563
Acquisition during year	1,175,000	889,341	-	2,064,341

Balance, September 30, 2009	$2,529,862	$2,187,038	$4	$4,716,904

(b)

The Company’s mineral property holdings consist of mineral concessions located in Sonora State and Baja California Sur, Mexico. Descriptions of specific concession groups are as follows:

(i)

San Antonio Project

San Antonio consists of two concessions, Cirio and Emily, located in Baja California Sur, Mexico.

On March 28, 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining exploration concessions located in Baja California Sur, Mexico.  The concessions were acquired for a cash payment of $11,250 (paid) and mineral property data related to the concessions were acquired for 25,000 common shares (issued) of the Company valued at $71,500 (note 9(c)(v)).

On July 3, 2008, the Company acquired the El Triunfo concession group, a group of adjacent concessions in the San Antonio district. The three concessions were acquired for a cash payment of $1,241,568 (paid) and are subject to a variable 1% to 3% net smelter royalty (“NSR”).

Pursuant to the terms of the Company’s purchase agreement to acquire Pitalla in 2005, if prior to December 31, 2011, an aggregate of one million ounces of gold or gold equivalents were determined to be situated on three or fewer of the properties acquired, of which 500,000 ounces or equivalent must be in a single property, the Company would be required to issue 2,500,000 common shares.  On December 4, 2008, the Company issued the 2,500,000 common shares valued at $1,175,000, which has been allocated to the acquisition cost of the San Antonio project (note 9(c)(iv)).

On December 13, 2009, the Company entered into a promissory agreement with the Ejido San Antonio to purchase outright the surface rights for the Planes and Colinas mineral targets.  Pursuant to the promissory agreement, the Company has acquired 260 hectares for total consideration of 6,500,000 pesos ($529,748 - paid), which has been allocated entirely to land.  The Company is currently arranging for the transfer of legal title to the land.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

8.

MINERAL PROPERTIES (Continued)

(b)

(Continued)

(i)

San Antonio Project (Continued)

Concurrently, the Company entered into a rental agreement, called a “temporary occupation agreement”, securing long-term surface and access rights for the on-going exploration and operation of the San Antonio project.  The agreement has a term of 30 years and includes a one-time payment of 200,000 pesos ($16,230 -paid) for access and annual per hectare payments for areas subject to exploration or other disturbance within the Company’s concession holdings, which total approximately 8,100 hectares. Under the terms of the agreement, the minimum annual hectare payments are 600,000 pesos with the first three years payable in advance amounting to 1,800,000 pesos ($146,070 - paid).

As at September 30, 2010, the remaining advance payment on the temporary occupation agreement is reported as follows:

Short-term prepaid expenses and deposits	$48,690
Long-term prepaid expenses and deposits	55,993

$104,683

(ii)

La Colorada Project

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property located in Sonora, Mexico.  The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include mining equipment and machinery in return for an initial payment of US$1,100,000 ($1,085,518 - paid), followed by additional payments of US$1,100,000 on or before October 22, 2008 and US$550,000 on or before October 22, 2009.

On November 26, 2008, the Company amended the original option agreement and entered into two separate agreements, a revised purchase agreement and an option to purchase agreement.  Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession, land and mining equipment agreed to under the original option agreement by making one further payment of US$825,000 ($964,484 - paid), for a total purchase price of US$1,925,000 ($2,050,002 paid), and granted a 3% NSR if open-pit mined or 2% if underground mined.  The 2% NSR on underground production can be purchased by the Company at any time for US$300,000.

The purchase price of US$1,925,000 ($2,050,002) was allocated US$200,800 ($205,298) to land, US$56,075 ($57,330) to mining equipment and US$1,668,125 ($1,787,374) to mineral properties pursuant to the terms of the revised purchase agreement.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

8.

MINERAL PROPERTIES (Continued)

(b)

(Continued)

(ii)

La Colorada Project (Continued)

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

On May 12, 2009, the Company amended the terms of the RECAMI agreement, which reduced the total purchase price from US$800,000 to US$600,000 which includes US$200,000 payable in shares due as follows:

Cash:

•

US$100,000 – February 8, 2008 ($102,491 paid)

•

US$100,000 – March 23, 2009 ($121,131 paid)

•

US$100,000 – March 3, 2010 ($103,260 paid)

•

US$100,000 – March 3, 2011 (refer to note 16(b)).

Common Shares:

•

Equivalent to US$50,000 plus 15% VAT – May 31, 2009 (issued 75,760 common shares valued at $65,745 (note 9(c)(iii))

•

Equivalent to US$50,000 plus 15% VAT – March 3, 2010 (issued 40,483 common shares valued at $59,915 (note 9(c)(i))

•

Equivalent to US$100,000 plus 15% VAT – March 3, 2011 (refer to note 16(b)).

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advanced payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

On August 14, 2008, the Company acquired six mineral concessions from the Penoles group totalling 218 hectares for US$100,000 ($109,688 paid) that cover part of the El Creston pit (the “Pit”) and adjacent ground as well as additional exploration potential west of the Pit.

On June 30, 2009, the Company acquired the La Noria concession for $609 (paid).

On May 5, 2010, the Company acquired the Red Norte 1 concession for $4,047 (paid).

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

8.

MINERAL PROPERTIES (Continued)

(b)

(Continued)

(iii)

Other Projects

Caborca Project

The Caborca area project consists of three non-contiguous concessions, namely the Pitalla, Martha and Diana concessions, located in Sonora State, Mexico.

During the year ended September 30, 2008, Inmet defaulted on the terms of the agreement and the Company decided not to pursue this property and, accordingly, the Company wrote-down $55,695 in acquisition expenditures.

Texson Project

The Texson Project consists of three concessions, namely Texson Fraction 1, 2 and 3, located in Sonora State, Mexico.

During the year ended September 30, 2008, the Company decided not to pursue this property and, accordingly, wrote-down $55,081 in acquisition expenditures.

Daniel Project

The Daniel Project consists of five concessions, Daniel 1, Daniel 2, Daniel 3, Daniel 4 and Daniel 7, located in Sonora State, Mexico.

During the year ended September 30, 2008, the Company decided not to pursue this property and, accordingly, wrote-down $70,567 in acquisition expenditures.

Other

The Company holds title to various exploration stage projects, all of which are located within Mexico.  These projects consist of the following: Mel-Manual, Valenzuela, Cochis, Juliana, La Cien, Glor, El Caribe and Pitalla 3.

During the year ended September 30, 2008, the Company decided not to pursue these projects and, accordingly, wrote-down $197,300 in acquisition expenditures.

During the year, the cost of $4 was written off, as no further exploration is planned on the Other Projects.

8.

MINERAL PROPERTIES (Continued)

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

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

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

Environmental obligations

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

9.

SHARE CAPITAL

(a)

Authorized - Unlimited number of common shares without par value

(b)

Escrow shares

During the year ended September 30, 2009, the Company released 442,556 (2008 – nil) common shares from escrow. Accordingly, as at September 30, 2010 and 2009, there are no common shares held in escrow (2008 – 442,556).

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

9.

SHARE CAPITAL (Continued)

(b)

Escrow shares (Continued)

During the year ended September 30, 2008, the Company cancelled 426,667 common shares previously held in escrow.  Accordingly, the weighted average per common share amount of share capital attributed to the cancelled shares of $605,867 was allocated to contributed surplus.

(c)

Private placements and shares issued for property

(i)

During the year ended September 30, 2010, 40,483 common shares were issued in accordance with the RECAMI agreement.  The fair value of these shares, based on the share price on the grant date, was $59,915.

(ii)

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

(iii)

During the year ended September 30, 2009, 75,760 common shares were issued in relation to the acquisition of mineral concessions (note 8(b)(ii)).  The fair value of these shares, based upon the volume weighted average trading price on the TSX for the ten trading days ending seven business days before the date of issue, was $65,745.

(iv)

During the year ended September 30, 2009, 2,500,000 common shares were issued in relation to the acquisition of the San Antonio Project (note 8(b)(i)).  The $0.47 per share fair value of these shares was based on market value at the time of issue for a total value of $1,175,000.

(v)

During the year ended September 30, 2008, 25,000 common shares were issued to acquire mineral property data relating to certain mineral concessions (note 8(b)(i)).  The fair value of these shares based upon their market value at the time of issue was $71,500.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

9.

SHARE CAPITAL (Continued)

(c)

Private placements and shares issued for property (Continued)

(vi)

On December 3, 2007, the Company completed a non-brokered private placement and issued 5,849,300 units at a price of $3.00 per unit, for gross proceeds of $17,547,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share on or before June 3, 2009. As part of the finder’s fee arrangement, $425,520 in cash was paid, and 101,000 additional units, valued at the same amount as the placement units, were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each warrant having the same terms as the placement warrants described above. In addition, 261,965 finder’s warrants were issued with a fair value of $240,851, each exercisable to acquire one common share of the Company at a price of $3.80 until June 3, 2009. Other cash share issuance costs of $65,524 were incurred by the Company through the private placement.

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

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

9.

SHARE CAPITAL (Continued)

(d)

Stock options (Continued)

A summary of the status of the Company’s outstanding and exercisable stock options at September 30, 2010 and 2009 and changes during the years then ended is as follows:

	Outstanding	Exercisable	Weighted Average Exercise Price – Outstanding Options

Balance, September 30, 2008	3,642,500	3,392,500	$1.61

Granted	1,720,000	1,495,000	$0.74
Exercised	(132,500)	(132,500)	$0.59
Vested in year	-	250,000	-
Cancelled	(1,145,000)	(1,145,000)	$2.61
Forfeited	(232,500)	(232,500)	$1.32
Expired	(80,000)	(80,000)	$0.85
Balance, September 30, 2009	3,772,500	3,547,500	$0.98

Granted	600,000	375,000	$1.40
Exercised	(715,000)	(715,000)	$0.67
Vested in year	-	375,000	-
Forfeited	(75,000)	(50,000)	$1.37
Expired	(105,000)	(105,000)	$0.76

Balance, September 30, 2010	3,477,500	3,427,500	$1.12

As at September 30, 2010, 3,427,500 of the 3,477,500 options outstanding have vested. The vested options have a weighted average exercise price of $1.11 (2009 - $0.99), a weighted average remaining contractual life of 2.39 (2009 - 3.12) years and a weighted average grant date fair value of $0.91 (2009 - $0.74).

The 50,000 options that have not vested at September 30, 2010 have a weighted average exercise price of $1.37 (2009 - $0.90), a weighted average remaining contractual life of 4.19 (2009 - 1.92) years and a weighted average grant date fair value of $1.32 (2009 - $0.46).

At September 30, 2010, the aggregate intrinsic value of the outstanding stock options is $1,744,125 (2009 - $591,750).

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

9.

SHARE CAPITAL (Continued)

(d)

Stock options (Continued)

The following summarizes information about options outstanding at September 30, 2010 and 2009:

	Exercise Price	Remaining Contractual Life (in years)		Number of Options
Expiry Date		2010	2009	2010	2009

February 12, 2010	$0.60	-	0.37	-	50,000
July 21, 2010	$0.50	-	0.81	-	25,000
July 21, 2010	$0.63	-	0.81	-	290,000
April 25, 2011	$0.80	0.57	1.57	415,000	415,000
August 2, 2011	$0.55	0.84	1.84	205,000	205,000
February 12, 2012	$0.60	1.37	2.37	50,000	50,000
March 23, 2012	$0.73	1.48	2.48	37,500	37,500
April 27, 2012	$0.78	1.58	2.58	50,000	50,000
June 17, 2013	$1.60	2.72	3.72	1,050,000	1,100,000
December 12, 2013	$0.60	3.20	4.20	350,000	580,000
May 4, 2011	$0.90	0.59	1.59	200,000	200,000
May 4, 2012	$0.90	-	2.59	-	100,000
May 11, 2010	$0.84	-	0.61	-	80,000
May 11, 2014	$0.84	3.61	4.61	520,000	590,000
December 9, 2010	$1.37	0.19	-	200,000	-
December 9, 2014	$1.37	4.19	-	100,000	-
February 12, 2015	$1.47	4.37	-	150,000	-
March 18, 2015	$1.40	4.47	-	150,000	-
		2.39	3.05	3,477,500	3,772,500

(e)

Warrants

At September 30, 2010, the Company has outstanding warrants to issue an aggregate 1,611,500 common shares as follows:

ExercisePrice	Expiry Date	Outstanding at September 30, 2009	Issued	Exercised	Expired	Outstanding at September 30, 2010

$0.90	March 30, 2011	1,611,500	-	-	-	1,611,500

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

9.

SHARE CAPITAL (Continued)

(e)

Warrants (Continued)

At September 30, 2009, the Company has outstanding warrants to issue an aggregate 1,611,500 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Exercised	Expired	Outstanding at September 30, 2009

$1.05	November 2, 2008	232,000	-	-	232,000	-
$2.00	February 21, 2009	1,798,059	-	-	1,798,059	-
$2.05	February 21, 2009	131,174	-	-	131,174	-
$3.75	June 3, 2009	2,975,150	-	-	2,975,150	-
$3.80	June 3, 2009	261,965	-	-	261,965	-
$0.90	March 30, 2011	-	1,611,500	-	-	1,611,500

		5,398,348	1,611,500	-	5,398,348	1,611,500

(f)

Finder’s warrants

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Outstanding at September 30, 2009	Issued	Outstanding at September 30, 2010

$0.83	March 30, 2011	-	257,840	257,840	-	257,840

The 257,840 finder’s warrants are exercisable at $0.83 per warrant to March 30, 2011 for units, where each unit consists of one common share and one-half of one share purchase warrant.  Each full warrant is exercisable for one common share at a price of $0.90 for a period of 18 months.

(g)

Stock-based compensation

(i)

The fair value of stock options granted, and which vested to directors, employees and consultants, is broken down as follows:

	2010	2009	2008

Salaries – employees/directors	$367,708	$838,526	$3,028,069
Consultants	-	229,801	1,303,496
Investor relations	138,896	62,593	-
Mineral properties - exploration expenses	-	27,971	-
	$506,604	$1,158,891	$4,331,565

During the year ended September 30, 2010, $506,604 (2009 - $1,158,891; 2008 - $4,331,565) stock-based compensation was expensed in the consolidated statements of operations.  Of this amount, $58,672 (2009 - $279,990; 2008 - $447,778) related to options granted in the prior years, which vested in the current year.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

9.

SHARE CAPITAL (Continued)

(g)

Stock-based compensation (Continued)

(i)

(Continued)

As at September 30, 2010, there is $34,894 (2009 - $75,526; 2008 - $279,990) in stock-based compensation, which will be recognized over the next year as the options vest.

The fair value of each option grant was estimated as at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2010	2009	2008

Risk-free interest rate	1.96%	1.67%	3.90%
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	86.46%	93.41%	78.99%
Expected option life in years	3.67	4.35	5.00
Forfeiture rate	0%	0%	0%
Fair value at grant date	$0.80	$0.56	$1.78

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

(ii)

The fair value of warrants issued as finder’s fees in the amount of $nil (2009 - $117,194; 2008 - $240,851) and included in share issue costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2010	2009	2008

Risk-free interest rate	N/A	1.20%	3.98%
Expected dividend yield	N/A	0.00%	0.00%
Expected stock price volatility	N/A	94.15%	75.0%
Expected option life in years	N/A	1.5	1.5
Fair value at grant date	N/A	$0.45	$0.92

(h)

Common shares reserved for issuance at September 30, 2010 and 2009 are as follows:

	2010	2009
Options	3,477,500	3,772,500
Warrants	1,611,500	1,611,500
Finder’s warrants	257,840	257,840
Common shares reserved for issuance	5,346,840	5,641,840

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

10.

INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2010	2009	2008

		Restated (note 2)	Restated (note 2)
Income tax benefit computed at statutory rates	$2,119,998	$1,524,691	$4,135,572
Non-deductible including stock-based compensation	(20,975)	(308,973)	(1,528,638)
Change in valuation allowance	(1,689,809)	(1,081,697)	(635,661)
Foreign tax rate difference	(61,409)	(118,599)	(405,714)
Change in timing differences	(105,252)	34,405	17,487
Effect of change in tax rate	(242,553)	(49,827)	(1,583,046)

Future income tax recovery (expense)	$-	$-	$-

The significant components of the Company’s future income tax assets and liabilities as at September 30, 2010 and 2009 are as follows:

	2010	2009
		Restated (note 2)
Future income tax assets (liabilities)
Non-capital losses carried forward	$8,390,871	$6,322,221
Excess of tax value over book value of mineral properties	3,077,908	3,201,025
Net capital losses carried forward	595,889	619,725
Share issuance costs	92,442	163,253
Plant and equipment	6,394	2,348
	12,163,504	10,308,572

Valuation allowance	(10,934,701)	(9,155,250)
	1,228,803	1,153,322
Excess of book value over tax value of mineral properties in Mexico	(1,228,803)	(1,153,322)
Future income taxes, net	$-	$-

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

10.

INCOME TAXES (Continued)

At September 30, 2010, the Company has non-capital losses of $30,640,000 in Canada and Mexico that may be carried forward to apply against future years’ income. These losses expire as follows:

	Canada	Mexico	Total

2012	$-	$69,000	$69,000
2013	-	40,000	40,000
2014	-	27,000	27,000
2015	585,000	25,000	610,000
2016	-	97,000	97,000
2017	-	4,816,000	4,816,000
2018	-	8,463,000	8,463,000
2019	-	5,721,000	5,721,000
2020	-	5,160,000	5,160,000
2026	1,070,000	-	1,070,000
2027	1,356,000	-	1,356,000
2028	972,000	-	972,000
2029	1,214,000	-	1,214,000
2030	1,025,000	-	1,025,000

	$6,222,000	$24,418,000	$30,640,000

The Company also has $4,767,000 of capital losses available to apply against future capital gains in Canada.

The tax benefit of the above losses has not been recorded in these financial statements as the realization is not more likely than not.

11.

RELATED PARTY TRANSACTIONS

(a)

The amounts due from/to related parties are non-interest-bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

(i)

As at September 30, 2010, $2,604 (2009 - $19,419) is due from a company with common directors for its share of rent for shared office space.

(ii)

As at September 30, 2010, $63,993 (2009 - $26,380) is due to directors/officers of the Company for director and consulting fees, of which, $12,295 (2009 - $25,610) is due to companies owned by directors/officers.

(b)

As at September 30, 2010, $46,793 (2009 - $21,000) of prepaid expenses relates to an advance on consulting fees paid to a company with a common director.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

11.

RELATED PARTY TRANSACTIONS (Continued)

(c)

Included in consulting fees is $306,000 (2009 - $388,928; 2008 - $406,108) of which $240,000 (2009 - $290,000; 2008 - $227,000) was charged by companies owned by directors and $66,000 (2009 - $98,928; 2008 - $179,108) by directors for consulting services.

(d)

Included in consulting fees is $66,994 (2009 - $83,000; 2008 - $nil) paid to companies owned by directors for directors’ fees.

(e)

Rent of $54,200 (2009 - $27,600; 2008 - $10,350) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

The above transactions occurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

12.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2010	2009	2008
		Restated (note 2)	Restated (note 2)
Non-cash transactions
Shares issued for mineral property	$59,915	$65,745	$71,500
Shares issued for acquisition of subsidiary	$-	$1,175,000	$-
Other supplemental cash flow information
Cash paid during the year for
Interest expense	$-	$-	$-
Income tax expense	$-	$-	$-

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

13.

SEGMENT DISCLOSURES

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico.  All current exploration activities are conducted in Mexico.  The capital assets (including mineral properties) and total assets identifiable within these geographic areas are as follows:

	2010	2009
		Restated (note 2)
Long-term assets (excluding prepaid expenses)
Canada	$100,187	$8,426
Mexico	6,011,178	5,015,715

	$6,111,365	$5,024,141

Total assets
Canada	$8,573,640	$15,527,466
Mexico	7,581,826	5,884,865

	$16,155,466	$21,412,331

14.

COMMITMENTS

During the year ended September 30, 2010, the Company entered into an agreement, subject to shareholder and TSX approval, with two consultants pursuant to which the Company committed to grant them each 150,000 restricted share units (“RSU”) with a term of 5 years; each consultant is also to receive an additional 150,000 RSUs on the completion of the San Antonio Project bankable feasibility study.

In the event the RSU plan is not approved by the Company’s shareholders and given final TSX approval by May 1, 2011, the RSUs will be deemed to have terminated and the Company will then compensate each consultant with a cash payment equal to the fair value of 150,000 multiplied by the then current market price by May 10, 2011.  In addition, within 10 days of the completed bankable feasibility study a second cash payment equal to 150,000 multiplied by the then current market price will be paid to each of the consultants.

In addition to the mineral property commitments, the Company has a commitment with respect to its premises operating lease. The minimum annual lease payments required are payable as follows:

2011	$106,116
2012	106,116
2013	106,116
2014	106,116
2015	35,372

$459,836

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

(a)

Recent United States GAAP pronouncements

(i)

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06 applicable to FASB ASC 820-10, “Improving Disclosures about Fair Value Measurements”. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company’s consolidated results of operations, cash flows or financial position.

(ii)

Subsequent Events

In February 2010, FASB issued ASU 2010-09, “Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements”. ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010.

(b)

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

(i)

Exploration expenditures

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures.  Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote-down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(b)

(Continued)

(i)

Exploration expenditures (Continued)

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage.  Significant costs related to property acquisitions, including allocations for undeveloped mineral interests, are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized.  This accounting policy is now in line with US GAAP and, therefore, there are no significant differences between Canadian GAAP and US GAAP.

(ii)

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

(iii)

Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

(iv)

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

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(c)

Reconciliation of total assets, liabilities and shareholders’ equity

	2010	2009
		Restated (note 2)

Total assets for Canadian and US GAAP	$16,155,466	$21,412,331

Total liabilities for Canadian and US GAAP	$1,294,225	$253,897
Total equity for Canadian and US GAAP	14,861,241	21,158,434

Total equity and liabilities for US GAAP	$16,155,466	$21,412,331

(d)

Reconciliation of net loss and comprehensive loss

	2010	2009	2008
		Restated (note 2)	Restated (note 2)
Net loss and comprehensive loss for Canadian and US GAAP	$7,340,712	$5,060,377	$12,859,365

Loss per share in accordance
with Canadian and US GAAP	$0.15	$0.12	$0.33

Weighted average number of
common shares outstanding	47,553,400	43,506,184	39,493,045

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(e)

Reconciliation of cash flows

	2010	2009	2008
		Restated (note 2)	Restated (note 2)

Net cash used in operating activities in accordance with Canadian and US GAAP	$(6,607,301)	$(3,687,253)	$(8,917,204)

Net cash used in investing activities in accordance with Canadian and US GAAP	(1,063,404)	(1,106,461)	(2,571,404)

Net cash flows from financing activities in accordance with Canadian and US GAAP	531,428	2,352,795	19,360,616

Foreign exchange effect on cash in accordance with Canadian and US GAAP	2,612	(55,623)	(13,062)

Net increase (decrease) in cash and cash equivalents in accordance with Canadian and US GAAP	(7,136,665)	(2,496,542)	7,858,946
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	15,553,239	18,049,781	10,190,835

Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$8,416,574	$15,553,239	$18,049,781

16.

SUBSEQUENT EVENTS

(a)

On October 18, 2010, the Company entered into a binding agreement (the “Agreement”) to complete a business combination (the “Transaction”) with Argonaut Gold Inc. (“Argonaut”).

Pursuant to the terms of the Agreement, all of the Company’s common shares issued and outstanding immediately prior to consummation of the Transaction shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one common share of the Company.

The Transaction is subject to certain standard conditions, which will include no less than 66 2/3% of the shareholders of the Company and a simple majority of Argonaut shareholders voting in favor of the Transaction at the shareholders’ meetings expected to be held on January 24, 2011.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

16.

SUBSEQUENT EVENTS (Continued)

(b)

On October 21, 2010, the Company agreed with RECAMI to make its last payment for cash and shares all for cash of US$200,000 ($204,660) and thus earned 100% interest in the properties. The final transfer agreement also states that RECAMI is entitled to a US$50,000 per year payment for the concept of NSR, even before the Company has reached commercial production. These advance payments; however, cannot be deducted from the NSR payments once the Company reaches commercial production. Nevertheless, at that time, should the 3% NSR be less than $50,000, the Company will not have to pay any further amount.

(c)

On October 26, 2010, the Company issued 250,000 common shares pursuant to the exercise of options at a price of $1.60 for total proceeds to the Company of $400,000.

(d)

On October 28, 2010, the Company issued 257,840 common shares and 128,920 warrants pursuant to the exercise of finder’s warrants at a price of $0.83 for total proceeds to the Company of $214,007.  Upon exercise of the finder’s warrants, 128,920 warrants at a price of $0.90 were exercised for total proceeds to the Company of $116,028.

(e)

On November 4, 2010, the Company issued 200,000 common shares pursuant to the exercise of options at a price of $0.90 for total proceeds to the Company of $180,000.

(f)

On November 5, 2010, the Company issued 1,611,500 common shares pursuant to the exercise of warrants at a price of $0.90 for total proceeds to the Company of $1,450,350.

(g)

On December 3, 2010, the Company issued 200,000 common shares pursuant to the exercise of options at a price of $1.37 for total proceeds to the Company of $274,000.

Pediment Gold Corp.

(An Exploration Stage Company)

Consolidated Schedule of Exploration Expenses

(Canadian Dollars)

For the years ended September 30

	2010
	San Antonio Project	La Colorada Project	Other Projects	Total

Drilling, sampling and testing	$1,832,264	$254,695	$-	$2,086,959
Miscellaneous	1,063,684	10,294	-	1,073,978
Geological services	337,034	117,478	-	454,512
Technical assistance	265,137	165,751	-	430,888
Tax on surface rights	77,835	77,662	88,863	244,360
Leasing	189,498	9,093		198,591

	$3,765,452	$634,973	$88,863	$4,489,288

	2009
	San Antonio Project	La Colorada Project	Other Projects	Total
	Restated (note 2)

Drilling, sampling and testing	$82,882	$636,447	$-	$719,329
Technical assistance	116,932	167,250	-	284,182
Geological services	164,764	71,545	-	236,309
Miscellaneous	106,428	113,094	-	219,522
Tax on surface	74,888	32,873	37,775	145,536
Leasing	35,879	52,933	-	88,812
Salaries and fees	37,911	-	-	37,911

	$619,684	$1,074,142	$37,775	$1,731,601

	2008
	San Antonio Project	La Colorada Project	Other Projects	Total
	Restated (note 2)

Drilling, sampling and testing	$3,789,126	$616,782	$214,345	$4,620,253
Salaries and fees	365,838	168,017	77,168	611,023
Geological services	215,998	231,124	93,716	540,838
Leasing	134,576	221,585	87,237	443,398
Miscellaneous	182,608	77,312	55,862	315,782
Tax on surface	42,882	68,596	94,654	206,132
Technical assistance	52,526	33,850	30,219	116,595

	$4,785,554	$1,417,266	$653,201	$6,854,021

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp.; SEC File Number 000-52509

Registrant

Dated: December 29, 2010   By /s/ Gary Freeman_____________________________

                                  Gary Freeman, President/CEO/Director

Dated: December 29, 2010   By /s/ Dayna Leigh___________________________

                                  Dayna Leigh, Corporate Secretary