Form 20-F/A
period 2010-09-30
Argonaut Gold, Inc.
filed 2011-04-22
CIK 1348909

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Commission file number 000-52509

Argonaut Gold Inc.

(as successor-registrant to Pediment Gold Corp.)

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

9604 Prototype Court, Reno, Nevada 89521

(Address of principal executive offices)

Barry Dahl, 775-284-4422; Fax 775-284-4426; 9604 Prototype Court, Reno, NV 89521

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T, (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

                                                                                                                                                                                                                           Yes[  ]                No[  ]

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

Index to Exhibits on Page 5

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended September 30, 2010, originally filed by Pediment Gold Corp. on December 29, 2010 with the Securities and Exchange Commission (the “Pediment 2010 20-F”), is being filed by Argonaut Gold Inc., as successor-registrant, solely for the purposes of amending Part II, Item 15 to include the conclusion of  the registrant’s principal officers on the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by this report in accordance with Item 15(a) of Form 20-F, which was inadvertently omitted from the original filing of the Pediment 2010 20-F.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Pediment 2010 20-F, or reflect any events that have occurred after the Pediment 2010 20-F was originally filed.

___________________________________

PART II

ITEM 15.  CONTROLS AND PROCEDURES

The Company’s management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures for the period covered by the Pediment 2010 20-F and have concluded that, as of September 30, 2010, these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company in sufficient time to meet disclosure requirements.  In making this conclusion, the Company’s management noted the inadvertent omission of this paragraph from the original filing of its Annual Report on Form 20-F for the year ended September 30, 2010, and have made appropriate changes to its disclosure controls and procedures.

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

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting

PART III

ITEM 19.  EXHIBITS

The following exhibits are filed herewith in response to this Item:

12.1

Certification of Chief Executive Officer

12.2

Certification of Chief Financial Officer

SIGNATURE PAGE

The Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F on its behalf.

ARGONAUT GOLD INC.

Dated:  April 22, 2011

By: /s/ Barry Dahl

      Barry Dahl, Chief Financial Officer

EXHIBIT INDEX

12.1

Certification of Chief Executive Officer

12.2

Certification of Chief Financial Officer